PROSPECTUS	Filed Pursuant to Rule 424(b)(3)
Registration No. 333-118813

OFFER TO EXCHANGE

$70,000,000 aggregate principal amount of its

Senior Secured Floating Rate Notes due 2009

that have been registered under the Securities Act of 1933

for any and all of its outstanding Senior Secured Floating Rate Notes due 2009

•	The exchange offer expires at 5:00 p.m., Philadelphia time, on December 8, 2004, unless extended.

•	We will exchange all outstanding notes, which we call the old notes, that are validly tendered and not validly withdrawn for an equal principal amount of a new series of notes that are registered under the Securities Act of 1933, which we call the exchange notes.

•	The exchange offer is subject to certain customary conditions, some of which we may waive.

•	You may withdraw tenders of old notes at any time before the exchange offer expires.

•	The exchange of old notes for exchange notes will not be a taxable exchange for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

•	The terms of the exchange notes are substantially identical to the old notes, except for transfer restrictions and registration rights relating to the old notes.

•	The exchange notes will be, like the old notes, our senior secured obligations, ranking equally in right of payment with all of our existing and future senior debt and ranking senior in right of payment to all of our future subordinated debt.

•	The exchange notes will be, like the old notes, guaranteed by all of our domestic restricted subsidiaries, which will include all of our existing and future domestic operating subsidiaries. The guarantees by our domestic subsidiaries will be senior obligations ranking equally in right of payment with all of such guarantors’ existing and future senior indebtedness and ranking senior in right of payment to all of such guarantors’ future subordinated debt.

•	The exchange notes and the guarantees for the exchange notes, like the old notes and the guarantees for the old notes, will be secured by a first priority lien on the collateral, which will consist of substantially all of our and the guarantors’ machinery and equipment located in the United States and owned real property relating to nine of the Company’s U.S. manufacturing facilities, subject to certain exceptions.

•	There is no established trading market for the exchange notes and we do not intend to apply for listing of the exchange notes on any securities exchange.

Please refer to “Risk Factors” beginning on page 12 of this prospectus for a description of the risks you should consider when evaluating this investment.

Neither the Securities and Exchange Commission nor any state commission has approved or disapproved of the exchange notes or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 5, 2004.

We have not authorized any dealer, salesperson or other person to give any information or represent anything to you other than the information contained in this prospectus. You must not rely on unauthorized information or representations. The information in this prospectus is current only as of the date on its cover, and may change after that date. For any time after the cover date of this prospectus, we do not represent that our affairs are the same as described or that the information in this prospectus is correct – nor do we imply those things by delivering this prospectus or selling securities to you.

This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates, nor does this prospectus constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

MARKET SHARE, RANKING AND OTHER DATA

The market share, ranking and other similar data contained in this prospectus are based either on management’s own estimates, independent industry publications, reports by market research firms or other published independent sources and, in each case, are believed by management to be reasonable estimates. However, market share data are subject to change and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any survey of market shares. In addition, purchasing patterns and customer preferences can and do change.

REGISTERED TRADEMARKS

Big Cool®, COMpac®, STYROcup®, Simplicity®, Profit Pals®, STYROcontainers® and WinCup® are registered trademarks of Radnor Holdings Corporation.

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PROSPECTUS SUMMARY

This summary highlights the information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all the information that may be important to you. For a more complete understanding of this exchange offer, we encourage you to read this entire prospectus and the documents to which we refer you. You should read the following summary together with the more detailed information and consolidated financial statements and the notes to those statements included elsewhere in this prospectus. Unless otherwise specified or the context requires otherwise, reference in this prospectus to the “Company” or “Radnor” or “we,” “us” or “our” refers to Radnor Holdings Corporation, the issuer of the old notes and the exchange notes, and its direct and indirect subsidiaries on a consolidated basis. Investors should carefully consider the information set forth under “Risk Factors.” As used in this prospectus, the “Acquisition” refers to the acquisition of certain assets from Polar Plastics Inc. and the related financings.

Our Company

We are a leading manufacturer and distributor of a broad line of disposable foodservice products in the U.S. and of specialty chemical products worldwide. We operate 15 plants in North America and three in Europe and distribute our foodservice products from ten distribution centers throughout the United States. We are the second largest U.S. manufacturer of foam cups and containers and the fifth largest worldwide producer of expandable polystyrene, or EPS, which is the primary raw material used in our foodservice packaging products.

Through the Acquisition in November 2003, we extended our product line into a broad range of disposable foodservice products, including polystyrene and polypropylene drinking cups, stemware, plates, bowls, containers and cutlery. We are upgrading our thermoforming equipment and installing new production lines to facilitate the introduction of our proprietary polypropylene cold drink cups. This expansion is needed to meet accelerating customer demand, including business awards from quick-service restaurant (QSR) customers for delivery in 2004.

Several current and new customers, including Bunzl, McDonald’s, Performance Food Group, Matosantos and Schrier Bros., are purchasing or have advised us of their intent to purchase polypropylene cold drink cups from us. Other major customers to which we are marketing our thermoformed polypropylene product line include Sysco, U.S. Foodservice, PYA/Monarch, Food Services of America, UniPro and MBM/Proficient Food in the foodservice industry; Kroger, Safeway, Albertson’s and Wal-Mart in the retail industry; Costco, SAM’S CLUB and BJ’s in the warehouse club industry; and Hardee’s, Church’s Chicken, Popeyes and Denny’s in the QSR industry.

Through our focus on high-quality products, proprietary molding and design technologies, superior customer service and national distribution capabilities, we have developed long-term relationships with many of the largest companies in the foodservice, retail, warehouse club and national QSR industries. We have been selling our products to our ten largest customers by sales volume for an average of more than 20 years. We expect to achieve significant growth in revenues and profitability from our new product line by leveraging these customer relationships and our proprietary technology and product design capabilities; however, we may not achieve such growth or profitability.

Our net sales for fiscal 2003 and the six months ended June 25, 2004 were $341.7 million and $204.4 million, respectively. Our income from operations for the same periods was $5.9 million and $9.2 million, respectively, and our EBITDA was $25.8 million and $20.1 million, respectively. We had a net loss of $9.8 million for fiscal 2003 and a net loss of $1.2 million for the six months ended June 25, 2004. These results include results from the acquired business only subsequent to the Acquisition in November 2003. Pro forma for the Acquisition and the sale of the old notes and the application of the net proceeds therefrom, for fiscal 2003, our net sales would have been $372.2 million, our income from operations would have been $3.4 million, our EBITDA would have been $25.1 million, and our net loss would have been $14.2 million.

Our indebtedness was $283.6 million as of June 25, 2004. Our operating activities provided cash of $1.9 million during fiscal 2003 and used cash of $16.2 million during the six months ended June 25, 2004. We had a deficiency of earnings available to cover fixed charges of approximately $16.0 million and $3.2 million, respectively, for fiscal 2003 and the six months ended June 25, 2004.

Foodservice Packaging Products. We manufacture a broad range of disposable foodservice products, including cups, bowls, plates, containers, lids, cutlery, barware and stemware from EPS, polypropylene and polystyrene. Within the foodservice industry, we compete primarily in the disposable cup and container market. We market our products under well-recognized brand names such as WinCup, COMpac, Profit Pals, STYROcup, Big Cool and Simplicity. We sell to approximately 1,500 national, institutional and retail customers located throughout the United States, in Mexico and in other countries through our 38-person sales organization and our broad network of 61 independent sales representatives.

Specialty Chemical Products. We produced more than 354 million pounds of EPS in 2003 and supply 100% of the EPS we use for our foodservice packaging operations in North America and Europe. We sell EPS to manufacturers of foam protective packaging and insulation products. In North America, we also produce EPS for lost foam casting, which is the process whereby manufacturing casts for metal components are created using EPS. We sell approximately one-quarter of our European EPS production to our former European insulation business pursuant to a long-term supply agreement.

Our Industry

According to independent industry research, the institutional disposable foodservice packaging industry, which includes foodservice distributors and QSRs, but excludes retail and consumer customers such as mass merchandisers, drug stores and club stores, generated $11.6 billion in U.S. sales in 2002. Of this amount, we estimate approximately $3.2 billion represented sales of disposable cups and lids. Including retail and consumer sales, we estimate the U.S. market for disposable cups and lids in 2002 to have been $4.0 billion.

A January 2004 independent industry analysis projected that demand for disposable foodservice products will grow by 4.3% per year until 2007, due in part to the growth in away-from-home food expenditures. The study also projected that through 2012, growth will also average 4.3% per year. Growth in demand for disposable foodservice products at eating and drinking places is expected to average approximately 4.8% annually over the same period.

The use of disposable foam cups and containers in the U.S. market has increased significantly over the last three decades. According to recent independent industry analyses, the U.S. foam cup and container market is projected to grow at an annual rate of up to 3% through 2010. Key growth factors include the superior insulating and molding qualities of foam, lower production costs as compared to other disposable and reusable products, sanitary considerations, the expansion of warehouse retailers and the growth in consumption of take-out foods and beverages.

Cold drink cups constitute a majority of the disposable cup market and consist primarily of paper and polystyrene cups. We have recently developed a proprietary thermoformed cold drink cup line that uses polypropylene instead of polystyrene, which should result in significant raw material cost savings. In addition, polypropylene products feature enhanced appearance, durability and feel characteristics as compared to polystyrene products and paper products. Due to cost advantages and enhanced appearance, particularly in larger sizes, we believe that polypropylene products will assist in accelerating the conversion from paper to plastic and grow to represent a substantial portion of the $4.0 billion disposable cup market.

Plastic cups and containers offer a number of advantages compared to paper, including elimination of sogginess, greater rigidity, more uniform seamless construction and unique design and printing capabilities. In addition, larger size cups can be molded to fit into car cup holders, thereby taking advantage of growing take-out markets, including drive-thru windows at QSRs. Industry publications report that as much as 60% of revenues of QSRs in 2002 were derived from drive-thru window sales and that drive-thru accounted for approximately 80% of the revenue growth of QSRs from 1998 through 2002.

Competitive Strengths

We have strong competitive positions in the disposable cup and container segment of the foodservice packaging market and in the EPS market, which we attribute to our competitive strengths, including:

•	Customer Service and Reputation for Quality Products. Our attention to customer service and emphasis on high-quality products allow us to continue to meet the needs of our existing customers and attract new ones.

•	Longstanding Relationships with a Diversified Base of Nationally Recognized Customers. Our ten largest customers have been purchasing products from us for an average of more than 20 years, which we believe is a result of our consistently meeting or exceeding our customers’ expectations.

•	Favorable Product and Cost Characteristics. Our foodservice packaging products have superior molding and, in the case of foam products, thermal properties and production costs as compared to other substitute products.

•	Nationwide Manufacturing and Distribution Platform. We have ten strategically located U.S. manufacturing and distribution facilities that allow us to deliver combined shipments of our broad range of foodservice products throughout the United States with minimal lead times and consistent high product quality.

•	Proprietary Technology and New Product Development. We use proprietary design and a broad array of proprietary technology to manufacture our products. We also continually develop new and innovative products for the foodservice, insulation and packaging industries through which we improve our position with existing customers, attract new customers and improve our market position compared to other substitute products.

•	Experienced Management Team. Our senior sales, manufacturing, administration and engineering executives have an average of more than 20 years of experience in the foodservice or EPS packaging industries.

Business Strategy

Our business strategy is to increase revenues, profitability and cash flow and to further enhance our market position by emphasizing the following initiatives:

•	Expand into New Product Lines. We are capitalizing on the polypropylene opportunity and will continue to selectively expand into other product lines where we can leverage our longstanding relationships with our nationally recognized customer base, our strategically located manufacturing facilities and our production expertise.

•	Continue to Expand Our Existing Foam Foodservice Packaging Business. We are expanding our foam foodservice packaging business by pursuing growth opportunities and continuing to position foam products as an alternative to other products.

•	Apply Leading Edge Technology to Improve Quality and Productivity and Reduce Costs. We plan to continue developing new equipment and processes that enhance manufacturing productivity and improve manufacturing quality.

•	Reduce Debt. We intend to use a significant portion of our anticipated future cash flows to reduce outstanding debt. From time to time we also evaluate and may pursue various capital raising transactions and the divestiture of non-core assets. The goal of these measures is to increase our earnings and enhance our liquidity.

Recent Acquisition

In November 2003, we acquired the operations of Polar Plastics Inc. and its subsidiary, which we refer to in this prospectus as Polar Plastics. The operations consist of a state-of-the-art manufacturing facility, including thermoforming and injection molding machines capable of producing polypropylene and polystyrene products, raw material storage and handling equipment, as well as related production assets and net working capital. As part of the Acquisition we assumed a long-term lease for a 342,000 square foot facility that includes manufacturing, warehouse and office space. We also acquired the rights to the product lines currently manufactured at this facility, which include a broad range of plastic cups, stemware, plates, bowls, containers and cutlery. The Acquisition provided us with the manufacturing capacity and operating platform to accelerate the development and marketing of new polypropylene foodservice packaging products, particularly disposable cold drink cups.

The combination of the thermoformed and injection molded foodservice product business and our business existing as of the date of the Acquisition generates significant cost savings, primarily in the areas of raw materials, plant consolidations, reductions in force and operating expenses. For fiscal 2003, we estimate that the cost savings not included in our pro forma consolidated financial statements included elsewhere in this prospectus would have been approximately $9.7 million.

The purchase price for the assets was approximately $23.8 million, which included $4.5 million in cash paid at closing, issuance of a six-year unsecured note in the amount of $10.0 million bearing interest at 6.0% (with interest but no principal payable until January 1, 2005) and the assumption of $9.3 million in other long-term contractual liabilities. Polar Plastics and certain of its affiliates and key management also entered into seven-year non-competition agreements that will require us to make an additional $3.0 million in payments over five years.

For a further discussion of the Acquisition, including the cost savings we expect to achieve, see “Unaudited Pro Forma Consolidated Financial Statements” and “The Acquisition.”

We are a Delaware corporation. Our executive offices are located at Three Radnor Corporate Center, Suite 300, Radnor, Pennsylvania 19087, and our telephone number is (610) 341-9600.

The Offering of the Old Notes

On April 27, 2004, we completed an offering of $70.0 million in aggregate principal amount of senior secured floating rate notes due 2009 (referred to herein as the old notes). The offering was exempt from registration under the Securities Act of 1933, as amended (referred to herein as the Securities Act). The proceeds from the offering were used to repay outstanding term loans and a portion of our revolving credit borrowings under our amended domestic credit facility and to pay fees and expenses incurred in connection with the offering.

Old Notes	We sold the old notes to Lehman Brothers Inc., the initial purchaser, on April 27, 2004. The initial purchaser subsequently resold the old notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act.

Registration Rights Agreement	We and the guarantors agreed to use our best efforts to register senior secured floating rate notes due 2009 (referred to herein as the exchange notes) having terms identical in all material respects to those of the old notes (other than restrictions on transfer and registration rights) with the Securities and Exchange Commission (referred to herein as the SEC), as part of an offer to exchange freely tradeable exchange notes for the old notes. We and the guarantors agreed to file a registration statement for the exchange notes with the SEC by June 26, 2004 and to use our best efforts to cause the registration statement to become effective by November 23, 2004.

We will be required to pay additional interest on the old notes if the offer to exchange the old notes for the exchange notes is not completed by December 23, 2004.

If we fail to meet the deadline listed above or do not meet other specified conditions (referred to herein as a registration default), the annual interest rate on the old notes will increase by 0.25%. The annual interest rate on the old notes will increase by an additional 0.25% for each subsequent 90-day period during which the registration default continues, up to a maximum additional interest rate of 1.0% per year over the interest rate applicable at such time. If we correct the applicable registration default, the interest rate on the old notes will revert to the original level. Because we did not file this registration statement until September 3, 2004, the annual interest rate on the old notes increased by 0.25% for the period from June 27, 2004 through September 3, 2004.

The Exchange Offer
Exchange Offer	$1,000 principal amount of exchange notes that have been registered under the Securities Act will be issued in exchange for each $1,000 principal amount of old notes validly tendered upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal.

Resale	Based upon interpretations by the staff of the SEC set forth in no-action letters to unrelated third parties, we believe that the exchange notes may be offered for resale, resold or otherwise transferred to you without compliance with the registration and prospectus delivery requirements of the Securities Act, unless you:

• are an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

• are a broker-dealer who purchased the old notes directly from us for resale under Rule 144A or any available exemption under the Securities Act;

• acquired the exchange notes other than in the ordinary course of your business; or

• have an arrangement with any person to engage in the distribution of exchange notes.

However, we have not submitted a no-action letter and the SEC may not make a similar determination with respect to the exchange offer. Furthermore, in order to participate in the exchange offer, you must make the representations set forth in the letter of transmittal that we are sending you with this prospectus.

Expiration Date	The exchange offer will expire at 5:00 p.m., Philadelphia time, on December 8, 2004, which we refer to as the expiration date, unless we, in our sole discretion, extend it.

Conditions to the Exchange Offer	The exchange offer is subject to certain customary conditions, some of which we may waive. See “The Exchange Offer—Certain Conditions to the Exchange Offer.”

Procedure for Tendering Old Notes	If you wish to accept the exchange offer, you must complete, sign and date the letter of transmittal, or a copy of the letter of transmittal, in accordance with the instructions contained in this prospectus and in the letter of transmittal, and mail or otherwise deliver the letter of transmittal, or the copy, together with the old notes and any other required documentation, to the exchange agent at the address set forth in this prospectus and in the letter of transmittal.

Special Procedures for Beneficial Owners	If you are the beneficial owner of old notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and wish to tender in the exchange offer, you should contact the person in whose name your notes are registered and promptly instruct the person to tender on your behalf.

Guaranteed Delivery Procedures	If you wish to tender your old notes and time will not permit your required documents to reach the exchange agent by the expiration date, or the procedure for book-entry transfer cannot be completed on time, you may tender your notes according to the guaranteed delivery procedures. For additional information, you should read the discussion under “The Exchange Offer—Guaranteed Delivery Procedures.”

Withdrawal Rights	The tender of the old notes pursuant to the exchange offer may be withdrawn at any time prior to 5:00 p.m., Philadelphia time, on the expiration date.

Acceptance of Old Notes and Delivery of Exchange Notes	Subject to customary conditions, we will accept old notes that are properly tendered in the exchange offer and not withdrawn prior to the expiration date. The exchange notes will be delivered as promptly as practicable following the expiration date.

Effect of Not Tendering	Any old notes that are not tendered or that are tendered but not accepted will remain subject to the restrictions on transfer. Since the old notes have not been registered under the federal securities laws, they bear a legend restricting their transfer absent registration or the availability of a specific exemption from registration. Upon the completion of the exchange offer, we will have no further obligations, except under limited circumstances, to provide for registration of the old notes under the federal securities laws. See “The Exchange Offer—Consequences of Failure to Exchange Old Notes.”

Interest on the Exchange Notes and the Old Notes	The exchange notes will bear interest from the most recent interest payment date to which interest has been paid on the old notes. Interest on the old notes accepted for exchange will cease to accrue upon the issuance of the exchange notes.

Material U.S. Federal Income Tax Considerations	The exchange of old notes for exchange notes by tendering holders will not be a taxable exchange for federal income tax purposes, and such holders will not recognize any taxable gain or loss or any interest income for federal income tax purposes as a result of such exchange. See “Material U.S. Federal Income Tax Considerations.”

Exchange Agent	Wachovia Bank, National Association, the trustee under the indenture, is serving as exchange agent in connection with the exchange offer.

Use of Proceeds	We will not receive any proceeds from the issuance of exchange notes pursuant to the exchange offer.

Summary of the Terms of the Exchange Notes

The summary below describes the principal terms of the exchange notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The terms and conditions of the exchange notes are substantially identical to the old notes. We sometimes refer to the exchange notes and the old notes together as the notes. The “Description of the Notes” section of this prospectus contains a more detailed description of the terms and conditions of the notes.

Issuer	Radnor Holdings Corporation.

Exchange Notes	$70.0 million aggregate principal amount of senior secured floating rate notes due 2009 that have been registered under the Securities Act.

Maturity Date	April 15, 2009.

Interest	The exchange notes will bear interest at a floating rate equal to LIBOR plus 6.75% per year. Interest on the exchange notes will be reset quarterly. We will pay interest quarterly on January 15, April 15, July 15 and October 15 of each year, beginning on the first such date after consummation of the exchange.

Subsidiary Guarantees	The exchange notes will be fully and unconditionally guaranteed on a joint and several basis by all of our existing and future domestic restricted subsidiaries, which includes all of our domestic operating subsidiaries (referred to herein as the guarantors). See “Description of the Notes—Guarantees.”

Security	Our obligations under the exchange notes and the obligations of the guarantors under the guarantees will be secured by a first priority lien on the collateral, subject to permitted liens. The collateral will consist of substantially all of our and the guarantors’ existing machinery and equipment located in the United States and owned real property relating to nine of our U.S. manufacturing facilities, and all additions and improvements thereto and replacements thereof, together with the proceeds therefrom and, with respect to machinery and equipment located at the Company’s 14 U.S. manufacturing and warehouse facilities, whether now owned or, in certain cases, hereinafter acquired and whether now existing or, in certain cases, hereinafter coming into existence. See “Description of the Notes.” No appraisals of any collateral were prepared in connection with the offering of the old notes or have been prepared by us or on our behalf in connection with this exchange offer. The value of the collateral securing the notes and the guarantees will depend on market and other economic conditions, including the availability of suitable buyers for the collateral. See “Description of the Notes—Security.” Certain collateral serving as security for the exchange notes may be released in certain circumstances described under “Description of the Notes—Certain Covenants—Release of Liens on Collateral.”

Ranking	The exchange notes will be:

• our general obligations;

• secured by a first priority lien on the collateral, subject to certain permitted liens;

• pari passu in right of payment with all of our existing and future senior indebtedness;

• senior in right of payment to any of our future subordinated indebtedness; and

• unconditionally guaranteed by the guarantors, as described below.

The exchange notes will be guaranteed by all of our domestic restricted subsidiaries, which will include all our domestic operating subsidiaries, existing on the issue date of the exchange notes and will thereafter include such other of our subsidiaries that become guarantors as described under “Description of the Notes—Certain Covenants—Subsidiary Guarantees.” The guarantees will be:

• general obligations of the guarantors;

• secured by a first priority lien on the collateral, subject to certain permitted liens;

• pari passu in right of payment with all of the applicable guarantor’s existing and future senior indebtedness; and

• senior in right of payment to any of the applicable guarantor’s future subordinated indebtedness.

As of June 25, 2004, we had $283.6 million in aggregate principal amount of indebtedness:

• $70.0 million in aggregate principal amount of which was represented by the old notes (which are secured by liens on the collateral described above under “—Security”);

•      $68.6 million aggregate principal amount of which was senior secured indebtedness (other than the old notes), secured by liens on assets and property of us and the guarantors other than liens on the collateral described above under “—Security,” (and with an additional $17.8 million available for borrowing under our senior secured credit facilities);

• $135.0 million aggregate principal amount of which was unsecured senior indebtedness, which is guaranteed by all of our current domestic operating subsidiaries; and

• $10.0 million aggregate principal amount of which was other unsecured senior indebtedness that is an obligation only of us and one of the guarantors.

The obligations of us and the guarantors under the exchange notes and the guarantees, respectively, will be effectively subordinated to any other obligations of us and the guarantors that are secured by assets that do not constitute collateral for the notes, to the extent of the assets securing such obligations. Further, the exchange notes and the guarantees will be effectively subordinated to the claims of creditors of non-guarantor subsidiaries of us. Such non-guarantor subsidiaries accounted for 34.8% of our consolidated net sales and 64.9% of our consolidated income from operations for the six months ended June 25, 2004 and 42.5% of our consolidated total assets and 3.8% of our consolidated total debt as of June 25, 2004.

Optional Redemption	We may redeem the exchange notes at our option, in whole or in part, at any time at the redemption prices set forth in this prospectus, plus accrued and unpaid interest to the date of redemption. See “Description of the Notes—Optional Redemption.”

Mandatory Redemption	The exchange notes will not be mandatorily redeemable prior to their maturity date.

Change of Control	If we experience a change of control, we must give all holders of the exchange notes the right to sell to us all or a portion of their exchange notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest, and any other amounts due, to the date of purchase.

Asset Sale Proceeds	If we or any of our restricted subsidiaries engage in any asset sales, we generally must, within a specified period of time:

•      in the event of asset sales with respect to assets or property that constitute collateral, invest the net cash proceeds in assets of our business that constitute collateral for the exchange notes or make an offer to purchase the exchange notes; or

•      in the event of asset sales with respect to assets or property that do not constitute collateral, repay our senior indebtedness, invest the net cash proceeds in our business or make an offer to purchase the exchange notes.

The purchase price of the exchange notes will be 100% of their principal amount plus accrued and unpaid interest and any other amounts due to the date of purchase.

Certain Covenants	The indenture contains certain covenants with respect to us and our restricted subsidiaries that restrict, among other things, our ability to:

• incur additional debt or guarantee obligations;

• grant liens on assets;

• pay dividends or distributions on capital stock or redeem, repurchase or retire capital stock;

• make investments or acquisitions;

• sell assets, including the collateral;

• engage in transactions with affiliates; and

• engage in sale and leaseback transactions.

The indenture also restricts our ability to consolidate or merge with or into, or to transfer all or substantially all of our assets to, another person. These restrictions and requirements are subject to a number of important qualifications and exceptions. See “Description of the Notes—Certain Covenants.”

No Prior Market; PORTALSM Listing	The exchange notes will be new securities for which there is currently no market. Although the initial purchaser has informed us that it intends to make a market in the exchange notes, it is not obligated to do so, and it may discontinue market-making at any time without notice. Accordingly, a liquid market for the exchange notes may not develop or be maintained. We have agreed to seek to have the exchange notes made eligible for trading in the PORTALSM Market.

Risk Factors

You should consider all of the information contained in or incorporated by reference into this prospectus before making an investment in the exchange notes. In particular, you should consider the factors described under “Risk Factors,” beginning on page 12.

Summary Historical and Unaudited Pro Forma Consolidated Financial Data

The following table presents certain of our audited historical and unaudited historical and pro forma consolidated financial information and should be read in conjunction with our financial statements, the notes thereto, “Unaudited Pro Forma Consolidated Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Financial results for the periods presented are not fully comparable because of the December 2001 disposition of the European insulation operations as well as the Acquisition that occurred in November 2003. Fiscal year 2001 contains the results of operations from the European insulation operations, while fiscal 2003 and 2004 contain the results of the thermoformed and injection molding operations since the date of the Acquisition.

The information with respect to Radnor for the year ended December 28, 2001 has been derived from our consolidated financial statements, which have been audited by Arthur Andersen LLP, independent public accountants. The consolidated financial statements for the year ended December 28, 2001 appear elsewhere in this prospectus. Arthur Andersen has not reissued its report for purposes of this exchange offer. See “Risk Factors—Risks Relating to The Exchange Notes—Our former use of Arthur Andersen as our independent public accountants will limit your ability to seek recovery from them related to their work and may pose risk to us.”

The summary data presented below under the captions “Statement of Operations,” and “Other Financial and Operating Data” for each of the two years in the period ended December 26, 2003 is derived from the consolidated financial statements of Radnor, which consolidated financial statements have been audited by KPMG LLP, independent registered public accounting firm. The summary data presented below under the caption “Balance Sheet Data” as of December 26, 2003 is also derived from the audited consolidated financial statements of Radnor. The consolidated financial statements as of December 27, 2002 and December 26, 2003, and for the years then ended, and the report thereon, are included elsewhere in this prospectus. The summary data presented below for the six-month periods ended June 25, 2004 and June 27, 2003, and as of June 25, 2004, are derived from the unaudited consolidated financial statements of Radnor included elsewhere in this prospectus. The information presented below under the caption “Selected Operating Data” is not derived from the consolidated financial statements. The summary data should be read in conjunction with the consolidated financial statements for the years ended December 26, 2003 and December 27, 2002, the related notes and the report of independent registered public accounting firm, which report refers to a change in accounting for certain equity investments and accounting for stock-based compensation, as well as to KPMG LLP’s audit of the adjustments that were applied to revise the fiscal 2001 consolidated financial statements, as more fully described in Note 2 to the consolidated financial statements. However, KPMG LLP was not engaged to audit, review or apply any procedures to the fiscal 2001 consolidated financial statements other than with respect to such adjustments and disclosures.

In our opinion, the unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, required for a fair statement of financial position, results of operations and cash flows as of June 27, 2003 and June 25, 2004, respectively, and for the six months then ended. The results of operations for the interim periods are not necessarily indicative of the results for the full years, due to the seasonality inherent in some of our operations and the possibility of general economic changes.

The summary unaudited pro forma financial data for the year ended December 26, 2003 have been derived from our unaudited pro forma consolidated financial statements included elsewhere herein. The unaudited pro forma consolidated financial information for the year ended December 26, 2003 is based on our historical consolidated financial statements and the historical consolidated financial statements of Polar Plastics. See “The Acquisition” for more information concerning the Acquisition.

The unaudited pro forma consolidated financial information for the year ended December 26, 2003 gives effect to the following as if they had occurred on December 28, 2002:

•	the Acquisition and the related financing of the Acquisition;

•	the sale of the old notes; and

•	the application of the net proceeds from the offering of the old notes, after deducting fees and estimated offering expenses.

	Historical					Pro Forma
	Year Ended(1)			Six Months Ended		Year Ended
	Dec. 28, 2001	Dec. 27, 2002	Dec. 26, 2003	Jun. 27, 2003	Jun. 25, 2004	Dec. 26, 2003
				(unaudited)		(unaudited)
	(dollars in thousands)
Statement of Operations (2):
Net sales	$325,734	$323,182	$341,664	$163,488	$204,405	$372,188
Cost of goods sold	250,719	243,501	279,013	134,876	164,785	306,085

Gross profit	75,015	79,681	62,651	28,612	39,620	66,103
Distribution expense	25,176	22,621	23,335	10,872	13,683	23,335
Selling, general and administrative expenses	32,464	33,124	31,567	14,898	16,767	36,992
Gain on sale of business(3)	(10,493)	—	—	—	—	—
Financial expenses	—	—	—	—	—	507
Other expenses(4)	—	1,244	1,838	1,838	—	1,838

Income from operations	27,868	22,692	5,911	1,004	9,170	3,431
Interest, net(5)	22,331	21,382	21,027	10,494	12,031	25,739
Income from unconsolidated affiliates	(1,160)	(6,165)	(3,623)	(1,512)	(310)	(3,623)
Other expense, net	2,657	1,146	902	414	357	902
Minority interest in operations of consolidated subsidiary	—	—	—	—	(1,612)	—

Income (loss) before income taxes and discontinued operations	4,040	6,329	(12,395)	(8,392)	(1,296)	(19,587)
Income tax expense (benefit)	2,150	2,455	(2,612)	(3,189)	(93)	(5,345)

Income (loss) before discontinued operations	1,890	3,874	(9,783)	(5,203)	(1,203)	(14,242)
Loss from discontinued operations, net of tax	247	48	—	—	—	—

Net income (loss)	$1,643	$3,826	$(9,783)	$(5,203)	$(1,203)	$(14,242)

Other Financial and Operating Data (unaudited)(2):
Ratio of earnings to fixed charges(6)	1.13x	1.01x	—	—	—	—
Deficiency of earnings available to cover fixed charges(6)	$—	$—	$(15,274)	$(9,776)	$(2,908)	$(23,210)
Capital expenditures	12,358	10,558	11,405	6,784	5,354	11,957
Depreciation and amortization(7)	18,216	17,937	17,160	8,715	9,325	18,975
Other Data (unaudited):
EBITDA(8)	44,340	45,600	25,792	10,817	20,060	25,127

As of Jun. 25, 2004
(unaudited)
(in thousands)
Balance Sheet Data:
Cash	$2,725
Property, plant and equipment, net	194,597
Total assets	416,270
Secured debt, including current portion(9)	138,558
Total debt, including current portion(9)	283,558
Stockholders’ equity	4,718

(1)	The Company’s fiscal year is the 52- or 53-week period that ends on the last Friday of December of each year. The years presented in the table above were 52-week years.

(2)	The financial data include Radnor and its consolidated subsidiaries, for each of the three years in the period ended December 26, 2003 and for the six months ended June 27, 2003 and June 25, 2004. The Company’s discontinued operations were the cutlery, straws and thermoformed cup operations, which were sold in 1995. See Note 1 to the Company’s audited consolidated financial statements included elsewhere herein.

(3)	Represents gain resulting from sale of the European insulation operations. See Note 1 to the Company’s audited consolidated financial statements included elsewhere herein.

(4)	The Company is exploring the sale of its European specialty chemicals operations. In connection with this process, the Company incurred $1.2 million in costs in 2002, primarily related to investment banking fees. On March 11, 2003, the Company issued $135.0 million of senior notes due 2010 and amended its domestic revolving credit facility to include a $45.0 million term loan and to increase the revolving credit commitment from $35.0 million to $45.0 million. The proceeds were used to repay the then outstanding $159.5 million of Series A and Series B senior notes due 2003 and outstanding borrowings under the existing revolving credit facilities. The Company recorded $1.8 million of other expenses related to the extinguishment of the long- term debt described above, which included the $1.0 million write-off of deferred financing costs and debt premium related to the Company’s Series A and Series B senior notes due 2003, as well as $0.8 million of personnel costs directly related to the debt extinguishment.

(5)	Interest includes amortization of premium and debt issuance costs related to the Company’s senior notes of $1.1 million for the years ended December 28, 2001 and December 27, 2002, $0.8 million for the year ended December 26, 2003, $0.4 million for the six months ended June 27, 2003 and June 25, 2004 and $1.3 million pro forma for the year ended December 26, 2003.

(6)	For purposes of this computation, fixed charges consist of interest, amortization of deferred financing fees and that portion of lease rental expense representative of the interest factor (deemed to be one-third of lease rental expense). Earnings consist of income before income taxes and discontinued operations before income from unconsolidated affiliates and minority interest plus fixed charges.

(7)	Depreciation and amortization excludes amortization of premium and debt issuance costs included in interest expense as described above in note 5.

(8)	EBITDA represents net income before interest, income taxes, depreciation and amortization. EBITDA is a measure commonly used in our industry, and we present EBITDA to enhance your understanding of our operating performance. We use EBITDA as a primary criterion for evaluating our performance relative to that of our peers. We also use EBITDA as a measure of our operating performance in our current amended domestic credit facility, where EBITDA is a component in both the fixed charge coverage financial covenant and the funded indebtedness to EBITDA financial covenant. See “Description of Other Indebtedness— The Amended Domestic Credit Facility.” EBITDA is not a measure of financial performance under accounting principles generally accepted in the United States, which is commonly known as GAAP, and should not be considered as an alternative to net income as an indicator of the Company’s operating performance or as an alternative to cash flows from operating activities, determined in accordance with GAAP, as an indicator of cash flows or as a measure of liquidity. For example, EBITDA does not reflect:

•	our significant interest expense, or the cash requirements necessary to service interest and principal payments on our substantial indebtedness;

•	cash requirements for the replacement of capital assets being depreciated and amortized, which will typically need to be replaced in the future, even though depreciation and amortization are non-cash charges;

•	changes in, or cash equivalents for, our working capital needs;

•	our cash expenditures, or future requirements, for other capital expenditure or contractual commitments; and

•	the fact that other companies may calculate EBITDA differently than we do, which may limit its usefulness as a comparative measure.

Despite these limitations, we believe that EBITDA, as an operating performance measure, and not a liquidity measure, provides investors and analysts with a useful measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA supplementally for comparative purposes and for analyzing compliance with our loan covenants. Specifically, we evaluate the periodic cost of replacing capitalized assets by analyzing capital expenditures and other investment spending, and we address the effect of excluding taxes, interest expense and changes in working capital by analyzing our GAAP cash flows and our other sources of liquidity.

	Historical					Pro Forma
	Year Ended			Six Months Ended		Year Ended Dec. 26, 2003
	Dec. 28, 2001	Dec. 27, 2002	Dec. 26, 2003	Jun. 27, 2003	Jun. 25, 2004
	(unaudited)
	(in thousands)

Net Income	$1,643	$3,826	$(9,783)	$(5,203)	$(1,203)	$(14,242)
Adjustments:
Interest, net	22,331	21,382	21,027	10,494	12,031	25,739
Income taxes	2,150	2,455	(2,612)	(3,189)	(93)	(5,345)
Depreciation and amortization	18,216	17,937	17,160	8,715	9,325	18,975

EBITDA	$44,340	$45,600	$25,792	$10,817	$20,060	$25,127

(9)	Secured debt and total debt include capital lease obligations.

RISK FACTORS

An investment in the notes involves risks. You should carefully consider the following risk factors and all the other information contained in this prospectus before tendering your old notes for exchange notes in the exchange offer. If any of the following risks actually occurs, our business, and your investment in the notes, could be negatively affected. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us, or that we currently see as immaterial, may also negatively affect us and your investment in the notes.

Risks Relating to the Exchange Offer

If you fail to follow the exchange offer procedures, your notes will not be accepted for exchange and you will continue to own old notes subject to existing transfer restrictions, which may make them more difficult to sell.

We will not accept your old notes for exchange if you do not follow the exchange offer procedures. We will issue exchange notes as part of this exchange offer only after timely receipt of your old notes, a properly completed and duly executed letter of transmittal and all other required documents or if you comply with the guaranteed delivery procedures for tendering your old notes. Therefore, if you want to tender your old notes, please allow sufficient time to ensure timely delivery. If we do not receive your old notes, letter of transmittal, and all other required documents by the expiration date of the exchange offer, or you do not otherwise comply with the guaranteed delivery procedures for tendering your old notes, we will not accept your old notes for exchange. We are under no duty to give notification of defects or irregularities with respect to the tenders of old notes for exchange. If there are defects or irregularities with respect to your tender of old notes, we will not accept your old notes for exchange unless we decide in our sole discretion to waive such defects or irregularities.

If you fail to exchange your old notes for exchange notes, they will continue to be subject to the existing transfer restrictions and you may not be able to sell them.

We did not register the old notes, nor do we intend to do so following the exchange offer. Old notes that are not tendered will therefore continue to be subject to the existing transfer restrictions and may be transferred only in limited circumstances under the securities laws. As a result, if you hold old notes after the exchange offer, you may not be able to sell them. To the extent any old notes are tendered and accepted in the exchange offer, the trading market, if any, for the old notes that remain outstanding after the exchange offer may be adversely affected due to a reduction in market liquidity.

Risks Relating to the Exchange Notes

Our substantial indebtedness and our ability to incur more indebtedness could prevent us from fulfilling our obligations under the notes.

Our indebtedness was $283.6 million as of June 25, 2004 and we had, after taking into account certain restrictions, including borrowing base limitations, the ability to draw up to $17.8 million of senior secured indebtedness under our credit facilities.

As adjusted to give effect to the sale of the old notes and the application of the net proceeds therefrom, our annual debt service payment obligations as of December 26, 2003 would have been $29.7 million, which would have included debt principal payments of $6.5 million and interest payments of $23.2 million. As of December 26, 2003, if the interest rate on our variable rate debt had increased by 1%, our as adjusted annual debt service payment obligations would have increased by approximately $1.0 million.

Our substantial indebtedness could have important consequences to you as a holder of notes. For example, it could:

•	impair our ability to obtain additional financing for working capital, capital expenditures, acquisitions or other purposes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations for the payment of interest on our debt and reduce our ability to use our cash flow to fund working capital, capital expenditures, acquisitions and general corporate requirements;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	place us at a competitive disadvantage to other less leveraged competitors.

Our cash flow may not be sufficient to cover our expenses, including fixed charges. In fact, for the year ended December 26, 2003 and the six months ended June 25, 2004, we had a deficiency of earnings available to cover fixed charges of approximately $16.0 million and $3.2 million, respectively. To the extent we continue to incur such deficiencies, we may not be able to satisfy our obligations, including our obligations under the notes, as they become due and we may be forced to reduce or delay scheduled expansion and capital expenditures, sell material assets or operations, obtain additional capital or restructure our debt. Our ability to eliminate this deficiency and also to satisfy our obligations will be dependent upon our future performance, which is subject to prevailing economic conditions and financial, business and other factors, including factors beyond our control. Certain of the factors that may potentially affect our future performance are discussed below under “—Risks Relating to Our Business.” In the event that we are required to dispose of material assets or operations or restructure our debt to meet our debt service and other obligations, it may have an adverse effect on our cash flows or ability to conduct our manufacturing operations.

The instruments governing our indebtedness contain various covenants limiting the discretion of our management in operating our business and, in particular, could adversely affect our ability to respond to changes or take certain actions.

The indenture contains, and the indenture covering our 11% senior notes due 2010, which we sometimes refer to as the 2010 notes, and our credit facilities contain, various restrictive covenants that limit our management’s discretion in operating our business. In particular, these agreements limit our ability to, among other things:

•	incur additional debt or guarantee obligations;

•	prepay indebtedness (including the notes) in certain cases;

•	grant liens on assets;

•	pay dividends or distributions on our capital stock or redeem, repurchase or retire our capital stock;

•	make investments or acquisitions;

•	sell assets, including the collateral for the notes;

•	engage in transactions with affiliates;

•	engage in sale and leaseback transactions; and

•	merge, consolidate or transfer substantially all of our assets.

In addition, our credit facilities also require us to maintain certain financial ratios and limit our ability to make capital expenditures.

If we fail to comply with the restrictions in the indentures or our credit facilities or any other subsequent financing agreements, a default may allow the creditors, under certain circumstances, to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies and, if applicable, to proceed against any collateral securing that debt. In addition, lenders may be able to terminate any commitments they had made to supply us with further funds. These actions may have an adverse effect on our cash flows or ability to conduct our manufacturing operations.

Our President, Chief Executive Officer and Chairman can greatly influence control of Radnor.

Michael T. Kennedy, our President and Chief Executive Officer and Chairman, beneficially owns 80.0% of our voting common stock. Consequently, Mr. Kennedy has the ability to control our management, policies and financing decisions, to elect all of our directors and to control the vote on all matters coming before our stockholders, except those matters pertaining only to the rights of the holders of our nonvoting common stock. As a result, circumstances could arise in which the interests of Mr. Kennedy as a stockholder could be in conflict with the interests of the holders of notes. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of our controlling stockholder, as equity holder, might conflict with the interests of the holders of the notes, as creditors. Our controlling stockholder also may cause us to pursue a growth strategy (including acquisitions, divestitures, financings or other transactions that are not accretive to earnings) that could impact our ability to make payments on the notes and on our other indebtedness or cause a change in control. In addition, to the extent permitted by the indenture and the instruments governing our other indebtedness, our controlling stockholder may cause us to pay dividends rather than make capital expenditures.

The proceeds from the sale or sales of the collateral securing the notes may not be sufficient to satisfy the amounts outstanding under the notes.

Our obligations under the old notes are, and our obligations under the exchange notes will be, and the obligations of the guarantors under the guarantees on the old notes are, and on the exchange notes will be, secured by a first priority lien on the collateral, subject to certain permitted liens. The collateral includes substantially all of our and the guarantors’ existing machinery and equipment in the United States and owned real property relating to nine of our U.S. manufacturing facilities, and all additions and improvements thereto and replacements thereof, together with the proceeds therefrom and, with respect to machinery and equipment located at the Company’s 14 U.S. manufacturing and warehouse facilities, whether now owned or, in certain cases, hereafter acquired and whether now existing or, in certain cases, hereafter coming into existence. If we or a guarantor are declared bankrupt, become insolvent or are liquidated or reorganized or if payments under the notes are otherwise accelerated, the proceeds from the sale or sales of the collateral securing the notes may not be sufficient to, and may be substantially less than, amounts due on the notes. No appraisals of the value of any of the collateral have been or will be prepared by us or on our behalf in connection with the offering of the old notes or this exchange offer. The value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of suitable buyers and other factors. By its nature, some or all of the collateral may not have a readily ascertainable market value or may not be saleable or, if saleable, there may be substantial delays in its liquidation. A significant portion of the collateral, including the real property portion thereof, includes assets that may only be usable as part of the existing operating business. Accordingly, any such sale of the collateral, including the real property portion thereof, separate from the sale of the Company as a whole, may not be feasible or of any value.

To the extent that any rights granted to other parties encumber any of the collateral securing the notes and the guarantees, those parties have or may exercise rights and remedies with respect to the collateral that could adversely affect the value of the collateral and the ability of the collateral agent, on behalf of the holders of the notes, to realize or foreclose on the collateral. Consequently, liquidating the collateral securing the notes may not result in proceeds in an amount sufficient to pay any amounts due under the notes after also satisfying the obligations to pay any creditors with prior liens. If the proceeds of any sale of collateral are not sufficient to repay all amounts due on the notes, the holders of the notes (to the extent not repaid from the proceeds of the sale of the collateral), would have only an unsecured claim against our and the guarantors’ remaining assets.

In the event that the collateral securing the notes is not sufficient to satisfy amounts outstanding under the notes, your right to receive payment on the old notes and the guarantees for the old notes is, and on the exchange notes and the guarantees on the exchange notes will be, effectively subordinated in right of payment to all existing and future secured indebtedness of us and our subsidiaries, including indebtedness under our credit agreements with respect to the assets securing such indebtedness.

The revolving loans under the amended domestic credit facility are secured by the inventory, accounts receivable, general intangibles and certain other assets, and the proceeds thereof, of us and certain of our U.S. subsidiaries. Loans under our separate Canadian credit facility are secured by all of the material assets of our Canadian subsidiary. We have additional mortgage loans that are secured by two of our manufacturing facilities and various capital expenditure loans secured by some of our manufacturing equipment. Our European credit agreements are secured by our Finnish current assets. Under the terms of the indenture, we will be permitted, in each case upon the satisfaction of certain conditions, to incur additional secured indebtedness.

If we or a guarantor are declared bankrupt, become insolvent or are liquidated or reorganized or if payment under any of our credit agreements, or any other secured debt obligations other than the notes, is accelerated, our lenders would be entitled to exercise the remedies available to a secured lender under applicable law and will have a claim on the assets securing those obligations before any payment may be made with respect to the notes or the affected guarantees with respect to the assets securing those obligations. As a result, the old notes are, and the exchange notes will be, effectively subordinated to our other secured indebtedness to the extent of the value of the assets securing that indebtedness and the holders of the notes may recover ratably less than the lenders of our other secured debt in the event of our bankruptcy or liquidation. See “Description of Other Indebtedness,” “Description of the Notes—Brief Description of the Notes and the Guarantees” and “—Certain Covenants.”

The assets of our subsidiaries that are not guarantors of the notes will be subject to prior claims by creditors of those subsidiaries.

You will not have any claim as a creditor against our subsidiaries that are not guarantors of the notes. All of our domestic restricted subsidiaries under the indenture have guaranteed the old notes and will guarantee the exchange notes; however, our unrestricted subsidiaries under the indenture and our future unrestricted subsidiaries will not guarantee the notes, and our foreign restricted subsidiaries may not guarantee the notes. The assets of our non-guarantor subsidiaries will be subject to prior claims by creditors of those subsidiaries, whether secured or unsecured. As of June 25, 2004, our non-guarantor subsidiaries represented 42.5% of our total assets, had $28.2 million of outstanding current liabilities, including trade payables, and had $107.4 million of total liabilities, including intercompany obligations and a minority interest in a consolidated subsidiary. For more financial information relating to our non-guarantor subsidiaries, see Note 9 to the Company’s unaudited consolidated financial statements included elsewhere herein. Non-guarantor subsidiaries that are unrestricted subsidiaries under the indenture are also not subject to the covenants in the indenture.

Bankruptcy laws and other factors may limit or delay the trustee’s ability to foreclose on the collateral.

If we or any of the guarantors become a debtor in a case under the United States Bankruptcy Code, also called the Bankruptcy Code, the right of the holders of obligations secured by liens on the collateral to foreclose upon and sell such collateral upon the occurrence of an event of default could be subject to limitations under federal bankruptcy laws. Under the Bankruptcy Code, secured creditors such as the holders of the notes may be prohibited from repossessing or foreclosing upon their collateral from a debtor in a bankruptcy case, or from disposing of collateral already repossessed, without prior bankruptcy court approval. Other provisions of the Bankruptcy Code permit a debtor to retain and to use the collateral (and the proceeds, products, rents or profits of such collateral), including cash collateral such as deposit accounts, over the secured creditors’ objection, even if the debtor is in default under applicable debt instruments so long as the secured creditor is afforded “adequate protection” of its interest in the collateral. Although the precise meaning of the term “adequate protection” may vary according to circumstances, it is intended in general to protect a secured creditor against any diminution in the value of the creditor’s interest in its collateral. The determination as to whether adequate protection exists depends on the valuation of the collateral and the discretion of the bankruptcy court. As a result, it is impossible to predict how long payments under the notes could be delayed following commencement of a bankruptcy case, whether or when the collateral agent, on behalf of the holders of the notes, could repossess or dispose of the collateral, or whether or to what extent holders of the notes would be compensated for any delay in payment or loss of value of the collateral through the requirement of “adequate protection.”

Moreover, the collateral agent may need to evaluate the impact of the potential liabilities before determining to foreclose on collateral consisting of real property, if any, because secured creditors that hold a security interest in real property may be held liable under environmental laws for the costs of remediating or preventing the release or threatened releases of hazardous substances at such real property. Consequently, the collateral agent may decline to foreclose on such collateral or exercise remedies available in respect thereof if it does not receive indemnification to its satisfaction from the holders of the notes.

Finally, the collateral agent’s ability to foreclose on the collateral on your behalf may be subject to lack of perfection, procedural restrictions under state real estate law and the Uniform Commercial Code, the consent of third parties and practical problems associated with the realization of the security interest in the collateral (particularly with respect to collateral consisting of machinery and equipment that is located on property that we lease or have mortgaged other than in respect of the notes).

It is impossible to predict what recovery, if any, would be available for such a secured claim if the issuer or a guarantor became a debtor in a bankruptcy case, including what form any such recovery would take, such as cash, new debt instruments or other securities.

Certain pledges of collateral might be avoidable by a trustee in bankruptcy.

Any future pledge of collateral, or any future perfection of any other pledge, to secure the notes might be avoidable by the pledgor (as debtor in possession) or by its trustee in bankruptcy if certain events or circumstances exist or occur, including, among others, if the pledgor is insolvent at the time of the pledge, the pledge permits the holders of the notes to receive a greater recovery than if the pledge had not been given and a bankruptcy proceeding in respect of the pledgor is commenced within 90 days following the pledge, or, in certain circumstances, a longer period.

The security for the benefit of the holders of the notes can be released without your consent, under specified circumstances.

The liens securing, among other things, the obligations under the notes will be released in part with respect to any asset constituting collateral if, among other events:

•	the asset has been sold or otherwise disposed of by us or a guarantor to a person other than us or a guarantor in a transaction permitted by the indenture, at the time of such sale or disposition;

•	the asset is owned or has been acquired by one of our subsidiaries that has been released from its subsidiary guarantee in accordance with the terms of the indenture; or

•	with respect to certain assets constituting collateral, on one occasion upon our request so long as no event of default has occurred and is continuing under the indenture for the notes, and we shall have repurchased or redeemed $35.0 million or more aggregate principal amount of the notes and the pro forma ratio of (i) the fair market value of the collateral that would remain subject to the lien in favor of the collateral agent, on behalf of the holders of the notes, following such release of the lien on such collateral to (ii) the aggregate principal amount of notes outstanding immediately following such repurchases or redemptions by us and release of the lien on such collateral, would be equal to or greater than 2.0 to 1.0.

The failure to perfect security interests in certain collateral or the perfection of liens on the collateral by other creditors may result in the loss of a security interest in such collateral or the priority of the security interest in favor of the holders of the notes against third parties.

Our obligations under the old notes and the obligations of the guarantors under the guarantees on the old notes are, and our obligations under the exchange notes and the obligations of the guarantors under the guarantees for the exchange notes will be, secured by a first priority lien on the collateral, subject to certain permitted liens. The collateral includes substantially all of our and the guarantors’ existing machinery and equipment located in the United States and owned real property relating to nine of our U.S. manufacturing facilities, and all additions and improvements thereto and replacements thereof, together with the proceeds therefrom and, with respect to machinery and equipment at our 14 U.S. manufacturing and warehouse facilities, whether now owned or, in certain cases, hereafter acquired and whether now existing or, in certain cases, hereafter coming into existence. Applicable law requires that certain property acquired after the grant of a general security interest can only be perfected at the time such property is acquired and identified. The trustee or the collateral agent may not monitor, or we may not inform the trustee or the collateral agent of, the future acquisition of property that constitutes collateral, and necessary action may not be taken to properly perfect the security interest in such after acquired collateral. Neither the trustee nor the collateral agent will monitor the future acquisition of property that constitutes collateral, or take action to perfect the security interest in such acquired collateral. Although such failure may constitute an event of default in respect of the notes, such failure may result in the loss of the security interest therein or the priority of the security interest in favor of the holders of the notes against third parties.

Certain provisions of the indenture may be amended, supplemented or waived without your consent as a holder of notes.

Subject to certain exceptions, the indenture or the notes may be amended or supplemented, and any past default or compliance with any provision may be waived, with the consent of the holders of a majority in principal amount of the notes then outstanding. An amendment or waiver may not waive our obligation to make a change of control offer without the consent of the holders of at least two-thirds in outstanding principal amount of the notes. Consequently, so long as the holders of requisite principal amount of the notes consent, certain provisions of the indenture may be amended, supplemented or waived without your consent as a holder of notes.

Our ability to pay interest on the notes and to satisfy our other obligations will depend upon the future operating performance of our subsidiaries and the ability of our subsidiaries to make distributions to us.

We are a holding company, the assets of which consist principally of the stock of our subsidiaries through which we conduct our operations. We are dependent upon dividends and other payments from our subsidiaries to generate the funds necessary to meet our obligations, including the payment of principal of and interest on the notes. Therefore, our ability to pay interest on the notes and to satisfy our other obligations will depend upon the future operating performance of our subsidiaries, which will be affected by economic conditions, and financial, business and other factors, some of which are beyond our control. In addition, the ability of our subsidiaries to make such payments is subject to, among other things, applicable state laws and certain restrictions contained in our credit facilities that limit our ability to receive loans, dividends or other distributions from our subsidiaries.

Federal and state statutes allow courts, under specific circumstances, to void guarantees and require holders of notes to return payments received from guarantors.

The incurrence of the guarantees by the guarantors may be subject to review under U.S. federal bankruptcy law or relevant state fraudulent conveyance laws if a bankruptcy case or lawsuit is commenced by or on behalf of any guarantor’s unpaid creditors. Under these laws, if in such a case or lawsuit a court were to find that, at the time any guarantor incurred a guarantee of the notes, the guarantor:

•	incurred the guarantee of the notes with the intent of hindering, delaying or defrauding current or future creditors; or

•	received less than reasonably equivalent value or fair consideration for incurring the guarantee of the notes and the guarantor:

•	was insolvent or was rendered insolvent;

•	was engaged, or about to engage, in a business or transaction for which its remaining assets constituted unreasonably small capital to carry on its business; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay as such debts matured

(as all of the foregoing terms are defined in or interpreted under the relevant fraudulent transfer or conveyance statutes); then the court could void the guarantee of the guarantor or subordinate the amounts owing under the guarantee to the guarantor’s presently existing or future debt or take other actions detrimental to you. It also may be asserted that the guarantors incurred their guarantees for our benefit and they incurred the obligations under the guarantees for less than reasonably equivalent value or fair consideration.

The measure of insolvency for purposes of the foregoing considerations will vary depending upon the law of the jurisdiction that is being applied in any such proceeding. Generally, a company would be considered insolvent if, at the time it incurred the debt or issued the guarantee:

•	the sum of its debts, including contingent liabilities, is greater than its assets, at fair valuation;

•	the present fair saleable value of its assets is less than the amount required to pay the probable liability on its total existing debts and liabilities, including contingent liabilities, as they become absolute and matured; or

•	it incurred obligations beyond its ability to pay as such obligations become due.

We believe that, at the time the guarantors initially incurred the debt represented by the guarantees for the old notes, the guarantors were not insolvent or rendered insolvent by the incurrence, lacking sufficient capital to run their businesses effectively or unable to pay obligations on the guarantees as they mature or become due. We also believe that, at the time the guarantors initially will incur the debt represented by the guarantees for the exchange notes, the guarantors will not be insolvent or rendered insolvent by the incurrence, be lacking sufficient capital to run their businesses effectively or be unable to pay obligation on the guarantees as they mature or become due. A court passing on the same questions may not reach the same conclusions.

If a guarantee is avoided as a fraudulent conveyance or found to be unenforceable for any other reason, you will not have a claim against that obligor and will only be a creditor of us or any guarantor whose obligation was not set aside or found to be unenforceable.

No established market exists for the exchange notes, and your ability to sell the exchange notes is subject to uncertainties regarding the liquidity of the trading market for the exchange notes.

We do not intend to list the exchange notes on any national securities exchange or to seek the admission thereof to trading on the Nasdaq Market. The initial purchaser has advised us that it currently intends to make a market in the exchange notes. However, the initial purchaser is not obligated to make a market in the exchange notes and any market making may be discontinued at any time without notice at the sole discretion of the initial purchaser. Although the exchange notes are expected to be eligible for trading in the PORTALSM Market, a market for the exchange notes may not develop or any such market may not create liquidity in the exchange notes.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the exchange notes. The market for the exchange notes, if any, may be subject to similar disruptions. Any such disruptions may adversely affect you as a holder of the exchange notes. In addition, if a large number of holders of old notes do not tender old notes or tender old notes improperly, the limited amount of exchange notes that would be issued and outstanding after we complete the exchange offer could prevent or limit the development of a market for the exchange notes.

We may be unable to purchase your exchange notes upon a change of control.

Upon the occurrence of specified “change of control” events under the indenture, each holder of notes may require us to repurchase all or a portion of such holder’s notes. If a change of control were to occur, we may not have sufficient financial resources, or may not be able to arrange financing, to pay the repurchase price for all notes tendered by holders thereof. Further, the provisions of the indenture may not afford holders of notes protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving us that may adversely affect holders of notes, if the transaction does not result in a change of control. In addition, the terms of the indenture covering our 2010 notes, which we sometimes refer to as the prior indenture, may require us to make an offer to repurchase the notes of holders of the 2010 notes in the event of a change of control under the prior indenture. Events constituting a change of control under the 2010 notes are substantially the same as the events that would result in a change of control under the indenture for the notes. We may not have sufficient funds to purchase all of the notes and the 2010 notes we are required to purchase in the event of a change of control. Further, the documents governing our credit facilities may limit our ability to purchase any notes and will also identify events that would constitute a change of control, as well as the other events with respect to us or our subsidiaries, that would constitute an event of default under the documents governing our credit facilities. See “Description of Other Indebtedness.” Any future credit agreements or other agreements relating to other indebtedness to which we become a party may contain similar restrictions and provisions. As of June 25, 2004, we and our subsidiaries had $200.4 million of indebtedness other than the old notes that are subject to change of control provisions that would allow the lenders to accelerate the obligations. The acceleration of all or a portion of our indebtedness other than the notes upon a change of control may adversely affect our ability to pay the repurchase price for all notes tendered as a result of such event.

One of the events that would trigger a change of control is a sale of “all or substantially all” of our assets. The phrase “all or substantially all” as used in the definition of “change of control” has not been interpreted under New York law (which is the governing law of the indenture) to represent a specific quantitative test. As a consequence, investors may not be able to determine when a change of control has occurred giving rise to the repurchase obligations under the indenture. It is possible, therefore, that there could be a disagreement between us and some or all holders of the notes over whether a specific asset sale or sales triggers a change of control offer and that holders of the notes might not receive a change of control offer in respect of that transaction. In addition, in the event the holders of the notes elected to exercise their rights under the indenture and we elected to contest such election, a court interpreting New York law may interpret the phrase “all or substantially all” in our favor. Further, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a “change of control” under the indenture related to the notes.

In the event a change of control occurs at a time when we are prohibited from purchasing notes, we will be required to either seek the consent of our lenders to the purchase of notes or attempt to refinance the borrowings that contain the prohibition. If we do not obtain the consent or refinance the borrowing, we would remain prohibited from purchasing notes. In that case, or if we do not have sufficient funds to purchase of the notes and the 2010 notes we are required to purchase, our failure to purchase tendered notes would constitute an event of default under the indenture, which would, in turn, constitute a default under the prior indenture, our amended domestic credit facility and our other credit agreements, and may constitute a default under the terms of other indebtedness that we may enter into from time to time. See “Description of the Notes—Change of Control.”

We could, in the future, enter into transactions such as acquisitions, refinancings or other recapitalizations or highly leveraged transactions, that would not constitute a “change in control” within the meaning of the indenture requiring us to repurchase your notes, but that may nonetheless adversely affect our ability to satisfy our obligations under the notes.

Subject to the limitations contained in the indenture, the prior indenture and our credit facilities described above under “—The instruments governing our indebtedness contain various covenants limiting the discretion of our management in operating our business and, in particular, could adversely affect our ability to respond to changes or take certain actions,” we could consummate a highly-leveraged transaction, refinancing, reorganization, merger or similar transaction that could, among other effects, increase the amount of indebtedness outstanding. If we do complete any of these transactions and it does not constitute a change in control within the meaning of the indenture, we will not have any obligation to repurchase your notes. Such transactions could affect our capital structure or credit ratings and may otherwise affect our ability to satisfy our obligations under the notes because we may not have the funds necessary to pay the principal of or interest on the notes when due.

Our former use of Arthur Andersen as our independent public accountants will limit your ability to seek recovery from them related to their work and may pose risk to us.

In June 2002, Arthur Andersen was convicted of federal obstruction of justice charges in connection with its destruction of documents related to Enron Corp. As a result of Arthur Andersen’s conviction and subsequent cessation of operations, Arthur

Andersen is no longer in a position to reissue their audit reports or to provide consents to include financial statements reported on by them in our prospectus.

The audit report covering our consolidated financial statements for the 2001 fiscal year was previously issued by Arthur Andersen and had not been reissued by them. Because Arthur Andersen has not reissued their report and because we are unable to obtain a consent from Arthur Andersen, you will be unable to sue Arthur Andersen under Section 11 or 12 of the Securities Act for material misstatements or omissions, if any, in the prospectus, including the financial statements covered by their previously issued reports. We believe that it is unlikely that you would be able to recover damages from Arthur Andersen for any such claim against them.

The SEC has provided temporary regulatory relief designed to allow companies that file reports with the SEC to dispense with the requirement to file a consent of Arthur Andersen in certain circumstances. We may not be permitted to continue to rely on the temporary relief granted by the SEC, and the unavailability of such relief could delay or impede our access to the capital markets.

Risks Relating to Our Business

We have experienced losses in the past and we may experience losses in the future.

We have experienced net losses during two of our last four fiscal years and during the six months ended June 25, 2004. We had net losses of $9.8 million, $5.7 million and $1.2 million for the fiscal years ended December 26, 2003 and December 29, 2000 and the six months ended June 25, 2004, respectively. Pro forma for the Acquisition and the sale of the old notes and the application of the net proceeds therefrom, our loss in 2003 would have been $14.2 million. We had net income of $3.8 million and $1.6 million for the fiscal years ended December 27, 2002 and December 28, 2001, respectively. Our ability to achieve sustained profitability will depend, among other things, on our ability to increase our levels of sales, achieve expected cost reductions and changes in operating efficiency, execute our business strategies and pass on any increases in the price of raw materials to our customers. We may not have positive earnings in the future.

To the extent that our costs for raw materials rise without comparable increases in the prices of our products or our supply of raw materials is hindered and no alternative sources can be found, our gross profit and net income may decrease.

Our foam products are manufactured from EPS, which is produced from styrene monomer. Our plastic cups and cutlery are thermoformed and injection molded from polypropylene and polystyrene resins.

Styrene monomer is a commodity petrochemical that is readily available throughout the world in bulk quantities from numerous large, vertically integrated chemical companies. Prices for styrene monomer have fluctuated significantly, principally due to supply and demand in the styrene monomer market, but also because of fluctuations in petrochemical feedstock prices. Beginning in January 2002 through March 2003, market prices for styrene monomer increased by more than 80%. From March 2003 through July 2003, market prices for styrene monomer decreased by approximately 15%, but from July 2003 through September 2004, market prices for styrene monomer increased by approximately 81% to $0.70 per pound.

We may be subject to significant increases in prices for polypropylene and polystyrene resins that may materially impact our financial condition. The prices of polystyrene resins fluctuate in a fashion similar to the fluctuations affecting styrene monomer as described above. Polystyrene is largely a derivative of styrene monomer and prices react the same way over time. Prices also can change based on the operating rates of the polystyrene manufacturing facilities.

We have long-term supply agreements to purchase styrene monomer and polystyrene. We believe that entering into long-term supply agreements for the purchase of styrene monomer and polystyrene has increased our flexibility to purchase styrene monomer and polystyrene and mitigated, but not eliminated, the impact on us of future price fluctuations for styrene monomer and polystyrene. We will continue to be exposed to fluctuations in styrene monomer and polystyrene prices to the extent that our supply agreements do not satisfy our needs for styrene monomer and polystyrene.

The primary raw materials used to manufacture our thermoformed plastic products are polypropylene resins that are made from propylene. We do not currently have long-term supply agreements for polypropylene and may not be able to enter into such agreements on favorable terms or at all. If we are unable to enter into long-term supply agreements, we will be more impacted by the changing market conditions for polypropylene, particularly if our competitors are able to do so. Polypropylene resin pricing will follow the raw material price of propylene and be influenced by the operating rates of the respective polypropylene manufacturing locations. Polypropylene has had the tendency to fluctuate significantly over time. For example, the contract price for polypropylene ranged from $0.28 to $0.56 per pound from the beginning of 2000 through September 2004. The published homopolymer polypropylene contract price was $0.56 per pound for September 2004. We may not be able to arrange for other sources of polypropylene resins in the event of an industry-wide general shortage of resins used by us, or a shortage or discontinuation of certain types or grades of resin purchased from one or more of our suppliers.

If raw material prices increase and we are unable to pass such price increases on to our customers, employ successful hedging strategies, enter into long-term supply contracts at favorable prices or buy on the spot market at favorable prices, our gross profit and thus net income may decrease. To the extent that our supply of raw materials is hindered and no alternative sources can be found, our revenues also may decrease. In addition, to the extent prices for polypropylene resins significantly increase compared to polystyrene resins, the cost advantage for our polypropylene products will be mitigated or eliminated and our sales of polypropylene products may suffer. See “Business—Manufacturing—Raw Materials.”

Both the disposable foodservice packaging product market and the market for EPS are highly competitive. Many of our competitors in both of these markets are larger and have significantly greater resources, which could put us at a competitive disadvantage against such competitors.

In North America, we compete in the highly competitive foodservice industry and in the market for EPS. Within the foam segment of the cup and container market, we compete principally with Dart Container, which controls the largest share of this market segment. The plastic segment of the disposable cup and container market in which we compete is significantly more fragmented. However, the Company believes that only one other competitor, Berry Plastics, manufactures deep-draw thermoformed polypropylene cold drink cups. As thermoformed polypropylene cold cups gain market acceptance, we would anticipate that producers of polystyrene plastic cups may enter this market. Our products also compete with metal and glass, paper and other packaging materials, as well as plastic packaging materials made through different manufacturing processes. In Europe, we compete primarily in the fragmented European EPS market. See “Business—Competition.”

Many of our current and potential future competitors in both North America and Europe are larger than we are and have significantly greater resources than we have, which could adversely impact our ability to effectively compete with these companies. The competition we face could result in our products losing market share or our having to reduce our prices, either of which would have a material adverse effect on our business and results of operations and financial condition.

Our customers for our disposable foodservice packaging products are concentrated; our revenues and net income may decline if we are unable to maintain our relationships with our largest customers.

In North America, we supply foam cup and container products to a number of national QSR and convenience store companies and to a number of large foodservice distributors. No customer represented more than 6.5% of our net sales for fiscal 2003, although the five largest accounts represented approximately 25.6% of such sales. While we have not lost sales from our key customers in fiscal 2001, 2002, 2003 or 2004 to date, if any of such customers substantially reduces its level of purchases from us, our revenues and net income may decline. As a result of concentrating our marketing efforts for thermoformed polypropylene products initially on key existing customers, especially QSRs, we anticipate that the concentration of net sales from our largest customers may increase beginning in 2004. Moreover, continued consolidation among distributors in the foodservice industry could result in an increasingly concentrated customer base or the loss of certain customers. See “Business—Sales, Marketing and Customers.”

The integration of our recently acquired assets may result in substantial costs, delays or other problems and we may not generate the costs savings we anticipate.

Pursuant to the Acquisition, we assumed a long-term lease for a manufacturing facility and acquired equipment and product lines to manufacture thermoformed and injection molded products. We expect that the continued integration of this acquisition will allow us to realize operating efficiencies and cost reduction benefits and incorporate new products into our existing product line. Although we believe the assumptions and determinations upon which the cost savings projections are based were reasonable when made, because such assumptions are inherently subject to significant economic, competitive and other uncertainties and contingencies that are difficult and in many instances impossible to know, predict or foresee, the anticipated cost savings may not be achieved.

Many factors could delay or prevent the installation of additional equipment that we will require to satisfy the commitment we have received from one of our key customers to supply it with deep-draw car cups beginning in 2004.

We have received a commitment to supply a key customer with deep-draw car cups in 2004, and we have agreed to purchase equipment from a third party that we will need to manufacture these products. We are reliant upon the performance of the manufacturer of this equipment. The manufacturer has designed and commenced building this equipment, which is very similar to, but on a larger scale than, other equipment the manufacturer has previously produced. We anticipate that these machines will become operational in the fourth quarter of 2004. The manufacturer of these machines may not complete the manufacturing of these machines and may not deliver them on a timely basis, and such machines may not function as we anticipate upon delivery. Failure of these machines to be installed on a timely basis, or to function as anticipated upon installation, may result in significant cost increases or disrupt our existing operations. The failure of this equipment to be installed on time or within budget, or the failure of the equipment to generate the operational benefits contemplated, will have a material adverse impact on our ability to supply these cups to our key customer and reduce our revenues and net income.

We may not be successful in expanding our product line to include plastic products, and our inability to implement our expansion plans may have an adverse effect on our ability to increase our revenues, cash flows and net income.

We will be dependent upon the successful integration and retooling of the assets we have acquired and the installation of the new equipment we have ordered to manufacture these products. We will also need to market this new product line to our existing customers and new customers if we are to be successful. In addition to the risks relating to the asset acquisition and the equipment installation discussed above, our ability to penetrate this new market may be adversely affected by:

•	unanticipated delays in rolling out the line of products;

•	responses by competitors in the cold drink cup market, who may reduce prices or take other actions designed to preserve their market share;

•	catastrophic damage to the facility at which we will be manufacturing these products; and

•	delays or refusals by our key customers to purchase thermoformed polypropylene products.

Although several current and new customers are purchasing or have advised us of their intent to purchase cold drink cups from us beginning in 2004, we may not achieve our anticipated level of sales or profitability of cold cups in 2004 or beyond. Our sales of polypropylene cold drink cups could be adversely affected by a decision by one or more of these customers to delay purchasing or not to proceed under the purchase commitments we have received, whether due to product quality concerns, changes in business strategies or other considerations. In addition, because these commitments do not include volume guarantees and may be terminated at any time at our customers’ discretion, we may not sell to these customers the volume of polypropylene cold drink cups that we currently anticipate.

If we are not able to begin selling a significant volume of polypropylene products beginning in 2004, our revenues, cash flows and net income may be lower than expected.

We conduct a significant portion of our operations in foreign countries, and are subject to risks that are inherent in operating abroad, including governmental regulation, changes in import duties, trade restrictions, currency restrictions and other restraints and burdensome taxes.

Our international operations and the products we sell are subject to numerous governmental regulations and inspections. Although we believe we substantially comply with such regulations, changes in legislation or regulations and actions by regulators, including changes in administration and enforcement policies, may from time to time require operational improvements or modifications at various locations or the payment of fines and penalties, or both.

We are subject to a variety of governmental regulations in the countries where we market our products, including import quotas, tariffs and taxes. For example, distributions of earnings and other payments, including interest, received from our foreign subsidiaries may be subject to withholding taxes imposed by the jurisdiction in which such entities are formed or operating, which will reduce the amount of after-tax cash we can receive. In general, as a U.S. corporation, we may claim a foreign tax credit against our federal income tax expense for such foreign withholding taxes and for foreign income taxes paid directly by foreign corporate entities in which we own 10% or more of the voting stock. The ability to claim such foreign tax credits and to utilize net foreign losses is, however, subject to numerous limitations, and we may incur incremental tax costs as a result of these limitations or because we are not in a tax-paying position in the United States. We may also be required to include in our income for U.S. federal income tax purposes our proportionate share of certain earnings of those foreign subsidiaries that are classified as “controlled foreign corporations” without regard to whether distributions have been actually received from such subsidiaries.

Our financial results depend in part on the economies of the markets in which we have operations and other interests. These markets are in countries with economies in various stages of development or structural reform, and our operations in such markets also could be affected by:

•	political, social and economic instability;

•	war, civil disturbance or acts of terrorism;

•	taking of property by nationalization or expropriation without fair compensation;

•	imposition of limitations on conversions of foreign currencies into U.S. dollars or remittance of dividends and other payments by foreign subsidiaries;

•	hyperinflation; and

•	impositions or increase of investment and other restrictions or requirements by foreign governments.

Our international operations involve transactions in a variety of currencies. Our financial results may be significantly affected by fluctuations of currency exchange rates. Such fluctuations are significant to our international operations because many of the costs related to those operations are incurred in currencies different from those that are received from the sale of our products in foreign markets, and there is normally a time lag between the incurrence of such costs and collection of the related sales proceeds. To the extent that foreign subsidiaries distribute dividends in local currencies in the future, the amount of cash to be received by us and, consequently, the amount of cash available to make payments for principal of and interest on our senior notes, will be affected by fluctuations in exchange rates, and such shifts in the currency exchange rates may have a material adverse effect on our revenues, cash flows and net income. Although we periodically evaluate derivative financial instruments to manage foreign currency exchange rate changes, we have never held derivatives for managing foreign currency exchange rate risks.

A number of our agreements are governed by the laws of, and subject to dispute resolution in the courts of, or through arbitration proceedings in, the country or region in which the operations are located. We cannot accurately predict whether such forum will provide us with an effective and efficient means of resolving disputes that may arise in the future. Even if we are able to obtain a satisfactory decision through arbitration or a court proceeding, we could have difficulty enforcing any award or judgment on a timely basis. Our ability to obtain or enforce relief in the United States is uncertain.

We depend on the services of Michael T. Kennedy, our President, Chief Executive Officer and Chairman, the loss of whom would materially harm our business.

We are dependent on the management experience and continued services of Michael T. Kennedy, our President, Chief Executive Officer and Chairman. We entered into an employment agreement with Mr. Kennedy for an initial three-year term that is contingent upon closing of a public offering of our common stock. We do not currently maintain key person life insurance policies on Mr. Kennedy. Mr. Kennedy has extensive and specialized experience in the foodservice and EPS packaging industries. Accordingly, if Mr. Kennedy were unable or unwilling to continue in his present position, we could have difficulty finding a comparably experienced replacement. If we were unable to replace Mr. Kennedy, our sales and product line expansion initiatives could suffer. In addition, our continued growth depends on our ability to attract and retain other experienced key employees.

If we are not able to use our net operating loss carryforwards to reduce our income tax obligations, our income tax expense may increase and our cash flows may decrease.

As of December 26, 2003, we had federal net operating loss carryforwards of approximately $81.1 million from our U.S. operations. These net operating loss carryforwards will expire between December 2009 and 2022. We have assessed our ability to utilize our federal net operating loss carryforwards and concluded that no valuation allowance currently is required since we believe that it is more likely than not that the federal net operating loss carryforwards will be utilized either by generating taxable income or through tax planning strategies. However, some portions of these net operating loss carryforwards may expire before we can utilize them to reduce our income tax obligations. Our income tax obligations affect our cash position and, therefore, may affect our ability to make payments on our long-term debt, including the notes.

We are subject to various environmental laws and regulations that could impose substantial costs upon us and may adversely affect our business, results of operations and financial condition.

Our operations are subject to federal, state, local and foreign environmental laws and regulations. As a result, we are involved from time to time in administrative or legal proceedings relating to environmental matters. The aggregate amount of future clean up costs and other environmental liabilities may be material. We cannot predict what environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted or what environmental conditions may be found to exist. Enactment of more stringent laws or regulations or more strict interpretation of existing laws and regulations may require additional expenditures by us, some of which could be material. See “Business—Environmental Matters.”

The continuing hostilities in the Middle East or the outbreak or escalation of hostilities elsewhere could increase our manufacturing costs.

Continued unrest in Iraq and the outbreak, continuation or escalation of hostilities between the United States and any foreign nation, organization or group, together with the recent increase in the frequency and severity of terrorist and similar activity, may have a material adverse effect on our business, results of operations or financial condition. In particular, continued conflict in the Middle East may result in a real or perceived shortage of oil and/or natural gas, which could result in an increase in our manufacturing costs, including an increase in our energy costs and the cost of some of our raw materials.

We rely on unpatented proprietary know-how and trade secrets.

While we hold certain patents and trademarks, we rely primarily upon confidentiality agreements and restricted plant access to protect our proprietary technology. However, these methods and our patents and trademarks may not afford complete protection and others may independently develop the know-how and trade secrets or develop better production methods than us. Further, we may not be able to deter current and former employees, contractors and other parties from breaching confidentiality agreements and misappropriating our proprietary information, and it is possible that third parties may copy or otherwise obtain and use our proprietary information and technology without authorization or otherwise infringe on our intellectual property rights. While we attempt to ensure that our intellectual property and similar proprietary rights are protected and that the third party rights we need are licensed to us when entering into business relationships, third parties may take actions that could materially and adversely affect our rights or the value of our intellectual property, similar proprietary rights or reputation. Furthermore, claims or litigation asserting infringement of intellectual property rights may be initiated by third parties seeking damages, the payment of royalties or licensing fees and/or an injunction against the sale of our products and we may not prevail in any such litigation or be successful in preventing such judgment. In the future, we may also rely on litigation to enforce our intellectual property rights and contractual rights, and, if not successful, we may not be able to protect the value of our intellectual property. Any litigation could be protracted and costly and could have a material adverse effect on our business and results of operations regardless of its outcome. Although we believe that our intellectual property rights are sufficient to allow us to conduct our business without incurring liability to third parties, our products may infringe on the intellectual property rights of third parties and our intellectual property rights may not have the value we believe them to have.

If Radnor Investments L.P., a 20% owned partnership that became a consolidated entity of ours through the adoption of Financial Accounting Standards Board Interpretation No. 46 in the fourth quarter of 2003, is unable to realize a portion of the investment values recorded at fair market value as of December 26, 2003, we may be unable to monetize the income that we have previously recognized under fair value accounting and may have to record an investment loss.

As a result of the adoption of Financial Accounting Standards Board (“FASB”) Interpretation No. 46 that is described in Note 2 and 4 to the Company’s audited consolidated financial statements included elsewhere herein and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recently Issued Accounting Standards,” Radnor Investments L.P. became a consolidated entity of ours in the fourth quarter of 2003 and our consolidated balance sheet as of June 25, 2004 includes investment assets recorded at fair market value in the amount of $66.0 million with corresponding minority interest liabilities of $47.3 million. If a substantial decrease in the fair market value of underlying investments held by Radnor Investments L.P. occurs, we may be unable to convert previously recognized income and contributions into cash and may have to record an investment loss.

FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements.” Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “intend,” “project,” “will be,” “will likely continue,” “will likely result,” or words or phrases of similar meaning including, among other things, statements concerning:

•	expected cost reductions and changes in operating efficiency, including those we expect to achieve from the Acquisition;

•	expansion and growth of operations, including integration of the Acquisition;

•	future operating results and financial condition;

•	business strategies;

•	market and general economic conditions;

•	fluctuations in raw material and energy prices;

•	changes in environmental laws and regulations; and

•	changes in availability of capital.

Forward-looking statements involve risks and uncertainties, including, but not limited to, economic, competitive, governmental and technological factors outside of our control, that may cause actual results to differ materially from the forward-looking statements. These risks and uncertainties may include those discussed under the heading “Risk Factors.” We operate in a changing environment in which new risk factors can emerge from time to time. While we have disclosed all material risks of which we are currently aware, it is not possible for management to predict all possible risks, nor can it assess the extent to which any factor, or a combination of factors, may cause actual results to differ materially from those contained in forward-looking statements. Given these risks and uncertainties, readers are cautioned not to place undue reliance on forward-looking statements.

USE OF PROCEEDS

The exchange offer satisfies an obligation under the registration rights agreement. We will not receive any cash proceeds for the exchange offer.

The following table sets forth the uses of the proceeds from the offering of the old notes:

Repayment of term loan portion of our amended domestic credit facility	$40.5
Pay down of amounts outstanding under our revolving credit facility	27.6
Payment of fees and expenses in connection with the offering	1.9

$70.0

At the time of the repayment of the term loan portion of our amended domestic credit facility, the interest rate under the term loan, which was due to mature on March 4, 2008, was the lender’s base commercial lending rate (4.00%) plus a margin of 0.25%. At the time of the pay down, the interest rate under the revolving credit facility, which is due to mature on March 4, 2008, was the lender’s base commercial lending rate (4.00%).

CAPITALIZATION

The following table sets forth the capitalization of the Company as of June 25, 2004:

As of Jun. 25, 2004
(unaudited; dollars in millions)
Cash	$2.7

Long-term debt, including current portion:
Secured debt:
Revolving credit facilities(1)	$45.2
Term debt and mortgages	15.6
Capital lease obligations	7.8
Senior secured notes due 2009	70.0
Unsecured debt:
Senior notes due 2010	135.0
Term debt	10.0

Total debt	283.6

Stockholders’ equity:
Common stock and additional paid-in capital	19.4
Cumulative translation adjustment	1.8
Accumulated deficit	(16.5)

Total stockholders’ equity	4.7

Total capitalization	$288.3

(1)	We had, after taking into account certain restrictions including borrowing base limitations, the ability to draw up to an additional $17.8 million under those revolving credit facilities as of June 25, 2004.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

In mid-November 2003, we acquired operations consisting of a state-of-the-art manufacturing facility, including thermoforming and injection molding machines capable of producing polypropylene and polystyrene products, raw material storage and handling equipment, as well as related production assets and net working capital. As part of the Acquisition we assumed a long-term lease for a 342,000 square foot facility that includes manufacturing, warehouse and office space. We also acquired the rights to the product lines currently manufactured at this facility, which include a broad range of plastic cups, stemware, plates, bowls, containers and cutlery. The purchase price for the assets was approximately $23.8 million, which included $4.5 million in cash paid at closing, issuance of a six-year unsecured note in the amount of $10.0 million bearing interest at 6.0% (with interest but no principal payable until January 1, 2005) and the assumption of $9.3 million in other long-term contractual liabilities. Polar Plastics and certain of its affiliates and key management also entered into seven-year non-competition agreements that will require us to make an additional $3.0 million in payments over five years. We financed this acquisition with proceeds from our amended credit facility.

The following unaudited pro forma consolidated statement of operations for the year ended December 26, 2003 is based on our historical consolidated financial statements and the historical consolidated financial statements of Polar Plastics. See “The Acquisition” for more information concerning the Acquisition.

The unaudited pro forma consolidated statement of operations for the year ended December 26, 2003 gives effect to the following transactions as if they had occurred on December 28, 2002:

Acquisition adjustments: the Acquisition, including the related financings.

Offering adjustments:

•	the sale of the old notes; and

•	the application of the net proceeds from the offering of the old notes, after deducting fees and estimated offering expenses.

The Acquisition has been accounted for under the purchase method of accounting. As a result, the purchase price and related costs have been allocated to the estimated fair values of the assets acquired and liabilities assumed at the time of the acquisition based on management’s best estimates. Once we have determined the final purchase price to be paid in connection with the Acquisition, and finalized the valuation studies necessary to finalize the required purchase price allocations, the unaudited pro forma consolidated financial statements will be subject to adjustment. Such adjustments may result in material changes to the unaudited pro forma consolidated statement of operations to reflect, among other things, the final allocation of the purchase price. Accordingly, the financial information presented herein is preliminary and subject to change.

The unaudited pro forma consolidated statement of operations is based upon currently available information, assumptions, and estimates that we believe are reasonable. These assumptions and estimates, however, are subject to change. In our opinion, all adjustments have been made that are necessary to present fairly the pro forma data. The unaudited pro forma consolidated financial data is presented for informational purposes only and is not indicative of either future results of operations or results that might have been achieved if the transactions had been consummated as of the referenced dates. The pro forma consolidated financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and those of Polar Plastics, together with the related notes thereto, that are included elsewhere in this prospectus.

Unaudited Pro Forma Consolidated Statement of Operations

	Year Ended December 26, 2003
	Radnor(1)	Polar Plastics(2)	Acquisition Adjustments		Pro Forma	Offering Adjustments		Pro Forma, as Adjusted
	(in thousands)
Net sales	$341,664	$30,524	$—		$372,188	$—		$372,188
Cost of goods sold	279,013	30,224	(3,152	)(4)	306,085	—		306,085

Gross profit	62,651	300	3,152		66,103	—		66,103
Distribution	23,335	—	—		23,335	—		23,335
Selling, general and administrative expenses	31,567	4,809	616	(5)	36,992	—		36,992
Financial expenses	—	507	—		507	—		507
Other expenses	1,838	—	—		1,838	—		1,838

Income (loss) from operations	5,911	(5,016)	2,536		3,431	—		3,431
Interest, net(3)	21,027	318	994	(6)	22,339	3,400	(8)	25,739
Income from unconsolidated affiliates	(3,623)	—	—		(3,623)	—		(3,623)
Other expense, net	902	—	—		902	—		902

Income (loss) before income taxes and discontinued operations	(12,395)	(5,334)	1,542		(16,187)	(3,400)		(19,587)
Provision (benefit) for income taxes	(2,612)	(585)	(856	)(7)	(4,053)	(1,292	)(9)	(5,345)

Net income (loss)	$(9,783)	$(4,749)	$2,398		$(12,134)	$(2,108)		$(14,242)

(1)	Derived from the audited statement of operations of Radnor for the fiscal year ended December 26, 2003.

(2)	Derived from the unaudited statement of operations of Polar Plastics for the period from January 1, 2003 to November 14, 2003.

(3)	Interest includes amortization of premium and debt issuance costs related to the Company’s senior notes of $0.8 million for the year ended December 26, 2003.

(4)	Reflects adjustment to cost of goods sold, as follows (in thousands):

Elimination of historical depreciation	$(1,084)
Depreciation on existing assets, based on preliminary purchase accounting valuation and estimated remaining asset useful lives	431
Depreciation on assets purchased as part of the Acquisition that were previously accounted for as operating lease	767
Reduction of lease expense related to the purchase of assets previously leased by Polar Plastics	(3,266)

$(3,152)

Assets previously leased, which were purchased as part of the acquisition, relate to machinery and equipment used in Polar Plastics’ thermoforming and injection molding operations. These assets were accounted for as operating leases with various terms extending through 2007. Certain of these assets were leased from Polar Plastics, Ltd., an affiliate of Polar Plastics, and were purchased as part of the acquisition for $3.5 million. In order to ensure ownership of the remainder of the assets and to establish a fixed acquisition price, the remainder of the leased assets were or will be purchased from third-party equipment financiers through the conversion from operating leases to capital leases. These conversions were or will be effected by changes in the payment terms as well as by changes from fair market value purchase options to the transfer of ownership at the end of the lease terms. These purchased assets are being depreciated over their estimated remaining useful lives as determined in our purchase accounting valuation. Differences between the terms of the operating leases and the estimated remaining asset useful lives result in discrepancies between historical lease expense and expected depreciation expense. The depreciation amount was calculated using the value of property, plant and equipment and the expected useful lives of the corresponding assets, as determined in the Company’s purchase accounting. The changes made to properly reflect the estimated remaining useful lives of the acquired assets, as well as the allocation of the purchase price to such assets, result in differences between historical and expected depreciation expense.

(5)	Reflects the pro forma adjustment relating to amortization of the following (in thousands):

Non-compete agreements	$334
Intangible assets purchased as part of the Acquisition	282

$616

(6)	Reflects the pro forma adjustment to interest resulting from the Acquisition as follows (in thousands):

Elimination of Polar Plastics’ existing interest expense	$(318)
Interest expense on term debt issued in association with the acquisition	704
Interest on capital leases entered into as part of the acquisition	546
Interest on capital leases assumed as part of the acquisition	6
Interest on term debt assumed as part of the acquisition	29
Interest accretion on long-term non-compete agreements	94
Elimination of interest resulting from paydown of revolving indebtedness as part of the acquisition	(67)

$994

(7)	Represents the adjustment to Polar Plastics’ provision for income taxes resulting from the acquisition and related pro forma adjustments. On a pro forma basis, the effective tax rate of 38% is consistent with Radnor’s effective tax rate before taking into account the creation of a valuation allowance against state net operating loss carryforwards in the current year.

(8)	Reflects the adjustment to interest resulting from the offering of the old notes as follows (in thousands):

Elimination of interest on revolving indebtedness repaid with the proceeds of the offering of the old notes	$(1,053)
Elimination of interest on term indebtedness repaid with the proceeds of the offering of the old notes	(1,660)
Interest on notes issued as part of the offering of the old notes	5,613
Amortization of financing costs incurred in connection with the offering of the old notes	500

$3,400

(9)	Reflects provision for income taxes related to offering adjustments.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents certain audited historical financial information of Radnor and should be read in conjunction with our financial statements, the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Financial results for the periods presented are not fully comparable because of the December 2001 disposition of the European insulation operations as well as the Acquisition that occurred in November 2003. Fiscal years 1999, 2000 and 2001 contain the results of operations from the European insulation operations, while fiscal 2003 and 2004 contain the results of the thermoformed and injection molding operations since the date of the Acquisition.

We have derived the selected consolidated financial data as of and for the six months ended June 27, 2003 and June 25, 2004 from our unaudited consolidated financial statements included elsewhere herein, which include all adjustments, consisting only of normal recurring adjustments, that in our opinion are necessary for a fair statement of financial position, results of operations and cash flows as of those dates and for those periods. The results of operations for the interim periods are not necessarily indicative of the results for the full years, due to the seasonality inherent in some of our operations and the possibility of general economic changes.

The selected consolidated financial data presented below under the captions “Statement of Operations,” “Other Financial and Operating Data” and “Balance Sheet Data” for, and as of the end of, the years ended December 27, 2002 and December 26, 2003 is derived from the consolidated financial statements of Radnor, which consolidated financial statements have been audited by KPMG LLP, independent registered public accounting firm. The consolidated financial statements as of December 27, 2002 and December 26, 2003, and for the years then ended, and the report thereon, are included elsewhere in this prospectus. The selected consolidated financial data presented below for the six-month periods ended June 25, 2004 and June 27, 2003, and as of June 25, 2004 and June 27, 2003, are derived from the unaudited consolidated financial statements of Radnor included elsewhere in this prospectus. The information presented below under the caption “Selected Operating Data” is not derived from the consolidated financial statements. The selected consolidated financial data should be read in conjunction with the consolidated financial statements for the years ended December 27, 2002 and December 26, 2003, the related notes and the report of independent registered public accounting firm, which report refers to a change in accounting for certain equity investments and accounting for stock-based compensation, as well as to KPMG LLP’s audit of the adjustments that were applied to revise the fiscal 2001 consolidated financial statements, as more fully described in Note 2 to the consolidated financial statements. However, KPMG LLP was not engaged to audit, review or apply any procedures to the fiscal 2001 consolidated financial statements other than with respect to such adjustments and disclosures.

The historical information with respect to our company for the year ended December 28, 2001 has been derived from our audited financial statements, which have been audited by Arthur Andersen LLP, independent public accountants. These financial statements appear elsewhere in this prospectus. Arthur Andersen has not reissued its report for purposes of this exchange offer. The historical information with respect to our company as of December 31, 1999, December 29, 2000 and December 28, 2001 and for each of the two years in the period ended December 29, 2000 has been derived from our audited financial statements, which have been audited by Arthur Andersen. See “Risk Factors—Risks Relating to the Exchange Notes—Our former use of Arthur Andersen as our independent public accountants will limit your ability to seek recovery from them related to their work and may pose risk to us.”

	Year Ended								Six Months Ended
	Dec. 31, 1999		Dec. 29, 2000	Dec. 28, 2001		Dec. 27, 2002		Dec. 26, 2003	Jun. 27, 2003	Jun. 25, 2004
									(unaudited)
	(in thousands)
Statement of Operations(1):
Net sales	$310,470		$353,752	$325,734		$323,182		$341,664	$163,488	$204,405
Cost of goods sold	226,509		277,254	250,719		243,501		279,013	134,876	164,785

Gross profit	83,961		76,498	75,015		79,681		62,651	28,612	39,620
Distribution expense	24,535		26,003	25,176		22,621		23,335	10,872	13,683
Selling, general and administrative expenses	36,460		37,128	32,464		33,124		31,567	14,898	16,767
Gain on sale of business(2)	—		—	(10,493)		—		—	—	—
Other expenses(3)	—		—	—		1,244		1,838	1,838	—

Income from operations	22,966		13,367	27,868		22,692		5,911	1,004	9,170
Interest, net(4)	21,070		21,725	22,331		21,382		21,027	10,494	12,031
Income from unconsolidated affiliates	(183)		(876)	(1,160)		(6,165)		(3,623)	(1,512)	(310)
Other expense, net	1,363		1,104	2,657		1,146		902	414	357
Minority interest in operations of consolidated subsidiary	—		—	—		—		—	—	(1,612)

Income (loss) before income taxes and discontinued operations	716		(8,586)	4,040		6,329		(12,395)	(8,392)	(1,296)
Income tax expense (benefit)	241		(3,074)	2,150		2,455		(2,612)	(3,189)	(93)

Income (loss) before discontinued operations	475		(5,512)	1,890		3,874		(9,783)	(5,203)	(1,203)
Loss from discontinued operations, net of tax	6,859		144	247		48		—	—	—

Net income (loss)	$(6,384)		$(5,656)	$1,643		$3,826		$(9,783)	$(5,203)	$(1,203)

Other Financial and Operating Data (unaudited)(1):
Ratio of earnings to fixed charges(5)	1.03	x	—	1.13	x	1.01	x	—	—	—
Deficiency of earnings available to cover fixed charges(5)	$—		$(9,059)	$—		$—		$(15,274)	$(9,776)	$(2,908)
Capital expenditures	20,032		15,292	12,358		10,558		11,405	6,784	5,354
Depreciation and amortization(6)	15,895		17,635	18,216		17,937		17,160	8,715	9,325
Other Data (unaudited):
EBITDA(7)	30,822		30,630	44,340		45,600		25,792	10,817	20,060
Balance Sheet Data (1)(8):
Total assets	$293,683		$305,999	$274,186		$283,311		$395,474	$305,557	$416,270
Total debt, including current portion(9)	215,417		229,508	212,910		215,214		259,466	236,872	283,558
Stockholders’ equity (deficit)	7,574		(1,811)	117		9,240		7,008	7,819	4,718

(1)	The Company’s fiscal year is the 52- or 53-week period that ends on the last Friday of December of each year. The years presented in the above table were 52-week years with the exception of 1999, which was a 53-week year.

(2)	Represents gain resulting from sale of European insulation operations. See Note 1 to the Company’s audited consolidated financial statements included elsewhere herein.

(3)	The Company is exploring the sale of its European specialty chemicals operations. In connection with this process, the Company incurred $1.2 million in costs in 2002, primarily related to investment banking fees. On March 11, 2003, the Company issued $135.0 million of the senior notes due 2010 and amended its domestic revolving credit facility to include a $45.0 million term loan and to increase the revolving credit commitment from $35.0 million to $45.0 million. The proceeds were used to repay the then outstanding $159.5 million of Series A and Series B senior notes due 2003 and outstanding borrowings under the existing revolving credit facilities. The Company recorded $1.8 million of other expenses related to the extinguishment of the long-term debt described above, which included the $1.0 million write-off of deferred financing costs and debt premium related to the Company’s Series A and Series B senior notes due 2003, as well as $0.8 million of personnel costs directly related to the debt extinguishment.

(4)	Interest includes amortization of premium and debt issuance costs related to the Company’s unsecured notes of $1.2 million for the years ended December 31, 1999 and December 29, 2000, $1.1 million for the years ended December 28, 2001 and December 27, 2002, $0.8 million for the year ended December 26, 2003 and $0.4 million for the six months ended June 27, 2003 and June 25, 2004.

(5)	For purposes of this computation, fixed charges consist of interest, amortization of deferred financing fees and that portion of lease rental expense representative of the interest factor (deemed to be one-third of lease rental expense). Earnings consist of income before income taxes and discontinued operations before income from unconsolidated affiliates and minority interest plus fixed charges.

(6)	Depreciation and amortization excludes amortization of premium and debt issuance costs related to the Company’s senior notes, which are included in interest expense.

(7)	EBITDA represents net income before interest, income taxes, depreciation and amortization. EBITDA is a measure commonly used in our industry, and we present EBITDA to enhance your understanding of our operating performance. We use EBITDA as a primary criterion for evaluating our performance relative to that of our peers. We also use EBITDA as a measure of our operating performance in our current amended domestic credit facility, where EBITDA is a component in both the fixed charge coverage financial covenant and the funded indebtedness to EBITDA financial covenant. See “Description of Other Indebtedness—The Amended Domestic Credit Facility.” EBITDA is not a measure of financial performance under GAAP and should not be considered as an alternative to net income as an indicator of the Company’s operating performance or as an alternative to cash flows from operating activities, determined in accordance with GAAP, as an indicator of cash flows or as a measure of liquidity. For example, EBITDA does not reflect:

•	our significant interest expense, or the cash requirements necessary to service interest and principal payments on our substantial indebtedness;

•	cash requirements for the replacement of capital assets being depreciated and amortized, which will typically need to be replaced in the future, even though depreciation and amortization are non-cash charges;

•	changes in, or cash equivalents for, our working capital needs;

•	our cash expenditures, or future requirements, for other capital expenditure or contractual commitments; and

•	the fact that other companies may calculate EBITDA differently than we do, which may limit its usefulness as a comparative measure.

Despite these limitations, we believe that EBITDA, as an operating performance measure, and not a liquidity measure, provides investors and analysts with a useful measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA supplementally for comparative purposes and for analyzing compliance with our loan covenants. Specifically, we evaluate the periodic cost of replacing capitalized assets by analyzing capital expenditures and other investment spending, and we address the effect of excluding taxes, interest expense and changes in working capital by analyzing our GAAP cash flows and our other sources of liquidity.

	Year Ended					Six Months Ended
	Dec. 31, 1999	Dec. 29, 2000	Dec. 28, 2001	Dec. 27, 2002	Dec. 26, 2003	Jun. 27, 2003	Jun. 25, 2004
	(unaudited)
	(in thousands)
Net income (loss)	$(6,384)	$(5,656)	$1,643	$3,826	$(9,783)	$(5,203)	$(1,203)
Adjustments:
Interest, net	21,070	21,725	22,331	21,382	21,027	10,494	12,031
Income taxes	241	(3,074)	2,150	2,455	(2,612)	(3,189)	(93)
Depreciation and amortization	15,895	17,635	18,216	17,937	17,160	8,715	9,325

EBITDA	$30,822	$30,630	$44,340	$45,600	$25,792	$10,817	$20,060

(8)	The balance sheet data as of December 26, 2003 is not fully comparable to the prior periods due to the Acquisition.

(9)	Total debt includes capital lease obligations.

THE ACQUISITION

In mid-November 2003, we acquired the operations of Polar Plastics, consisting of a state-of-the-art manufacturing facility, including thermoforming and injection molding machines capable of producing polypropylene and polystyrene products, raw material storage and handling equipment, as well as related production assets and net working capital. We assumed the long-term lease for a 342,000 square foot facility in Mooresville, North Carolina that includes manufacturing, warehouse and office space. We also acquired the rights to the product lines currently manufactured at this facility, which include a broad range of plastic cups, stemware, plates, bowls, containers and cutlery. This purchase provided us with the manufacturing capacity and operating platform to accelerate the development and marketing of new polypropylene foodservice packaging products, particularly disposable cold drink cups. We also entered into a lease for a manufacturing facility in Winston-Salem, North Carolina through June 2004, which we vacated in May 2004.

The purchase price for the assets was approximately $23.8 million, which included $4.5 million in cash paid at closing, issuance of a six-year unsecured note in the amount of $10.0 million bearing interest at 6.0% (with interest but no principal payable until January 1, 2005) and the assumption of $9.3 million in other long-term contractual liabilities. The estimated purchase price of approximately $28.7 million, as disclosed in the Polar Plastics audited financial statements for the year ended March 27, 2003 on page F-76, was an estimate calculated prior to the closing of the Acquisition. The final purchase price was lower due to less cash paid at closing, lower assumed long-term contractual liabilities and lower net working capital than previously estimated. The amount of the net working capital adjustment, which changed by $2.0 million from the original estimate, has not been settled. Subject to finalizing the net working capital adjustment, the net working capital we acquired consisted of $10.0 million of current assets and $11.5 million of current liabilities. Polar Plastics and certain of its affiliates and key management also entered into seven-year non-competition agreements that will require us to make an additional $3.0 million in payments over five years.

We believe that the Acquisition has accelerated our expansion into thermoformed polypropylene products and generated certain cost savings. The data set forth below with respect to these cost savings have not been prepared with a view towards compliance with GAAP or the rules of the SEC regarding pro forma financial presentation, nor have such data been audited, reviewed, subject to any agreed upon procedures or otherwise passed upon by KPMG LLP or any other independent registered public accounting firm. These cost savings are not included in our unaudited pro forma consolidated financial statements included elsewhere in this prospectus.

The following summarizes those cost savings that we believe we would have been able to achieve if we had operated the business acquired in the Acquisition for the twelve months ended December 26, 2003 (in millions):

Revenue:
Incremental profit on new supply agreement with Polar Canada	$0.4

Raw Materials:
Polypropylene purchases	$0.5
Corrugate purchases	0.2
Polystyrene purchases	1.2

Total	$1.9

Fixed and Variable Overhead:
Salaries	$0.1
Closure of redundant manufacturing facility	0.9
Engineering project cost capitalization	1.4
Elimination of costs allocated from related company	0.1
Outside storage	0.2

Total	$2.7

Sales and Marketing:
Salaries	$0.5
Benefits	0.2
Other employee costs	0.3
Redundant advertising and promotional costs	0.2
Broker costs	0.9

Total	$2.1

General and Administrative:
Salaries	$1.4
Benefits	0.3
Other employee costs	0.2
Elimination of management contract	0.2
Elimination of redundant computer system	0.2
Other	0.3

Total	$2.6

Total cost savings	$9.7

Revenue—Due to the renegotiation of the supply agreement with Polar Plastics, Ltd, in connection with the Acquisition, revenue and related profit would have been higher by approximately $0.4 million for the twelve months ended December 26, 2003.

Raw Materials—Due to our raw material purchasing power, we are able to purchase polystyrene, polypropylene and corrugated cardboard at rates that are below Polar Plastics’ historical cost. Based on Polar Plastics’ actual purchases of these products, we believe we would have saved approximately $1.9 million for the twelve months ended December 26, 2003.

Fixed and Variable Overhead—We have eliminated redundant engineering positions, closed a redundant manufacturing facility, capitalized expenditures related to the manufacture of operating assets and eliminated costs allocated from a related company. We also plan to eliminate an outside storage facility. Based on these actions and plans, fixed and variable overhead synergies would have been approximately $2.7 million for the twelve months ended December 26, 2003.

Sales and Marketing—We have eliminated redundancies in sales and marketing staff positions created through the combination of the acquired operations and our prior operations. In addition, we are utilizing existing direct sales personnel in certain regions where Polar Plastics previously used sales brokers. In certain areas where both we and Polar Plastics utilized brokers, savings have been generated by consolidating sales efforts into the broker organization with the lower commission structure. In addition, we believe that savings exist with respect to redundant advertising and promotional programs between the two companies. Based on these actions, we believe cost savings related to selling and marketing expenses would have been approximately $2.1 million for the twelve months ended December 26, 2003.

General and Administrative—Polar Plastics had historically been operated as a stand-alone facility with a full complement of financial, accounting, purchasing and human resources staff. We have eliminated personnel redundancies created through the combination of the businesses, which has reduced salary costs, benefit expense and other employee costs, which include recruiting, relocation and travel expenses. Legal, accounting and other professional service functions, with the exception of those services provided by external auditors, are being performed by our existing staff. Based on these actions, we believe cost savings related to general and administrative expenses would have been approximately $2.6 million for the twelve months ended December 26, 2003.

Although we believe that the combination of Polar Plastics with our existing business has accelerated our expansion into thermoformed polypropylene products and generated certain cost savings, the combination may not allow us to achieve all of the anticipated results. In agreeing to the terms and conditions of the Polar Plastics asset purchase agreement, we made certain business assumptions and determinations based on our investigation of the assets and the related business to be acquired. These assumptions and determinations, however, involve certain risks and uncertainties that may cause our assumptions and determinations to be inaccurate. For example, we may have underestimated the expenses that we will incur as a result of managing a higher level of business activity or the number of staff required to manage this level of activity. In addition, in the future we may not be able to purchase polystyrene at costs that are below Polar Plastics’ historical costs.

Moreover, although we believe the assumptions and determinations upon which the foregoing cost savings are based were reasonable when made, because such assumptions are inherently subject to significant economic, competitive and other uncertainties and contingencies which are difficult and in many instances impossible to know, predict or foresee, there can be no assurance, and no representation or warranty is hereby made, that the cost savings presented herein would actually have been achieved had we operated the business acquired in the Acquisition during the periods presented. You are strongly cautioned not to place undue reliance on the foregoing cost savings. You should make your own independent review and assessment of the potential operating cost savings in conjunction with a review of the “Unaudited Pro Forma Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements, each of which is included elsewhere in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the notes thereto. This discussion contains forward-looking statements. Please see “Forward-Looking Statements” and “Risk Factors” for a discussion of some of the uncertainties, risks and assumptions associated with these statements.

General

Radnor Holdings Corporation is a leading manufacturer and distributor of a broad line of disposable foodservice products in the United States and specialty chemical products worldwide. We operate 15 plants in North America and three in Europe and distribute our foodservice products from ten distribution centers throughout the United States. On November 14, 2003 we acquired the operations of Polar Plastics, Inc. and its subsidiary. The Acquisition extended our product line to include thermoformed and injection molded disposable foodservice products. We are also upgrading our thermoforming equipment and installing new production lines to facilitate the introduction of our proprietary polypropylene cold drink cups.

We have been manufacturing expandable polystyrene, or EPS, and related products sold to the foodservice, insulation and protective packaging industries for more than 25 years. In the foodservice industry, we are the second largest manufacturer of foam cup and container products in the U.S. By capacity, we are also the fifth largest worldwide producer of EPS. In fiscal 2003, we produced 13 billion foam cups for hot and cold drinks, foam bowls and containers and thermoformed lids and 354 million pounds of EPS. We supply 100% of our own EPS needs in addition to supplying EPS to other manufacturers of foodservice, insulation and protective packaging products.

Recent Acquisition

In November 2003, we acquired the operations of Polar Plastics, consisting of a state-of-the-art manufacturing facility, including thermoforming and injection molding machines capable of producing polypropylene and polystyrene products, raw material storage and handling equipment, as well as related production assets and net working capital. The purchase price for the assets was approximately $23.8 million, which included $4.5 million in cash paid at closing, issuance of a six-year unsecured note in the amount of $10.0 million bearing interest at 6.0% (with interest but no principal payable until January 1, 2005) and the assumption of $9.3 million in other long-term contractual liabilities. Polar Plastics and certain of its affiliates and key management also entered into seven-year non-competition agreements that will require us to make an additional $3.0 million in payments over five years.

Net Sales

Net sales represent the sales of the Company’s products less (i) cash discounts and allowances, which historically have averaged approximately 2% of gross sales, and (ii) sales and marketing rebates.

Cost of Goods Sold

Raw material costs represent a large portion of the Company’s cost of goods sold and are susceptible to price fluctuations based upon supply and demand as well as general market conditions. Beginning in July 2003 through September 2004, market prices of styrene monomer, the primary raw material in the Company’s foam products, increased by 81% to $0.70 per pound. Although future raw material prices cannot be predicted with accuracy, prices for styrene monomer are forecasted by independent industry surveys and producer reports to decrease slightly to $0.68 per pound by the end of 2004. While the Company has been able to pass on the majority of past raw material price increases to customers, the Company may not be able to increase prices if raw material costs rise further in the future.

Our plastic cups and cutlery are thermoformed and injection molded from polypropylene and polystyrene resins. The prices of polystyrene resins generally fluctuate in a fashion similar to the fluctuations affecting styrene monomer, since polystyrene is largely a derivative of styrene monomer. Prices can also change based on the operating rates of polystyrene manufacturing facilities. Published contract pricing for high-impact polystyrene, or HIPS, is currently $0.88 per pound and is forecasted to range between $0.62 and $0.92 per pound during 2004, with pricing at $0.91 per pound at year-end.

Polypropylene resin pricing generally follows the raw material price of propylene and is influenced by the operating rates of polypropylene manufacturing locations. Polypropylene has had a tendency to fluctuate significantly over time. For example, the contract price for polypropylene has ranged from $0.40 to $0.56 per pound from July 2003 through September 2004. Independent industry surveys and producer reports project the contract price for polypropylene to increase to $0.62 per pound by the end of 2004.

In connection with the Company’s engineering initiatives, the Company has invested significant resources in research and development. The Company expenses all research and development costs in the period incurred and includes such costs in cost of goods sold. As a percentage of net sales, these costs have represented 0.5%, 0.8% and 0.8% in fiscal 2003, 2002 and 2001, respectively.

Distribution Expense

The Company delivers its products from manufacturing locations using a combination of common carriers and its own fleet of leased vehicles. Distribution expense consists of the costs to ship products, including costs of labor and leased vehicles.

Divestiture of European Operations

On December 12, 2001, the Company completed the sale of its European insulation operations, which included seven manufacturing plants that convert EPS into insulation products for sale primarily to the Nordic construction industry. The consideration for the sale was approximately $35.1 million in cash and assumption of debt. In connection with the sale, we realized a $10.5 million gain.

The Company is exploring the sale of its European specialty chemicals operations. In connection with this process, the Company incurred $1.2 million in costs in 2002, primarily related to investment banking fees.

Key Business Indicators

The Company’s financial results are directly impacted by several key items, which management has identified as key indicators in its evaluation of the business. These indicators include:

•	Sales Volumes—The comparison of unit volumes sold versus the comparable period in prior years provides key operating information.

•	Pricing Spread over Raw Material Costs—The selling prices of the Company’s products as compared to various raw material costs, including styrene monomer, polystyrene and polypropylene, are key financial performance metrics.

•	Energy-Related Costs—Energy-related costs provide key information with respect to overall profitability.

Comparability of Periods

Financial results for the periods presented are not fully comparable because of the December 2001 disposition of the European insulation operations and the November 2003 Acquisition. Fiscal year 2001 contains the results of operations from the European insulation operations and excludes any adjustments to reflect this disposition. In addition, the Company’s fiscal year is the 52- or 53-week period that ends on the last Friday of December of each year. Each of the years presented in the table below were 52-week years.

Results of Operations

The following discussion and analysis should be read in conjunction with “Selected Consolidated Financial Data” and Radnor’s financial statements included elsewhere in this prospectus.

The following table sets forth, for the periods indicated, certain operating data as a percentage of net sales.

	Percentage of Net Sales
	Year Ended			Six Months Ended
	Dec. 28, 2001	Dec. 27, 2002	Dec. 26, 2003	Jun. 27, 2003	Jun. 25, 2004
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	77.0	75.3	81.7	82.5	80.6

Gross profit	23.0	24.7	18.3	17.5	19.4
Distribution expense	7.7	7.0	6.8	6.7	6.7
Selling, general and administrative expenses	10.0	10.3	9.2	9.1	8.2
Gain on sale of business	(3.2)	—	—	—	—
Other expenses	—	0.4	0.6	1.1	—

Income from operations	8.5	7.0	1.7	0.6	4.5
Interest	6.9	6.6	6.2	6.4	5.9
Income from unconsolidated affiliates	(0.4)	(1.9)	(1.1)	(0.9)	(0.2)
Other expense, net	0.8	0.4	0.2	0.2	0.2
Minority interest in operations of consolidated subsidiary	—	—	—	—	(0.8)

Income (loss) before income taxes and discontinued operations	1.2	1.9	(3.6)	(5.1)	(0.6)
Income tax expense (benefit)	0.7	0.7	(0.7)	(1.9)	—

Income (loss) before discontinued operations	0.5%	1.2%	(2.9)%	(3.2)%	(0.6)%

Six Months Ended June 25, 2004 Compared to the Six Months Ended June 27, 2003

Executive Summary

The Company’s profitability improved significantly during the six months ended June 25, 2004 compared to the same period in the prior year. Results from the Acquisition, combined with higher across-the-board selling prices and increased sales volumes, more than offset increases in raw material costs as gross profit increased 38.5% during the six months ended June 25, 2004. Income from operations increased $8.2 million for the six months ended June 25, 2004 as increases in operating expense were more than offset by higher gross profit.

Consolidated Results

The following table summarizes the consolidated results of operations for the six months ended June 25, 2004 and June 27, 2003.

	Six Months Ended
	June 25, 2004	June 27, 2003	Increase	% Change
	(dollars in millions)
Net sales	$204.4	$163.5	$40.9	25.0%
Gross profit	39.6	28.6	11.0	38.5%
Operating expenses	30.4	27.6	2.8	10.1%
Income from operations	9.2	1.0	8.2	820.0%

Net sales for the six months ended June 25, 2004 were $204.4 million, a 25.0% increase from $163.5 million for the six months ended June 27, 2003. This increase was primarily caused by the impact of the Acquisition (10.7%), higher sales volumes and higher selling prices (8.7%), and favorable changes in foreign currency rates (4.3%).

Gross profit for the six months ended June 25, 2004 increased to $39.6 million from $28.6 million for the same period in the prior year. This was primarily caused by increased sales volumes at the Specialty Chemicals operations ($8.2 million), higher average selling prices at our specialty chemicals and foodservice packaging operations ($5.2 million), the Acquisition ($4.0 million), and the impact of cost reduction initiatives implemented in the prior year. These changes were partially offset by higher raw material costs ($9.4 million). As a percentage of net sales, gross profit increased from 17.5% for the six months ended June 27, 2003 to 19.4% for the six months ended June 25, 2004.

During the six months ended June 25, 2004, operating expenses increased $2.8 million to $30.4 million from $27.6 million for the six months ended June 27, 2003. The increase was primarily due to higher distribution costs ($2.4 million), and higher selling, general and administrative expenses ($1.2 million), offset by $1.8 million of expenses incurred during the six months ended June 27, 2003 related to the extinguishment of long-term debt as described in Note 5 for which there was no corresponding expense in the current period.

For the reasons described above, income from operations increased by $8.2 million for the six months ended June 25, 2004 to $9.2 million from $1.0 million for the comparable period in 2003.

Interest expense increased $1.5 million to $12.0 million during the six months ended June 25, 2004 from $10.5 million in the comparable period in the prior year, primarily due to higher average debt levels resulting from the Acquisition and higher average interest rates. Other expense of $0.4 million for the six months ended June 27, 2004 was comparable to the same period last year.

The effective tax rate for the six months ended June 25, 2004 was 7%, as compared to 38% in the same period in the prior year. This reduction in the effective tax rate was primarily due to the creation of a reserve against certain expenses at the Company’s Canadian operations. As of June 25, 2004, the Company had $88.5 million of net operating loss carryforwards for federal income tax purposes, which expire through 2024.

Segment Analysis

Packaging Segment Results

The following table summarizes the packaging segment results of operations for the six months ended June 25, 2004 and June 27, 2003.

	Six Months Ended		Increase	% Change
	June 25, 2004	June 27, 2003
	(dollars in millions)
Net sales	$116.3	$92.8	$23.5	25.3%
Gross profit	26.0	19.6	6.4	32.7%
Operating expenses	15.8	12.7	3.1	24.4%
Income from operations	10.2	6.9	3.3	47.8%

During the six months ended June 25, 2004, net sales increased by $23.5 million or 25.3% to $116.3 million, as compared to the same period in the prior year. This increase was mainly due to the Acquisition (18.9% or $17.6 million), combined with higher average selling prices and sales volumes (2.5% or $2.4 million).

Gross profit increased $6.4 million to $26.0 million for the six months ended June 25, 2004 from $19.6 million for the comparable six-month period in 2003. This was primarily caused by the Acquisition ($4.0 million), combined with higher average selling prices ($1.6 million) and lower energy-related costs ($1.3 million). As a percentage of net sales, gross profit increased from 21.1% for the six months ended June 27, 2003 to 22.4% for the six months ended June 25, 2004.

Operating expenses increased $3.1 million to $15.8 million during the six months ended June 25, 2004 from $12.7 million during the same period in the prior year. This increase was primarily due to higher distribution costs ($1.9 million), combined with higher selling, general and administrative expenses ($1.1 million).

For the reasons described above, income from operations increased $3.3 million to $10.2 million for the six months ended June 25, 2004 from $6.9 million in the prior year period.

Specialty Chemicals Segment Results

The following table summarizes the specialty chemicals segment results of operations for the six months ended June 25, 2004 and June 27, 2003.

	Six Months Ended
	June 25, 2004	June 27, 2003	Increase	% Change
	(dollars in millions)
Net sales	$94.4	$75.1	$19.3	25.7%
Gross profit	13.6	9.0	4.6	51.1%
Operating expenses	9.2	8.2	1.0	12.2%
Income from operations	4.4	0.8	3.6	450.0%

For the six months ended June 25, 2004, net sales in the specialty chemicals segment increased 25.7% to $94.4 million from $75.1 million during the six months ended June 27, 2003. This increase was primarily due to higher sales volumes ($8.2 million) as unit sales increased 12%. In addition to sales volumes, and the impact of favorable changes in foreign currency exchange rates ($7.0 million), higher selling prices ($3.6 million), resulting from implemented price increases, also contributed to the increase in sales. Net sales included $6.3 million and $4.4 million of sales to the packaging segment for the six months ended June 25, 2004 and June 27, 2003, respectively, which were eliminated in consolidation.

Gross profit increased by $4.6 million to $13.6 million or 14.4% of net sales for the six months ended June 25, 2004 from $9.0 million or 12.0% of net sales for the similar six-month period in 2003. This was primarily due to increased sales volumes ($8.2 million) and higher EPS selling prices ($3.6 million), as described above, and lower fixed costs ($2.2 million) resulting from improved operating efficiencies and cost reduction initiatives implemented during the prior year. These changes were partially offset by higher styrene monomer costs ($10.1 million).

For the six months ended June 25, 2004, operating expenses increased by $1.0 million to $9.2 million from $8.2 million in the prior year period primarily due to the impact of changes in foreign currency rates ($0.7 million) and higher distribution costs ($0.5 million) resulting from higher sales volumes described above.

For the reasons described above, income from operations increased $3.6 million to $4.4 million during the six months ended June 25, 2004 compared to $0.8 million in the prior year period.

Corporate and Other

Corporate operating expenses decreased by $1.2 million during the six months ended June 25, 2004 compared to the six months ended June 27, 2003. This decrease was due to $1.8 million in other expenses related to the extinguishment of long-term debt that occurred on March 11, 2003 for which there was no corresponding expense in the current period, partially offset by higher insurance-related costs.

Year Ended December 26, 2003 Compared to the Year Ended December 27, 2002

Executive Summary

The Company’s profitability was lower in 2003 as compared to 2002 due to higher raw material and energy-related costs, which had a negative impact on our operating results. Fiscal 2003 net sales of $341.7 million increased 5.7% over the prior year mainly due to changes in foreign currency rates and the Acquisition, which occurred on November 14, 2003. Income from operations decreased $16.8 million from the prior year to $5.9 million mainly due to significant increases in energy-related costs at our packaging segment and a contraction in the spread between selling prices and raw material costs at our specialty chemicals segment, both due in large part to the hostilities which occurred in the Middle East, partially offset by the impact of changes in foreign currency rates.

Consolidated Results

The following table summarizes the results of operations for the fiscal years ended December 26, 2003 and December 27, 2002.

	Year Ended
	Dec. 26, 2003	Dec. 27, 2002	Increase (Decrease)	% Change
	(dollars in millions)
Sales	$341.7	$323.2	$18.5	5.7%
Gross profit	62.7	79.7	(17.0)	(21.3)%
Operating expenses	56.8	57.0	(0.2)	(0.0)%
Income from operations	5.9	22.7	(16.8)	(74.0)%

Net sales in fiscal 2003 were $341.7 million, an increase of $18.5 million from $323.2 million in fiscal 2002. This increase was primarily caused by foreign currency changes driven by the strengthening of the Euro against the U.S. dollar ($17.4 million) combined with higher selling prices at the specialty chemicals segment ($1.6 million), and the Acquisition in November 2003 ($3.0 million). These increases were partially offset by decreased sales volumes at our domestic packaging and specialty chemicals operations ($2.2 million).

Gross profit decreased to $62.7 million or 18.3% of net sales in fiscal 2003 from $79.7 million or 24.7% of net sales in fiscal 2002. This decrease was primarily caused by higher raw material costs ($9.8 million), and higher energy-related costs ($7.4 million) combined with higher depreciation at our specialty chemicals segment ($1.1 million) and higher employee costs ($1.1 million). These decreases were partially offset by foreign currency changes driven by the strengthening of the Euro against the U.S. dollar ($2.6 million), higher selling prices at the specialty chemicals segment ($1.6 million) and the impact of the Acquisition ($1.3 million).

Operating expenses decreased by $0.2 million in fiscal 2003 to $56.8 million. This was primarily caused by lower operating expenses at our corporate offices ($3.1 million), largely offset by an increase in operating costs at our packaging operations ($1.8 million) and specialty chemicals operations ($1.1 million). Included in operating expenses for the year ended December 26, 2003 are approximately $1.0 million of foreign currency transaction losses, as well as $0.4 million of internal costs related to the Acquisition and the costs related to the Company’s registration statement relating to the proposed sale of the Company’s common stock.

For the reasons described above, income from operations decreased by $16.8 million in fiscal 2003 to $5.9 million or 1.7% of net sales from $22.7 million or 7.0% of net sales in 2002.

Interest expense of $21.0 million in 2003 was comparable to $21.4 million in the prior year, as lower average interest rates more than offset the impact of higher average levels of outstanding debt. Income from unconsolidated affiliates decreased $2.5 million from the prior year to $3.6 million due to a reduction in partners’ capital from an investment partnership in which the Company serves as a limited partner. Other expenses of $0.9 million in 2003 were comparable to $1.1 million in 2002.

The effective tax rate for fiscal 2003 decreased to 21.1% from 38.8% in the prior year. This reduction was primarily due to the creation of a valuation allowance against certain of the Company’s state net operating loss carryforwards.

Segment Analysis

Packaging Segment Results

The following table summarizes the packaging segment results of operations for the fiscal years ended December 26, 2003 and December 27, 2002.

	Year Ended
	Dec. 26, 2003	Dec. 27, 2002	Increase (Decrease)	% Change
	(dollars in millions)
Sales	$196.4	$195.4	$1.0	0.5%
Gross profit	44.5	54.4	(9.9)	(18.2)%
Operating expenses	26.6	24.7	1.9	7.7%
Income from operations	17.9	29.7	(11.8)	(39.7)%

Financial results at the Company’s packaging operations were negatively impacted by higher energy-related costs, higher raw material costs and lower sales volumes of foam packaging products, primarily during the first half of fiscal 2003. These factors were due in large part to the hostilities which occurred in the Middle East. Partially offsetting these items were savings realized from implemented cost containment measures.

Net sales in the packaging segment in fiscal 2003 increased $1.0 million to $196.4 million compared to $195.4 million in fiscal 2002. The increase was primarily due to the Acquisition in mid-November ($3.0 million) and increased sales at our European packaging operations ($0.7 million). These increases were partially offset by lower selling prices ($1.7 million) resulting primarily from changes in product mix and lower sales volumes ($1.0 million), primarily during the first half of 2003.

Gross profit decreased $9.9 million to $44.5 million or 22.7% of net sales in fiscal 2003 from $54.4 million or 27.8% of net sales in fiscal 2002. This decrease was primarily caused by higher energy-related costs ($6.2 million) and raw material costs ($2.1 million). The increase in energy-related costs stemmed from an increase in the average price per million British thermal units of natural gas, primarily during the first half of 2003. The increase in raw materials related to higher EPS production costs, resulting from increased styrene monomer costs over the prior year.

Operating expenses increased $1.9 million to $26.6 million in fiscal 2003 from $24.7 million in fiscal 2002. This increase was due to higher general and administrative costs ($2.2 million), primarily at our European packaging operations, partially offset by lower distribution costs ($0.6 million) in the domestic packaging operations resulting from lower sales volumes. For the reasons described above, primarily higher energy-related and raw material costs, income from operations decreased $11.8 million to $17.9 million in fiscal 2003 from $29.7 million in the prior year.

Specialty Chemicals Segment Results

The following table summarizes the specialty chemicals segment results of operations for the fiscal years ended December 26, 2003 and December 27, 2002.

	Year Ended
	Dec. 26, 2003	Dec. 27, 2002	Increase (Decrease)	% Change
	(dollars in millions)
Sales	$154.2	$134.3	$19.9	14.8%
Gross profit	18.1	21.9	(3.8)	(17.4)%
Operating expenses	18.6	17.5	1.1	6.3%
Income from operations	(0.5)	4.4	(4.9)	(111.4)%

For fiscal 2003, net sales in the specialty chemicals segment increased $19.9 million or 14.8% to $154.2 million from $134.3 million in fiscal 2002. This increase was primarily due to currency effects driven by the strengthening of both the Euro and the Canadian dollar. Sales at our North American specialty chemicals operations increased $6.6 million primarily due to the favorable currency effects ($3.6 million) combined with higher selling prices ($6.5 million), partially offset by lower sales volumes ($3.8 million). Sales at our European operations increased $13.3 million primarily due to the favorable currency effects ($13.8 million) combined with higher sales volumes ($2.7 million), partially offset by lower selling prices ($3.1 million). Net sales included $8.9 million and $9.8 million of sales to the packaging segment for fiscal 2003 and 2002, respectively, which are eliminated in consolidation.

Gross profit decreased by $3.8 million to $18.1 million in fiscal 2003 from $21.9 million in fiscal 2002. This was mainly due to higher styrene monomer costs ($7.7 million), the primary raw material in EPS, combined with higher energy costs ($1.2 million) and depreciation expense ($1.1 million), partially offset by higher selling prices ($ 3.3 million) as discussed above and the favorable impact of changes in foreign currency rates ($2.6 million).

For fiscal 2003, operating expenses increased by $1.1 million to $18.6 million from $17.5 million in fiscal 2002. This increase was primarily caused by changes in foreign currency rates ($2.3 million) combined with increased selling costs ($0.4 million) and higher distribution costs resulting from increased sales volumes ($0.4 million). These increases were partially offset by lower general and administrative expenses resulting from cost savings initiatives that were implemented during fiscal 2003. For the reasons described above, primarily higher raw material and energy-related costs, income from operations decreased $4.9 million in fiscal 2003 from $4.4 million in the prior year.

Corporate and Other

Corporate operating expenses decreased by $3.2 million during fiscal 2003. In addition to the $1.2 million of expenses incurred in the prior year related to the exploration of the possible sale of the European specialty chemicals operations, this favorable change was caused by lower general and administrative expenses ($2.0 million) resulting from cost savings initiatives implemented during fiscal 2003 and lower amortization costs, partially offset by an increase in foreign currency losses ($1.0 million) as well as $1.8 million in expenses related to the extinguishment of long-term debt as described in Note 5 to the consolidated financial statements included elsewhere herein.

Year Ended December 27, 2002 Compared to the Year Ended December 28, 2001

Consolidated

Net sales in fiscal 2002 were $323.2 million, a decrease of $2.5 million from $325.7 million in fiscal 2001. Excluding the results of the European insulation operations, which were divested in December 2001, net sales increased by $20.4 million or 6.7%. This was primarily caused by an 18.1% increase in sales at the specialty chemicals segment resulting from an increase in sales volume (13.8%) and higher average selling prices (3.9%).

Gross profit increased to $79.7 million or 24.7% of net sales in fiscal 2002 from $75.0 million or 23.0% of net sales in fiscal 2001. Excluding the impact of the divested European insulation operations, gross profit in fiscal 2002 increased by $17.0 million from $62.7 million in fiscal 2001. This increase was caused by higher sales volumes at the specialty chemicals segment ($4.4 million), higher selling prices across both operating segments ($3.2 million) and lower energy-related costs at the domestic packaging operations ($3.2 million), combined with improved manufacturing efficiencies at both the packaging and specialty chemicals segments ($6.1 million).

Operating expenses increased by $9.8 million in fiscal 2002 to $57.0 million. Excluding the results of the European insulation operations and the $10.5 million gain recognized on its sale, operating expenses increased by $7.2 million in fiscal 2002 to $57.0 million. This was primarily caused by an increase in operating costs at our corporate offices ($7.7 million) and our specialty chemical operations ($1.8 million), which were partially offset by lower operating costs at our packaging operations ($2.4 million).

Income from operations decreased by $5.2 million in fiscal 2002 to $22.7 million. Excluding the impact of the divested European insulation operations and the gain resulting from its sale, income from operations increased by $9.8 million to $22.7 million or 7.0% of net sales from 4.0% in fiscal 2001.

Interest expense decreased by $0.9 million to $21.4 million for fiscal 2002 from $22.3 million for fiscal 2001. This decrease was primarily due to a reduction in long-term debt resulting from the sale of the European insulation operations ($0.6 million), combined with lower interest rates on the Company’s revolving credit facilities ($0.6 million). Included in interest expense for fiscal 2002 and 2001 was $1.1 million of deferred financing fee and premium amortization related to the Company’s senior notes. Other expenses decreased by $1.5 million for the year ended December 27, 2002 primarily as a result of non-recurring costs ($0.7 million) that were incurred in fiscal 2001, as well as decreased currency transaction losses.

The $5.0 million increase in income from unconsolidated affiliates resulted from a gain that caused a net increase in partners’ capital from operations in an investment partnership in which the Company serves as a limited partner. This gain represented unrealized gains on investments held by the investment partnership for which there is no established market. The Company expects that income from unconsolidated affiliates will be substantially lower in fiscal 2003 and subsequent years.

The Company recorded a $2.5 million provision for income taxes in fiscal 2002, representing a $0.3 million increase over fiscal 2001. This increase was primarily caused by a $2.3 million increase in pre-tax income, partially offset by a reduction in the Company’s effective tax rate as compared to fiscal 2001.

Segment Analysis

Packaging Segment

Net sales in the packaging segment in fiscal 2002 were $195.4 million as compared to $235.9 million in fiscal 2001. Excluding the results of the divested European insulation operations, net sales in fiscal 2002 decreased by $1.8 million or 0.9% over fiscal 2001. This was primarily caused by a decrease in sales volumes (2.0%), partially offset by higher average selling prices (1.1%). The decrease in sales volumes resulted from a planned rationalization of lower margin business to provide capacity for higher margin business which came on stream during the fourth quarter of 2002.

Gross profit increased to 27.9% of net sales in fiscal 2002 from 25.9% of net sales in fiscal 2001. Excluding the impact of the divested European insulation operations, gross profit for fiscal 2002 increased by $5.6 million to $54.4 million. This increase was primarily caused by lower energy costs ($3.2 million), combined with higher selling prices ($2.1 million) and improved manufacturing efficiencies resulting from engineering projects and technology upgrades ($1.4 million).

Operating expenses decreased by $10.3 million to $24.7 million for fiscal 2002 from $35.0 million for fiscal 2001. Excluding the results of the divested European operations, operating expenses decreased by $2.4 million to 12.7% of net sales in fiscal 2002 from 13.8% of net sales in fiscal 2001. This decrease was primarily due to lower distribution costs resulting from the reduction in sales volumes ($0.5 million), combined with savings resulting from cost containment initiatives including implemented workforce reductions ($1.7 million).

Income from operations increased by $3.5 million over fiscal 2001 to $29.7 million in fiscal 2002 for the reasons described above. Fiscal 2001 income from operations for the European insulation operations, which were sold on December 12, 2001, was $4.5 million. Excluding these results, income from operations increased by $8.0 million or 36.8% for fiscal 2002.

Specialty Chemicals Segment

For fiscal 2002, net sales in the specialty chemicals business segment increased by $20.6 million (18.1%) to $134.3 million from $113.7 million in fiscal 2001. This was caused by an increase in sales volume (13.8%), primarily in the domestic specialty chemicals operations, and higher average selling prices (3.9%). Net sales included $9.8 million and $25.6 million of sales to the packaging segment for fiscal 2002 and 2001, respectively, that are eliminated in consolidation. Excluding the impact of the divested European insulation operations, net sales to the packaging segment were $9.8 million for fiscal 2001.

Gross profit increased by $9.4 million to $21.9 million for fiscal 2002 from $12.5 million for fiscal 2001. This was primarily due to increased sales volumes ($4.4 million) and improved manufacturing efficiency ($7.1 million), combined with a favorable change in the spread between average selling prices and the average cost of the styrene monomer ($1.1 million).

For fiscal 2002, operating expenses increased by $1.8 million to $17.5 million from $15.7 million in fiscal 2001. This increase was primarily caused by higher distribution costs resulting from increased sales volume ($0.9 million) and an increase in currency transaction losses at the European operations ($0.5 million). Income from operations for fiscal 2002 was $4.4 million, representing a $7.6 million improvement over fiscal 2001 for the reasons described above.

Corporate and Other

Corporate operating expenses, excluding the $10.5 million gain on the divestiture of the Company’s European insulation operations in 2001, increased by $7.7 million during fiscal 2002. This was primarily caused by an increase in amortization ($1.2 million), insurance ($2.0 million) and compensation to corporate personnel ($3.2 million) and $1.2 million of costs related to the exploration of a possible sale of the Company’s European specialty chemicals operations. Included in the higher corporate compensation for fiscal 2002 was $2.5 million in additional salary and bonus to our chief executive officer. From 1999 to 2001, our chief executive officer’s salary and bonus were reduced by 23% or $900,000, based primarily on the Company’s results of operations for those periods. Our chief executive officer’s compensation for 2002 reflects the positive financial results experienced during 2002 as compared to each of the prior three fiscal periods, due in part to the divestiture of the European insulation operations in December 2001. While compensation is reviewed annually, we do not anticipate that our chief executive officer’s compensation will materially increase in fiscal 2004.

Liquidity and Capital Resources

During the six-month period ended June 25, 2004, the Company had after tax cash flow of $5.4 million and an increase in working capital of $21.6 million, resulting in a negative cash flow from operating activities of $16.2 million. The increase in working capital was primarily due to higher accounts receivable ($11.7 million) and inventory ($8.7 million), partially offset by higher accounts payable ($6.7 million). Accounts receivable increased due to higher sales volumes and selling prices, while inventory increased primarily due to increases in raw material costs. The increase in accounts payable was primarily due to higher raw material costs.

During the six months ended June 25, 2004, inventory turnover was approximately 5.8 times per year compared to 6.0 during the same period last year, due in part to the Acquisition. As of June 25, 2004, the average collection period for our accounts receivable was 43 days as compared to 45 days in the prior year period.

The Company used $8.9 million in investing activities during the six months ended June 25, 2004. The Company spent $5.4 million in capital expenditures while other assets increased by $4.5 million primarily due to deposits paid related to the purchase of new manufacturing equipment and payments related to raw material supply contracts, which are amortized over the length of the contracts. Distributions received from investments exceeded additional investments by $1.0 million during the six-month period.

On March 11, 2003, the Company issued $135 million of 11% Senior Notes due 2010 and amended its domestic revolving credit facility to include a $45 million term loan and to increase the revolving credit commitment from $35 million to $45 million. The proceeds were used to repay the existing $159.5 million Series A and Series B Senior Notes due December 1, 2003 and outstanding borrowings under the existing revolving credit facilities. In connection with this financing, the Company paid $5.6 million of financing costs.

On November 17, 2003, in connection with the Acquisition, the Company amended its domestic credit facility to include a new $5.0 million term loan and to increase the limit of revolving loans to the lesser of (i) the $55.0 million committed amount less the outstanding principal balance of the new $5.0 million term loan or (ii) a “borrowing base” amount less, in each case, the principal amounts of outstanding letters of credit. In September 2004, the committed amount was increased from $55.0 million to $65.0 million. Effective in September 2003, in November 2003 in connection with the Acquisition and again in March 2004 and September 2004, we amended certain financial covenants in the Amended Credit Agreement to permit additional flexibility in operating our business and to address compliance issues. For a description of the financial covenants that were amended and the other changes effected by these amendments, see the discussion under “Description of Other Indebtedness—The Amended Domestic Credit Facility.”

On April 27, 2004, the Company issued $70.0 million of Senior Secured Floating Rate Notes due 2009. The notes bear interest at a floating rate of LIBOR plus 6.75% per year. Interest on the notes resets quarterly, with the first payment having been made on July 15, 2004. The notes will mature on April 15, 2009. The net proceeds of the issuance were used to repay a then outstanding $40.5 million term loan and outstanding borrowings under the existing revolving credit facilities.

As of June 25, 2004, the Company had $45.2 million outstanding under its revolving credit facilities. After taking into account cash on hand, we would have had the ability to draw up to an additional $17.8 million under these facilities as of June 25, 2004.

As adjusted to give effect to the sale of the old notes and the application of the net proceeds therefrom, our annual debt service payment obligations as of December 26, 2003 would have been $29.7 million, which would have included debt principal payments of $6.5 million and interest payments of $23.2 million. As of December 26, 2003, if the interest rate on our variable rate debt had increased by 1%, our as adjusted annual debt service payment obligations would have increased by approximately $1.0 million.

As part of the Acquisition, we issued a six-year unsecured note in the amount of $10.0 million bearing interest at 6% and assumed $9.3 million in other long-term contractual liabilities. The net working capital we acquired included $11.5 million of current liabilities. Polar Plastics and certain of its affiliates and key management also entered into seven-year non-competition agreements that will require us to pay an additional $3.0 million over five years.

As a holding company, the Company is dependent upon dividends and other payments from its subsidiaries to generate the funds necessary to meet its obligations. Subject to certain limitations, the Company is, and will continue to be, able to control its receipt of dividends and other payments from its subsidiaries. Under the Company’s current business plan, the Company expects that in 2004 and in the long-term, cash generated from operations will be sufficient to meet the Company’s expected operating needs. However, as a result of uncertainties including pricing of the Company’s products, general market and economic conditions and fluctuations in raw material and energy prices, the Company is not able to accurately predict the amount of cash that will be generated from operating activities and cash generated from operating activities, if any, may not be sufficient to meet the Company’s operating needs. To the extent that the Company uses cash in operating activities, we expect that such amounts will be financed from borrowings under credit facilities.

The principal uses of cash for the next several years will be debt service, capital expenditures and working capital requirements. The Company’s capital expenditures for fiscal years 2002 and 2003 were $10.6 million and $11.4 million, respectively. The Company expects to spend approximately $24.0 million on capital expenditures in 2004. Of this amount, approximately $19.0 million relates to new capital expenditures, while $5.0 million relates to maintenance-related capital expenditures on existing equipment. Management estimates that the majority of capital expenditures will be made from cash generated from operating activities with the remainder financed with other long-term debt. The Company’s planned spending on capital investments is expected to provide sufficient capacity to satisfy the production requirements under the Company’s current business plan. The Company believes that the levels of capital expenditures permitted by its credit facilities will be sufficient to meet long-term capital expenditure requirements under the Company’s current business plan. The Company has flexibility regarding its long-term capital spending as it is not subject to contractual commitments, has the ability to adjust capital spending based on results of operations, excluding maintenance-related capital expenditures, and can assess the overall liquidity position of the Company at the time future investment decisions are made. From time to time, the Company evaluates and may pursue various capital raising transactions including the sale of debt or equity securities and the divestiture of non-core assets, which will enhance the Company’s overall liquidity and improve its capital structure.

Contractual Obligations and Commercial Commitments

The Company has future obligations for debt repayments, capital leases, future minimum rental and similar commitments under noncancelable operating leases, non-competition agreement and purchase obligations as well as contingent obligations related to outstanding letters of credit. These obligations as of December 26, 2003 are summarized in the tables below.

		Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(dollars in thousands)
Long-term borrowings, including interest(1)	$367,915	$33,365	$61,781	$102,803	$169,966
Capital lease obligations	9,309	2,760	4,778	1,771	—
Operating lease obligations	51,670	7,954	10,991	8,152	24,573
Non-compete obligations	3,000	600	1,200	1,200	—
Purchase obligations(2)	313,830	103,830	105,000	70,000	35,000

	$745,724	$148,509	$183,750	$183,926	$229,539

(1)	As adjusted to give effect to the sale of the old notes and the application of the net proceeds therefrom, these amounts as of December 26, 2003 would have been: $391,600, total; $26,858, less than 1 year; $53,975, 1-3 years; $67,994, 4-5 years; and $242,773, after 5 years.

(2)	These amounts represent commitments under long-term styrene monomer supply contracts, as discussed in Note 6 to the Company’s consolidated financial statements, as well as short term commitments under natural gas contracts.

	Total Amounts Committed	Amount of Commitment Expiration for Period
Other Commercial Commitments		Less than 1 year	1-3 years	4-5 years	After 5 years
	(dollars in thousands)
Letters of credit	$3,274	$3,274	$—	$—	$—

Critical Accounting Policies and Estimates

The Company prepares its financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”). The preparation of such consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of those financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company discloses its significant accounting policies in the notes to its audited consolidated financial statements. Judgments and estimates of uncertainties are required in applying the Company’s accounting policies in certain areas. Following are some of the areas requiring significant judgments and estimates: determination of an asset’s useful life; estimates of allowances for bad debts; cash flow and valuation assumptions in performing asset impairment tests of long-lived assets; valuation assumption in determining the fair value of investments held by affiliates; and estimates of realizability of deferred tax assets.

The Company’s senior management has reviewed these critical accounting policies and estimates and the discussion below with its Audit Committee.

There are numerous critical assumptions that may influence accounting estimates in these and other areas. We base our critical assumptions on historical experience, third-party data and on various other estimates we believe to be reasonable. Certain of the more critical assumptions include:

Bad Debt Risk

•	Credit worthiness of specific customers and aging of customer balances

•	Contractual rights and obligations

•	General and specific economic conditions

Depreciable Lives of Plant and Equipment

•	Changes in technological advances

•	Wear and tear

•	Changes in market demand

The depreciable lives of the plant and equipment used in the operation of our business average approximately 17.2 years. Management monitors the assumptions underlying the useful lives of these assets and may potentially need to adjust the corresponding depreciable lives as circumstances change. A change in the average depreciable life of the Company’s plant and equipment by one year would impact depreciation expense by $0.9 million.

Asset Impairment Determinations

•	Intended use of assets and expected future cash flows

•	Industry specific trends and economic conditions

•	Customer preferences and behavior patterns

•	Impact of regulatory initiatives

Fair Value of Investments Held by Affiliates

•	Expected future cash flows of underlying investments

•	Changes in market demand

•	Industry specific trends and economic conditions

•	Third-party valuations

Changes in key assumptions about the financial condition of an underlying investment or actual condition which differs from estimates could result in an other than temporary impairment charge. However, given the substantial margin by which the fair value of the underlying investments exceeds the carrying value of our investment, the Company does not anticipate a material impact on the consolidated financial statements from differences in these assumptions.

Deferred Taxes

•	Expected future profitability and cash flows

•	Impact of regulatory initiatives

•	Timing of reversals of existing temporary differences between book and taxable income

Changes in key assumptions about expected future profitability and cash flows could result in changes to the Company’s tax provision and deferred tax liability position resulting from its ability to utilize existing net operating loss carry forwards. Given the margin by which expected future profitability and cash flows exceed those levels required to utilize existing net operating loss carry forwards, the Company does not anticipate a material impact on the consolidated financial statements from differences in these assumptions.

Recently Issued Accounting Standards

In June 2001, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company adopted the provisions of this pronouncement on December 28, 2002. The adoption of this statement did not have an effect on the Company’s financial statements.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Company was required to adopt the provisions of this pronouncement in the beginning of fiscal 2002. The adoption had no effect on the Company’s financial statements.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” This Statement rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” and SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” The Statement requires gains and losses from debt extinguishments that are used as part of the Company’s risk management strategy to be classified as income from operations rather than as extraordinary items, net of tax. The Company adopted this Statement during the fourth quarter of its year ended December 27, 2002. The impact on the Company was to reclassify the extraordinary item recorded during the quarter ended March 29, 2002 to income from continuing operations.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” SFAS No. 148 amends the disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation,” to require more prominent and frequent disclosures in financial statements. Also, SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. The Company has included the disclosures prescribed by SFAS No. 148 and adopted the prospective method of adoption as prescribed by SFAS No. 148.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities an interpretation of ARB No. 51.” This Interpretation clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period ending after December 15, 2003, to variable interest entities in which an entity holds a variable interest that it acquired prior to February 1, 2003.

As a result of the adoption of FIN 46, the Company began to consolidate Radnor Investments, L.P. beginning in the fourth quarter of the year ended December 26, 2003. As discussed in Note 4 to the Company’s consolidated financial statements, the adoption of this interpretation resulted in an increase to the investment assets on its consolidated balance sheet to $65.3 million with a corresponding minority interest payable of $48.9 million. This transaction did not have a material effect on the Company’s consolidated net income or cash flows. Prior to the adoption of FIN 46, the Company utilized the equity method of accounting. Under the equity method, original investments were recorded at cost in other assets and adjusted for the Company’s share of undistributed earnings or losses of these companies.

Quantitative and Qualitative Disclosures About Market Risk

The Company’s market risk is the potential loss arising from adverse changes in interest rates. The Company’s long-term debt obligations are mostly at fixed interest rates and denominated in U.S. dollars. The Company manages its interest rate risk by monitoring trends in interest rates as a basis for determining whether to enter into fixed rate or variable rate agreements. Market risk is estimated as the potential increase in fair value of the Company’s long-term debt obligations resulting from a hypothetical one-percent decrease in interest rates and amounts to approximately $6.3 million over the term of the debt.

Although the Company continues to evaluate derivative financial instruments to manage foreign currency exchange rate changes, the Company does not currently hold derivatives for managing these risks or for trading purposes.

BUSINESS

General

We are a leading manufacturer and distributor of a broad line of disposable foodservice products in the U.S. and of specialty chemical products worldwide. We operate 15 plants in North America and three in Europe and distribute our foodservice products from ten distribution centers throughout the United States. We are the second largest U.S. manufacturer of foam cups and containers and, by capacity, the fifth largest worldwide producer of expandable polystyrene, or EPS, which is the primary raw material used in our foodservice packaging products. We have been manufacturing EPS and related products sold to the foodservice, insulation and protective packaging industries for more than 25 years.

Through the Acquisition in November 2003, we extended our product line into a broad range of disposable foodservice products, including polystyrene and polypropylene drinking cups, stemware, plates, bowls, containers and cutlery. We are upgrading our thermoforming equipment and installing new production lines to facilitate the introduction of our proprietary polypropylene cold drink cups. This expansion is needed to meet accelerating customer demand, including business awards from QSR customers for delivery in 2004.

Several current and new customers, including Bunzl, McDonald’s, Performance Food Group, Matosantos and Schrier Bros., are purchasing or have advised us of their intent to purchase polypropylene cold drink cups from us. Other major customers to which we are marketing our thermoformed polypropylene product line include Sysco, U.S. Foodservice, PYA/Monarch, Food Services of America, UniPro and MBM/Proficient Food in the foodservice industry; Kroger, Safeway, Albertson’s and Wal-Mart in the retail industry; Costco, SAM’S CLUB and BJ’s in the warehouse club industry; and Hardee’s, Church’s Chicken, Popeyes and Denny’s in the QSR industry.

Through our focus on high-quality products, proprietary molding and design technologies, superior customer service and national distribution capabilities, we have developed long-term relationships with many of the largest companies in the foodservice, retail, warehouse club and national QSR industries. We have been selling our products to our ten largest customers by sales volume for an average of more than 20 years. We expect to achieve significant growth in revenues and profitability from our new product line by leveraging these customer relationships and our proprietary technology and product design capabilities; however, we may not achieve such growth or profitability. See “Risk Factors—Risks Relating to Our Business—We may not be successful in expanding our product line to include plastic products, and our inability to implement our expansion plans may have an adverse effect on our ability to increase our revenues, cash flows and net income.”

Industry Overview

Packaging. We compete within the foodservice industry, which includes products manufactured with paper, plastic, foam and other materials. Radnor manufactures a broad range of disposable foam, polypropylene and polystyrene products.

According to independent industry research, the institutional disposable foodservice packaging industry, which includes foodservice distributors and QSRs, but excludes retail and consumer customers such as mass merchandisers, drug stores and club stores, generated $11.6 billion in U.S. sales in 2002. A January 2004 independent industry analysis projected that demand for disposable foodservice products will grow by 4.3% per year until 2007, due in part to the growth in away-from-home food expenditures. The study also projected that through 2012, growth will also average 4.3% per year.

We estimate that a total of $4.0 billion of disposable cups and lids were sold in the U.S. in 2002. The use of disposable foam cups and containers in the U.S. market has increased significantly over the last three decades and we expect similar growth in the future. According to recent independent industry analyses, the U.S. foam cup and container market is projected to grow at an annual rate of up to 3% through 2010. Another recent independent industry analysis of the U.S. plastic cup and container market through 2006 projects an annual growth rate of approximately 2.5% to 3% for sales of disposable cups and lids to institutions and QSRs, which we believe constitute approximately 80% of all sales of those products.

The factors that originally gave rise to the use of disposable products continue to support the market’s growth. These include lower labor, maintenance and energy costs as compared to reusable products, as well as sanitary considerations and growth in the consumption of take-out foods and beverages. The expansion of QSRs and warehouse retailers and the consolidation of some foodservice distributors into larger companies with a national presence have also increased the use of disposable products.

Within the disposable product market, foam cup and container usage has increased significantly over the last two decades as a result of factors unique to this segment. These factors include the superior insulating and molding qualities of foam, lower production costs as compared to other disposable and reusable products and sanitary considerations. Other growth factors include the expansion of warehouse retailers, the growth in consumption of take-out foods and beverages and increased demand for larger sizes and specialized products. Although the success of foam cups to date has been primarily in the hot drink segment, we believe that there continue to be significant growth opportunities in the sale of cold drink cups, particularly in the large (16 through 64 ounce) sizes, including specialized products such as car carrier cups, on which we make higher margin.

Usage of plastic cups and containers has also increased significantly in recent years. Cold drink cups constitute a majority of the disposable cup market and consist primarily of paper and polystyrene cups. Plastic cups and containers offer a number of advantages compared to paper, including elimination of sogginess, greater rigidity, more uniform seamless construction and unique design and printing capabilities. Polypropylene products additionally have cost advantages and an enhanced appearance compared to polystyrene plastic and other cold drink cup products. Led by demand from take-out markets, including drive-thru windows at QSRs, we believe growth in this segment will be strongest in larger sizes where polypropylene cups can be designed to fit into automotive cup holders.

Specialty Chemicals. We compete in the North American and European EPS markets. In North America, we sell EPS to the insulation, protective packaging and foodservice industries. Recent independent industry analyses estimated the U.S. EPS market to have been in excess of 400,000 metric tons in 2000 and projected an annual growth rate of approximately 3% through 2010. This market is concentrated, with Radnor and three other competitors accounting for over 90% of the North American market.

In Europe, we sell EPS to the insulation and protective packaging industries. The EPS market in Europe includes a broader range of product applications and is more fragmented than the North American market. A recent independent industry analysis estimated the European EPS market to have been in excess of 995,000 metric tons in 2000 and projected an annual growth rate of approximately 3% through 2005.

Competitive Strengths

We have strong competitive positions in the disposable cup and container segment of the foodservice packaging market and in the EPS market, which we attribute to our competitive strengths, including:

•	Customer Service and Reputation for Quality Products. Our attention to customer service and emphasis on high-quality products allow us to continue to meet the needs of our existing customers and attract new ones. We distinguish our customer service through our breadth of product offerings, extensive order-entry system, integrated manufacturing process and strategically located facilities, which enables us to meet the distribution requirements of our customers in an efficient and cost-effective manner. We also coordinate with our customers to develop new products.

•	Longstanding Relationships with a Diversified Base of Nationally Recognized Customers. Our ten largest customers have been purchasing products from us for an average of more than 20 years. We work closely with our customers to meet their needs, including custom product development and tooling, seasonal marketing programs and specialized printing requirements. We believe that the strength of our customer relationships results from consistently meeting or exceeding our customers’ expectations, and that this provides us with meaningful opportunities for growth within existing and new product lines.

•	Favorable Product and Cost Characteristics. Our foodservice packaging products have superior molding and, in the case of foam products, thermal properties as compared to paper and other substitute products. These properties allow for a broader range of use in both hot and cold applications, as well as in specialty applications such as car carrier cups. In addition, production costs associated with our foam foodservice packaging products are significantly less than those of substitute products.

•	Nationwide Manufacturing and Distribution Platform. We have ten strategically located U.S. manufacturing and distribution facilities that allow us to deliver combined shipments of our broad range of foodservice products throughout the United States with minimal lead times and consistent high product quality. This capability assists in attracting business from large national account customers.

•

Proprietary Technology and New Product Development. Our ability to incorporate proprietary technology into our manufacturing operations and continually develop new and innovative products enables us to offer competitive prices, improve our position with existing customers, attract new customers and improve our market position versus comparable paper and other substitute products. We have developed a broad array of proprietary technology that is utilized in various stages of our manufacturing operations. For example, our custom-designed molding equipment and process technology used in the production of our packaging products allows us to better meet customer requests for specialized container designs, custom printing or embossing, while at the same time permitting us to maintain high-volume production runs. Other proprietary technology includes automated materials handling, auto-case packaging machines and customized EPS formulations that further enhance manufacturing efficiencies and specific product features. Recent product developments include our polypropylene cold drink cup product line, our 10 cup-2 lid product line, antistatic EPS for electronics packaging and EPS for lost foam casting to create manufacturing casts for metal components.

•	Experienced Management Team. Our management team is highly experienced, with our senior sales, manufacturing, administration and engineering executives having an average of more than 20 years of experience in the foodservice or EPS packaging industries.

Business Strategy

Our business strategy is to increase revenues, profitability and cash flow and to further enhance our market position by emphasizing the following initiatives:

•	Expand into New Product Lines. We believe that significant near-term growth opportunities exist within our nationally recognized customer base in connection with the recent introduction of our new cold drink cup product line, due to its cost and quality advantages compared to paper and other cold cup products. In addition, we will selectively expand into other product lines where we can leverage our longstanding relationships with these customers, our strategically located manufacturing facilities and our expertise in producing high quality, low-cost molded products.

•	Continue to Expand Our Existing Foam Foodservice Packaging Business. We are expanding our foam foodservice packaging business and pursuing growth opportunities, including the development of new foam products. In addition, we believe that we have a significant opportunity to increase our share of the disposable cup and container market by continuing to position foam products, with their superior thermal and molding properties and lower production costs, as an alternative to comparable paper and other substitute products.

•	Apply Leading Edge Technology to Improve Quality and Productivity and Reduce Costs. We have incorporated key technological advances into the manufacturing processes for both foam products and polypropylene products. With respect to foam cups and containers, our manufacturing process advances have allowed us to significantly reduce scrap rates and labor and energy consumption, as well as to increase throughput. We have worked collaboratively with the manufacturer of the equipment we use to produce our polypropylene cold drink cups to permit the manufacturer to modify its equipment based on our proprietary designs. Our new polypropylene cold drink cup provides a significant cost advantage because polypropylene typically costs less than polystyrene and enhances the durability, appearance and feel characteristics of the cold drink cup as compared to polystyrene. In addition, we plan to continue to reduce manufacturing costs by developing new equipment and processes that enhance productivity and improve manufacturing quality.

•	Reduce Debt. We intend to use a significant portion of our anticipated future cash flows to reduce outstanding debt. We expect to enhance our revenues through new products such as our recently developed thermoformed polypropylene product line, as well as to continue our cost reduction initiatives. From time to time we also evaluate and may pursue various capital raising transactions, including the sale of debt or equity securities, and the divestiture of non-core assets. We believe that these efforts will increase our free cash flow and allow us to reduce our debt, thereby increasing our earnings and enhancing our liquidity.

Products

Packaging. Radnor manufactures a broad range of disposable foodservice products, including cups, bowls, plates, containers, lids, cutlery, barware and stemware from EPS, polypropylene and polystyrene.

The use of foam provides an insulating feature to our products, allowing them to be used for both hot and cold beverages and food products while enhancing comfort for the end user. Foam cups are manufactured in varying sizes (4 to 64 ounces) for both hot and cold beverages and are sold under numerous brand names, including the WinCup, COMpac, Profit Pals, STYROcup, Big Cool and Simplicity brand names. Foam bowls and other containers are made in varying sizes (3.5 to 32 ounces) for both hot and cold food products and are sold under the STYROcontainers brand name. Our thermoformed leak-resistant plastic lids feature a “stacking ring” that minimizes the shifting of a second cup when placed on top of the first cup. Other enhanced lid features include vents, tear-away tabs and straw slots, depending on the intended use. Cups, bowls, containers and lids are designed so that the same lid can be interchanged with many different cup, bowl or container sizes, which simplifies inventory and display area requirements. For example, our 10 cup-2 lid product line allows two different lids to fit with ten different size cups.

Our cups, bowls and containers are available with custom offset or embossed printing. We also manufacture a broad range of custom-designed foam containers for many of our large national accounts. A significant component of this business is the manufacturing of containers for customers, which use the containers for dried noodle products sold through retail grocery and supermarket chains. We also supply our products in private label packaging for certain of our customers.

Our thermoformed and injection molded polypropylene and polystyrene product lines include more than 450 cups and containers, ranging in size from 3.5 oz. to 42 oz. with matching lids. To simplify display and inventory requirements, we design our cold drink cups so that the same lid can be interchanged with many cup sizes. The use of polypropylene as a raw material provides drink cups with enhanced appearance qualities, including a rolled lip that is less abrasive to the user and a sturdy, yet flexible and comfortable, feel. We mold our thermoformed cold drink cups to meet our customers’ specific needs and to permit the largest sizes to fit into a car’s cup holder. Polypropylene also allows us to improve printing quality for our customers, permitting photography-quality printing that is superior to the print capabilities for other substitute products. We also manufacture thermoformed polypropylene portion cups used for salad dressing, condiments and similar applications, as well as rigid plastic cutlery products.

We continuously work to develop new products that fit with our customer’s specific needs. One of our early customer-driven developments was the “flare” cup design that replaced the heavier rim typically built into the top of a foam cup with a smooth, flared edge that improves the stability of the cup’s construction. The flare cup was well-received by customers because it combined the favorable appearance of paper with the insulating qualities of foam. More recently, our car carrier cups have addressed the end user’s desire for a cup that can contain larger volumes of liquid while fitting into an automobile’s cup holder.

Specialty Chemicals. In North America, we manufacture EPS for our internal consumption, in addition to selling directly to third-party manufacturers of foodservice, insulation and protective packaging products. EPS is categorized by size, with the smallest size, or cup-grade, used to manufacture foam cups and containers. Larger sizes are sold to manufacturers of insulation and protective packaging products and include EPS modified for fire retardancy.

We manufacture a broad range of EPS formulations in Europe for conversion into a variety of standard and specialized insulation and packaging products. This EPS is made primarily for the insulation and protective packaging industries and includes a range of bead sizes and densities for conversion by customers into light and heavy insulation boards as well as various shape products, such as insulated fish packaging boxes. We work closely with our European customers to incorporate special product features into our EPS, such as fire retardancy, specialty coatings, higher thermal insulation qualities and antistatic properties.

Sales, Marketing and Customers

Packaging. Radnor sells its broad range of disposable products in the foodservice industry through a 38-person sales organization and through an extensive network of 69 independent sales representatives. Sales and marketing efforts are directed by our Senior Vice President of Sales and Marketing and are supported by 11 senior sales managers averaging approximately 20 years’ experience in the foodservice industry. We believe our experienced sales team and long-term representative relationships enhance our ability to provide high levels of customer service and specialized marketing programs, including custom-designed products. Major end users of these products include fast-food restaurants, full-service restaurants, hospitals, nursing homes, educational institutions, airlines, business offices, movie theaters and other leisure time concessionaires, such as sports stadiums.

We sell disposable products in the foodservice industry to approximately 1,500 national, institutional and retail accounts throughout the United States, in Mexico and in other countries. This customer base, which includes many of the foodservice industry’s largest companies, can be divided into three major categories:

National Accounts. National accounts are customers that utilize our disposable foodservice products in the sale of their own products and consist primarily of large fast-food restaurant chains and convenience stores. During fiscal 2003, sales to these customers accounted for approximately 11.9% of our net sales, and included Church’s Chicken, Denny’s, Dunkin’ Donuts, Fast Food Merchandisers (the distribution arm for Hardee’s), Marriott International, Perseco (the distribution arm for McDonald’s) and Popeyes.

Institutional Accounts. Institutional accounts are customers that purchase our disposable foodservice products with a view toward reselling such products in bulk to institutional end users, such as hospitals, nursing homes, educational institutions, airlines, movie theaters and similar leisure time concessionaires, such as sports stadiums. These customers, representing approximately 40.5% of our net sales in fiscal 2003, are primarily large foodservice distributors. Companies such as Bunzl, Food Services of America, Sysco and U.S. Foodservice have all been customers for more than ten years. This group also includes MBM/Proficient Food, Performance Food Groups, PYA/Monarch and UniPro Foodservice and key buying organizations such as Affiliated Paper Companies and ComSource Independent Foodservices.

Retail Accounts. Retail accounts are customers that purchase our disposable foodservice products for resale to actual consumers of the products and consist primarily of supermarket chains and discount stores. In fiscal 2003, retail customers accounted for approximately 8.8% of our net sales and also included seven of the twelve largest supermarket chains in the United States. Representative customers include A&P, Albertson’s, BJ’s Wholesale Club, Costco, Kroger, Safeway, SAM’S CLUB and Wal-Mart.

Approximately 10.0% of our packaging product sales are made pursuant to arrangements under which product prices are automatically adjusted based on changes in prices of styrene monomer and other raw materials. Substantially all of our other packaging product sales are made pursuant to contracts or other arrangements under which we have the right to change product prices on 30 to 60 days’ prior written notice.

Specialty Chemicals. In North America, we sell EPS through a dedicated sales force averaging 20 years experience and two broker organizations to manufacturers of foam protective packaging and insulation products. In Europe, we market through our Europe-wide sales office network. In support of these sales and marketing efforts, we employ people who are knowledgeable about chemical engineering and manufacturing processes in order to provide technical assistance to our customers.

In Europe, we sell EPS to 200 primarily mid-sized companies throughout Europe. We have actively pursued these customers because they provide potential for higher margins and because of their increased reliance on our technical support, which results in a greater ability to foster long-term customer relationships. We sell approximately 25% of our European EPS production to our former European insulation business pursuant to a long-term supply agreement.

Customer Concentration. No customer represented more than 6.5% of our net sales for fiscal 2003, although the five largest accounts represented approximately 25.6% of such sales. Because we are focusing our marketing efforts for our new thermoformed polypropylene products on our key customers, we anticipate that this customer concentration may increase in the future.

Manufacturing

We operate 15 plants in North America and three plants in Europe. Our eleven U.S. and European foam plants generally operate 24 hours a day, seven days a week and 355 days a year. Our plastic cup and cutlery products are manufactured through an injection molding or thermoforming process that uses polystyrene and polypropylene as its principal raw materials in our state-of-the-art manufacturing facility in North Carolina. This plant generally operates 24 hours a day, seven days a week and 355 days a year. We also operate six plants located in the United States, Canada and Europe that manufacture EPS from styrene monomer. These plants generally operate 24 hours a day, seven days a week and 355 days a year.

Manufacturing Process

The manufacture of EPS, the primary raw material in the manufacture of foam products, has two steps: polymerization and impregnation. In the polymerization phase, styrene monomer, which is a commodity petrochemical derived primarily from benzene and ethylene, is suspended in water and then treated with chemicals and catalysts to produce polystyrene crystal in various sizes, each of which has different end-use applications, including general purpose polystyrene. To produce EPS, the crystal is impregnated with a high-purity pentane gas.

We manufacture our foam cups and containers utilizing a custom molding process. First, the cup-grade EPS is blended with a lubricating agent and then pre-expanded so that the EPS is of the appropriate density. This pre-expanded EPS is then fed through special screeners to remove undersized and oversized beads. The pre-expanded EPS is then injected into machine molds and fused by injecting steam into the mold cavity. After the EPS is fused, the mold shells are cooled, the mold halves are opened and the finished cups are ejected. The finished products are vacuum tested, counted and packaged.

We manufacture polypropylene cups and containers using a complete line process. In this process, polypropylene pellets and desired colorants are mixed, heated and extruded into a continuous sheet, which is then fed into a thermoformer and molded into the size and shape of the preferred product design. After the cups are cooled, they are trimmed from the sheet while still in the mold and are subsequently transferred to a forming station where the rims are rolled over in a coining process to provide attractive and highly functional lips for the finished products. The finished cups are automatically transferred for packaging into finished cases or to printing and then packaged into finished cases.

We manufacture both polypropylene and polystyrene cutlery and cups using an injection molding process in which resins and colorant are mixed and heated through an extrusion process. The liquid resin is then injected into the cavities of the mold to form the shape of the product. The material is cooled inside the mold through the use of chilled water. Both halves of the mold are then separated and the parts ejected where they are transported to either an automatic or manual packing station, depending on the type of finished product.

Our lid products are produced from high-impact polystyrene, or HIPS, which is subjected to heat and pressure, after which the product is extruded through a thin die. The lids are then trimmed for finished goods packing, while the scrap is ground and reintroduced into the original material blend.

Quality Control

Our manufacturing quality control program for foam foodservice products involves automated testing of all products for leaks. In addition, random testing is performed at least hourly at each facility for various attributes: seepage, weight, appearance, strength and, where applicable, print. We centrally collect the resulting data, subject it to statistical analysis and review the results. In addition, each machine operator and packer performs various quality checks during the production process. We also obtain random samples of finished foam packaging products from our various manufacturing facilities and perform an analysis similar to that described above at our Phoenix laboratory.

Our manufacturing quality control program for thermoformed plastic products enables us to meet our customers’ requirements through a documented Quality Management System. We monitor and measure the attributes that are critical to quality. We then statistically analyze the data to ensure that the processes are consistent in conforming to the customers’ desires.

In addition to our own programs, certain of our larger customers have established their own product standards and perform periodic manufacturing audits at our facilities, either through their own personnel or through an independent testing group such as ASI Food Safety Consultants. We also submit products to third-party laboratories for microbiologic and physical tests to assure that we conform to or exceed industry product safety standards.

We utilize our quality, service, manufacturing and customer partners to enact and follow through on initiatives consistent with total quality management and good manufacturing practices. Through these programs, we work with our customers to ensure product quality and to create new products that reflect the present and future needs of our customers.

Our North American EPS quality control laboratory includes infrared spectrograph and atomic absorption units. Our laboratory chemists are capable of performing complex chemical and atomic analysis of styrene monomer, polystyrene crystal, expandable polystyrene and all other material components of EPS production. This gives us the ability to customize EPS formulas to meet any special customer requirements. The EPS quality control program includes testing every production batch of EPS to ensure it meets specific customer requirements. Each batch is tested for particle sizes, pentane gas volume and, if the EPS is to be used for insulation, their fire retardation capability.

In Europe, our sophisticated quality control laboratory is complemented by a fully equipped analytical laboratory containing three fully instrumented, automatically controlled pilot reactors, a fully equipped reactor bay, including a reactor and equipment for screening and coating, as well as two complete lines for converting EPS into insulation boards and shape-molded products. Testing equipment for analytical and quality audit work includes electronic balancers, equipment for testing burning behavior, gas chromatographs, sweep electron microscopes, colorimeters, flexural/compressive strength testers, an izod impact tester and lambda value testers. We regularly test our EPS for a range of key attributes that vary by specific product. Our European facilities are either ISO 9001 or ISO 9002 certified and both are also ISO 14001 certified.

Engineering

As of September 30, 2004, we employed 76 full-time technical personnel and 29 full-time engineers and engineering managers, based in the Phoenix, Corte Madera, Fort Worth, Mooresville and Canadian facilities. The engineering staff uses computer-aided design and computer-aided manufacturing systems to design advanced, three-dimensional models of products and molds. Once an electronic image of the machine and mold part design is generated, the part can be custom manufactured. We have the capacity to construct all of the proprietary equipment, machines and molds used in the production, testing and packaging of our foam products. At least initially, we will not be constructing any of the proprietary equipment, machines and molds used in the production, testing and packaging of our polypropylene products. We have also developed and are installing in our manufacturing facilities automated materials handling equipment that includes in-line printing, automatic case packaging equipment and more advanced molding machines.

We continually examine how to improve our manufacturing process efficiencies. Sophisticated infra-red imaging systems, providing real-time video displays, are used to evaluate the thermal efficiency of molds and machines under development. We also can create special prototype mold forms for new lid designs and single-cavity cup and container molds, both of which enhance our ability to evaluate customer design requests rapidly.

The managing director of our European EPS operations is an engineer, as are each of the managers and supervisors of the production facilities located in Europe. In Europe, we also employ two full-time engineers who are responsible for process and production engineering and interact regularly with research and development personnel based in the analytical laboratory as well as senior technical support staff responsible for assisting the sales team.

Raw Materials

Our foam products are manufactured from EPS, which is produced from styrene monomer. High-purity pentane is also used as an expanding agent in the production of EPS. The raw materials we use for the manufacture of thermoformed lids are primarily plastic resins such as polystyrene. Our plastic cups and cutlery are thermoformed and injection molded from polypropylene and polystyrene resins.

Styrene monomer is a commodity petrochemical that is readily available throughout the world in bulk quantities from numerous large, vertically integrated chemical companies. Styrene monomer prices have fluctuated significantly as a result of changes in petrochemical prices and the capacity, supply and demand for styrene monomer. For example, the contract price for styrene monomer increased from $0.25 per pound in 2001 to a high of $0.37 per pound in 2002. The contract price for styrene monomer increased to $0.46 per pound in March 2003, decreased to $0.40 per pound in November 2003 and increased to $0.70 per pound in September 2004. Although future styrene monomer prices cannot be predicted with accuracy, prices are forecasted by independent industry surveys and producer reports to decrease slightly to $0.68 per pound by the end of 2004. While the Company has been able to pass on the majority of past price increases to customers, the Company may not be able to increase prices if styrene monomer costs rise in the future.

We have historically purchased a majority of our styrene monomer requirements under a variety of long-term supply contracts. These contracts provide a supply of styrene monomer under several different pricing mechanisms and with volume discounts. The various pricing mechanisms include those tied to raw material prices, spot market indices, contract indices and varying mixtures of the three. Under our styrene monomer supply contracts, which expire through 2009, we currently acquire approximately 75% of our current styrene monomer needs.

High-purity pentane, which is used as the expanding agent in the production of EPS, is available from a limited number of suppliers. Should high-purity pentane become unavailable, however, high-purity butane may be substituted as the expanding agent.

The raw materials used in the manufacture of our polystyrene plastic cups and cutlery and for the manufacture of thermoformed lids are primarily plastic resins such as polystyrene, which are available from a number of sources. Our polystyrene resin supplies are purchased under various agreements that contain minimum and maximum purchase requirements. The price we pay for polystyrene resin is determined at the time of purchase and can be supported by our styrene monomer purchases. The prices of polystyrene resins fluctuated in a fashion similar to the fluctuations affecting styrene monomer as described above. Polystyrene is largely a derivative of styrene monomer and prices react the same way over time. Prices also can change based on the operating rates of the polystyrene manufacturing facilities. Published contract polystyrene pricing is currently $0.88 per pound. The forecasted price of polystyrene is expected to range between $0.62 and $0.92 during 2004, with pricing at $0.91 per pound at year-end.

The primary raw materials used to manufacture our thermoformed plastic products are polypropylene resins that are made from propylene. We do not currently have long-term supply agreements for polypropylene and may not be able to enter into such agreements on favorable terms or at all. If we are unable to enter into long-term supply agreements, we will be more impacted by the changing market conditions for polypropylene. Polypropylene resin pricing follows the raw material price of propylene and is influenced by the operating rates of the respective polypropylene manufacturing locations. The published homopolymer polypropylene contract price was $0.56 per pound for September 2004 and is forecasted by independent industry surveys and producer reports to increase to $0.62 per pound by the end of 2004. Polypropylene has had the tendency to fluctuate significantly over time.

For example, the contract price for polypropylene ranged from $0.28 to $0.56 from the beginning of 2000 through September 2004. We anticipate entering into long-term contracts to provide consistent supply of polypropylene resins. We expect the pricing mechanisms in those contracts to be market driven and to change monthly. We also anticipate that we will obtain rebates based on volume incentives with the respective suppliers.

If pricing of either polystyrene or polypropylene resins would put us in an uncompetitive position, we can switch to the other resin to make our products competitively.

Proprietary Technology and Trademarks

We have developed a broad array of proprietary technology that is utilized in various stages of our manufacturing operations. We rely primarily upon confidentiality agreements and restricted plant access to protect our proprietary technology. We own several patents relating to our cup design and our EPS manufacturing processes. However, we do not consider these patents material to our operations.

As of September 30, 2004, we held 48 trademarks registered in the United States, several of which are also registered in other countries. We also hold a number of unregistered trademarks. We do not consider any of these trademarks material to our operations.

Competition

We compete in the highly competitive foodservice industry. The foam segment of the disposable cup and container market is highly concentrated and, within this segment, we compete principally with Dart Container, which has significantly greater financial resources than we have and controls the largest share of this market segment. We do not believe that companies operating in related markets are likely to enter the foam segment due to the significant investment that would be required.

We believe that competition within the foam segment of the market is based primarily on customer service, product quality and the price at which products are offered. We believe that our market position is attributable to our high level of customer service and product quality, strategically located manufacturing facilities, proprietary technology and experienced management team.

The plastic segment of the disposable cup and container market is significantly fragmented. Major producers of thermoformed plastic cups and containers include Pactiv, Solo Cup, Alcoa Packaging and Dart Container. However, the Company believes that only one other competitor, Berry Plastics, manufactures deep-draw thermoformed polypropylene cold cups. It is possible that other competitors may enter the plastic segment of the disposable cup and container market despite the significant investment, especially in equipment and technology, that would be required. In addition, as thermoformed polypropylene cold cups gain market acceptance, we would anticipate that producers of polystyrene plastic cups may enter this market.

We believe that competition within the plastic segment of the disposable cup and container market is based primarily on customer service, product quality and appearance and the price at which products are offered. We believe that the manufacturing capability we are developing, together with our experience customizing products, superior customer service, national distribution capabilities, demonstrated ability to successfully integrate acquisitions and ability to leverage our long-term customer relationships and our other competitive strengths, will position us to capture a meaningful portion of the plastic cold drink cup market.

We also compete with the paper segment, which is significantly more fragmented than the foam segment. We believe that competition between foam, plastic and paper is based on product appearance, quality and price.

In North America, the EPS industry is highly concentrated. Management believes that each of NOVA Chemicals, Inc., Huntsman Chemical Corp. and BASF Corporation, which are larger than we are and have greater financial resources than we have, controls a significant share of the market for supplying EPS to manufacturers of insulation and protective packaging products. We believe that competition within this industry is primarily based on price, although customer service, support and specialized product development can be significant competitive factors, particularly among the smaller manufacturers of foam insulation and protective packaging products.

The European EPS industry is more fragmented than in North America. Several companies, including BASF Corporation, NOVA Chemicals, Inc. and B.P. Amoco PLC, are larger and have greater financial resources than we have. We believe that competition is based primarily on price, although technical support, specialized product development and consistent quality beads are important factors to many of our customers.

Environmental Matters

Our facilities are used for manufacturing or warehousing of foam container, thermoformed or injection molded products, as well as the EPS from which foam products are manufactured. Many of these facilities are subject to federal, state, foreign and local laws and regulations relating to, among other things, emissions to air such as pentane, styrene and particulate matter, discharges to water, and the generation, handling, storage, transportation and disposal of hazardous and non-hazardous materials and wastes.

In 1996, in connection with their acquisition, the soil and shallow groundwater at our domestic EPS facilities were found to contain elevated levels of various contaminants. However, based on the results of soil and groundwater testing, material remediation efforts with respect to these conditions have not been, and we believe will not be, required. We own and operate, or owned or operated, underground storage tanks, also referred to as USTs, at several of our facilities for the storage of liquid pentane and heavy fuel oil. Leak detection or containment systems are in place at each facility with USTs that we currently own or operate. USTs are generally subject to federal, state, local and foreign laws and regulations that require testing and upgrading of USTs and remediation of polluted soils and groundwater resulting from leaking USTs. In addition, if any leakage from our USTs were to migrate onto the property of others, we could be subject to civil liability to third parties for remediation costs or other damages.

Some of our facilities have been alleged or are known to have failed to comply with various reporting or permitting obligations under applicable environmental laws and regulations. The resolution of these allegations and failures has not had a material adverse effect on our financial condition or results of operations, nor do we believe that any future costs of achieving and maintaining compliance with these laws and regulations will have that effect. There have been no instances of noncompliance with these laws and regulations that have had a material adverse effect on our financial condition or results of operations. We believe the likelihood of any such instances as having occurred is remote. However, if any such instances of noncompliance are confirmed, we could incur significant fines, penalties or capital and operating costs. We cannot currently estimate the possible scope of these fines, penalties and costs as we are not aware of any such instances. There can be no assurance that recently promulgated or future environmental laws or regulations, including regulations affecting the volume of and permitting for air emissions in the United States, Canada and in Europe, or changes in interpretation of environmental laws and regulations or of reporting or permitting obligations, will not require us to incur substantial expenditures or significantly modify our operations.

Certain of our current and former facilities are located in industrial areas and have been in operation for many years. As a consequence, it is reasonably possible that historical or neighboring activities have affected properties currently or formerly owned or operated by us and that, as a result, additional environmental issues may arise in the future. Because we cannot predict the precise nature of these issues, we cannot estimate the possible range of costs we could incur to address them.

Facilities

We lease approximately 8,000 square feet in Radnor, Pennsylvania, a suburb of Philadelphia, for our executive offices. We have entered into a lease for approximately 25,000 square feet in Radnor, Pennsylvania and expect to relocate our executive offices to that space in December 2004. We believe that our present and planned facilities are adequate for our current operations and that we will be able to lease or otherwise acquire any additional facilities as may be required for our future operations.

We also own or lease manufacturing, warehouse, office, machine assembly and utilities facilities at the locations shown in the following table:

Packaging

Location	Use	Approximate Floor Space Sq. Ft.
Corte Madera, California	Manufacturing, warehouse, machine assembly and office (leased)	79,000
Richmond, California	Warehouse (leased)	103,000
Higginsville, Missouri	Manufacturing and warehouse	103,000
Jacksonville, Florida	Manufacturing and warehouse (leased)	128,000
Edison, New Jersey	Warehouse (leased)	95,000

Location	Use	Approximate Floor Space Sq. Ft.
Metuchen, New Jersey	Manufacturing	84,000
Mount Sterling, Ohio	Manufacturing and warehouse	56,000
Shreveport, Louisiana	Manufacturing and warehouse	73,000
Stone Mountain, Georgia	Manufacturing and warehouse (partially leased)	366,000
Phoenix, Arizona	Machine assembly (leased)	12,000
Tolleson, Arizona	Manufacturing, warehouse and office	170,000
West Chicago, Illinois	Manufacturing, warehouse and office (partially leased)	350,000
El Campo, Texas	Manufacturing and warehouse	91,000
Mooresville, North Carolina	Manufacturing, warehouse and office (leased)	428,000
Lodz, Poland	Manufacturing and warehouse (leased)	31,000

Specialty Chemicals

Location	Use	Approximate Floor Space Sq. Ft.
Fort Worth, Texas	Manufacturing, warehouse and office (partially leased)	204,000
Saginaw, Texas	Manufacturing, warehouse and office	60,000
Baie D’Urfe, Quebec	Manufacturing, warehouse and office	74,000
Porvoo, Finland	Manufacturing, warehouse, machine assembly, utility and office (partially leased)	112,000
Kokemaki, Finland	Manufacturing, warehouse, utility and office (leased)	52,000

Employees

As of September 30, 2004, we had 1,951 full-time employees. We have never experienced a material labor strike or other labor-related work stoppage. We consider our relations with our employees to be good.

Our U.S. employees are not represented by any union. In Canada, approximately 60% of our employees are represented by a union and are covered by a collective bargaining agreement. In Finland, over 80% of our employees are represented by one of three unions and we are subject to two collective bargaining agreements. The European Union directives regarding employment are applicable to us in Finland; however, the terms of the collective bargaining agreements will control employment relationships to the extent that these agreements address relevant issues in a more detailed manner and include benefits exceeding the minimum standards established by the directives.

We are dependent on the management experience and continued services of our executive officers, including our Chief Executive Officer, Michael T. Kennedy. The loss of the services of these officers could have a material adverse effect on our business. In addition, our continued growth depends on our ability to attract and retain experienced key employees.

Legal Proceedings

We are involved in a number of legal proceedings arising in the ordinary course of business, none of which we believe will have a material adverse effect on our financial condition or results of operations.

MANAGEMENT

Directors and Executive Officers

Our directors and executive officers and their ages as of September 30, 2004 are as follows:

Name	Age	Position
Michael T. Kennedy	50	President, Chief Executive Officer and Chairman of the Board
Michael V. Valenza	45	Senior Vice President—Finance and Chief Financial Officer
Richard C. Hunsinger	56	Senior Vice President—Sales and Marketing
Donald D. Walker	63	Senior Vice President—Operations
R. Radcliffe Hastings	54	Executive Vice President, Treasurer and Director
John P. McKelvey	64	Senior Vice President—Human Resources and Administration
Caroline J. Williamson	37	Vice President and Corporate Counsel
Paul D. Ridder	33	Vice President and Corporate Controller
Paul M. Finigan	49	Director

Michael T. Kennedy has served as President, Chief Executive Officer and as Chairman of the Board of the Company since its formation in November 1991. Between March 1985 and July 1990, Mr. Kennedy served as Chief Financial Officer of Airgas, Inc., a New York Stock Exchange-listed distributor of industrial gases.

Michael V. Valenza has served as Senior Vice President-Finance and Chief Financial Officer of the Company since April 1993. He joined the Company in September 1992 as Director of Finance. From 1984 until joining the Company, Mr. Valenza served in a variety of positions with Arthur Andersen LLP, most recently as a manager in the Enterprise Group.

Richard C. Hunsinger has served as Senior Vice President-Sales and Marketing of the Company since its formation in November 1991. From 1979 through August 1991, Mr. Hunsinger served in various management positions, including Vice President of Sales and Marketing, for Winkler/Flexible Products, Inc., a former division of The Coca Cola Company.

Donald D. Walker has served as Senior Vice President-Operations of the Company since November 1992. Mr. Walker served as Vice President of Manufacturing and as Director of Manufacturing of the Company from February 1992 through November 1992. From 1969 until February 1992, Mr. Walker served in various management positions with Scott Container Products Group, Inc. (WinCup’s predecessor), WMF Corporation and Thompson Industries.

R. Radcliffe Hastings has served as Executive Vice President and Treasurer of the Company since March 2004. Mr. Hastings served as Senior Vice President and Treasurer of the Company from June 1996 until March 2004, and has served as a director since May 1997. From June 1996 to October 2003, Mr. Hastings was also a Senior Vice President of the Company. Previously, Mr. Hastings was with Continental Bank, N.A. and its successor, Bank of America, for 18 years. Mr. Hastings held a variety of management positions in the U.S. banking group and in Bank of America’s securities operation, BA Securities, Inc.

John P. McKelvey has served as Senior Vice President—Human Resources and Administration for the Company since March 2002. From October 1992 through March 2002, Mr. McKelvey was Vice President—Human Resources and Quality Assurance for the Company. From February 1992 until October 1992, Mr. McKelvey was Director of Human Resources for the Company. From 1971 until joining the Company, Mr. McKelvey served in a variety of human resources management positions for Scott Container Products Group, Inc., Texstyrene Corporation, WMF Corporation and Thompson Industries.

Caroline J. Williamson has served as Vice President and Corporate Counsel of the Company since March 1997. From March 1996 to March 1997, Ms. Williamson served as counsel for Aetna U.S. Healthcare. From September 1992 to March 1996, Ms. Williamson was an associate with Duane Morris LLP.

Paul D. Ridder has served as Vice President and Corporate Controller of the Company since December 2002. From January 1998 through December 2002, Mr. Ridder served as Corporate Controller for the Company. From August 1996 through January 1998, Mr. Ridder held various management positions with the Company, including Director of Financial Reporting and Manager of

Financial Reporting. From 1993 until joining the Company, Mr. Ridder served in a variety of positions with Price Waterhouse LLP, most recently as a senior accountant.

Paul M. Finigan has served as a director of the Company since July 2000. Mr. Finigan has served as counsel to the law firm of Day Berry & Howard, LLP since October 2002. From November 1999 to June 2002, Mr. Finigan served as Chief Legal Officer of Lumenos, Inc. Mr. Finigan is also a director of SkinHealth, Inc. where he served as Executive Vice President from March 1999 to November 1999. From November 1988 to September 1997, Mr. Finigan served as Senior Vice President and General Counsel of Value Health, Inc.

Board Committees

Our board of directors has the authority to appoint committees to perform certain management and administrative functions. Currently, the Board has appointed an Audit Committee and a Compensation Committee.

The Audit Committee has the responsibility for the appointment, compensation, retention and oversight of our independent accountants for the purpose of preparing or issuing an audit report or performing other audit, review or attest services. The audit committee also has the responsibility of reviewing the results and scope of audit and other services provided by the independent accountants, evaluating the objectivity and independence of our outside auditors and reviewing and evaluating our audit functions generally. The audit committee also exercises oversight of our internal controls and financial reporting processes, and ethical and legal compliance matters. The Audit Committee is comprised of Mr. Kennedy, Mr. Hastings and Mr. Finigan. The Board of Directors has determined that Mr. Kennedy is an audit committee financial expert. Neither Mr. Kennedy nor Mr. Hastings is “independent” within the meaning of the rules adopted by the New York Stock Exchange and the Nasdaq Stock Market, although we are not currently subject to those rules. Our Board of Directors has determined that the qualifications and experience of Messrs. Kennedy and Hastings provide valuable guidance to the Audit Committee notwithstanding their lack of independence, and that their significant stock ownership enhances the likelihood that they will perform their duties as members of the Audit Committee in a manner that is in the best interest of our stockholders and other constituencies.

The Compensation Committee is responsible for approving, or making recommendations to the Board of Directors with respect to, the compensation arrangements (including bonus payments) for our executive officers, approving or making recommendations with respect to our equity incentive plans and making recommendations with respect to our general compensation plans and programs. The sole member of the Compensation Committee is Mr. Finigan. Mr. Finigan qualifies as independent within the meaning of the rules adopted by the New York Stock Exchange and the Nasdaq Stock Market.

Code of Ethics for Senior Officers

We have adopted a Code of Ethics for our chief executive officer and our other senior financial officers, including our chief financial officer, treasurer and controller. We will provide a copy of the code of ethics to any person upon request without charge. Any such request should include the name and mailing address of the person making the request, which should be directed to:

Radnor Holdings Corporation

Three Radnor Corporate Center

Suite 300

Radnor, PA 19087

Attention: Corporate Controller

Director Compensation

Officers of the Company who serve as directors are not compensated for serving as directors of the Company. The Company’s non-officer director receives an annual retainer of $25,000 for his services as director, plus an annual retainer of $5,000 for his services as a member of each Board committee on which he sits and an annual retainer of $5,000 for his services as the chairperson of each Board committee that he chairs. The Company’s non-officer director serves as chairperson of each of the Audit Committee and the Compensation Committee, and his current aggregate annual retainer is $45,000. The non-officer director may also receive, in the Company’s discretion, $1,250 per meeting for his attendance at meetings of the Board and of its committees. In addition, all directors are reimbursed for their expenses incurred in attending meetings.

Executive Compensation

The following table sets forth certain information concerning the compensation paid to the Company’s chief executive officer and the Company’s five other most highly compensated executive officers (the “Named Executive Officers”) whose total annual salary and bonus exceeded $100,000 for the year ended December 26, 2003:

Summary Compensation Table

Annual Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation(1)		All Other Compensation
Michael T. Kennedy President and Chief Executive Officer	2003 2002 2001	$3,000,000 3,000,000 2,500,000	$2,800,000 2,500,000 500,000	$144,790 152,087 87,112	(2) (2) (2)	$4,760 75,814 76,376	(4) (3) (3)
R. Radcliffe Hastings Executive Vice President and Treasurer	2003 2002 2001	550,000 500,000 300,000	350,000 — 300,000	— — —		4,760 4,760 4,480	(4) (4) (4)
Michael V. Valenza Senior Vice President-Finance and Chief Financial Officer	2003 2002 2001	325,000 300,000 275,000	200,000 — 200,000	— — —		4,760 4,760 4,480	(4) (4) (4)
Caroline J. Williamson Senior Vice President and Corporate Counsel	2003 2002 2001	250,000 225,000 195,000	200,000 — 200,000	— — —		4,760 4,760 4,480	(4) (4) (4)
Richard C. Hunsinger Senior Vice President-Sales and Marketing	2003 2002 2001	325,000 300,000 275,000	— — 200,000	— — —		4,760 4,760 4,480	(4) (4) (4)
Donald D. Walker Senior Vice President- Operations	2003 2002 2001	325,000 300,000 275,000	— — 200,000	— — —		4,760 4,760 4,480	(4) (4) (4)

(1)	In accordance with the rules of the Securities and Exchange Commission, other compensation in the form of perquisites and other personal benefits has been omitted in those instances where the aggregate amount of such perquisites and other personal benefits constituted less than the lesser of $50,000 or 10% of the total of annual salary and bonuses for the officer for such year.

(2)	Represents transportation costs paid by the Company on behalf of Mr. Kennedy.

(3)	Includes $4,760 and $4,480 in 2002 and 2001, respectively, of matching contributions by the Company under its 401(k) Retirement Savings Plan and premiums of $71,054 and $71,896 in 2002 and 2001, respectively, paid by the Company with respect to a supplemental life insurance policy for the benefit of Mr. Kennedy.

(4)	Represents a matching contribution by the Company under its 401(k) Retirement Savings Plan.

The following table sets forth information with respect to options to purchase the Company’s Nonvoting Common Stock held at December 26, 2003 by the Named Executive Officers. No options were granted to or exercised by such persons during the fiscal year ended December 26, 2003.

	Number of Securities Underlying Unexercised Options at December 26, 2003		Value of Unexercised In-the-Money Options at December 26, 2003(1)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Michael T. Kennedy	—	—	—	—
R. Radcliffe Hastings	—	—	—	—
Michael V. Valenza	130	—	$2,483,500	—
Caroline J. Williamson	40	—	$730,600	—
Richard C. Hunsinger	100	—	$2,008,250	—
Donald D. Walker	125	—	$2,555,750	—

(1)	Based on the estimated fair value of $25,250 per share of the underlying securities, as determined by the Company’s Board of Directors.

Employment Agreements

In May 1993, we entered into an employment agreement with Richard C. Hunsinger, which was amended in January 1996, pursuant to which Mr. Hunsinger serves as our Senior Vice President—Sales and Marketing. The agreement was for an initial term of seven years and six months and, absent 180 days prior written notice by either party before the end of any renewal term, renews for twelve months from year to year. Under the agreement as amended, Mr. Hunsinger is entitled to an annual salary of not less than $145,000 beginning in 1996, subject to annual cost of living increases. The agreement contains a covenant not to engage in any business that is competitive with our business in any geographical area in which it does business during the term of the agreement and for a period of two years immediately following the termination of the agreement.

In February 1997, we entered into an employment agreement with Caroline J. Williamson, pursuant to which Ms. Williamson serves as our Corporate Counsel and Secretary. The agreement was for an initial term of three years and, absent 90 days prior written notice by either party before the end of any renewal term, renews for twelve months from year to year. Ms. Williamson is entitled to an annual salary of not less than $125,000, subject to annual review by the Board of Directors.

In April 1996, we entered into an employment agreement with R. Radcliffe Hastings, pursuant to which Mr. Hastings serves as our Executive Vice President and Treasurer. The agreement was for an initial term of three years and, absent 90 days prior written notice by either party before the end of any renewal term, renews for twelve months from year to year. Mr. Hastings is entitled to an annual salary of not less than $125,000, subject to annual review by the Board of Directors. The agreement contains a covenant not to compete in any business that is competitive with our business in the United States during the term of the agreement.

We entered into an employment agreement with Mr. Kennedy that is contingent upon closing of a public offering of our common stock, for which we filed a registration statement in November 2003. The agreement, which will be for an initial three-year term (subject to possible one-year renewals after this three-year period), will provide for an annual base salary of $1,000,000. The employment agreement will also provide for a minimum guaranteed annual bonus for 2004 of 100% of Mr. Kennedy’s annual base salary. For 2004, the maximum annual bonus payable will be capped at 200% of Mr. Kennedy’s annual base salary. All bonuses payable during, or in respect of, the employment term, other than the guaranteed minimum annual bonus for 2004, will be set by our compensation committee based upon reasonable performance criteria established by the committee no later than March 31 of the year to which it relates and after consultation with Mr. Kennedy. Mr. Kennedy will have the right to elect whether to receive any bonus that may become payable in the form of cash or shares of our common stock. As a long-term incentive, Mr. Kennedy will receive an award of 70,000 shares of restricted stock upon the closing of the public offering, assuming a 1,803-for-one stock split. All of these shares will be subject to forfeiture under the circumstances to be described in the award. The risk of forfeiture for such shares generally lapses with respect to one-third of such shares on each of the first three anniversaries of the closing of the public offering. Mr. Kennedy will be eligible to participate in all of the Company’s employee benefits (including retirement, health and fringe benefits) made available generally to other officers and key employees and to such other benefits provided to him in accordance with past practice. Under the expected employment agreement, Mr. Kennedy’s employment may be terminated with or without “cause” by us at any time. In the event that we terminate Mr. Kennedy’s employment other than “for cause” or Mr. Kennedy terminates for “good reason” (as such terms will be defined in the agreement), we will be obligated to provide severance pay equal to two times his then current annual base salary and bonus amount and two years’ health insurance continuation and to unrestrict his restricted stock award to the extent such restrictions had not then already lapsed. The severance benefits increase to three times annual base salary and bonus and the health insurance continuation extends to three years in the event the qualifying termination occurs within two years following a “change of control of the Company” (as will be defined in the agreement). This agreement will also provide that, upon a change of control, (i) Mr. Kennedy will have the right to resign during a 60-day period following the first anniversary of the date of the change of control and receive the severance pay and benefits that would otherwise be provided if his employment were terminated other than “for cause” and (ii) Mr. Kennedy will be entitled to receive a tax “gross- up” payment to fully offset any excise taxes incurred if the after-tax benefit to Mr. Kennedy of the gross-up is at least 10% greater than the after-tax benefit that Mr. Kennedy would receive if he were cut back to the maximum amount that could be paid to him without incurring any such excise taxes. The employment agreement will also provide for customary post-employment restrictive covenants in connection with Mr. Kennedy’s ability to compete and to solicit customers and employees of the Company.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board or compensation committee.

Limitation of Liability; Indemnification

As permitted by the General Corporation Law of the State of Delaware, our Certificate of Incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the General Corporation Law of the State of Delaware, relating to prohibited dividends, distributions and repurchases or redemptions of stock; or

•	for any transaction from which the director derives an improper personal benefit.

However, such limitation of liability would not apply to violations of the federal securities laws, nor does it limit the availability of non-monetary relief in any action or proceeding against a director. Our Certificate of Incorporation also includes provisions for indemnification of our directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware as now or hereafter in effect. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Radnor has made interest-bearing advances to Michael T. Kennedy, our President and Chief Executive Officer, for personal use. As of December 26, 2003, outstanding principal and interest from these advances totaled $4.3 million, which was the highest amount outstanding in fiscal 2003. These advances accrue interest monthly at the 100% short-term semi-annual applicable federal rate for the current month. As of June 25, 2004, the outstanding principal and interest from these advances totaled $4.0 million.

Michael T. Kennedy, our President, Chief Executive Officer and Chairman, is also a director of SkinHealth, Inc. of which Paul M. Finigan, one of our directors, is a director.

Vincent F. Garrity, Jr. is of counsel to Duane Morris LLP, which is our primary legal counsel. Mr. Garrity is also a trustee of eight trusts for the benefit of Mr. Kennedy’s children and a grantor retained annuity trust for the benefit of Mr. Kennedy’s children, other family members and certain charities. These trusts own an aggregate of 2,558 shares of our Class B Nonvoting Common Stock and for which Mr. Garrity, in his capacity as trustee, has sole dispositive power and, to the extent such shares are entitled to vote on any matter, sole voting power.

We provide certain management services to a related company of which Mr. Kennedy is also a director for which we receive a fee. During 2003, we earned management fees of $0.8 million. At December 26, 2003, unpaid management fees totaled $0.4 million.

Mr. Kennedy guaranteed our obligations under the Amended Credit Agreement up to an amount not exceeding $5.0 million. This guaranty was released upon the paydown of certain amounts outstanding under the Amended Credit Agreement with the proceeds of the offering of the old notes.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information as of September 30, 2004, with respect to each person who is known by the Company to own beneficially 5% or more of each class of voting securities of the Company.

Name of Individual or Identity of Group	Title of Class of Capital Stock	Number of Shares Beneficially Owned	Percent of Class

Michael T. Kennedy Three Radnor Corporate Center Suite 300 Radnor, PA 19087	Voting Common Stock	480	80.0%

John P. McNiff Three Radnor Corporate Center Suite 300 Radnor, PA 19087	Voting Common Stock	60	10.0%

R. Radcliffe Hastings Three Radnor Corporate Center Suite 300 Radnor, PA 19087	Voting Common Stock	60	10.0%

The following table sets forth certain information as of December 26, 2003, with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans(1)
Equity Compensation plans approved by security holders	711	$5,523	—
Equity Compensation plans not approved by security holders	—	—	—

Total	711	$5,523	—

(1)	Excludes the number of securities to be issued upon exercise of outstanding options, warrants and rights.

The following table sets forth certain information as of September 30, 2004, with respect to beneficial ownership of each class of equity securities of the Company by (a) the directors of the Company, (b) the Named Executive Officers and (c) the directors and all executive officers of the Company as a group.

Name of Individual or Identity of Group	Title of Class of Capital Stock	Number of Shares Beneficially Owned(1)		Percent of Class(2)

Michael T. Kennedy	Voting Common Stock	480		80.0%
	Class B Nonvoting Common Stock	2,212	(3)	41.0%
	Nonvoting Common Stock	—		—

R. Radcliffe Hastings	Voting Common Stock	60		10.0%
	Class B Nonvoting Common Stock	540	(4)	10.0%
	Nonvoting Common Stock	—		—

Michael V. Valenza	Voting Common Stock	—		—
	Class B Nonvoting Common Stock	—		—
	Nonvoting Common Stock	150		40.0%

Caroline J. Williamson	Voting Common Stock	—		—
	Class B Nonvoting Common Stock	—		—
	Nonvoting Common Stock	40		14.0%

Richard C. Hunsinger	Voting Common Stock	—		—
	Class B Nonvoting Common Stock	—		—
	Nonvoting Common Stock	150		43.5%

Donald D. Walker	Voting Common Stock	—		—
	Class B Nonvoting Common Stock	—		—
	Nonvoting Common Stock	182		49.2%

Paul M. Finigan	Voting Common Stock	—		—
	Class B Nonvoting Common Stock	—		—
	Nonvoting Common Stock	—		—

Directors and all executive officers as a group (9 persons)	Voting Common Stock	540		90.0%
	Class B Nonvoting Common Stock	2,752	(3)(4)	51.0%
	Nonvoting Common Stock	625		87.4%

(1)	Includes shares of Nonvoting Common Stock that certain individuals have the right to acquire, on or before September 29, 2004, upon the exercise of stock options granted pursuant to the Company’s Equity Incentive Plan, as follows: Michael V. Valenza-130; Caroline J. Williamson-40; Richard C. Hunsinger-100; Donald D. Walker-125; and the directors and all executive officers as a group-470.

(2)	Based upon 600, 5,400 and 245 outstanding shares of Voting Common Stock, Class B Nonvoting Common Stock and Nonvoting Common Stock, respectively, as well as the shares the respective individual has the right to acquire on or before November 29, 2004.

(3)	Includes 450 shares held in a grantor retained annuity trust created by Mr. Kennedy. Mr. Kennedy retains the right to acquire the balance of these shares for value from the trust under certain circumstances specified in the instrument governing the trust. Excludes 2,108 shares owned by eight trusts for the benefit of Mr. Kennedy’s children.

(4)	Includes 300 shares held in a grantor retained annuity trust created by Mr. Hastings. Mr. Hastings retains the right to acquire the balance of these shares for value from the trust under certain circumstances specified in the instrument governing the trust.

DESCRIPTION OF OTHER INDEBTEDNESS

2010 Notes

On March 11, 2003, we completed an offering of $135.0 million in aggregate principal amount of our 11% senior notes due 2010. Proceeds from the original issuance of the 2010 notes and from a $45.0 million term loan, which is described below under “—The Amended Domestic Credit Facility,” were $180.0 million and were used to repay 100% of the principal amount outstanding under our then-outstanding senior notes ($159.5 million), plus advances then outstanding under our revolving credit facility ($12.1 million) and accrued interest, fees and expenses ($8.4 million).

We also entered into a registration rights agreement in connection with the issuance of the 2010 notes. Pursuant to this agreement, we filed a registration statement for exchange notes having substantially identical terms as the senior notes, which was declared effective on October 6, 2003. We consummated the related exchange offer on November 6, 2003.

Set forth below is a description of the principal terms of the 2010 notes. Certain of the terms and conditions described below are subject to important limitations and exceptions.

Principal, Maturity and Interest

We currently have issued and outstanding $135.0 million principal amount of our 2010 notes, which is the maximum principal amount permitted by the prior indenture. The 2010 notes mature on March 15, 2010. Interest on the 2010 notes accrues at the rate of 11% per annum (calculated using a 360-day year) and is payable semi-annually on March 15 and September 15 of each year.

Ranking

The indebtedness evidenced by the 2010 notes is an unsecured obligation, which ranks equally in right of payment with all our existing and future unsecured senior indebtedness. The 2010 notes are effectively subordinated to our existing and future secured indebtedness, including indebtedness under the notes and the credit agreements described below.

Guarantees

All of our domestic restricted subsidiaries, which include all of our existing and future domestic operating subsidiaries, have jointly and severally, fully and unconditionally, guaranteed the due and punctual payment of principal of and premium, if any, and interest on the 2010 notes. These guarantees are unsecured senior obligations of each guarantor and rank equally in right of payment with all other existing and future unsecured senior indebtedness of each guarantor. The guarantees are effectively subordinated in right of payment to existing and future secured indebtedness of the guarantors.

Optional Redemption

The 2010 notes are not redeemable before March 15, 2007. Thereafter, we may redeem the 2010 notes at our option, in whole or in part, upon not less than 30 nor more than 60 days’ notice, at the following redemption prices (expressed in percentages of principal amount), plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the 12-month period commencing March 15 of the years set forth below:

Year	Percentage
2007	105.50%
2008	102.75%
2009 and thereafter	100.00%

Optional Redemption Upon Public Equity Offerings

At any time (which may be more than once) before March 15, 2006, we may, at our option, use the net cash proceeds of one or more public equity offerings to redeem up to $47.25 million aggregate principal amount of the 2010 notes issued under the prior indenture at a redemption price of 111% of the face amount of the notes plus accrued and unpaid interest thereon, if any, to the date of redemption; provided that at least $87.75 million aggregate principal amount of 2010 notes issued under the prior indenture remains outstanding immediately after any such redemption.

Covenants

The prior indenture restricts, among other things, our ability to incur additional debt, enter into sale and leaseback transactions, pay dividends or distributions on or repurchase our capital stock, issue stock of subsidiaries, make certain investments, create liens on our assets to secure debt, enter into transactions with affiliates, merge or consolidate with another company or transfer substantially all of our assets or transfer or sell assets that are set forth in the prior indenture. There are a number of important limitations and exceptions to these covenants.

Change of Control Offer

If a change of control of us occurs, we must give holders of the unsecured notes the opportunity to sell us their 2010 notes at 101% of their face amount, plus accrued and unpaid interest.

Events of Default

The prior indenture contains customary events of default, including, but not limited to, (i) defaults in the payment of principal, premium or interest, (ii) defaults in the compliance with covenants contained in the prior indenture, (iii) cross defaults resulting in final principal payment defaults on or acceleration of more than $7.5 million of other indebtedness, (iv) failure to pay more than $7.5 million of judgments that have not been stayed by appeal or otherwise or (v) our bankruptcy.

The Amended Domestic Credit Facility

In March 2003, we entered into an amended domestic credit facility with PNC Bank National Association, as agent for the lenders, which, as amended to date, we call the “Amended Credit Agreement.” This agreement includes us and each of our principal domestic subsidiaries as borrowers. The Amended Credit Agreement has the terms and provisions that are described in greater detail below. As of June 25, 2004, we had outstanding revolving credit facility borrowings under the Amended Credit Agreement of $36.6 million. The Amended Credit Agreement will mature on March 4, 2008.

The Amended Credit Agreement was amended in September 2004 to increase the aggregate principal amount of the revolving credit facility up to $65.0 million from $55.0 million. Revolving loans under the Amended Credit Agreement are limited, in the aggregate, to the lesser of (i) the $65.0 million commitment amount or (ii) a “borrowing base” amount less, in each case, the principal amount of outstanding letters of credit. The borrowing base may not exceed the sum of: (i) 85% of the borrowers’ eligible domestic accounts receivable, plus (ii) the lesser of $1.0 million and 85% of eligible accounts receivable arising from sales made in Canada plus (iii) the lesser of $30.0 million and 60% of the borrowers’ eligible raw materials and finished goods inventories. In addition, there is a $7.0 million sublimit on letters of credit.

Revolving loans under the Amended Credit Agreement bear interest payable at our option at a rate not greater than either (i) the Commercial Lending Rate of PNC Bank, National Association or (ii) the applicable margin for Eurodollar rate loans plus a rate equal to the Eurodollar rate with respect to the period during which the interest rate is applicable. The applicable margin for Eurodollar rate loans will vary from 2.25% to 3.00%, depending upon our ability to achieve certain performance-based pricing criteria. In addition, the Amended Credit Agreement provides for a fee of 0.375% per annum on the undrawn amount of the credit facility and letter of credit fees of 2.00% and 0.25% of the aggregate face amount of standby letters of credit and documentary letters of credit, respectively.

The proceeds of the old notes were used to repay certain amounts outstanding under the Amended Credit Agreement, including remaining term loans in an amount of $40.5 million and revolving credit borrowings in an amount of $27.6 million.

Effective in September 2003, in November 2003 in connection with the Acquisition, in March 2004, in April 2004 in connection with the offering of the old notes and in September 2004, we amended certain financial covenants in the Amended Credit Agreement to permit additional flexibility in operating our business and address compliance issues. These amendments caused changes to the following financial covenants: (i) the minimum fixed charge ratio; (ii) the maximum ratio of funded indebtedness to earnings before interest, taxes, depreciation and amortization; (iii) the limitation of capital expenditures and (iv) the limitation of operating lease arrangements. As amended, the Amended Credit Agreement contains the following financial covenants:

•	a minimum fixed charge coverage ratio tested for the most recent four fiscal quarters, which was 1.00 to 1.00 for the quarter ended September 30, 2004 and the quarter ending December 31, 2004 and increases thereafter until reaching 1.15 to 1.00 for quarters ending September 30, 2005 and thereafter;

•	a maximum ratio of funded indebtedness to earnings before interest, taxes, depreciation and amortization tested for the most recent four fiscal quarters, which was 7.90 to 1.00 for the quarter ended September 30, 2004 and declines thereafter until reaching 3.75 to 1.00 for quarters ending March 31, 2007 and thereafter;

•	a minimum ratio of borrowers’ consolidated tangible assets to consolidated tangible assets of our domestic subsidiaries of 85%;

•	a minimum ratio of the borrowers’ consolidated earnings before interest, taxes, depreciation and amortization to consolidated earnings before interest, taxes, depreciation and amortization of our domestic subsidiaries of 85%;

•	limitation of capital expenditures to $25.0 million per year; and

•	limitation of operating lease arrangements to $11.0 million per year.

The Amended Credit Agreement contains other customary affirmative and negative covenants including, but not limited to, limitations upon our ability to:

•	merge, consolidate or dispose of assets;

•	incur liens, indebtedness or certain contingent obligations;

•	make loans and investments, including loans to and investments in foreign subsidiaries;

•	engage in certain transactions with affiliates;

•	repurchase or redeem notes, other than with the proceeds from the sale of collateral securing the notes, depending upon our available borrowing capacity and an absence of an event of default under the Amended Credit Agreement;

•	pay dividends and other distributions; and

•	form subsidiaries.

Notwithstanding the foregoing, the Amended Credit Agreement does not limit our ability to make regularly scheduled payments of interest on, or payments at maturity of principal of, the notes.

As a result of the amendments discussed above, we are in compliance with all covenants, including financial covenants, in the Amended Credit Agreement.

Furthermore, pursuant to the amendment to the Amended Credit Agreement executed at the closing of the offering of the old notes, the lenders continue to hold a lien on all of the borrowers’ present and future and wherever located inventory, accounts receivable, general intangibles, patents, trademarks, copyrights, contract rights, documents, investment property, chattel paper and, subject to certain exceptions, deposit accounts and rights to the payment of money. In connection with this amendment, the lenders released liens on assets and property of the borrowers that constitute collateral securing the old notes and will constitute collateral securing the exchange notes.

The Amended Credit Agreement contains events of default customary for facilities of its type including, without limitation:

•	nonpayment of principal, interest, fees or other amounts when due;

•	material breach of any representations or warranties;

•	breach of any affirmative or negative covenants;

•	cross-default and cross-acceleration;

•	change of control;

•	bankruptcy, insolvency or similar events involving us or our subsidiaries;

•	certain adverse events under our ERISA plans or those of our subsidiaries;

•	any of the agreements or liens securing payment of the obligations under the Amended Credit Agreement ceasing to be enforceable; and

•	entry of a material judgment against us or any of the other borrowers.

The Canadian Credit Agreement

Our Canadian subsidiary has entered into the Agreement Respecting a Term Loan and other Credit Facilities dated February 25, 1994 between StyroChem Canada, Ltd., formerly known as StyroChem International, Ltd., and the Bank of Montreal (which we call the “Canadian Credit Agreement”). The credit facilities under the Canadian Credit Agreement consist of the following: (i) three term loans with an outstanding principal balance at June 25, 2004 of $0.4 million Canadian, (ii) a commercial mortgage with an outstanding principal balance at June 25, 2004 of $0.6 million Canadian and (iii) a revolving credit facility with an outstanding balance at June 25, 2004 of $5.1 million Canadian.

Canadian dollar revolving advances bear interest at a rate equal to the Bank of Montreal’s prime rate. U.S. dollar revolving advances bear interest at the Bank of Montreal’s U.S. base rate. Loans under this revolving credit facility are payable on demand. The term loans bear interest at the Bank of Montreal’s prime rate plus 1.0%. The term loans are payable on demand and otherwise in quarterly or monthly principal installments over a maximum of five or seven years. The mortgage is payable in equal monthly payments over a maximum of twenty-five years and, as of June 25, 2004, had an interest rate of 5.75%.

The Canadian Credit Agreement contains customary affirmative and negative covenants including, but not limited to, a maximum total debt to tangible net worth ratio of 2.5 to 1.0, a minimum ratio of current assets to current liabilities of 1.0 to 1.0, and a minimum debt service coverage ratio of 1.2 to 1.0. As of June 25, 2004, we were in compliance with all covenants, including financial covenants, under the Canadian Credit Agreement.

The Canadian Credit Agreement is secured by a first priority perfected security interest in all of the material assets of StyroChem Canada, Ltd. and is guaranteed by our Radnor Chemical Corporation subsidiary up to a maximum amount of $3.3 million Canadian. The Canadian Credit Agreement contains customary events of default.

The European Credit Agreements

Our Finnish subsidiary, StyroChem Finland Oy, has entered into a term loan, an overdraft facility and a finance facility dated March 9, 2001, March 20, 2002 and December 17, 2002, respectively, with an institutional lender. The term loan had an outstanding principal balance at June 25, 2004 of 1.2 million Euros, bears interest at three-month EURIBOR plus a margin of 1.0% and is payable in equal quarterly principal installments over five years. The overdraft facility is for up to 3.0 million Euros, with no outstanding balance as of June 25, 2004, bears interest at the lender’s overnight rate plus a margin of 1.5% and is payable on demand. The finance facility is for up to 4.0 million Euros, all of which was outstanding as of June 25, 2004 and bears interest at the EURIBOR rate with respect to the period during which such interest rate shall be applicable plus 1.50%.

To secure its obligations under the overdraft facility and the finance facility, StyroChem Finland Oy has pledged certain bearer notes, the payment of which has been secured by a floating charge over StyroChem Finland Oy’s current assets, inventories and accounts. In addition, Radnor guaranteed StyroChem Finland Oy’s obligations under these credit facilities. The European credit agreements contain customary covenants, including without limitation, a required ratio of adjusted equity to adjusted equity and liabilities of StyroChem Finland Oy of at least 30%. The European credit agreements also contain customary events of default. As of June 25, 2004, we were in compliance with all covenants including financial covenants, under the European credit agreements.

Domestic Mortgages and Capital Expenditure Loans

WinCup Holdings, Inc. is obligated on a mortgage loan that was used to refinance the purchase money mortgage of its manufacturing facility in Phoenix, Arizona. The loan is secured by a mortgage on that manufacturing facility, had an unpaid principal balance of $5.8 million at June 25, 2004, bears interest at a fixed rate of 7.04%, is payable in equal monthly installments and matures in June 2013. The obligations of WinCup Holdings, Inc. under this mortgage loan are guaranteed by Radnor. A limited liability company, of which WinCup Holdings, Inc. is the sole member, is obligated on a mortgage loan entered into in connection with a sale/leaseback between WinCup Holdings, Inc. and the limited liability company of the Stone Mountain, Georgia manufacturing facility. The loan is secured by a mortgage on the property in Stone Mountain, Georgia, had an unpaid principal balance of $3.2 million as of June 25, 2004, bears interest at fixed rate of 6.25%, is payable in equal monthly installments and matures on January 1,

2009. The obligations under this mortgage loan are partially guaranteed by Radnor. We refer to the mortgage loans described above as our “Domestic Mortgages.”

WinCup Holdings, Inc., StyroChem U.S., Inc., and WinCup Texas, Ltd. have entered into various capital expenditure loans with various equipment finance companies that bear interest at various fixed rates between 7.78% and 9.86% and are payable in monthly or quarterly principal and interest installments, due between February 2005 and July 2009. Our obligations under these capital expenditure loans are secured by various manufacturing equipment of the borrowers and are guaranteed by Radnor and, in some situations, Radnor Chemical Corporation. We refer to the capital expenditure loans described above as our “Capital Expenditure Loans.”

Acquired Indebtedness

In connection with the Acquisition, Polar Plastics had various operating leases on manufacturing equipment that we acquired. We have converted or are converting these leases to capitalized leases for which interest and principal will be payable in monthly installments over four years. Further, the net working capital we acquired in the Acquisition included $11.5 million of current liabilities.

Indebtedness to Polar Plastics

In connection with the Acquisition, we issued an unsecured promissory note to Polar Plastics in the original principal amount of $10.0 million that bears interest at a rate of 6% per annum. Principal is payable in 20 equal quarterly installments commencing on January 1, 2005. The promissory note will become due on October 1, 2009.

THE EXCHANGE OFFER

Terms of the Exchange Offer; Period for Tendering Old Notes

Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, which together constitute the exchange offer, we will accept old notes for exchange that are properly tendered on or prior to 5:00 p.m., Philadelphia time, on December 8, 2004, which we call the expiration date. If we, in our sole discretion, extend the period of time during which the exchange offer is open, the term expiration date means the latest time and date to which the exchange offer is extended.

As of the date of this prospectus, $70 million aggregate principal amount of the old notes is outstanding. This prospectus, together with the letter of transmittal, is first being sent on or about November 8, 2004, to all holders of old notes known to us. Our obligation to accept old notes for exchange pursuant to the exchange offer is subject to certain customary conditions as set forth under “—Certain Conditions to the Exchange Offer” below.

We expressly reserve the right, at any time or from time to time, to extend the period of time during which the exchange offer is open, and thereby acceptance for exchange of any old notes, by giving oral or written notice of such extension to the holders thereof as described below. During any such extension, all old notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the exchange offer.

Old notes tendered in the exchange offer must be in denominations of principal amount of $1,000 or any integral multiple thereof.

We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes not theretofore accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified below under “—Certain Conditions to the Exchange Offer.” We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the old notes as promptly as practicable, such notice in the case of any extension to be issued by means of a press release or other public announcement no later than 9:00 a.m., Philadelphia time, on the next business day after the previously scheduled expiration date.

Procedures for Tendering Old Notes

Only a registered holder of old notes may tender such old notes in the exchange offer. The tender to us of old notes by a holder thereof as set forth below and the acceptance thereof by us will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal. Except as set forth below, a holder who wishes to tender old notes for exchange pursuant to the exchange offer must transmit a properly completed and duly executed letter of transmittal, including all other documents required by such letter of transmittal, to Wachovia Bank, National Association, who is the exchange agent, at one of the addresses set forth below under “Exchange Agent” on or prior to the expiration date. In addition, either

•	certificates for such old notes must be received by the exchange agent along with the letter of transmittal,

•	a timely confirmation of a book-entry transfer (“a Book-Entry Confirmation”) of such old notes, if such procedure is available, into the exchange agent’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date, or

•	the holder must comply with the guaranteed delivery procedures described below.

THE METHOD OF DELIVERY OF OLD NOTES, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDERS. IF SUCH DELIVERY IS BY MAIL, WE RECOMMEND THAT THE HOLDER USE REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY. NO LETTERS OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO THE COMPANY.

Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder to tender on such beneficial owner’s behalf. If such beneficial owner wishes to tender on such owner’s behalf, such owner must, prior to completing and executing the letter of transmittal and delivering such owner’s old notes, either make appropriate arrangements to register ownership of the old notes in such beneficial owner’s name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Signatures on a letter of transmittal or a notice of withdrawal described below (see “—Withdrawal Rights”), as the case may be, must be guaranteed (see “—Guaranteed Delivery Procedures”) unless the old notes surrendered for exchange pursuant thereto are tendered (i) by a registered holder of the old notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal or (ii) for the account of an Eligible Institution (as defined below). In the event that signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantees must be by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Program or the Stock Exchanges Medallion Program (collectively, “Eligible Institutions”). If old notes are registered in the name of a person other than a signer of the letter of transmittal, the old notes surrendered for exchange must be endorsed by or be accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by the Company in its reasonable judgment, duly executed by the registered holder exactly as the name or names of the registered holder or holders appear on the old notes with the signature thereon guaranteed by an Eligible Institution.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of old notes tendered for exchange will be determined by us in our reasonable judgment, which determination shall be final and binding. We reserve the right, in our reasonable judgment, to reject any and all tenders of any particular old notes not properly tendered or not to accept any particular old note, which acceptance might, in the reasonable judgment of us or our counsel, be unlawful. We also reserve the right, in our reasonable judgment, to waive any defects or irregularities or conditions of the exchange offer as to any particular old notes before the expiration date (including the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer). The interpretation of the terms and conditions of the exchange offer as to any particular old notes before the expiration date (including the letter of transmittal and the instructions thereto) by us shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes for exchange must be cured within such reasonable period of time as we shall determine. None of us, the exchange agent or any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of old notes for exchange, nor shall any such party incur any liability for failure to give such notification.

If the letter of transmittal or any old notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such person should so indicate when signing, and, unless waived by us before the expiration date, proper evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

By tendering, each holder will represent to us that, among other things: the exchange notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of the person receiving such exchange notes, whether or not such person is the holder, and that neither the holder nor such other person has any arrangement or understanding with any person to participate in the distribution of the exchange notes. If any holder or any such other person is an “affiliate,” as defined under Rule 405 of the Securities Act, of us or is engaged in or intends to engage in, or has an arrangement or understanding with any person to participate in, a distribution of such exchange notes to be acquired pursuant to the exchange offer, such holder or any such other person (i) may not rely on the applicable interpretations of the staff of the SEC and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives exchange notes for its own account in exchange for old notes pursuant to the exchange offer must acknowledge that such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities and that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.” By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Acceptance of Old Notes for Exchange; Delivery of Exchange Notes

Prior to accepting any old notes for exchange, all conditions of the exchange offer must be satisfied, or to the extent possible, waived by us. Some conditions, such as a government order prohibiting us from consummating the exchange offer, cannot be waived. See “—Certain Conditions to the Exchange Offer” below. If all of the conditions to the exchange offer have been satisfied or waived by us, we will accept, promptly after the expiration date, all old notes properly tendered and will issue the exchange notes promptly after acceptance of the old notes. For purposes of the exchange offer, we will be deemed to have accepted properly tendered old notes for exchange when, as and if we have given oral or written notice thereof to the exchange agent.

For each old note accepted for exchange, the holder of such old note will receive as set forth below under “Book-Entry; Delivery and Form” an exchange note having a principal amount equal to that of the surrendered old note. Accordingly, registered holders of the exchange notes on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date to which interest has been paid on the old notes. Old notes accepted for exchange will cease to accrue interest from and after the date of consummation of the exchange offer. Holders whose old notes are accepted for exchange will not receive any payment in respect of accrued interest on such old notes otherwise payable on any interest payment date the record date for which occurs on or after consummation of the exchange offer. If the exchange offer is not consummated by December 23, 2004, the interest rate borne by the old notes shall be increased by 25 basis points per annum for each 90-day period from and including December 24, 2004 until but excluding the date of consummation of the exchange offer, up to a maximum aggregate increase of 100 basis points per annum. Old notes not tendered or not accepted for exchange will continue to accrue interest from and after the date of consummation of the exchange offer.

In all cases, issuance of exchange notes for old notes that are accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of certificates for such old notes or a timely Book-Entry Confirmation of such old notes into the exchange agent’s account at the Book-Entry Transfer Facility, a properly completed and duly executed letter of transmittal and all other required documents. If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if old notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged old notes will be returned without expense to the tendering holder thereof (or, in the case of old notes tendered by book-entry transfer into the exchange agent’s account at the Book-Entry Transfer Facility pursuant to the book-entry procedures described below, such non-exchanged old notes will be credited to an account maintained with such Book-Entry Transfer Facility) promptly after the expiration or termination of the exchange offer.

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the old notes at the Book-Entry Transfer Facility for purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility’s systems may make book-entry delivery of old notes by causing the Book-Entry Transfer Facility to transfer such old notes into the exchange agent’s account at the Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility’s procedures for transfer. However, although delivery of old notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, the letter of transmittal or a facsimile thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the exchange agent at one of the addresses set forth below under “—Exchange Agent” on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with.

The Automated Tender Offer Program (“ATOP”) of The Depository Trust Company (“DTC”) is the only method of processing exchange offers through DTC. To accept the exchange offer through ATOP, participants in DTC must send electronic instructions to DTC through DTC’s communication system in place of sending a signed, hard copy of the letter of transmittal. DTC is obligated to communicate those electronic instructions to the exchange agent. To tender old notes through ATOP, the electronic instructions sent to DTC and transmitted by DTC to the exchange agent must contain the character by which the participant acknowledges its receipt of, agrees to be bound by and confirms the representations, warranties and other statements made by or deemed to be made by the participant pursuant to the letter of transmittal.

Guaranteed Delivery Procedures

If a registered holder of the old notes desires to tender such old notes and the old notes are not immediately available, or time will not permit such holder’s old notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	the tender is made through an Eligible Institution,

•	on or prior to 5:00 p.m., Philadelphia time, on the expiration date, the exchange agent receives from such Eligible Institution a properly completed and duly executed letter of transmittal (or a facsimile thereof) and notice of guaranteed delivery, substantially in the form provided by us (by telegram, telex, facsimile transmission, mail or hand delivery), setting forth the name and address of the holder of old notes and the amount of old notes tendered, stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered old notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and any other documents required by the letter of transmittal will be deposited by the Eligible Institution with the exchange agent, and

•	the certificates for all physically tendered old notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and any other documents required by the letter of transmittal will be deposited by the Eligible Institution within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

Tenders of old notes may be withdrawn at any time prior to 5:00 p.m., Philadelphia time, on the expiration date. For a withdrawal to be effective, a written or electronic ATOP transmission (for DTC participants) notice of withdrawal must be received by the exchange agent at one of the addresses set forth below under “—Exchange Agent.” Any such notice of withdrawal must specify the name of the person having tendered the old notes to be withdrawn, identify the old notes to be withdrawn (including the principal amount of such old notes), and (where certificates for old notes have been transmitted) specify the name in which such old notes are registered, if different from that of the withdrawing holder. If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an Eligible Institution unless such holder is an Eligible Institution in which case such guarantee will not be required. If old notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn old notes and otherwise comply with the procedures of such facility. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by us and our determination will be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes that have been tendered for exchange but that are not exchanged for any reason will be returned to the holder thereof without cost to such holder (or, in the case of old notes tendered by book-entry transfer into the exchange agent’s account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described above, such old notes will be credited to an account maintained with such Book-Entry Transfer Facility for the old notes) as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under “—Procedures for Tendering Old Notes” above at any time on or prior to the expiration date.

Certain Conditions to the Exchange Offer

Notwithstanding any other provisions of the exchange offer, and subject to its obligations pursuant to the registration rights agreement, we shall not be required to accept for exchange, or to issue exchange notes in exchange for, any old notes and may terminate or amend the exchange offer, if at any time before the acceptance of such exchange notes for exchange, any of the following events shall occur:

•	any injunction, order or decree shall have been issued by any court or any governmental agency that would prohibit, prevent or otherwise materially impair the ability of us to proceed with the exchange offer; or

•	the exchange offer will violate any applicable law or any applicable interpretation of the staff of the SEC.

The foregoing conditions are for the sole benefit of us and may be asserted by us in whole or in part at any time and from time to time in our reasonable discretion. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

In addition, we will not accept for exchange any old notes tendered, and no exchange notes will be issued in exchange for any such old notes, if at such time any stop order is threatened by the SEC or in effect with respect to the registration statement of which this prospectus is a part or the qualification of the indenture under the Trust Indenture Act of 1939, as amended.

The exchange offer is not conditioned on any minimum principal amount of old notes being tendered for exchange.

Exchange Agent

Wachovia Bank, National Association has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at one of the addresses set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

Wachovia Bank, National Association, Exchange Agent

By Mail:

1525 West W.T. Harris Blvd., 3C3

Corporate Actions – NC1153

Charlotte, NC 28288-1153

Attention: Marsha Rice

By Overnight Delivery:

1525 West W.T. Harris Blvd., 3C3

Corporation Actions – NC1153

Charlotte, NC 28262-1153

Attention: Marsha Rice

By Facsimile:

(704) 590-7628

Confirm by Telephone:

(704) 590-7413

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY OF SUCH LETTER OF TRANSMITTAL.

Fees and Expenses

We will not make any payment to brokers, dealers, or others soliciting acceptances of the exchange offer.

The estimated cash expenses to be incurred in connection with the exchange offer will be paid by us and are estimated in the aggregate to be approximately $200,000.

Transfer Taxes

Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct us to register exchange notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

Consequences of Failure to Exchange Old Notes

Holders of old notes who do not exchange their old notes for exchange notes pursuant to the exchange offer will continue to be subject to the provisions in the indenture regarding transfer and exchange of the old notes and the restrictions on transfer of such old notes as set forth in the legend thereon as a consequence of the issuance of the old notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the old notes may not be offered or sold, unless registered under the Securities Act and applicable state securities laws. We do not currently anticipate that we will register old notes under the Securities Act unless requested by the holders of old notes who are not eligible to participate in the exchange offer. See “The Exchange Offer” and “Registration Rights.”

Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties, we believe that exchange notes issued pursuant to the exchange offer in exchange for old notes may be offered for resale, resold or otherwise transferred by holders thereof (other than any such holder who is an “affiliate” of us within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such exchange notes are acquired in the ordinary course of such holders’ business and such holders, other than broker-dealers, have no arrangement or understanding with any person to participate in the distribution of such exchange notes. However, the SEC has not considered the exchange offer in the context of a no-action letter and there can be no assurance that the staff of the SEC would make a similar determination with respect to the exchange offer as in such other circumstances. Each holder of the old notes who wishes to exchange its old notes for exchange notes in the exchange offer will be required to make certain representations to us, including that:

1. any exchange notes to be received by such holder will be acquired in the ordinary course of its business;

2. at the time of the consummation of the exchange offer such holder will have no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes in violation of the Securities Act;

3. such holder is not our “affiliate” (as defined in Rule 405 promulgated under the Securities Act) or an “affiliate” of any of the guarantors;

4. if such holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of exchange notes; and

5. if such holder is a broker-dealer (a “Participating Broker-Dealer”), such holder will receive exchange notes for its own account in exchange for notes that were acquired as a result of market making or other trading activities and that such holder will deliver a prospectus in connection with any resale of such exchange notes.

By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date, we will make this prospectus available to any broker-dealer or any other person subject to the prospectus delivery requirements of the Securities Act for use in connection with any such resale. See “Plan of Distribution.” In addition, to comply with the securities laws of certain jurisdictions, if applicable, the exchange notes may not be offered or sold unless they have been registered or qualified for offer or sale in such jurisdictions or any exemption from registration or qualification is available and is complied with. We have agreed, pursuant to the registration rights agreement, subject to certain limitations specified therein, to register or qualify the exchange notes for offer or sale under the securities laws of such jurisdictions as any holder reasonably requests in writing. Unless a holder so requests, we do not currently intend to register or qualify the sale of the exchange notes in any such jurisdictions.

If any holder is our affiliate or is engaged in or intends to engage in or has any arrangement or understanding with respect to the distribution of the exchange notes to be acquired pursuant to the exchange offer, such holder

•	may not rely on the applicable interpretations of the staff of the SEC; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

DESCRIPTION OF THE NOTES

Unless otherwise specified, reference in this “Description of the Notes” to “old notes” refers to the Company’s senior secured floating rate notes due 2009 issued on April 27, 2004, “exchange notes” refers to the Company’s senior secured floating rate notes due 2009 that have been registered under the Securities Act and “notes” refers to the old notes and exchange notes, collectively. Definitions for capitalized terms used but not immediately or previously defined appear at the end of this section.

General

The old notes were issued under an indenture among the Company, as issuer, the Company’s Subsidiaries that provide guarantees of the notes in the manner described below and Wachovia Bank, National Association, as trustee. The terms and conditions of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939 (referred to herein as the Trust Indenture Act) as in effect on the date of issuance of the notes (the “Issue Date”). The notes are subject to all such terms and conditions, and reference is made to the indenture and the Trust Indenture Act for a statement thereof, a copy of which is available upon request to the trustee or the Company. The provisions relating to the collateral documents referred to below under the caption “—Security” describe the terms of the security interests that secure the old notes and will secure the exchange notes. The trustee acts as collateral agent for the benefit of the Holders under the indenture and the collateral documents. The following statements are summaries of the provisions of the notes, the indenture, the guarantees (as defined below under the caption “—Guarantees”) and the collateral documents and do not purport to be complete. Such summaries make use of certain terms defined in the indenture and the collateral documents and are qualified in their entirety by express reference to the indenture and the collateral documents. Certain of such defined terms are set forth below under “—Certain Definitions.” For purposes of this “Description of the Notes,” the “Company” means Radnor Holdings Corporation. A copy of the indenture and the collateral documents will be available upon request to the Company and the indenture and certain of the collateral documents has been filed as an exhibit to the registration statement on Form S-4 of which this prospectus is a part. See “Where to Find More Information.” The Company must deliver to the trustee, within 120 days after the end of each fiscal year, a certificate stating that the Company and each of its Subsidiaries have fulfilled all of their obligations under the indenture during the preceding fiscal year.

The notes are limited to $70.0 million aggregate principal amount and issued in fully registered form without coupons in denominations of $1,000 and any integral multiple of $1,000. In the case of certificated notes, principal of, and premium, if any, and interest on, the notes are payable, and the notes are transferable, at the corporate trust office or agency of the trustee maintained for such purposes in Philadelphia, Pennsylvania. Initially, the trustee is acting as paying agent and registrar under the indenture. The Company may act as paying agent and registrar under the indenture, and the Company may change any paying agent and registrar without notice to the persons who are registered holders (“Holders”) of the notes. The Company may pay principal, premium and interest by check and may mail an interest check to a Holder’s registered address. Holders of certificated notes must surrender such notes to the paying agent to collect principal and premium payments. No service charge will be made for any registration of transfer or exchange of the notes, except for any tax or other governmental charge that may be imposed in connection therewith.

Brief Description of the Notes and the Guarantees

The old notes are, and the exchange notes will be:

•	general obligations of the Company;

•	secured by a first priority lien on the collateral, subject to certain permitted liens;

•	pari passu in right of payment with all of the Company’s existing and future senior indebtedness;

•	senior in right of payment to any of the Company’s future subordinated indebtedness; and

•	unconditionally guaranteed by the guarantors, as described below.

The old notes are, and the exchange notes will be, guaranteed by all of the Company’s domestic Restricted Subsidiaries, which include for the old notes, and will include for the exchange notes, all the Company’s domestic operating Subsidiaries existing on the Issue Date and will thereafter include such other Subsidiaries of the Company that become guarantors as described under “—Certain Covenants—Subsidiary Guarantees for the Old Notes are and for the Exchange Notes.” The guarantees with respect to the old notes are, and with respect to the exchange notes will be:

•	general obligations of the guarantors;

•	secured by a first priority lien on the collateral, subject to certain permitted liens;

•	pari passu in right of payment with all of the applicable guarantor’s existing and future senior indebtedness; and

•	senior in right of payment to any of the applicable guarantor’s future subordinated indebtedness.

As of June 25, 2004, the Company and its Subsidiaries, on a consolidated basis, had $283.6 million in aggregate principal amount of indebtedness, $70.0 million in aggregate principal amount of which was represented by the old notes (which will be secured by liens on the collateral described below under “—Security,”); $68.6 million aggregate principal amount of which was senior secured indebtedness (other than the old notes), secured by liens on assets and property of the Company and the guarantors other than liens on the collateral described below under “—Security,” (and with an additional $17.8 million available for borrowing under our senior secured credit facilities); $135.0 million aggregate principal amount of which was unsecured senior indebtedness, which is guaranteed by all of the Company’s current domestic operating Subsidiaries; and $10.0 million aggregate principal amount of which was other unsecured senior indebtedness that is an obligation only of the Company and one of the guarantors.

The obligations of the Company and the guarantors under the old notes and the guarantees for the old notes, respectively, are, and under the exchange notes and the guarantees for the exchange notes, respectively, will be, effectively subordinated to any other obligations of the Company and the guarantors that are secured by assets that do not constitute collateral for the notes, to the extent of the assets securing such obligations. Further, the notes and the guarantees will be effectively subordinated to the claims of creditors of non-guarantor Subsidiaries of the Company. Such non-guarantor Subsidiaries accounted for 34.8% of our consolidated net sales and 64.9% of our consolidated income from operations for the six months ended June 25, 2004 and 42.5% of our consolidated total assets and 3.8% of our consolidated total debt as of June 25, 2004.

Principal, Maturity and Interest

The Company issued an aggregate of $70.0 million aggregate principal amount of old notes in April 2004 under the indenture and will issue an aggregate of up to $70.0 million aggregate principal amount of exchange notes in this exchange offer under the indenture. The notes will mature on April 15, 2009.

The old notes bear, and the exchange notes will bear, interest at a rate per annum, reset quarterly, equal to LIBOR plus 6.75%, as determined by the calculation agent, which initially is the trustee.

Set forth below is a summary of certain of the defined terms used in the indenture relating to the calculation of interest on the notes.

“Determination Date”, with respect to an Interest Period, will be the second London Banking Day preceding the first day of the Interest Period.

“Interest Period” means the period commencing on and including an interest payment date and ending on and including the day immediately preceding the next succeeding interest payment date, with the exception that the first Interest Period commenced on and included the Issue Date and ended on and included July 14, 2004.

“LIBOR”, with respect to an Interest Period, will be the rate (expressed as a percentage per annum) for deposits in United States dollars for three-month periods beginning on the first day of such Interest Period that appears on Telerate Page 3750 as of 11:00 a.m., London time, on the Determination Date. If Telerate Page 3750 does not include such a rate or is unavailable on a Determination Date, the calculation agent will request the principal London office of each of four major banks in the London interbank market, as selected by the calculation agent, to provide such bank’s offered quotation (expressed as a percentage per annum), as of approximately 11:00 a.m., London time, on such Determination Date, to prime banks in the London interbank market for deposits in a Representative Amount in United States dollars for a three-month period beginning on the first day of such Interest Period. If at least two such offered quotations are so provided, LIBOR for the Interest Period will be the arithmetic mean of such quotations. If fewer than two such quotations are so provided, the calculation agent will request each of three major banks in New York City, as selected by the calculation agent, to provide such bank’s rate (expressed as a percentage per annum), as of approximately 11:00 a.m., New York City time, on such Determination Date, for loans in a Representative Amount in United States dollars to leading European banks for a three-month period beginning on the first day of such Interest Period. If at least two such rates are so provided, LIBOR for the Interest Period will be the arithmetic mean of such rates. If fewer than two such rates are so provided, then LIBOR for the Interest Period will be LIBOR in effect with respect to the immediately preceding Interest Period.

“London Banking Day” is any day in which dealings in United States dollars are transacted or, with respect to any future date, are expected to be transacted in the London interbank market.

“Representative Amount” means a principal amount of not less than U.S. $1,000,000 for a single transaction in the relevant market at the relevant time.

“Telerate Page 3750” means the display designated as “Page 3750” on the Moneyline Telerate service (or such other page as may replace Page 3750 on that service).

The amount of interest for each day that the notes are outstanding (the “Daily Interest Amount”) will be calculated by dividing the interest rate in effect for such day by 360 and multiplying the result by the principal amount of the notes. The amount of interest to be paid on the notes for each Interest Period will be calculated by adding the Daily Interest Amounts for each day in the Interest Period.

All percentages resulting from any of the above calculations will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point being rounded upwards (e.g., 9.876545% (or 0.09876545) being rounded to 9.87655% (or 0.0987655)) and all dollar amounts used in or resulting from such calculations will be rounded to the nearest cent (with one-half cent being rounded upwards).

The interest rate on the notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States laws of general application.

The calculation agent will, upon the request of the Holder of any note, provide the interest rate then in effect with respect to the notes. All calculations made by the calculation agent in the absence of manifest error will be conclusive for all purposes and binding on the Company, the guarantors and the Holders of the notes.

Interest on the old notes is, and interest on the exchanges notes will be, payable quarterly (to holders of record at the close of business on the January 1, April 1, July 1 or October 1 immediately preceding the applicable interest payment date) on each January 15, April 15, July 15 and October 15 of each year, with the first payment on the old notes having been made July 15, 2004. The first interest payment on the exchange notes will be made on the first such date following consummation of the exchange offer.

Guarantees

The guarantors have jointly and severally, fully, unconditionally and irrevocably guaranteed the due and punctual payment of principal of, premium, if any, interest and any other amounts due on, the old notes. The guarantors will also jointly and severally, fully, unconditionally and irrevocably guarantee the due and punctual payment of principal of, premium, if any, interest and any other amounts due on, the exchange notes. Such guarantees for the old notes (referred to herein as the “old guarantees”) are, and such guarantees for the exchange notes (referred to herein as the “new guarantees,” and together with the old guarantees, the “guarantees”) will be, senior obligations of the guarantors, and rank pari passu in right of payment with all other existing and future senior indebtedness of the guarantors and senior to all subordinated indebtedness of the guarantors. The old guarantees have, and the new guarantees will have, the benefit of first priority liens on the collateral, subject to certain Permitted Liens.

The guarantors on the Issue Date for the old notes included, and on the date of first issuance of the exchange notes are expected to include, all of the Company’s then existing domestic Restricted Subsidiaries, which will include all the Company’s existing operating domestic Subsidiaries, and will thereafter include such other Subsidiaries of the Company that become guarantors as described under “—Certain Covenants—Subsidiary Guarantees.” The indenture provides that the obligations of the guarantors under their respective guarantees will be reduced to the extent necessary to prevent the guarantees from violating or becoming voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. See “Risk Factors—Risks Relating to the Exchange Notes—Our ability to pay interest on the notes and to satisfy our other obligations will depend upon the future operating performance of our subsidiaries and the ability of our subsidiaries to make distributions to us” and “—Federal and state statutes allow courts, under specific circumstances, to void guarantees and require holders of notes to return payments received from guarantors.”

Each guarantor will be released from all its obligations under its guarantee only in accordance with the terms of the indenture, as described under “—Certain Covenants—Subsidiary Guarantees.”

Security

The old notes and the old guarantees are, and the exchange notes and the new guarantees will be, secured by a first priority lien, subject to certain Permitted Liens, in the collateral, which includes substantially all of the Company’s and the guarantors’ existing machinery and equipment located in the United States and owned real property relating to nine of the Company’s U.S. manufacturing facilities, and all additions and improvements thereto and replacements thereof, together with the proceeds therefrom and, with respect to machinery and equipment located at the Company’s 14 U.S. manufacturing and warehouse facilities, whether now owned or hereafter acquired and whether now existing or hereafter coming into existence, other than Excluded Assets.

The real properties subject to the lien in favor of the collateral agent are for the old notes, and will be for the exchange notes, the following parcels of real property generally known as: (a) 7501 East Trammel Drive, Shreveport, LA; (b) 150 Fourth Avenue, Mt. Sterling, OH; (c) 313 East Fifteenth Street, Higginsville, MO; (d) 1102 Blue Creek Road, El Campo, TX; (e) 400 East Minton Road, Saginaw, TX; (f) 3607 North Sylvania Avenue, Fort Worth, TX; (g) 190 Liberty Street, Metuchen, NJ; (h) 1000 North Harvester, 1331, 1351 & 1425 West Hawthorne, West Chicago, IL and (i) 11591 Business Highway 287 North, Forth Worth, TX.

If an Event of Default occurs, the collateral agent under the indenture and the collateral documents may, in addition to any rights and remedies available to it under the indenture and the collateral documents, take such action as it deems advisable to protect and enforce its rights in the collateral, including the institution of sale or foreclosure proceedings.

Under the terms of the indenture and the collateral documents, the collateral agent will determine the circumstances and manner in which the collateral will be disposed of, including, but not limited to, the determination of whether to release all or any portion of the collateral from the liens created by the collateral documents and whether to foreclose on the collateral following an Event of Default. Moreover, upon the full and final payment and performance of all obligations of the Company and the guarantors under the indenture and the notes, the collateral documents will terminate and the collateral will be released.

Certain Bankruptcy Limitations

The right of the collateral agent, to repossess and dispose of the collateral upon the occurrence of an Event of Default is likely to be significantly impaired by title 11 of the United States Code (referred to herein as the Bankruptcy Code) if a bankruptcy proceeding were to be commenced by or against the Company or a guarantor prior to the collateral agent having repossessed and disposed of the collateral. Under the Bankruptcy Code, a secured creditor such as the collateral agent may be prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without bankruptcy court approval. Moreover, the Bankruptcy Code permits the debtor to continue to retain and to use collateral (and the proceeds, products, offspring, rents or profits of such collateral) even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to circumstances, but it is intended, in general, to protect the value of the secured creditor’s interest in the collateral and may include, if approved by the court, cash payments or the granting of additional security for any diminution in the value of the collateral as a result of the stay of repossession or the disposition or any use of the collateral by the debtor during the pendency of the bankruptcy case. The bankruptcy court has broad discretionary powers in all these matters, including the valuation of collateral. In addition, because the enforcement of the lien of the collateral agent in cash, deposit accounts and cash equivalents may be limited in a bankruptcy proceeding, the Holders may not have any consent rights with respect to the use of those funds by the Company or any of its Subsidiaries during the pendency of the proceeding. In view of these considerations, it is impossible to predict how long payments under the notes could be delayed following commencement of a bankruptcy case, whether or when the collateral agent could repossess or dispose of the collateral or whether or to what extent Holders would be compensated for any delay in payment or loss of value of the collateral. Further, the Holders may receive in exchange for their claims a recovery that could be substantially less than the amounts of their claims (potentially even nothing) and any such recovery could be in the form of cash, new debt instruments or some other security. Finally, the collateral agent’s ability to foreclose on the collateral on your behalf may be subject to lack of perfection, procedural restrictions under state real estate law and the Uniform Commercial Code, the consent of third parties and practical problems associated with the realization of the security interest in the collateral (particularly with respect to collateral consisting of machinery and equipment that is located on property that we lease or have mortgaged other than in respect of the notes).

It is impossible to predict what recovery, if any, would be available for such a secured claim if the Company or a guarantor became a debtor in a bankruptcy case, including what form any such recovery would take, such as cash, new debt instruments or other securities.

Optional Redemption

The old notes are, and the exchange notes will be, redeemable at the option of the Company, in whole or in part from time to time, on not less than 30 nor more than 60 days’ prior notice, mailed by first-class mail to the Holders’ registered addresses, in cash, at the following redemption prices (expressed as percentages of the principal amount), if redeemed in the period commencing on the Issue Date (in 2004) and ending on April 14, 2005 and, thereafter, in the 12-month period commencing on April 15 in each other year indicated below, in each case plus accrued and unpaid interest to the date fixed for redemption:

Year	Redemption
2004[1]	103.000%
2005	102.000%
2006	101.000%
2007 and thereafter	100.000%

[1]	Indicates period commencing on the Issue Date and ending on April 14, 2005.

Any such redemption and notice may, in the Company’s discretion, be subject to the satisfaction of one or more conditions precedent.

The old notes are not, and the exchange notes will not be, subject to, or entitled to the benefits of, any sinking fund.

Notes may be redeemed or repurchased as set forth below under “—Change of Control,” “ Certain Covenants—Limitations on Asset Sales” and “—Events of Loss.” If less than all the notes issued under the indenture are to be redeemed, the trustee will select the notes to be redeemed pro rata, by lot or by any other method that the trustee deems fair and appropriate and in amounts equal to $1,000 or any integral multiple thereof. The indenture provides that if any note is to be redeemed or repurchased in part only, the notice that relates to the redemption or repurchase of such note will state the portion of the principal amount of such note to be redeemed or repurchased and will state that on or after the date fixed for redemption or repurchase a new note equal to the unredeemed portion thereof will be issued.

On and after the date fixed for redemption or repurchase, interest will cease to accrue on the notes or portions thereof called for redemption or tendered for repurchase.

Change of Control

The indenture provides that in the event of a Change of Control (the date of such occurrence being the “Change of Control Date”), the Company will notify the Holders in writing of such occurrence and will make an irrevocable offer (the “Change of Control Offer”) to purchase on a business day (the “Change of Control Payment Date”) not later than 60 days following the Change of Control Date, all notes then outstanding at a purchase price (the “Purchase Price”) equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the Change of Control Payment Date.

Notice of a Change of Control Offer will be mailed by the Company to the Holders at their registered addresses not less than 30 days nor more than 60 days before the Change of Control Payment Date. The Change of Control Offer is required to remain open for at least 20 business days and until 5:00 p.m., New York City time, on the business day next preceding the Change of Control Payment Date. The notice will contain all instructions and materials necessary to enable Holders to tender (in whole or in part in a principal amount equal to $1,000 or a whole multiple thereof) their notes pursuant to the Change of Control Offer.

The notice, which governs the terms of the Change of Control Offer, will state, among other things: (i) that the Change of Control Offer is being made pursuant to this covenant as described herein and that all notes (or portions thereof) tendered will be accepted for payment; (ii) the Purchase Price and the Change of Control Payment Date; (iii) that any notes not surrendered or accepted for payment will continue to accrue interest; (iv) that, unless the Company defaults in the payment of the Purchase Price, any notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest after the Change of Control Payment Date; (v) that any Holder electing to have a note purchased (in whole or in part) pursuant to a Change of Control Offer will be required to surrender the note, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the note completed, to the Paying Agent at the address specified in the notice (or otherwise make effective delivery of the note pursuant to book-entry procedures and the related rules of the applicable depositories) at least five business days before the Change of Control Payment Date, and (vi) that any Holder will be entitled to withdraw its election if the Paying Agent receives, not later than three business days prior to the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the note the Holder delivered for purchase and a statement that such Holder is withdrawing its election to have such note purchased.

On the Change of Control Payment Date, the Company will: (i) accept for payment the notes, or portions thereof, surrendered and properly tendered and not withdrawn, pursuant to the Change of Control Offer; (ii) deposit with the Paying Agent money sufficient to pay the Purchase Price of all the notes, or portions thereof, so accepted; and (iii) deliver to the trustee the notes so accepted together with an officer’s certificate stating that such notes have been accepted for payment by the Company. The Paying Agent will promptly mail or deliver to Holders of notes so accepted payment in an amount equal to the Purchase Price. Holders whose notes are purchased only in part will be issued new notes equal in principal amount to the unpurchased portion of the notes surrendered.

“Change of Control” is defined in the indenture to mean the occurrence of any of the following events: (i) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934 (referred to herein as the Exchange Act)), other than Permitted Holders (as defined below), is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person will be deemed to have beneficial ownership of all shares that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the voting power of the total outstanding voting stock of the Company voting as one class; (ii) during any period of two consecutive years, individuals who at the beginning of such period constituted the board of directors of the Company (together with any new directors whose election to such Board or whose nomination for election by the shareholders of the Company was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) for any reason cease to constitute a majority of such board of directors then in office; (iii) the Company consolidates with or merges with or into any person or conveys, transfers or leases all or substantially all of its assets to any person other than a wholly-owned Subsidiary (in one transaction or a series of related transactions), or any corporation consolidates with or merges into or with the Company, in any such event pursuant to a transaction in which the outstanding voting stock of the Company is changed into or exchanged for cash, securities or other property, and as a result of such transaction any “person” or “group,” other than Permitted Holders, is or becomes the “beneficial owner” (as described in clause (i) above) immediately after such transaction, directly or indirectly, of more than 50% of the voting power of the total outstanding voting stock of the surviving corporation voting as one class; or (iv) the Company is liquidated or dissolved or adopts a plan of liquidation or dissolution other than in a transaction that complies with the provisions described under “—Certain Covenants—Limitations on Mergers; Sales of Assets.”

The Company will comply, to the extent applicable, with the requirements of Rule 14e-1 under the Exchange Act, any other tender offer rules under the Exchange Act and other securities laws or regulations in connection with the offer to repurchase and the repurchase of the notes as described above.

The Company’s ability to repurchase the notes pursuant to a Change of Control Offer will be limited by, among other things, the Company’s financial resources at the time of repurchase. There can be no assurance that sufficient funds will be available at the time of any Change of Control to make any required repurchases. Furthermore, there can be no assurance that the Company will be able to fund the repurchase of notes upon a Change of Control within the limitations imposed by the terms of other then-existing Senior Indebtedness. In addition, the terms of the Credit Agreements may limit the Company’s ability to purchase any notes upon the occurrence of a Change of Control, depending upon our available borrowing capacity and an absence of an event of default under the Amended Credit Agreement. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing notes, the Company will be required under the indenture, within 30 days following a Change of Control to (i) seek the consent of its lenders to the purchase of the notes or (ii) refinance the Indebtedness that prohibits such purchase. If the Company does not obtain such a consent or refinance such borrowings, the Company will remain prohibited from repurchasing notes. The Company’s failure to purchase tendered notes or make a Change of Control Offer following a Change of Control would constitute an Event of Default under the indenture. An amendment of or waiver under the indenture may not waive the Company’s obligation to make a Change of Control Offer without the consent of the Holders of at least two-thirds in outstanding principal amount of the notes.

The existence of the right of Holders to require the Company to repurchase their notes upon the occurrence of a Change of Control may deter a third party from acquiring the Company in a transaction that would constitute a Change of Control. Subject to certain limitations described below in “—Certain Covenants,” including the limitation on incurrence of additional Indebtedness, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the indenture, but that could increase the amount of Senior Indebtedness (or any other Indebtedness) outstanding at such time or otherwise affect the Company’s capital structure or credit ratings. The Change of Control provisions will not prevent a leveraged buyout led by the Company management, a recapitalization of the Company or a change in a majority of the members of the board of directors of the Company that is approved by the then-present board of directors, as the case may be.

The indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, create or permit to exist or become effective any restriction (other than restrictions not more restrictive than those in effect under Existing

Indebtedness) that would materially impair the ability of the Company to make a Change of Control Offer to purchase the notes or, if such Change of Control Offer is made, to pay for the notes tendered for purchase.

Certain Covenants

The indenture contains, among others, the following covenants:

Limitations on Indebtedness. The indenture provides that the Company will not, and will not permit its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become liable with respect to or become responsible for the payment of, contingently or otherwise (“incur”), any Indebtedness (including any Acquired Indebtedness); provided, however, that the Company or a guarantor may incur Indebtedness if at the time of such incurrence and after giving pro forma effect thereto, the Company’s Interest Coverage Ratio for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such Indebtedness is incurred, calculated on a pro forma basis as if such Indebtedness was incurred on the first day of such four full fiscal quarter period, would be at least 2.0 to 1.0.

The indenture further provides that notwithstanding the foregoing limitations, the incurrence of the following will not be prohibited:

(a) Indebtedness of the Company evidenced by the old notes issued on the Issue Date and Indebtedness of any guarantor evidenced by the old guarantees;

(b) Indebtedness of the Company evidenced by the exchange notes and Indebtedness of any guarantor evidenced by the new guarantees;

(c) Indebtedness of the Company or any guarantor arising under the collateral documents and relating to collateral held as security for the benefit of the Holders;

(d) Indebtedness of the Company or any Restricted Subsidiary constituting Existing Indebtedness and any extension, deferral, renewal, refinancing or refunding thereof;

(e) Indebtedness of the Company or any Restricted Subsidiary incurred under the Amended Credit Agreement in an aggregate principal amount at any one time outstanding not to exceed the greater of (x) $55.0 million and (y) the Borrowing Base at the time such Indebtedness was incurred, or any refinancing, refunding, deferral, renewal or extension thereof not in excess of such amount;

(f) Indebtedness of any Restricted Subsidiary that is a foreign Subsidiary in an aggregate principal amount at any one time outstanding not to exceed the greater of (x) $10.0 million (or the equivalent amount thereof, at the time of incurrence, in other foreign currencies) and (y) the Foreign Subsidiary Borrowing Base at the time such Indebtedness was incurred, or any refinancing, refunding, deferral, renewal or extension thereof not in excess of such amount;

(g) Capitalized Lease Obligations of the Company or any Restricted Subsidiary and Indebtedness of the Company or any Restricted Subsidiary secured by liens that secure the payment of all or part of the purchase price of assets or property acquired or constructed in the ordinary course of business after the Issue Date or any refinancing, refunding, deferral, renewal or extension thereof; provided, however, that the aggregate principal amount of such Capitalized Lease Obligations plus such Indebtedness of the Company and all of the Restricted Subsidiaries does not exceed $5.0 million outstanding at any time;

(h) Indebtedness of the Company to any Restricted Subsidiary or of any Restricted Subsidiary to the Company or another Restricted Subsidiary (but only so long as such Indebtedness is held by the Company or a Restricted Subsidiary);

(i) Indebtedness in respect of Hedging Obligations; provided, however, that the notional principal amount of any such Hedging Obligation does not exceed the principal amount of the Indebtedness to which such Hedging Obligation relates;

(j) Indebtedness represented by performance, completion, guarantee, surety and similar bonds provided by the Company or any Restricted Subsidiary in the ordinary course of business;

(k) In addition to any Indebtedness otherwise permitted to be incurred under the indenture, up to $25.0 million in aggregate principal amount of Indebtedness at any one time outstanding;

(l) Indebtedness of the Company or any Restricted Subsidiary consisting of guarantees, indemnities, or obligations in respect of earnouts or purchase price adjustments, in connection with the acquisition or disposition of assets permitted under the indenture;

(m) Indebtedness of the Company or any Restricted Subsidiary with respect to (i) letters of credit securing obligations under or relating to (x) insurance contracts entered into in the ordinary course of business, (y) expenses under leases pursuant to which the Company or any Restricted Subsidiary is lessee or (z) self-insurance in respect of worker compensation, or (ii) other letters of credit issued, or relating to liabilities or obligations incurred, in the ordinary course of business; and

(n) Any refinancing, refunding, deferral, renewal or extension (each, a “Refinancing”) of any Indebtedness of the Company or any Restricted Subsidiary permitted by the initial paragraph of this covenant described under “—Limitations on Indebtedness” (the “Refinancing Indebtedness”); provided, however, that (x) such Refinancing does not increase the total Consolidated Indebtedness of the Company and its Restricted Subsidiaries outstanding at the time of such Refinancing to an amount greater than the larger of (i) the aggregate amount of such Indebtedness outstanding at the time of such Refinancing and (ii) the aggregate amount of such Indebtedness outstanding on the Issue Date, (y) the Refinancing Indebtedness does not provide for any mandatory redemption, amortization or sinking fund requirement in an amount greater than or at a time prior to the amounts and times specified in the Indebtedness being refinanced, refunded, deferred, renewed or extended and (z) if the Indebtedness being refinanced, refunded, deferred, renewed or extended is subordinated to the notes, the Refinancing Indebtedness incurred to refinance, refund, defer, renew or extend such Indebtedness is subordinated in right of payment to the notes on terms at least as favorable to the Holders as those contained in the documentation governing the Indebtedness being so refinanced, refunded, deferred, renewed or extended.

Limitations on Restricted Payments. The indenture provides that the Company will not, nor will it cause, permit or suffer any Restricted Subsidiary to, (i) declare or pay any dividends or make any other distributions (including through mergers, liquidations or other transactions) on any class of Equity Interests of the Company or such Restricted Subsidiary or the exercise thereof (other than (x) dividends or distributions payable by a Restricted Subsidiary on account of its Equity Interests held by the Company or another Restricted Subsidiary or (y) payable in shares of Capital Stock of the Company other than Redeemable Stock), (ii) make any payment on account of, or set apart money for a sinking or other analogous fund for, the purchase, redemption or other retirement of such Equity Interests, (iii) purchase, defease, redeem or otherwise retire any Indebtedness issued by the Company or any Restricted Subsidiary that is Subordinated Indebtedness to the notes, or (iv) make any Restricted Investment, either directly or indirectly, whether in cash or property or in obligations of the Company (all of the foregoing being called “Restricted Payments”), unless, (x) in the case of a dividend, such dividend is payable not more than 60 days after the date of declaration and (y) after giving effect to such proposed Restricted Payment, all the conditions set forth in clauses (1) through (3) below are satisfied (A) at the date of declaration (in the case of any dividend), (B) at the date of such setting apart (in the case of any such fund) or (C) on the date of such other payment or distribution (in the case of any other Restricted Payment) (each such date being referred to as a “Computation Date”):

(1) no Default or Event of Default has occurred and is continuing or would result from the making of such Restricted Payment;

(2) at the Computation Date for such Restricted Payment and after giving effect to such Restricted Payment on a pro forma basis, the Company or such Restricted Subsidiary could incur $1.00 of additional Indebtedness pursuant to the covenant described in the initial paragraph under “—Limitations on Indebtedness;” and

(3) the aggregate amount of Restricted Payments declared, paid or distributed subsequent to the Issue Date (including the proposed Restricted Payment) does not exceed the sum of (i) 50% of the cumulative Consolidated Net Income of the Company for the period (taken as one accounting period) commencing on the first day of the first full quarter after the Issue Date to and including the last day of the Company’s last fiscal quarter ending prior to the Computation Date (each such period to constitute a “Computation Period”) (or, in the event Consolidated Net Income of the Company during the Computation Period is a deficit, then minus 100% of such deficit), (ii) the aggregate Net Cash Proceeds of the issuance or sale or the exercise (other than to a Subsidiary or an employee stock ownership plan or other trust established by the Company or any of its Subsidiaries for the benefit of their employees) of the Company’s Equity Interests (other than Redeemable Stock) subsequent to the Issue Date, and (iii) $15.0 million.

If no Default or Event of Default has occurred and is continuing or would occur as a result thereof, the prohibitions set forth above are subject to the following exceptions: (a) Restricted Investments acquired by the Company in connection with any Asset Sale consummated in accordance with the covenant described under “—Limitations on Asset Sales” to the extent such Investments are permitted under such covenant, provided, however, that such Restricted Investments will be excluded in the calculation of the amount of Restricted Payments previously made for purposes of clause (3) of the preceding paragraph; (b) any purchase or redemption of

Equity Interests or Subordinated Indebtedness made by exchange for, or out of the proceeds of the substantially concurrent sale of, Equity Interests of the Company (other than Redeemable Stock and other than Equity Interests issued or sold to a Subsidiary or an employee stock ownership plan), provided, however, that (x) such purchase or redemption will be excluded in the calculation of the amount of Restricted Payments previously made for purposes of clause (3) of the preceding paragraph and (y) the Net Cash Proceeds from such sale will be excluded for purposes of clause 3(ii) of the preceding paragraph to the extent utilized for purposes of such purchase or redemption; (c) any purchase or redemption of Subordinated Indebtedness of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Subordinated Indebtedness of the Company or any Restricted Subsidiary that is permitted to be issued pursuant to the provisions of the covenant described under “—Limitations on Indebtedness,” provided, however, that such purchase or redemption will be excluded in the calculation of the amount of Restricted Payments previously made for purposes of clause (3) of the preceding paragraph; and (d) the purchase of Capital Stock held by employees of the Company or any Subsidiary pursuant to any employee stock ownership plan thereof upon the termination, retirement or death of any such employee in accordance with the provisions of any such plan in an amount not greater than $2.0 million in any calendar year, provided, however, that any such purchase will be included in the calculation of the amount of Restricted Payments previously made for purposes of clause (3) of the preceding paragraph.

For purposes of this covenant, (a) the amount of any Restricted Payment declared, paid or distributed in property of the Company or any Restricted Subsidiary will be deemed to be the net book value of any such property that is intangible property and the Fair Market Value (as determined in good faith by and set forth in a resolution of the board of directors) of any such property that is tangible property at the Computation Date, in each case, after deducting related reserves for depreciation, depletion and amortization; (b) the amount of any Restricted Payment declared, paid or distributed in obligations of the Company or any Restricted Subsidiary will be deemed to be the principal amount of such obligations as of the date of the adoption of a resolution by the board of directors or such Restricted Subsidiary authorizing such Restricted Payment; and (c) a distribution to holders of the Company’s Equity Interests of (i) shares of Capital Stock or other Equity Interests of any Restricted Subsidiary or (ii) other assets of the Company, without, in either case, the receipt of equivalent consideration therefor will be regarded as the equivalent of a cash dividend equal to the excess of the Fair Market Value of the Equity Interests or other assets being so distributed at the time of such distribution over the consideration, if any, received therefor.

Limitations on Liens. The indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, create, incur, assume, or suffer to exist any lien upon any of their respective assets or properties now owned or acquired after the Issue Date, or any income or profits therefrom. The limitations described in the immediately preceding sentence does not apply to the following:

(a) liens on collateral created under the indenture and the collateral documents securing the old notes and the old guarantees, and the exchange notes and the new guarantees;

(b) liens, other than liens on collateral, existing as of the Issue Date or pursuant to an agreement in existence on the Issue Date, including the Credit Agreements;

(c) Permitted Liens;

(d) liens on assets or properties of the Company, or on assets or properties of Restricted Subsidiaries, other than liens on collateral, to secure the payment of all or a part of the purchase price of assets or property acquired or constructed after the Issue Date; provided, however, that (i) the aggregate principal amount of Indebtedness secured by such liens does not exceed the original cost or purchase price of the assets or property so acquired or constructed, (ii) the Indebtedness secured by such liens is otherwise permitted to be incurred under the indenture and (iii) such liens do not encumber any assets or property of the Company or any Restricted Subsidiary other than the assets or property acquired (plus improvements, accessions, additions, repairs, and replacements in respect thereof) and the Indebtedness secured by the lien may not be created more than 90 days after the later of the acquisition, completion of construction, repair, improvement, addition or commencement of full operation of the property subject to the lien;

(e) liens, other than liens on collateral, on the assets or property acquired by the Company or any Restricted Subsidiary after the Issue Date; provided, however, that (i) such liens existed on the date such asset or property was acquired and were not incurred as a result of or in anticipation of such acquisition and (ii) such liens do not extend to or cover any property or assets of the Company or any Restricted Subsidiary other than the property or assets so acquired (plus improvements, accessions, additions, repairs, and replacements in respect thereof);

(f) liens, other than liens on collateral, securing Indebtedness which is incurred to refinance, refund, extend, defer or renew Indebtedness which has been secured by a lien permitted under the indenture and which is permitted to be refinanced, refunded, extended, deferred or renewed under the indenture; provided, however, that such liens do not extend to or cover any property or assets of the Company or any Restricted Subsidiary other than the property or assets (plus improvements, accessions, additions, repairs, and replacements in respect thereof) securing the Indebtedness so refinanced, refunded, extended, deferred or renewed;

(g) liens, other than liens on collateral, on assets or property of the Company or any Restricted Subsidiary that is subject to a sale and leaseback transaction, provided that the aggregate principal amount of Attributable Indebtedness in respect of all sale and leaseback transactions then outstanding does not at the time such a lien is incurred exceed $5.0 million;

(h) liens, other than liens on collateral, on property or shares of Capital Stock of a person at the time such person becomes a Restricted Subsidiary; provided, however, that such liens are not created, incurred or assumed in contemplation of the acquisition thereof by the Company or a Subsidiary; provided further that such liens may not extend to any other property owned by the Company or a Restricted Subsidiary;

(i) liens, other than liens on collateral, securing Indebtedness of a Restricted Subsidiary owing to the Company or a wholly-owned Restricted Subsidiary;

(j) liens, other than liens on collateral, on assets or properties (and the proceeds thereof) of the Company or any Restricted Subsidiary securing the obligations incurred under clause (e) of the covenant described under “—Limitations on Indebtedness;”

(k) liens on assets or properties (and the proceeds thereof) of Restricted Subsidiaries that are foreign Subsidiaries securing the obligations incurred under clause (f) of the covenant described under “—Limitations on Indebtedness;”

(l) liens, other than liens on collateral, securing Indebtedness in respect of Hedging Obligations permitted to be incurred pursuant to the provisions of the covenant described under “—Limitations on Indebtedness;”

(m) liens on shares of Capital Stock or other securities of an Unrestricted Subsidiary that secure Indebtedness or other obligations of such Unrestricted Subsidiary; and

(n) other liens, other than liens on collateral, incurred in the ordinary course of business of the Company or any Restricted Subsidiary with respect to Indebtedness or other obligations of the Company or any of its Restricted Subsidiaries that do not exceed at any one time outstanding $10.0 million in the aggregate.

Limitations on Payment Restrictions Affecting Restricted Subsidiaries. The indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distribution to the Company or its Restricted Subsidiaries on its Equity Interests, (ii) pay any Indebtedness owed to the Company or any other Restricted Subsidiary, (iii) make loans or advances to the Company or any other Restricted Subsidiary or (iv) transfer any of its property or assets to the Company or any other Restricted Subsidiary, except (A) consensual encumbrances or restrictions contained in or created pursuant to the Credit Agreements and other Existing Indebtedness listed on a schedule to the indenture, (B) consensual encumbrances or restrictions in the notes, the indenture, the guarantees and the collateral documents, (C) any restriction, with respect to a Restricted Subsidiary of the Company that is not a Subsidiary of the Company on the Issue Date, in existence at the time such entity becomes a Restricted Subsidiary of the Company; provided that such encumbrance or restriction is not created in anticipation of or in connection with such entity becoming a Subsidiary of the Company and is not applicable to any person or the properties or assets of any person other than a person that becomes a Subsidiary, (D) any encumbrances or restrictions pursuant to an agreement effecting a refinancing of Indebtedness referred to in clause (A) or (C) of this covenant or contained in any amendment to any agreement creating such Indebtedness, provided that the encumbrances and restrictions contained in any such refinancing or amendment are not more restrictive taken as a whole (as determined in good faith by the chief financial officer of the Company) than those provided for in such Indebtedness being refinanced or amended, (E) encumbrances or restrictions contained in any other Indebtedness permitted to be incurred subsequent to the Issue Date pursuant to the provisions of the covenant described under “—Limitations on Indebtedness”, provided that any such encumbrances or restrictions are not more restrictive taken as a whole (as determined in good faith by the chief financial officer of the Company) than the most restrictive of those provided for in the Indebtedness referred to in clause (A) or (C) of this covenant, (F) any such encumbrance or restriction consisting of customary nonassignment provisions in leases governing leasehold interests to the extent such provisions restrict the transfer of the lease, (G) any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Restricted Subsidiary in compliance with the indenture pending the closing of such sale or disposition, provided that such restrictions apply solely to the Capital Stock or assets of such Restricted Subsidiary that are being sold; or (H) any encumbrance or restriction due to applicable law.

Limitations on Asset Sales. The indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, make any Asset Sale (other than to the Company or a guarantor (other than a foreign Subsidiary of the Company) that is party to the collateral documents) unless (i) the Company or such Restricted Subsidiary receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets sold or otherwise disposed of, and (a) in the case of an Asset Sale with respect to assets or property that do not constitute collateral, at least 75% of the consideration received by the Company or such Restricted Subsidiary from such Asset Sale is in the form of cash or Cash Equivalents or (b) in the case of an Asset Sale with respect to assets or property that constitute collateral, (1) at least 75% of the consideration received by the Company or such Restricted Subsidiary is in the form of cash, Cash Equivalents or Specified Collateral Assets that become subject to a first priority perfected security interest in favor of the collateral agent, on behalf of the Holders, in the manner provided in the collateral documents, or any combination thereof and (2) no more than 25% of the consideration received is in the form of Qualified Consideration that becomes subject, upon receipt by the Company or such Restricted Subsidiary and assignment and delivery to the collateral agent, to a first priority perfected security interest in favor of the collateral agent, on behalf of the Holders, in the manner provided in the collateral documents, and (ii) the Net Proceeds received by the Company or such Restricted Subsidiary from such Asset Sale are applied in accordance with the following paragraphs; provided, that for purposes of this covenant “—Limitation on Asset Sales” and any other covenant that requires compliance with this covenant, the Company shall cause any Designated Unrestricted Subsidiary that consummates an Asset Sale to comply with this covenant and the indenture as though such Designated Unrestricted Subsidiary was a Restricted Subsidiary for purposes of this first paragraph of this covenant “—Limitation on Asset Sales”.

In the event of an Asset Sale permitted by the preceding paragraph with respect to assets or property that do not constitute collateral, if all or a portion of the Net Proceeds of such Asset Sale are not required to be applied to repay permanently any Senior Indebtedness of the Company then outstanding as required by the terms thereof, or the Company determines not to apply such Net Proceeds to the permanent prepayment of any Senior Indebtedness outstanding or if no such Senior Indebtedness is then outstanding, then the Company may within 365 days of the Asset Sale, invest the Net Proceeds in the Company or one or more Restricted Subsidiaries. The amount of such Net Proceeds neither used to permanently repay or prepay Senior Indebtedness nor used or invested as set forth in this paragraph constitutes “Non-Collateral Excess Proceeds.”

When the aggregate amount of Non-Collateral Excess Proceeds from one or more of such Asset Sales equals $10.0 million or more, the Company will apply 100% of such Non-Collateral Excess Proceeds within 365 days subsequent to the consummation of such Asset Sale that resulted in the Non-Collateral Excess Proceeds equaling $10.0 million or more to the purchase of notes tendered to the Company for purchase at a price equal to 100% of the principal amount thereof, plus accrued interest, if any, and any other amounts due, if any, to the date of purchase pursuant to an offer to purchase made by the Company (a “Non-Collateral Asset Sale Offer”) with respect to the notes. Any Non-Collateral Asset Sale Offer may include a pro rata offer under similar circumstances to purchase other Senior Indebtedness requiring a similar offer. Any Non-Collateral Asset Sale Offer will be made substantially in accordance with the applicable procedures described in the indenture. Until such time as the Net Proceeds from any Asset Sale with respect to assets or property that do not constitute collateral are applied in accordance with this covenant, such Net Proceeds will be segregated from the other assets of the Company and its Subsidiaries and invested in cash or Cash Equivalents, except that the Company or any Restricted Subsidiary may use any Net Proceeds pending the utilization thereof in the manner (and within the time period) described above, to repay revolving loans (under the Credit Agreements or otherwise) without a permanent reduction of the commitment thereunder.

The Company will cause a notice of any Non-Collateral Asset Sale Offer to be mailed to the Holders at their registered addresses not less than 30 days nor more than 60 days before the purchase date. Such notice will contain all instructions and materials necessary to enable Holders to tender their notes to the Company. Upon receiving notice of a Non-Collateral Asset Sale Offer, Holders may elect to tender their notes in whole or in part in integral multiples of $1,000 in exchange for cash. To the extent that Holders properly tender notes in an amount exceeding the Non-Collateral Asset Sale Offer, notes of tendering Holders will be repurchased on a pro rata basis (based on amounts tendered). To the extent that Holders properly tender notes in an amount less than the Non-Collateral Asset Sale Offer, any Non-Collateral Excess Proceeds remaining after completion of the purchase of such tendered notes may be used by the Company for any purpose not otherwise prohibited by the indenture or the collateral documents. Upon completion of the purchase of all the notes tendered pursuant to a Non-Collateral Asset Sale Offer (if any), the amount of Non-Collateral Excess Proceeds, if any, shall be reset at zero.

In the event of an Asset Sale permitted by the first paragraph of this covenant “—Limitations on Asset Sales” with respect to assets or property that constitute collateral, upon consummation of any such Asset Sale the Company will apply, or cause the applicable Restricted Subsidiary to apply, the Net Proceeds relating to such Asset Sale within 365 days of such Asset Sale to make an investment in Specified Collateral Assets of the Company or one or more guarantors; provided, that the Company or a guarantor, as the case may be, shall own such Specified Collateral Assets, and shall, subject only to Permitted Liens, cause such assets to be subject to a first priority perfected security interest under the collateral documents. The amount of such Net Proceeds not used or invested as set forth in this paragraph constitutes “Collateral Excess Proceeds.”

When the aggregate amount of Collateral Excess Proceeds from one or more of such Asset Sales with respect to assets or property that constitute collateral equals $3.0 million or more, the Company will apply 100% of such Collateral Excess Proceeds within 365 days subsequent to the consummation of such Asset Sale that resulted in the Collateral Excess Proceeds equaling $3.0 million or more to the purchase of notes tendered to the Company for purchase at a price equal to 100% of the principal amount thereof, plus accrued interest, if any, and any other amounts due, if any, to the date of purchase pursuant to an offer to purchase made by the Company (a “Collateral Asset Sale Offer”) with respect to the notes. Any Collateral Asset Sale Offer will be made substantially in accordance with the applicable procedures described in the indenture.

Until such time as the Net Proceeds from any such Asset Sale from assets or property that constitute collateral are applied in accordance with this covenant, whether before or after the 365 day period referred to in the preceding paragraphs, such Net Proceeds (together with any investment in cash or Cash Equivalents therefrom) will be segregated from the other assets of the Company or any of its Subsidiaries and will be held in a separate account under the control of the collateral agent and in which the collateral agent shall have a first priority perfected security interest for the benefit of the Holders in accordance with the indenture and the collateral documents, and will constitute collateral thereunder (the “Collateral Account”).

The Company will cause a notice of any Collateral Asset Sale Offer to be mailed to the Holders at their registered addresses not less than 30 days nor more than 60 days before the purchase date. Such notice will contain all instructions and materials necessary to enable Holders to tender their notes to the Company. Upon receiving notice of a Collateral Asset Sale Offer, Holders may elect to tender their notes in whole or in part in integral multiples of $1,000 in exchange for cash. To the extent that Holders properly tender notes in an amount exceeding the Collateral Asset Sale Offer, notes of tendering Holders will be repurchased on a pro rata basis (based on amounts tendered). To the extent that Holders properly tender notes in an amount less than the Collateral Asset Sale Offer, any Collateral Excess Proceeds remaining after completion of the purchase of such tendered notes may be used by the Company for any purpose not otherwise prohibited by the indenture or the collateral documents. Upon completion of the purchase of all the notes tendered pursuant to a Collateral Asset Sale Offer (if any), the amount of Collateral Excess Proceeds, if any, shall be reset at zero.

Following a sale of assets or property that does not constitute collateral, the Credit Agreements may, depending upon our available borrowing capacity and the absence of an event of default under the Amended Credit Agreement, and future credit agreements to which the Company becomes a party may, restrict the Company’s ability to repurchase the notes pursuant to an Asset Sale Offer from such sale. In the event the Company is required to make an Asset Sale Offer at a time when the Company is prohibited from making such Asset Sale Offer, the Company will be required under the indenture, on or prior to the date that the Company is required to make an Asset Sale Offer, to (i) seek the consent of its lenders to repurchase notes pursuant to such Asset Sale Offer or (ii) refinance the Indebtedness that prohibits such Asset Sale Offer. If the Company does not obtain such a consent or refinance such borrowings, the Company will remain prohibited from making such Offer. The Company’s failure to purchase notes pursuant to an Asset Sale Offer or make such Asset Sale Offer would constitute an Event of Default under the indenture.

The Company will comply, to the extent applicable, with the requirements of Rule 14e-1 under the Exchange Act, any other tender offer rules under the Exchange Act and other securities laws or regulations in connection with any offer to repurchase and the repurchase of the notes as described above.

The Company will not, and will not permit any of its Restricted Subsidiaries to, create or permit to exist or become effective any restriction (other than restrictions not more restrictive taken as a whole (as determined in good faith by the chief financial officer of the Company) than those in effect under Existing Indebtedness and Indebtedness under the Credit Agreements) that would materially impair the ability of the Company to comply with the provisions of this “Limitations on Asset Sales” covenant.

Events of Loss. Within 365 days after any Event of Loss with respect to any collateral with a fair market value (or replacement cost, if greater) in excess of $500,000, the Company or the affected Restricted Subsidiary, as the case may be, may apply the Net Loss Proceeds from such Event of Loss to the rebuilding, repair, replacement or construction of improvements to the property affected by such Event of Loss, with no concurrent obligation to make any purchase of any notes; provided, however, that the Company delivers to the trustee within 90 days of such Event of Loss:

(1) a written opinion from a reputable contractor that the subject property can be rebuilt, repaired, replaced or constructed in, and operating in, substantially the same condition as it existed prior to the Event of Loss within 12 months of the Event of Loss; and

(2) an Officers’ Certificate certifying that the Company has available from Net Loss Proceeds or other sources sufficient funds to complete the rebuilding, repair, replacement or construction described in clause (1) above.

Any rebuilt, repaired, replaced, constructed or improved property will remain collateral and remain subject to a first priority perfected security interest under the collateral documents. Any Net Loss Proceeds from such Event of Loss will be segregated from the other assets of the Company or any of its Subsidiaries and will be held in the Collateral Account. Any Net Loss Proceeds that are not reinvested, or not permitted to be reinvested, as provided in the first sentence of this covenant will be deemed “Excess Loss Proceeds.” When the aggregate amount of Excess Loss Proceeds exceeds $3.0 million, the Company will make an offer (an “Event of Loss Offer”) to all Holders of notes to purchase the maximum principal amount of notes that may be purchased out of the Excess Loss Proceeds. The offer price in any Event of Loss Offer will be equal to 100% of principal amount plus accrued and unpaid interest and any other amounts due, if any, on the notes to the date of purchase, and will be payable in cash. Any Event of Loss Offer will be made substantially in accordance with the applicable procedures described in the indenture. If any Excess Loss Proceeds remain after consummation of an Event of Loss Offer, the Company may use such Excess Loss Proceeds for any purpose not otherwise prohibited by the indenture and the collateral documents. If the aggregate principal amount of notes tendered pursuant to an Event of Loss Offer exceeds the Excess Loss Proceeds, the trustee will select the notes to be purchased on a pro rata basis based on the principal amount of notes tendered. Upon completion of any such Event of Loss Offer, the amount of Excess Loss Proceeds shall be reset at zero.

In the event of an Event of Loss with respect to any collateral pursuant to clause (3) of the definition of “Event of Loss” with respect to any property or assets that have a fair market value (or replacement cost, if greater) in excess of $500,000, the Company or the affected Restricted Subsidiary, as the case may be, will be required to receive consideration at least equal to the Fair Market Value of the property or assets subject to the Event of Loss.

Limitations on Sale and Leaseback Transactions. The indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, enter into any sale and leaseback transaction unless (i) at the time of the occurrence of such transaction and after giving effect to such transaction and (x) in the case of a sale and leaseback transaction that is a Capitalized Lease Obligation, giving effect to the Indebtedness in respect thereof, and (y) in the case of any other sale and leaseback transaction, giving effect to the Attributable Indebtedness in respect thereof, the Company or such Restricted Subsidiary could incur $1.00 of additional Indebtedness pursuant to the covenant described in the initial paragraph under “—Limitations on Indebtedness,” (ii) at the time of the occurrence of such transaction, the Company or such Restricted Subsidiary could incur Indebtedness secured by a lien on property in a principal amount equal to or exceeding the Attributable Indebtedness in respect of such sale and leaseback transaction pursuant to the covenant described under “—Limitations on Liens”, and (iii) the transfer of assets in such sale and leaseback transaction is permitted by, and the Company applies the proceeds of such transaction in compliance with, the covenant described under “—Limitations on Asset Sales.”

Limitations on Mergers; Sales of Assets. The indenture provides that the Company will not consolidate with or merge into, or sell, assign, convey, lease or transfer all or substantially all of its assets and those of its Subsidiaries taken as a whole to, any person, unless (i) the resulting, surviving or transferee person expressly assumes all the obligations of the Company under the notes, the indenture and the collateral documents and promptly executes such amendments, supplements or other instruments, and causes the same to be filed in such jurisdictions as may be required by applicable law, to preserve and protect the liens on the collateral owned by or transferred to the surviving entity, together with such financing statements, consents, agreements and other documents as may be required to perfect any security interests in such collateral which may be perfected under applicable law; (ii) such person is organized and existing under the laws of the United States, a state thereof or the District of Columbia; (iii) at the time of the occurrence of such transaction and after giving effect to such transaction on a pro forma basis, such person could incur $1.00 of additional Indebtedness pursuant to the covenant described in the initial paragraph under “—Limitations on Indebtedness”; (iv) at the time of the occurrence of such transaction and after giving effect to such transaction on a pro forma basis, the Consolidated Net Worth of such person is equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction; (v) each guarantor, to the extent applicable, will by supplemental indenture confirm that its guarantee will apply to such person’s obligations under the notes and will take any and all such other action as required to preserve and protect the lien on the collateral securing the obligations under the indenture, its guarantee and the collateral documents, including executing, delivering and filing such financing statements, consents, agreements and other documents as may be required to perfect any security interests in such collateral which may be perfected under applicable law; and (vi) immediately before and immediately after giving effect to such transaction and treating any Indebtedness that becomes an obligation of the Company or any of its Subsidiaries or of such person as a result of such transaction as having been incurred by the Company or such Subsidiary or such person, as the case may be, at the time of such transaction, no Default or Event of Default has occurred and is continuing.

The indenture provides that no guarantor will, and the Company will not permit a guarantor to, in a single transaction or series of related transactions merge or consolidate with or into any other corporation (other than the Company or any other guarantor) or other entity, or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets to any entity (other than the Company or any other guarantor) unless at the time and giving effect thereto: (i) either (1) such guarantor is the continuing corporation or (2) the entity (if other than such guarantor) formed by such consolidation or into which such guarantor is merged or the entity that acquires by sale, assignment, conveyance, transfer, lease or disposition the properties and assets of such guarantor is a corporation duly organized and validly existing under the laws of the jurisdiction under which such Subsidiary was organized or under the laws of the United States, any state thereof or the District of Columbia or under the laws of any jurisdiction within the European Union and expressly assumes by a supplemental indenture, executed and delivered to the trustee, in a form reasonably satisfactory to the trustee, all the obligations of such guarantor under the notes, the indenture, the guarantee provided by such guarantor and the collateral documents and executes such amendments, supplements or other instruments, and cause the same to be filed in such jurisdictions as may be required by applicable law, to preserve and protect the liens on the collateral owned by or transferred to the surviving entity, together with such financing statements, consents, agreements and other documents as may be required to perfect any security interests in such collateral which may be perfected under applicable law; and (ii) immediately before and immediately after giving effect to such transaction, no Default or Event of Default has occurred and is continuing. The provisions of this paragraph will not apply to any transaction (including any Asset Sale made in accordance with “—Limitations on Asset Sales” above) with respect to any guarantor if the guarantee of such guarantor is released in connection with such transaction in accordance with the applicable provisions of the indenture. Upon any sale, exchange, transfer or other disposition, to any person not an affiliate of the Company (x) of all of the Company’s or a Restricted Subsidiary’s Equity Interests in, or all or substantially all of the assets of, any guarantor or (y) of an amount of Equity Interests that results in any guarantor no longer being a Restricted Subsidiary or a Subsidiary of the Company, which in each case is in compliance with the indenture, such guarantor will be released from all its obligations under its guarantee.

In the event of any transaction (other than a lease) described in and complying with the conditions listed in the immediately preceding paragraphs in which the Company or any guarantor is not the continuing corporation, the successor person formed or remaining will succeed to, and be substituted for, and may exercise every right and power of, the Company or such guarantor, as the case may be, and the Company or such guarantor, as the case may be, would be discharged from its obligations under the indenture, the notes, its guarantee and the collateral documents, as applicable.

Subsidiary Guarantees. The indenture provides that if (i) any domestic Subsidiary of the Company becomes a Restricted Subsidiary after the Issue Date, (ii) the Company or any Restricted Subsidiary acquires, constructs or owns any Specified Collateral Assets after the Issue Date that are required to become collateral under the indenture or the collateral documents, (iii) any domestic Subsidiary of the Company that has a value equal to or greater than 5% of the Company’s total assets determined on a consolidated basis as of the time of determination directly or indirectly guarantees any Senior Indebtedness of the Company, or (iv) any foreign Subsidiary of the Company, which has a value equal to or greater than 5% of the Company’s total assets determined on a consolidated basis as of the time of determination and is not a guarantor (x) directly or indirectly guarantees any Senior Indebtedness of the Company or (y) causes more than two-thirds of its Capital Stock to be pledged to secure any Senior Indebtedness of the Company, the Company will cause such Subsidiary or Subsidiaries to execute and deliver to the trustee a supplemental indenture pursuant to which such Subsidiary or Subsidiaries will (a) unconditionally guarantee all of the Company’s obligations under the indenture and the notes on the same terms as the other guarantors, which guarantee will rank pari passu with any Senior Indebtedness of such Subsidiary and (b) unless such Subsidiary is already party to the collateral documents, grant or cause to be granted to the collateral agent on behalf of the Holders a first priority perfected security interest in all of the Specified Collateral Assets of such Subsidiary of the Company in the manner provided in the collateral documents, to secure such guarantee and the notes on the same basis as the guarantees of the other guarantors and deliver an opinion of counsel (which opinion need not address the priority of liens) with respect to such grant and the due authorization, execution, delivery and enforceability of such guarantee (subject, in each case, to customary exceptions) within 10 business days of the obligation to make such grant. See “—Guarantees”. The Company may at its option cause any Subsidiary of the Company that is a foreign Subsidiary to execute and deliver a guarantee in accordance with the provisions of the indenture.

Upon (i) any sale, exchange, transfer or other disposition (by way of merger, consolidation or otherwise), to any person (other than a guarantor) of all of the Equity Interests of any guarantor, or all or substantially all of the assets of any guarantor, or an amount of Equity Interests that results in any guarantor no longer being a guarantor that is a Subsidiary of the Company, which in each case is in compliance with the indenture, or (ii) the designation by the Company of any guarantor to be an Unrestricted Subsidiary in accordance with the indenture, or (iii) the release of the guarantee or other obligation of any guarantor (other than a guarantor whose assets or properties constitute collateral) with respect to any other Senior Indebtedness of the Company, which guarantee was the sole cause of such guarantor’s guarantee of the Company’s obligations under the indenture and the notes in accordance with clause (iii) or (iv) of the preceding paragraph, such guarantor will be automatically released from all its obligations under its guarantee and the collateral documents, including any lien on its assets under the indenture and the collateral documents; provided, that the release of any guarantor that is a party to the collateral documents from its obligations under its guarantee and the collateral documents pursuant to the foregoing clause (i) of this paragraph shall be deemed an Asset Sale of collateral equal in value to the Fair Market Value of the collateral owned by such guarantor immediately prior to such release, and the Company and such guarantor shall comply with provisions of the covenant described under “—Limitation on Asset Sales” as though the collateral held by such guarantor were sold in such Asset Sale.

Transactions with Affiliates. The indenture provides that the Company and its Restricted Subsidiaries will not, directly or indirectly, enter into any transaction or series of related transactions with or for the benefit of any of their respective affiliates, other than with, between or among the Company and any Restricted Subsidiaries, except on an arm’s-length basis and if (x) (i) in the case of any such transaction in which the aggregate remuneration, rental value or other consideration (including the value of a loan), together with the aggregate remuneration, rental value or other consideration (including the value of a loan) of all such other transactions consummated in the year during which such transaction is proposed to be consummated, exceeds $2.0 million, the Company delivers board resolutions to the trustee evidencing that the board of directors and the Independent Directors that are disinterested each have (by a majority vote) determined in good faith that such transaction is in the best interests of the Company and that the aggregate remuneration, rental value or other consideration (including the value of any loan) inuring to the benefit of such affiliate from any such transaction is not greater than that which would be charged to or extended by the Company or its Subsidiaries, as the case may be, on an arm’s-length basis for similar properties, assets, rights, goods or services by or to a person not affiliated with the Company or its Subsidiaries, as the case may be, and (ii) in the case of any such transaction in which the aggregate remuneration, rental value or other consideration (including the value of any loan), together with the aggregate remuneration, rental value or other consideration (including the value of any loan) of all such other transactions consummated in the year during which such transactions are proposed to be consummated, exceeds $10.0 million, in addition to the requirements set forth in clause (x)(i) above, the Company delivers to the trustee an opinion evidencing that a nationally recognized investment banking firm, unaffiliated with the Company and the affiliate that is party to such transaction, has determined that the aggregate remuneration, rental value or other consideration (including the value of a loan) inuring to the benefit of such affiliate from any such transaction is not greater than that which would be charged to or extended by the Company or its Subsidiaries, as the case may be, on an arm’s-length basis for similar properties, assets, rights, goods or services by or to a person not affiliated with the Company or its Subsidiaries, as the case may be, and (y) all such transactions referred to in clauses (x)(i) and (ii) are entered into in good faith. Any transaction required to be approved by Independent Directors pursuant to the preceding paragraph must be approved by at least one such Independent Director.

The provisions of the preceding paragraph do not prohibit (i) any Restricted Payment permitted to be paid pursuant to the provisions of the covenant described under “—Limitations on Restricted Payments”, (ii) any Permitted Investment, (iii) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the board of directors, (iv) loans or advances to employees in the ordinary course of business consistent with past practices, not to exceed $1.0 million aggregate principal amount outstanding at any time, and (v) the payment of fees and compensation to, and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any of its Subsidiaries, as determined by the board of directors in good faith and as paid or provided pursuant to agreements or arrangements entered into in the ordinary course of business.

Further Assurances. The Company will, and will cause each of the Restricted Subsidiaries to, execute and deliver such additional instruments, certificates, agreements or documents, and take all such actions as may be reasonably required from time to time in order to:

(i) carry out more effectively the purposes of the collateral documents;

(ii) create, grant, perfect and maintain the validity, effectiveness, perfection and priority of any of the collateral documents and the liens created, or intended to be created, by the collateral documents; and

(iii) ensure the protection and enforcement of any of the rights granted or intended to be granted to the trustee under any other instrument executed in connection therewith.

Upon the exercise by the trustee, the collateral agent or any Holder of any power, right, privilege or remedy under the indenture or any of the collateral documents which requires any consent, approval, recording, qualification or authorization of any governmental authority, the Company will, and will cause each of the Restricted Subsidiaries to, execute and deliver all applications, certifications, instruments and other documents and papers that may be required from the Company or any of its Restricted Subsidiaries for such governmental consent, approval, recording, qualification or authorization.

Release of Liens on Collateral. The liens on the collateral in favor of the collateral agent on behalf of the Holders will be released in accordance with the collateral documents including in the following circumstances:

(i) in whole, upon irrevocable payment in full of the principal of, accrued and unpaid interest, premium, if any, and any other amounts due or that will become due prior to payment, on the notes;

(ii) in whole, upon the satisfaction and discharge of the indenture;

(iii) in whole, upon legal or covenant defeasance as set forth under “—Legal Defeasance and Covenant Defeasance”;

(iv) in part, as to any assets or property constituting collateral that (a) is sold, transferred, conveyed or otherwise disposed of by the Company or its Subsidiaries (other than to the Company or a guarantor that is a party to the collateral documents) in a transaction permitted under the indenture and the collateral documents or (b) is owned by or acquired by a Subsidiary of the Company that has been released from its guarantee as described under “—Subsidiary Guarantees,” in each case in compliance with the covenant described under “Limitation on Asset Sales”;

(v) if such release occurs pursuant to an amendment to the indenture or the collateral documents as permitted under “—Amendment, Supplement and Waiver”; or

(vi) so long as no Event of Default has occurred and is continuing, in part, on one occasion upon the request of the Company to the trustee and the collateral agent, with respect to assets or property constituting collateral if, at any time prior to the maturity of the notes, (a) the Company shall have repurchased or redeemed $35.0 million or more aggregate principal amount of the notes and (b) the pro forma ratio of (1) the Fair Market Value of the collateral that would remain subject to the lien in favor of the collateral agent, on behalf of the Holders, following such release of the lien on such collateral to (2) the aggregate principal amount of notes outstanding immediately following such repurchases or redemptions by the Company and release of the lien on such collateral would be equal to or greater than 2.0 to 1.0.

Limitations on Issuances and Sales of Capital Stock of Restricted Subsidiaries. The indenture provides that the Company (i) will not, and will not permit any Restricted Subsidiary to, transfer, convey, sell, lease or otherwise dispose of any Capital Stock of any Restricted Subsidiary to any person other than the Company or a wholly-owned Restricted Subsidiary, unless such transfer, conveyance, sale, lease or other disposition constitutes an Asset Sale or a Permitted Investment, complies with the provisions of the covenant described under “—Subsidiary Guarantees,” and, in the case of an Asset Sale, the cash Net Proceeds from such transfer, conveyance, sale, lease or other disposition are applied in accordance with the covenant described under “—Limitations on Asset Sales”, and (ii) will not permit any Restricted Subsidiary to issue any of its Capital Stock (other than directors’ qualifying shares or shares required to be held by foreign nationals, in each case to the extent mandated by applicable law) to any person other than the Company or a wholly-owned Restricted Subsidiary.

Limitations on Investments. The indenture provides that the Company will not, and will not permit any Restricted Subsidiaries, directly or indirectly, to make any Investment after the Issue Date, other than (i) Permitted Investments and (ii) Restricted Investments to the extent permitted pursuant to the covenant described under “—Limitations on Restricted Payments.”

Provision of Financial Statements and Conference Calls. The indenture provides that, whether or not the Company is subject to Section 13(a) or 15(d) of the Exchange Act, the Company will, to the extent permitted under the Exchange Act, file with the Commission the annual reports, quarterly reports and other documents that the Company would have been required to file with the Commission pursuant to such Section 13(a) or 15(d) if the Company were so subject, such documents to be filed with the Commission on or prior to the respective dates (the “Required Filing Dates”) by which the Company would have been required so to file such documents if the Company were so subject. The Company will also in any event (x) within 15 days of each Required Filing Date (i) transmit by mail to all holders of notes, as their names and addresses appear in the security register, without cost to such holders and (ii) file with the trustee copies of the annual reports, quarterly reports and other documents that the Company would have been required to file with the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act if the Company were subject to such Sections and (y) if filing such documents by the Company with the Commission is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective holder of notes at the Company’s cost. The indenture further provides that the Company will conduct a conference call with investors to discuss the Company’s quarterly and year to date results of operations at least once a quarter, which conference call (i) in the case of a fiscal quarter that is one of the first three fiscal quarters of its fiscal year, shall be conducted no later than 45 days after the end of such fiscal quarter, and (ii) in the case of the fourth fiscal quarter of its fiscal year, shall be conducted no later than 90 days after the end of the fourth fiscal quarter.

Additional Covenants. The indenture also contains covenants with respect to the following matters: (i) payment of principal, premium, if any, and interest; (ii) maintenance of an office or agency in Philadelphia, Pennsylvania; (iii) arrangements regarding the handling of money held in trust; (iv) maintenance of corporate existence; (v) payment of taxes and other claims; (vi) maintenance of properties and (vii) maintenance of insurance.

Defaults and Remedies

The indenture provides that each of the following constitutes an Event of Default: (i) default for 30 days in payment of Interest on the notes; (ii) default in payment of principal of, or premium with respect to, the notes; (iii) failure by the Company or a guarantor to comply with the covenant entitled “Limitations on Mergers; Sales of Assets”; (iv) failure by the Company or a guarantor, if applicable, to comply with the covenants entitled “Limitations on Restricted Payments,” “Limitations on Indebtedness,” “Subsidiary Guarantees,” “Limitations on Liens,” “Limitations on Asset Sales,” “Limitations on Sale and Leaseback Transactions,” “Limitations on Issuances and Sales of Capital Stock of Restricted Subsidiaries,” and “Change of Control” for a period that continues for 30 days after receipt of written notice from the trustee or from the Holders of at least 25% of the aggregate principal amount of the notes then outstanding, specifying such default; (v) failure by the Company or a guarantor, if applicable, to comply with any of its other agreements in the indenture, or the notes for a period that continues for 60 days after receipt of written notice from the trustee or from the Holders of at least 25% of the aggregate principal amount of the notes then outstanding, specifying such default; (vi) the Company denies or disaffirms in writing its obligations under the indenture or the notes; (vii) a guarantor denies or disaffirms in writing its obligations under its guarantee, or any guarantee for any reason ceases to be, or is asserted in writing by any guarantor or the Company not to be, in full force and effect and enforceable in accordance with its terms, except to the extent contemplated by the indenture and any such guarantee; (viii) default or breach of any covenant, condition or agreement contained in the collateral documents by the Company or any guarantor for a period that continues for a period of 60 days after receipt of written notice from the trustee, the collateral agent or the Holders of at least 25% of the aggregate principal amount of the notes then outstanding, specifying such default; (ix) the Company or any of its Restricted Subsidiaries denies or disaffirms in writing its obligations under any collateral document, or any collateral document for any reason ceases to be, or is asserted in writing by any Restricted Subsidiary or the Company not to be, in full force and effect and enforceable in accordance with its terms, except to the extent contemplated by the indenture and the collateral documents; (x) a default under any existing or future Indebtedness of the Company or any of its Subsidiaries (other than the notes or the guarantees), which default (A) is caused by a failure to pay the final scheduled principal installment on such Indebtedness on the stated maturity date thereof (which failure continues beyond any applicable grace period) or (B) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness with respect to which the principal amount remains unpaid at its final maturity (which failure to pay continues beyond any applicable grace period) or the maturity of which has been so accelerated, aggregates $7.5 million or more, (xi) final judgments rendered against the Company or any of its Restricted Subsidiaries (other than any judgment as to which and only to the extent, a reputable insurance company has acknowledged coverage of such claim in writing) exceeding $7.5 million in the aggregate that remain undischarged or unstayed for a period of 60 days, and (xii) certain events of bankruptcy or insolvency of the Company or any of the Restricted Subsidiaries.

If an Event of Default occurs and is continuing, the trustee or the Holders of at least 25% in principal amount of the notes may declare the notes due and payable immediately and/or pursue remedies under the collateral documents. However, if an Event of Default resulting from bankruptcy or insolvency occurs, such amount will be due and payable without any declaration or any act on the part of the trustee or the Holders. Such declaration or acceleration may be rescinded and past defaults may be waived by the Holders of a majority in principal amount of the notes upon conditions provided in the indenture.

Holders may not enforce the indenture, or the notes, except as provided therein. The trustee may require an indemnity satisfactory to it before enforcing the indenture or the notes. Subject to certain limitations, Holders of a majority in principal amount of the notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. The trustee, however, may refuse to follow any direction that conflicts with law or such indenture, that is unduly prejudicial to the rights of any Holder or that would subject the trustee to personal liability. The trustee may withhold from the Holders of the notes notice of any continuing default (except a default in payment of principal, premium, if any, or interest) if it determines in good faith that withholding notice is in their interest. The Company is required to file periodic reports with the trustee as to the absence of Default. If a Default exists, the Company is required to describe the Default and efforts undertaken to remedy the Default.

Directors, officers, employees or stockholders, as such, of the Company, the guarantors and the other Subsidiaries of the Company will not have any liability for any obligations of the Company or any guarantors under the notes, any guarantee or the indenture or for any claim based on, in respect of, or by reason of, such obligations. Each Holder of a note by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for the issue of the notes. Such waiver may not be effective to waive liabilities under the Federal securities laws and it is the view of the Commission that such a waiver is against public policy.

Transfer and Exchange

A Holder may transfer or exchange notes in accordance with the indenture. The Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and to pay any taxes and fees required by law. The Registrar need not transfer or exchange any note previously selected for redemption. A registered Holder of a note will be treated as the owner thereof for all purposes. No note will be valid until the trustee or an authenticating agent manually signs the certificate of authentication on the note. Each note will become effective on the date upon which it is so signed.

Amendment, Supplement and Waiver

Subject to certain exceptions, the indenture, the notes or the collateral documents may be amended or supplemented, and any past default or compliance with any provision may be waived, with the consent of the Holders of a majority in principal amount of the notes then outstanding.

Without the consent of any Holder, the Company and the guarantors may amend or supplement the indenture, the notes or the collateral documents to comply with the provisions of the indenture, to preserve and protect the liens on the collateral (including collateral owned by or transferred to the surviving entity in the case of a consolidation, merger or sale of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole), to provide for uncertificated notes in addition to or in place of certificated notes, to cure any ambiguity, defect or inconsistency, to comply with any requirement of the Commission in connection with the qualification of the indenture under the Trust Indenture Act, to comply with any requirement of the Commission or applicable law to effectuate the exchange offer, to add additional guarantees with respect to the notes, to further secure the notes or the guarantees to enter into additional or supplemental collateral documents for the purpose of adding to the collateral, to evidence and provide the acceptance of the appointment of a successor trustee thereunder, to add to the covenants of the Company or any guarantor for the benefit of the holders of the notes, to surrender any right or power conferred upon the Company or any guarantor or to make any other change that does not adversely affect the rights of any Holder.

Without the consent of each Holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting Holder) (i) reduce the principal amount of notes whose holders must consent to an amendment or waiver; (ii) reduce the rate of, or change the time for payment of, interest, including default interest, on any notes; (iii) reduce the principal of or change the fixed maturity of any note(s), or alter the optional redemption provisions, or alter the price at which the Company will offer to purchase such notes pursuant to an Asset Sale Offer or a Change of Control Offer; (iv) make any note payable in money other than that stated in such note; (v) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of Holders of the notes to receive payments of principal of or interest on the notes; (vi) waive a Default or Event of Default in the payment of principal of, premium if any, or interest on the notes, including any such obligation arising pursuant to an Asset Sale Offer, a Change of Control Offer (except a rescission of acceleration of the notes by the Holders of at least a majority (or, in the case of the failure to make a Change of Control Offer, two-thirds) in principal amount of the notes then outstanding and a waiver of the payment default that resulted from such acceleration); (vii) waive the obligation to make an Asset Sale Offer or any payment required to be made pursuant to an Asset Sale Offer, a Change of Control Offer or a guarantee; (viii) release all or substantially all of the collateral from the lien of the indenture or the collateral documents (except in accordance with the provisions thereof); or (ix) make any change in the foregoing amendment and waiver provisions. An amendment or waiver may not waive the Company’s obligation to make a Change of Control Offer without the consent of the Holders of at least two-thirds in outstanding principal amount of the notes.

Legal Defeasance and Covenant Defeasance

The Company may, at its option and at any time, elect to have all of the obligations of the Company and each guarantor discharged with respect to the outstanding notes (“Legal Defeasance”) except for (i) the rights of Holders of outstanding notes to receive payments in respect of the principal of, premium, if any, and interest on such notes when such payments are due but only from assets deposited by the Company pursuant to clause (i) of the following paragraph, (ii) the Company’s obligations with respect to the notes concerning issuing temporary notes, registration or transfer of notes, mutilated, destroyed, lost or stolen notes, the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the trustee, and the Company’s obligations in connection therewith and (iv) the Legal Defeasance provisions of the indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and any guarantor released with respect to certain covenants that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “Events of Default” will no longer constitute an Event of Default with respect to the notes. In addition, the liens securing the collateral will be released upon Legal Defeasance or Covenant Defeasance.

In order to effect either a Legal Defeasance or a Covenant Defeasance, (i) the Company must irrevocably deposit with the trustee, in trust, for the benefit of the Holders of the notes, cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants or a nationally recognized investment banking firm, to pay the principal of, premium, if any, and interest on the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, of such principal or installment of principal of, premium, if any, or interest on the outstanding notes; (ii) in the case of Legal Defeasance, the Company will deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (A) the Company has received from the Internal Revenue Service a ruling or (B) since the Issue Date, there has been a change in the applicable Federal income tax law, including by means of a Revenue Ruling published by the Internal Revenue Service, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for Federal income tax purposes as a result of such Legal Defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company will deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for Federal income tax purposes as a result of such Covenant Defeasance and will be subject to Federal income tax, on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default has occurred and is continuing on the date of such deposit or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture) to which the Company or any guarantor is a party or by which the Company or any guarantor is bound; (vi) the Company will deliver to the trustee an opinion of counsel to the effect that (A) the trust funds will not be subject to any rights of holders of Senior Indebtedness of the Company or of any guarantor and (B) after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally; (vii) the Company will deliver to the trustee an officers’ certificate stating that the deposit was not made by the Company with the intent of preferring the holders of notes or any guarantee over the other creditors of the Company or any guarantor or with the intent of defeating, hindering, delaying or defrauding creditors of the Company or any guarantor or others; and (viii) the Company will deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

The Trustee

The indenture provides that, except during the continuance of an Event of Default, the trustee will perform only such duties as are specifically set forth in the indenture. During the existence of an Event of Default, the trustee will exercise such rights and powers vested in it under the indenture and use the same degree of care and skill in their exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

The indenture and provisions of the Trust Indenture Act incorporated by reference therein contain limitations on the rights of the trustee, should it become a creditor of the Company or any guarantor, to obtain payment of claim in certain cases or to realize on certain property received by it in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest, it must eliminate such conflict or resign.

The Company or any guarantor may have customary banking relationships with the trustee in the ordinary course of business.

Certain Definitions

“Acquired Indebtedness” means, with respect to any specified person, Indebtedness of any other person (the “Acquired Person”) existing at the time the Acquired Person merges with or into, or becomes a Subsidiary of, such specified person, including Indebtedness incurred in connection with, or in contemplation of, the Acquired Person merging with or into, or becoming a Subsidiary of, such specified person.

“Asset Sale” means, with respect to the Company or any Restricted Subsidiary, the sale, lease, conveyance, transfer or other disposition (including, without limitation, by way of merger or consolidation, and whether by operation of law or otherwise) to any person other than the Company or a wholly-owned Restricted Subsidiary of any of the Company’s or such Restricted Subsidiary’s assets (including, without limitation, (x) any sale or other disposition of Equity Interests of any Restricted Subsidiary and (y) any sale or other disposition of any noncash consideration received by the Company or such Restricted Subsidiary from any prior transaction or series of related transactions that constituted an Asset Sale under the indenture), whether owned on the Issue Date or subsequently acquired, in one transaction or a series of related transactions; provided, however, that the following will not constitute Asset Sales: (i) transactions (other than transactions described in clause (y) above) in any calendar year with aggregate cash and/or Fair Market Value of any other consideration received (including, without limitation, the unconditional assumption of Indebtedness) of less than $1.0 million; (ii) a transaction or series of related transactions that results in a Change of Control; (iii) any sale of assets of the Company and the Restricted Subsidiaries or merger permitted under the covenant described under “Certain Covenants—Limitations on Mergers; Sales of Assets”; (iv) any sale or other disposition of inventory, property (whether real, personal or mixed) or equipment that has become worn out, obsolete or damaged or otherwise unsuitable or no longer needed for use in connection with the business of the Company or any Restricted Subsidiary, as the case may be, in the good faith determination of the board of directors; (v) any sale of inventory to customers in the ordinary and customary course of business; (vi) any sale, lease, conveyance, transfer or other disposition of properties or assets of the Company or any Restricted Subsidiary permitted under the covenant described under “Certain Covenants—Limitations on Restricted Payments”; and (vii) any Permitted Investment; provided, that any Designated Unrestricted Subsidiary Asset Sale shall constitute an Asset Sale; provided further, that notwithstanding the foregoing, any sale, lease, conveyance, transfer or other disposition of collateral by the Company or any Restricted Subsidiary (other than to the Company or a guarantor (other than a foreign Subsidiary of the Company) that is party to the collateral documents) shall constitute an Asset Sale; provided, further, however, that a transaction involving the sale, lease, conveyance, transfer or other disposition of collateral described in the foregoing clause (i) of this definition of Asset Sale (but replacing $1.0 million with $750,000 (with any unused amounts in any calendar year carried forward to the next calendar year or years)) shall be excluded from the foregoing proviso and shall not constitute an Asset Sale so long as (1) the aggregate Fair Market Value of the collateral subject to such transactions does not exceed $750,000 in any calendar year (with any unused amounts carried forward to the next calendar year or years) and $3.75 million in the aggregate and (2) the Company delivers to the trustee and the collateral agent, concurrently with such transaction, an officer’s certificate stating that the Fair Market Value of the sum of (a) the collateral subject to such transaction and released from the lien of the collateral documents and (b) all collateral previously released from the lien of the collateral documents in reliance on this proviso, is not greater than the Fair Market Value of all property and assets added by the Company and the guarantors to the collateral since the Issue Date.

“Attributable Indebtedness” means, with respect to any sale and leaseback transaction, as at the time of determination, the greater of (i) the Fair Market Value of the property subject to such transaction and (ii) the present value (discounted at a rate equivalent to the Company’s then current weighted average cost of funds for borrowed money, compounded on a semi-annual basis) of the total net obligations of the lessee for rental payments during the remaining term of the lease included in such arrangement (including any period for which such lease has been extended). As used in the preceding sentence, the “total net obligations of the lessee for rental payments” under any lease for any such period means the sum of rental and other payments required to be paid with respect to such period by the lessee thereunder excluding any amounts required to be paid by such lessee on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges. In the case of any lease that is terminable by the lessee upon payment of a penalty, such net amount of rent also includes the amount of such penalty, but no rent will be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

“Borrowing Base” means, as of any date, an amount equal to the sum of (a) 85% of the net book value of the accounts receivable of the Company and its Restricted Subsidiaries which are domestic Subsidiaries as of such date, and (b) 60% of the net book value of the inventory owned by the Company and its Restricted Subsidiaries which are domestic Subsidiaries as of such date, all calculated on a consolidated basis and in accordance with GAAP. To the extent that information is not available as to the amount of accounts receivable or inventory as of a specific date, the Company may utilize the most recent available quarterly or annual financial report for purposes of calculating the Borrowing Base.

“Capital Stock” means, with respect to any person, any common stock, preferred stock and any other capital stock of such person and shares, interest, participations or other ownership interest (however designated), of any person and any rights (other than debt securities convertible into, or exchangeable for, capital stock), warrants or options to purchase any of the foregoing, including (without limitation) each class of common stock and preferred stock of such person if such person is a corporation and each general and limited partnership interest of such person if such person is a partnership.

“Capitalized Lease Obligation” means Indebtedness represented by obligations under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP and the amount of such Indebtedness will be the capitalized amount of such obligations determined in accordance with GAAP.

“Cash Equivalents” mean (i) securities issued or directly and fully guaranteed or insured by the United States or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than 90 days from the date of acquisition, (ii) time deposits and certificates of deposit with maturities of not more than 90 days from the date of acquisition, of any commercial banking institution that is a member of the Federal Reserve System having capital and surplus in excess of $500.0 million, whose debt has a rating at the time of any such investment of at least “A-1” or the equivalent thereof by Standard & Poor’s Ratings Group or at least “P-1” or the equivalent thereof by Moody’s Investors Service, Inc., or any bank or financial institution party to the Credit Agreements, (iii) fully secured repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (i) entered into with any bank or financial institution meeting the qualifications specified in clause (ii) above, (iv) commercial paper issued by the parent corporation of any commercial banking institution that is a member of the Federal Reserve System having capital and surplus in excess of $500.0 million and commercial paper or master notes of issuers, rated at the time of any such investment at least “A-1” or the equivalent thereof by Standard & Poor’s Ratings Group or at least “P-1” or the equivalent thereof by Moody’s Investors Service, Inc., or any bank or financial institution party to the Credit Agreements, and in each case maturing within 270 days after the date of acquisition, (v) any money market deposit accounts issued or offered by a domestic commercial bank having combined capital and surplus of at least $500.0 million, and (vi) any shares in an open-end mutual fund organized by a bank or financial institution having combined capital and surplus of at least $500.0 million investing solely in investments permitted by the foregoing clauses (i), (ii), (iv) and (v).

“Consolidated Indebtedness” means the Indebtedness of the Company and its consolidated Restricted Subsidiaries determined on a consolidated basis in conformity with GAAP.

“Consolidated Interest Expense” means, for any period, the total interest expense of the Company and its consolidated Restricted Subsidiaries, excluding amortization of any deferred financing fees, plus, to the extent not included in such interest expense, (i) interest expense attributable to Capitalized Lease Obligations, (ii) amortization of debt discount and debt issuance cost, (iii) capitalized interest, (iv) non-cash interest expense, (v) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing, (vi) interest actually paid by the Company or any such Restricted Subsidiary under any guarantee of Indebtedness or other obligation of any other person, (vii) net costs associated with Hedging Obligations (including fees and amortization of discounts), (viii) preferred stock dividends in respect of all Redeemable Stock of the Company held by persons other than the Company or a wholly-owned Restricted Subsidiary and (ix) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any person (other than the Company) in connection with loans incurred by such plan or trust to purchase newly issued or treasury shares of the Capital Stock of the Company.

“Consolidated Net Income” means, for any period, and as to any person, the aggregate Net Income of such person and its Subsidiaries (other than, in the case of the Company, the Unrestricted Subsidiaries of the Company) for such period determined on a consolidated basis in accordance with GAAP; provided that (i) the Net Income of any person that is not a Subsidiary of such person but that is consolidated with such person or is accounted for by such person by the equity method of accounting will be included only to the extent of the amount of cash dividends or cash distributions actually paid to such person or a wholly-owned Subsidiary of such person (other than, in the case of the Company, the Unrestricted Subsidiaries of the Company), (ii) the Net Income of any person acquired by such person or a Subsidiary of such person in a pooling of interests transaction for any period prior to the date of such acquisition will be excluded, (iii) the Net Income of any Subsidiary of such person that is subject to restrictions, direct or indirect, on the payment of dividends or the making of distributions to such person will be excluded to the extent of such restrictions, (iv) the Net Income of (A) any Unrestricted Subsidiary and (B) any Subsidiary less than 80% of whose securities having the right (apart from the right under special circumstances) to vote in the election of directors are owned by the Company or its wholly-owned Restricted Subsidiaries will be included only to the extent of the amount of cash dividends or cash distributions actually paid by such Subsidiary to the Company or a wholly-owned Restricted Subsidiary of the Company, and (v) all gains (but not losses) that are extraordinary or are either unusual or nonrecurring (including any gain realized upon the termination of any employee pension benefit plan and any gain from the sale or other disposition of assets other than in the ordinary course of business or from the issuance or sale of any Equity Interests) will be excluded.

“Consolidated Net Worth” means, for any person, the total of the amounts shown on the balance sheet of such person and its consolidated Subsidiaries, determined on a consolidated basis without duplication in accordance with GAAP, as of the end of the most recent fiscal quarter of such person ending at least 45 days prior to the taking of any action for the purpose of which the determination is being made, as (i) the amount of Capital Stock (other than Redeemable Stock) plus (ii) the amount of surplus and retained earnings (or, in the case of a surplus or retained earnings deficit, minus the amount of such deficit).

“Controlled Subsidiary” means a Restricted Subsidiary (i) 80% or more of the total Equity Interests or other ownership interests of which (other than directors’ qualifying shares or shares required to be held by foreign nationals, in each case to the extent mandated by applicable law) is at the time owned by the Company (directly or through one or more Controlled Subsidiaries of the Company) and (ii) of which the Company possesses, directly or indirectly, the power to direct or cause the direction of the management or policies, whether through the ownership of voting securities, by agreement or otherwise.

“Credit Agreements” means the Amended Credit Agreement, the Canadian Credit Agreement, the European Credit Agreements and the agreements governing the Domestic Mortgages and Capital Expenditure Loans.

“Designated Unrestricted Subsidiary” means any Subsidiary of StyroChem Europe Delaware, Inc.

“Designated Unrestricted Subsidiary Asset Sale” means, the sale, lease, conveyance, transfer or other disposition (including, without limitation, by way of merger or consolidation, and whether by operation of law or otherwise) to any person other than the Company or a wholly-owned Restricted Subsidiary of any of a Designated Unrestricted Subsidiary’s assets (including, without limitation, (x) any sale or other disposition of Equity Interests of any Designated Unrestricted Subsidiary and (y) any sale or other disposition of any noncash consideration received by the Company or such Designated Unrestricted Subsidiary from any prior transaction or series of related transactions that constituted an Asset Sale under the indenture), whether owned on the Issue Date or subsequently acquired, in one transaction or a series of related transactions; provided, however, that the following will not constitute Asset Sales with respect to such Designated Unrestricted Subsidiary: (i) transactions (other than transactions described in clause (y) above) in any calendar year with aggregate cash and/or Fair Market Value of any other consideration received (including, without limitation, the unconditional assumption of Indebtedness) of less than $1.0 million; (ii) a transaction or series of related transactions that results in a Change of Control; (iii) any sale or other disposition of inventory, property (whether real, personal or mixed) or equipment that has become worn out, obsolete or damaged or otherwise unsuitable or no longer needed for use in connection with the business of such Designated Unrestricted Subsidiary, in the good faith determination of the board of directors and (iv) any sale of inventory to customers in the ordinary and customary course of business.

“EBITDA” for any period means the Consolidated Net Income of the Company and its Restricted Subsidiaries for such period, plus, without duplication, the following to the extent included in calculating such Consolidated Net Income: (i) Consolidated Interest Expense, (ii) consolidated income tax expense and (iii) consolidated depreciation and amortization expense.

“Equity Interests” means shares, interests, participations or other equivalents (however designated) of Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Event of Loss” means, with respect to any asset, any (i) loss, destruction or damage of such asset, (ii) condemnation, seizure or taking by exercise of the power of eminent domain or otherwise of such property or asset, or confiscation of such asset or the requisition of the use of such asset or (iii) settlement in lieu of clause (ii) above.

“Excluded Assets” means (i) machinery and equipment acquired or constructed by the Company or a Restricted Subsidiary after the Issue Date and initially located at a manufacturing or warehouse facility of the Company or a Restricted Subsidiary that was not owned or leased by the Company or a Restricted Subsidiary on the Issue Date, (ii) machinery and equipment acquired or constructed by the Company or a Restricted Subsidiary after the Issue Date and located at the Company’s leased facility existing on the Issue Date and initially located at 314 Mooresville Boulevard, Mooresville, North Carolina (the “Mooresville Facility”) and (iii) machinery and equipment that is (x) leased or financed on the Issue Date by the Company or a Restricted Subsidiary under a Capitalized Lease Obligation or an equipment loan, (y) not subject to the lien of the Amended Credit Agreement and (z) acquired by the Company or a Restricted Subsidiary upon the termination of such lease or owned by the Company or a Restricted Subsidiary free and clear of the lien of such equipment loan upon repayment of such loan; provided, however, that if any such machinery or equipment acquired or constructed by the Company or a Restricted Subsidiary located at the Mooresville Facility has not become subject within 90 days after acquisition or completion of construction to a lien of the type permitted by clause (d) of the covenant described under “Certain Covenants—Limitations on Liens,” then the Company or such Restricted Subsidiary shall grant to the collateral agent on behalf of the Holders a first priority perfected security interest in all of such machinery or equipment, as the case may be, in the manner provided in the collateral documents and such machinery or equipment shall thereafter constitute Specified Collateral Assets.

“Existing Indebtedness” means all Indebtedness (other than Indebtedness outstanding pursuant to the Amended Credit Agreement) of the Company or any Restricted Subsidiary existing on the Issue Date and listed on a schedule to the indenture.

“Fair Market Value” means, with respect to any asset or property, the price that could be negotiated in an arm’s-length transaction, for cash, between a willing seller and a willing buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value will be determined by a majority of the members of the board of directors, and a majority of the disinterested members of such board of directors, if any, acting in good faith and will be evidenced by a duly and properly adopted resolution of the board of directors.

“Foreign Subsidiary Borrowing Base” means, as of any date, an amount equal to the sum of (a) 85% of the net book value of the accounts receivable of the Restricted Subsidiaries of the Company that are foreign Subsidiaries as of such date, and (b) 60% of the net book value of the inventory owned by the Restricted Subsidiaries of the Company that are foreign Subsidiaries as of such date, all calculated on a consolidated basis and in accordance with GAAP. To the extent that information is not available as to the amount of accounts receivable or inventory as of a specific date, the Company may utilize the most recent available quarterly or annual financial statements of such Subsidiaries for purposes of calculating the Foreign Subsidiary Borrowing Base.

“GAAP” means accounting principles generally accepted in the United States as set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession, which are in effect from time to time.

“Hedging Obligations” means the obligations of any person or entity pursuant to any swap or cap agreement, exchange agreement, collar agreement, option, futures or forward hedging contract or other similar agreement or arrangement designed to protect such person or entity against fluctuations in interest rates or foreign exchange rates or the price of raw materials and other chemical products used or produced in the Company’s business as the case may be.

“Incur” has the meaning ascribed thereto in the covenant described under “—Certain Covenants—Limitations on Indebtedness”; provided that (a) with respect to any Indebtedness of any Restricted Subsidiary that is owing to the Company or another Restricted Subsidiary, any disposition, pledge or transfer of such Indebtedness to any person (other than the Company or a wholly-owned Restricted Subsidiary) will be deemed to be an incurrence of such Indebtedness and (b) with respect to any Indebtedness of the Company or a Restricted Subsidiary that is owing to another Restricted Subsidiary, any transaction pursuant to which a wholly-owned Restricted Subsidiary to which such Indebtedness is owing ceases to be a wholly-owned Restricted Subsidiary will be deemed to be an incurrence of such Indebtedness, and provided further that any Indebtedness of a person existing at the time such person becomes a Restricted Subsidiary will be deemed to be incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary. The term “incurrence” has a corresponding meaning.

“Indebtedness” of any person means, without duplication, all liabilities with respect to (i) indebtedness for money borrowed or that is evidenced by a bond, debenture, note or other similar instrument or agreement, but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business; (ii) reimbursement obligations, letters of credit and bankers’ acceptances; (iii) indebtedness with respect to Hedging Obligations; (iv) Capitalized Lease Obligations; (v) indebtedness, secured or unsecured, created or arising in connection with the acquisition or improvement of any property or asset or the acquisition of any business; (vi) all indebtedness secured by any lien upon property owned by such person and all indebtedness secured in the manner specified in this clause even if such person has not assumed or become liable for the payment thereof; (vii) all indebtedness of such person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such person or otherwise representing the deferred and unpaid balance of the purchase price of any such property, including all indebtedness created or arising in the manner specified in this clause even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property; (viii) guarantees, direct or indirect, of any indebtedness of other persons referred to in clauses (i) through (vii) above, or of dividends or leases, taxes or other obligations of other persons, excluding any guarantee arising out of the endorsement of negotiable instruments for collection in the ordinary course of business; (ix) contingent obligations in respect of, or to purchase or otherwise acquire or be responsible or liable for, through the purchase of products or services, irrespective of whether such products are delivered or such services are rendered, or otherwise, any such indebtedness referred to in clauses (i) through (vii) above, (x) any obligation, contingent or otherwise, arising under any surety, performance or maintenance bond; and (xi) Redeemable Stock of the Company valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued and unpaid dividends; which indebtedness, Capitalized Lease Obligation, guarantee or contingent or other obligation such person has directly or indirectly created, incurred, assumed, guaranteed or otherwise become liable or responsible for, whether then outstanding or thereafter created in the case of (i) through (x) above, to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability on the balance sheet of such person in accordance with GAAP. For purposes of the foregoing definition, the “maximum fixed repurchase price” of any Redeemable Stock that does not have a fixed repurchase price will be calculated in accordance with the terms of such Redeemable Stock as if such Redeemable Stock were purchased on any date on which Indebtedness is required to be determined pursuant to the indenture. As used herein, Indebtedness with respect to any Hedging Obligation means, with respect to any specified person on any date, the net amount (if any) that would be payable by such specified person upon the liquidation, close-out or early termination on such date of such Hedging Obligation. For purposes of the foregoing, any settlement amount payable upon the liquidation, close-out or early termination of a Hedging Obligation will be calculated by the Company in good faith and in a commercially reasonable manner on the basis that such liquidation, close-out or early termination results from an event of default or other similar event with respect to such specified person. Any reference in this definition to indebtedness will be deemed to include any renewals, extensions and refundings of any such indebtedness or any indebtedness issued in exchange for such indebtedness.

“Independent Director” means a director of the Company other than a director (i) who (apart from being a director of the Company or any of its Subsidiaries) is an employee, insider, associate or affiliate of the Company or any of its Subsidiaries or has held any such position during the previous year or (ii) who is a director, an employee, insider, associate or affiliate of another party to the transaction in question.

“Interest Coverage Ratio” as of any date of determination means the ratio of (i) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters for which internal financial statements are available prior to the date of such determination to (ii) Consolidated Interest Expense for such four fiscal quarters of the Company and its Restricted Subsidiaries; provided, however, that (A) if the Company or any Restricted Subsidiary has incurred any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Interest Coverage Ratio is an incurrence of Indebtedness, or both, EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been issued on the first day of such period and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period, (B) if since the beginning of such period the Company or any Restricted Subsidiary has made any Asset Sale, EBITDA for such period will be reduced by an amount equal to EBITDA (if positive), directly attributable to the assets that are the subject of such Asset Sale for such period, or increased by an amount equal to EBITDA (if negative), directly attributable thereto for such period and Consolidated Interest Expense for such period will be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with any such sale or other disposition for such period (or, if the Capital Stock of any Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale), (C) if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) has made an Investment in any Restricted Subsidiary (or any person that becomes a Restricted Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made under the indenture, which constitutes all or substantially all of an operating unit of a business, EBITDA and Consolidated Interest Expense for such period will be calculated after giving pro forma effect thereto (including the incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period and (D) in making such computation, Consolidated Interest Expense attributable to any Indebtedness incurred under any revolving credit facility will be computed based on the average daily balance of such Indebtedness during such period. For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto, and the amount of Consolidated Interest Expense associated with any Indebtedness incurred in connection therewith, the pro forma calculations will be determined in good faith by a responsible financial or accounting officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness will be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period.

“Investment” means any direct or indirect advance, loan, other extension of credit or capital contribution (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others) to, purchase or acquisition of Equity Interests, bonds, notes, debentures or other securities of, or purchase or other acquisition of all or a substantial part of the business, Equity Interests or other evidence of beneficial ownership of, or any other investment in or guarantee of any Indebtedness (other than guarantees of Indebtedness of the Company or any Restricted Subsidiary permitted by the covenant described under “—Certain Covenants—Limitations on Indebtedness”) of, any person or any other item that would be classified as an investment on a balance sheet prepared in accordance with GAAP. Investments do not include advances to customers and suppliers in the ordinary and customary course of business and on commercially reasonable terms.

“Issue Date” means the date of first issuance of the notes under the indenture.

“Net Cash Proceeds” means, with respect to any issuance or sale of Equity Interests or debt securities that have been converted into or exchanged for Equity Interests, as referred to under “—Certain Covenants—Limitations on Restricted Payments,” the proceeds of such issuance or sale in the form of cash or Cash Equivalents, net of attorneys’ fees, accountants’ fees and brokerage, consultation, underwriting and other fees and expenses actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

“Net Income” of any person, for any period, means the net income (loss) of such person and its Subsidiaries (other than, in the case of the Company, its Unrestricted Subsidiaries) determined in accordance with GAAP.

“Net Loss Proceeds” means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Event of Loss, including, without limitation, insurance proceeds, proceeds from condemnation awards or damages awarded by any judgment, net of the direct costs in recovery of such proceeds (including, without limitation, legal, accounting, appraisal and insurance adjuster fees and any relocation expenses incurred as a result thereof), amounts required to be applied to the repayment of Indebtedness secured by a lien on the asset or assets that were the subject of such Event of Loss, and any taxes attributable to such Event of Loss paid or payable as a result thereof.

“Net Proceeds” means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, the proceeds of insurance paid on account of the loss of or damage to any property, or compensation or other proceeds for any property taken by condemnation, eminent domain or similar proceedings, and any non-cash consideration received by the Company or any Restricted Subsidiary from any Asset Sale that is converted into or sold or otherwise disposed of for cash within 90 days after the relevant Asset Sale), net of (i) the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions), (ii) any taxes paid or payable as a result thereof, (iii) all amounts required to be applied to the repayment of, or representing the amount of permanent reductions in the commitments relating to, Indebtedness secured by a lien on the asset or assets the subject of such Asset Sale which lien is permitted pursuant to the terms of the indenture, (iv) any reserve for adjustment in respect of the sale price of such asset or assets required by GAAP, and (v) all distributions and other payments required to be made (including any amounts held pending distribution) to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Sale. The amount of any Net Proceeds other than cash will be the Fair Market Value thereof as determined in good faith by the board of directors of the Company. The amount of any taxes required to be accrued as a liability under GAAP as a consequence of an Asset Sale will be the amount thereof as determined in good faith by the board of directors of the Company.

“Permitted Holders” means (i) Michael T. Kennedy; (ii) the spouse and children or grandchildren (including children or grandchildren by adoption) of Michael T. Kennedy; (iii) any controlled affiliate of any of the foregoing; (iv) in the event of the incompetence or death of any of the persons described in clause (i) and clause (ii), such person’s estate, executor, administrator, committee or other personal representative, in each case who at any particular date will beneficially own or have the right to acquire, directly or indirectly, Capital Stock of the Company; or (v) any trusts created for the benefit of the persons described in clause (i), (ii), or (iv) or any trust for the benefit of any such trust.

“Permitted Investment” means (i) any Investment in Cash Equivalents, (ii) any Investment in the Company, (iii) Investments in existence on the Issue Date, (iv) intercompany notes permitted under clause (h) of the covenant described under “—Certain Covenants—Limitations on Indebtedness,” (v) Investments in any Controlled Subsidiary or any guarantor or any person that, as a result of such Investment, becomes a Controlled Subsidiary or a guarantor and (vi) other Investments that, when taken together with all other Investments made pursuant to this clause (vi), do not at one time outstanding exceed $10.0 million (with the Fair Market Value of each Investment being measured at the time such Investment is made and without giving effect to subsequent changes in value).

“Permitted Liens” means as of any particular time, any one or more of the following:

(a) liens for taxes, rates and assessments not yet past due or, if past due, the validity of which is being contested in good faith by the Company or any Restricted Subsidiary by appropriate proceedings promptly instituted and diligently conducted and against which the Company has established appropriate reserves in accordance with GAAP;

(b) the lien of any judgment rendered that is being contested in good faith by the Company or any Restricted Subsidiary by appropriate proceedings promptly instituted and diligently conducted and against which the Company has established appropriate reserves in accordance with GAAP and that does not have a material adverse effect on the ability of the Company and its Restricted Subsidiaries to operate their business or operations;

(c) other than in connection with Indebtedness, any lien arising in the ordinary course of business (i) to secure payments of workers’ compensation, unemployment insurance, pension or other social security or retirement benefits, or to secure the performance of bids, tenders, leases, progress payments, contracts (other than for the payment of money) or to secure public or statutory obligations of the Company, or any Restricted Subsidiary, or to secure surety or appeal bonds to which the Company or any Restricted Subsidiary is a party, (ii) imposed by law dealing with materialmen’s, mechanics’, workmen’s, repairmen’s, warehousemen’s, landlords’, vendors’ or carriers’ liens created by law, or deposits or pledges that are not yet due or, if due, the validity of which is being contested in good faith by the Company or any Restricted Subsidiaries by appropriate proceedings promptly instituted and diligently conducted and against which the Company has established appropriate reserves in accordance with GAAP and (iii) rights of financial institutions to setoff and chargeback arising by operation of law; and (iv) similar liens that are imposed by applicable law;

(d) servitudes, licenses, easements, encumbrances, restrictions, rights-of-way and rights in the nature of easements or similar charges that will not in the aggregate materially adversely impair the use of the subject property by the Company or a Restricted Subsidiary;

(e) zoning and building by-laws and ordinances, municipal bylaws and regulations, and restrictive covenants, which do not materially interfere with the use of the subject property by the Company or a Restricted Subsidiary as such property is used as of the Issue Date; and

(f) any extension, renewal, substitution or replacement (or successive extensions, renewals, substitutions or replacements), as a whole or in part, of any of the liens referred to in clauses (a) through (e) of this definition or the Indebtedness secured thereby; provided that (i) such extension, renewal, substitution or replacement lien is limited to that portion of the property or assets, now owned or hereafter acquired, that secured the lien prior to such extension, renewal, substitution or replacement lien and (ii) the Indebtedness secured by such lien (assuming all available amounts were borrowed) at such time is not increased to an amount greater than the amount originally secured by such lien.

“Qualified Consideration” means a promissory note signed by the obligor that (i) evidences an unconditional promise to pay a sum certain to the order of the applicable selling entity, (ii) is payable by its terms on demand or at a definite time without a right of set-off, deduction or counter-claim, (iii) is freely assignable by its terms by endorsement to the collateral agent or its assignees without the consent of the obligor, (iv) can be held and possessed by the collateral agent for purposes of perfection and (v) can be enforced directly by the collateral agent or its assignees.

“Redeemable Stock” means any Equity Interest that by its terms or otherwise (i) is required to be redeemed prior to the maturity of the notes, (ii) matures or is redeemable, in whole or in part, at the option of the Company, any Subsidiary or the holder thereof or pursuant to a mandatory sinking fund at any time prior to the maturity of the notes, or (iii) is convertible into or exchangeable for debt securities that provide for any scheduled payment of principal prior to the maturity of the notes at the option of the issuer at any time prior to the maturity of the notes, until the right to so convert or exchange is irrevocably relinquished.

“Restricted Investment” means any Investment other than a Permitted Investment.

“Restricted Subsidiary” means (i) any guarantor, (ii) any Subsidiary of the Company in existence on the Issue Date to which any line of business or division (and the assets associated therewith) of any guarantor are transferred after the Issue Date, (iii) any Subsidiary of the Company organized or acquired after the Issue Date, unless such Subsidiary has been designated as an Unrestricted Subsidiary by a resolution of the board of directors as provided in the definition of “Unrestricted Subsidiary” and (iv) any Unrestricted Subsidiary that is designated as a Restricted Subsidiary by the board of directors; provided that immediately after giving effect to any such designation (A) no Default or Event of Default has occurred and is continuing and (B) in the case of any designation referred to in clause (iii) or (iv) hereof, the Company could incur at least $1.00 of Indebtedness pursuant to the covenant described in the initial paragraph under “—Certain Covenants—Limitations on Indebtedness,” on a pro forma basis taking into account such designation. The Company will evidence any such designation to the trustee by promptly filing with the trustee an officers’ certificate certifying that such designation has been made and complies with the requirements of the immediately preceding sentence. Notwithstanding any provision of the indenture to the contrary, each guarantor will be a Restricted Subsidiary. The following Subsidiaries of the Company will be the Restricted Subsidiaries of the Company on the Issue Date: Radnor Chemical Corporation, Radnor Delaware II, Inc., Radnor Management Delaware, Inc., Radnor Management, Inc., StyroChem Canada, Ltd., StyroChem Delaware, Inc., StyroChem Europe Delaware, Inc., StyroChem U.S., Ltd., StyroChem GP, L.L.C., StyroChem LP, L.L.C., WinCup Europe Delaware, Inc., WinCup GP, L.L.C., WinCup LP, L.L.C., WinCup Texas, Ltd. and WinCup Holdings, Inc.

“Senior Indebtedness” means Indebtedness of any person that is not Subordinated Indebtedness.

“Specified Collateral Assets” means, other than Excluded Assets, machinery and equipment located in the United States and owned by the Company or a Restricted Subsidiary that is a domestic Subsidiary of the Company, and that is of the same type or similar to machinery and equipment that constitutes collateral on the Issue Date.

“Subordinated Indebtedness” means Indebtedness of the Company, any guarantor or any other person that expressly provides that such Indebtedness is junior or subordinated in right of payment to the notes or any guarantee, as the case may be.

“Subsidiary” means, with respect to the Company, (i) any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors, under ordinary circumstances, is at the time owned, directly or indirectly, by the Company, by the Company and one or more of its Subsidiaries or by one or more of the Company’s Subsidiaries or (ii) any other person or entity of which at least a majority of voting interest, under ordinary circumstances, is at the time owned, directly or indirectly, by the Company, by the Company and one or more of its Subsidiaries or by one or more of the Company’s Subsidiaries.

“Unrestricted Subsidiary” means, until such time at it may be designated as a Restricted Subsidiary by the board of directors as provided in and in compliance with the definition of “Restricted Subsidiary,” (i) any Subsidiary of the Company organized or acquired after the Issue Date designated as an Unrestricted Subsidiary by the board of directors in which all investments by the Company or any Restricted Subsidiary are made only from funds available for the making of Permitted Investments or Restricted Payments as described under “—Certain Covenants—Limitations on Restricted Payments” and whose assets or properties do not constitute collateral and (ii) any Subsidiary of an Unrestricted Subsidiary whose assets or properties do not constitute collateral. The board of directors may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary owns any assets or property constituting collateral, or any Equity Interests of, or owns, or holds any lien upon, any property of, any Subsidiary of the Company that is not a Subsidiary of such Subsidiary to be so designated; provided that each Subsidiary to be so designated and each of its Subsidiaries has not, at the time of designation, and does not thereafter, directly or indirectly, incur any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any of its Restricted Subsidiaries. The Company will evidence any such designation by promptly filing with the trustee an officers’ certificate certifying that such designation has been made and complies with the requirements of the immediately preceding sentence. The Unrestricted Subsidiaries of the Company on the Issue Date will be all the Subsidiaries of the Company on the Issue Date other than the Restricted Subsidiaries of the Company on the Issue Date.

BOOK-ENTRY; DELIVERY AND FORM

The exchange notes initially will be represented by one or more permanent global certificates in definitive, fully registered form (the “Global Notes”). The Global Notes will be deposited upon issuance with The Depository Trust Company (“DTC”), in the form of a global certificate.

The Global Notes

We expect that pursuant to procedures established by DTC (i) upon the issuance of the Global Notes, DTC or its custodian will credit, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such Global Notes to the respective accounts of persons who have accounts with such depositary and (ii) ownership of beneficial interests in the Global Notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of persons who have accounts with DTC, referred to as “participants”) and the records of participants (with respect to interests of persons who hold interests through participants, referred to as “indirect participants”). Ownership of beneficial interests in the Global Notes will be limited to participants or indirect participants. Holders may hold their interests in the Global Notes directly through DTC if they are participants in such system, or indirectly through organizations that are participants in such system.

So long as DTC, or its nominee, is the registered owner or holder of the notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such Global Notes for all purposes under the indenture. No beneficial owner of an interest in the Global Notes will be able to transfer that interest except in accordance with DTC’s procedures, in addition to those provided for under the indenture with respect to the notes.

Payments of the principal of, premium (if any) and interest on the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of us, the Trustee or any paying agent under the indenture will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

We expect that DTC or its nominee, upon receipt of any payment of principal, premium (if any) or interest on the Global Notes will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way through DTC’s same-day funds system in accordance with DTC rules and will be settled in same-day funds. If a holder requires physical delivery of a certificated security for any reason, including to sell notes to persons in states that require physical delivery of the notes, or to pledge such securities, such holder must transfer its interest in a Global Note, in accordance with the normal procedures of DTC and with the procedures set forth in the indenture.

DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the indenture, DTC will exchange the Global Notes for certificated securities, which it will distribute to its participants.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time.

Neither of us nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Securities

Certificated securities shall be issued in exchange for beneficial interests in the Global Notes (i) under limited circumstances, if requested by a holder of such interests or (ii) if DTC is at any time unwilling or unable to continue as a depositary for the Global Notes and a successor depositary is not appointed by us within 90 days.

REGISTRATION RIGHTS

We, the guarantors and the initial purchaser entered into a registration rights agreement (the “Registration Rights Agreement”) on the original issue date of the old notes (the “Issue Date”).

If,

1. we determine in reasonably good faith that (x) because of any change in law or in currently prevailing interpretations of the Staff of the SEC, we are not likely to be permitted to effect an exchange offer by November 23, 2004 or (y) the exchange notes would not be tradeable upon receipt by the holder participating in the exchange offer without restriction under state and federal securities laws (other than due solely to the status of such holder as our affiliate or an affiliate of any of the guarantors within the meaning of the Securities Act); or

2. the exchange offer is not consummated by December 23, 2004; or

3. in certain circumstances, certain holders of unregistered exchange notes so request; or

4. in the case of any holder that participates in the exchange offer, such holder does not receive exchange notes on the date of the exchange that may be sold without restriction under state and federal securities laws (other than due solely to the status of such holder as our affiliate or an affiliate of any of the guarantors within the meaning of the Securities Act) and notifies us of such restriction as required within the applicable time period, then in each case, we will (x) promptly deliver to the holders and the Trustee written notice thereof, and (y) at our sole expense, (a) as promptly as practicable, file a shelf registration statement covering resales of the notes (the “Shelf Registration Statement”) and (b) use our best efforts to cause the Shelf Registration Statement to become effective and to keep effective such Shelf Registration Statement until the earlier of three years after the Issue Date or such time as all of the applicable notes have been sold thereunder.

We will, in the event that a Shelf Registration Statement is filed, provide to each holder copies of the prospectus that is a part of the Shelf Registration Statement, notify each such holder when the Shelf Registration Statement for the notes has become effective and take certain other actions as are required to permit unrestricted resales of the notes. A holder that sells notes pursuant to the Shelf Registration Statement will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement that are applicable to such a holder (including certain indemnification rights and obligations).

If we fail to meet the targets listed above, then additional interest (the “Additional Interest”) shall become payable in respect of the notes as follows:

1. if, notwithstanding that we have consummated or will consummate an exchange offer, we are required to file a Shelf Registration Statement and if such Shelf Registration Statement is not filed on or prior to the date required by the Registration Rights Agreement, then commencing on the day after such required filing date, Additional Interest shall accrue on the principal amount of the notes at a rate of 0.25% per annum for the first 90 days immediately following each such filing date, such Additional Interest rate increasing by an additional 0.25% per annum at the beginning of each subsequent 90-day period; or

2. if, notwithstanding that we have consummated or will consummate an exchange offer, we are required to file a Shelf Registration Statement and such Shelf Registration Statement is not declared effective by the SEC on or prior to the date required by the Registration Rights Agreement, then, commencing on the day after either such required effective date, Additional Interest shall accrue on the principal amount of the notes at a rate of 0.25% per annum for the first 90 days immediately following such date, such Additional Interest rate increasing by an additional 0.25% per annum at the beginning of each subsequent 90-day period; or

3. if (A) we have not exchanged exchange notes for all notes validly tendered in accordance with the terms of the exchange offer on or prior to December 23, 2004 or (B) if applicable, the Shelf Registration Statement or the registration statement filed with respect to this exchange offer (the “Exchange Offer Registration Statement”) has been declared effective for the period specified in the Registration Rights Agreement and such Shelf Registration Statement or Exchange Offer Registration Statement ceases to be effective at any time prior to the applicable date required by the Registration Rights Agreement (other than after such time as all notes have been disposed of thereunder), then Additional Interest shall accrue on the principal amount of the notes at a rate of 0.25% per annum for the first 90 days commencing on (x) December 24, 2004, in the case of (A) above, or (y) the day such Shelf

Registration Statement or Exchange Offer Registration Statement ceases to be effective for the specified period, in the case of (B) above, such Additional Interest rate increasing by an additional 0.25% per annum at the beginning of each subsequent 90-day period;

provided, however, that the Additional Interest rate on the notes may not accrue under more than one of the foregoing clauses (1)-(3) at any one time and at no time shall the aggregate amount of Additional Interest accruing exceed in the aggregate 1.00% per annum; provided, further, however, that (a) upon the filing of the Exchange Offer Registration Statement or a Shelf Registration Statement (in the case of clause (1) above), (b) upon the effectiveness of the Shelf Registration Statement (in the case of clause (2) above), or (c) upon the exchange of exchange notes for all notes tendered (in the case of clause (3)(A) above), or upon the effectiveness of the Shelf Registration Statement or Exchange Offer Registration Statement that had ceased to remain effective (in the case of clause (3)(B) above), Additional Interest on the notes as a result of such clause (or the relevant subclause thereof), as the case may be, shall cease to accrue.

Any amounts of Additional Interest due pursuant to clause (1), (2) or (3) above will be payable in cash on the same original interest payment dates as the notes.

The summary herein of certain provisions of the Registration Rights Agreement does not purport to be complete and is subject to all the provisions of the Registration Rights Agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations of the acquisition, ownership and disposition of the exchange notes. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, Internal Revenue Service (“IRS”) rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This discussion is not binding on the IRS, and there can be no assurance that the IRS will have a similar view with respect to the tax consequences described below. No ruling has been or will be requested by the Company from the IRS on any matters relating to the notes. This discussion does not purport to deal with all aspects of federal income taxation that may be relevant to a particular investor’s decision to purchase the exchange notes, and it is not intended to be wholly applicable to all categories of investors, some of which, such as dealers in securities, banks, financial institutions, insurance companies, tax-exempt organizations and persons holding notes as part of a hedging or “conversion” transaction or a straddle, may be subject to special rules. In addition, this discussion is limited to persons that will hold the exchange notes represented thereby as a “capital asset” within the meaning of section 1221 of the Code. This discussion does not address the consequences to a holder of notes under state, local or foreign tax laws.

YOU SHOULD CONSULT YOUR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE EXCHANGE NOTES.

Exchange Offer. The exchange of the exchange notes for the old notes pursuant to the exchange offer will not be treated as an “exchange” for U.S. federal income tax purposes because the exchange notes will not be considered to differ materially in kind or extent from the old notes. Rather, the exchange notes received by a holder will be treated as a continuation of the notes in the hands of such holder. As a result, there will be no U.S. federal income tax consequences to holders exchanging the old notes for the exchange notes pursuant to the exchange offer. The holder must continue to include stated interest in income as if the exchange had not occurred. Similarly, there would be no U.S. federal income tax consequences to a holder of old notes that does not participate in the exchange offer.

Interest Income. Interest on the notes will be includable in the income of a holder under the holder’s regular method of accounting. The notes will not be treated as having been issued with original issue discount.

Market Discount. Under the market discount rules, if a holder of a note (other than a holder who purchased the note upon original issuance) purchases it at a market discount (i.e., at a price below its stated redemption price at maturity) in excess of a statutorily-defined de minimis amount and thereafter recognizes gain upon a disposition or retirement of the note, absent an election to include market discount in income as it accrues, the lesser of the gain recognized or the portion of the market discount that accrued on a ratable basis (or, if elected, on a constant interest rate basis) will be treated as ordinary income at the time of the disposition. Moreover, any market discount in a note may be taxable to an investor to the extent of appreciation at the time of certain otherwise non-taxable transactions (e.g., gifts). Absent an election to include market discount in income as it accrues, a holder of a market discount debt instrument may be required to defer a portion of any interest expense that otherwise may be deductible on any indebtedness incurred or maintained to purchase or carry such debt instrument until the holder disposes of the debt instrument in a taxable transaction.

Bond Premium. A holder who purchases a note for an amount in excess of its stated redemption price at maturity will be considered to have purchased the note with “amortizable bond premium.” A holder of a note may elect to amortize the premium on the constant yield to maturity method. The amount amortized in any year will be treated as a reduction of the holder’s interest income from the note during such year and will reduce the holder’s adjusted tax basis in the note by such amount. Because the notes are subject to redemption at the option of the Company at various dates, a holder will calculate the amount of amortizable bond premium based on the amount payable at the applicable call date (rather than the maturity date), but only if such calculation results in a greater overall yield to the holder. A holder of a note that does not make the election to amortize the premium will not reduce its tax basis in the note and thus effectively will realize a smaller gain, or a larger loss, on a taxable disposition of the note than it would have realized had the election been made. The election to amortize the premium on a constant yield to maturity method, once made, applies to all debt obligations held or subsequently acquired by the electing holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service.

Sale, Exchange or Retirement of the Notes. Each holder of notes will recognize gain or loss upon the sale, exchange, repurchase, redemption, retirement or other disposition of those notes measured by the difference (if any) between (i) the amount of cash and the fair market value of any property received (except to the extent that such cash or other property is attributable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary income) and (ii) the holder’s adjusted tax basis in those notes (including any adjustments with respect to amortized market discount or amortized bond premium). Any such gain or loss recognized on the sale, exchange, repurchase, redemption, retirement or other disposition of a note should be capital gain or loss (except as discussed under “Market Discount” above), and would be long-term capital gain or loss if the note had been held for more than one year at the time of the sale or exchange. Capital gains of individuals derived with respect to capital assets held for more than one year at the time of sale or exchange are eligible for reduced rates of taxation. An investor’s initial basis in a note will be the cash price it paid therefor.

Additional Interest. It is possible that the IRS could find that the Additional Interest which we would be obliged to pay if the exchange offer registration statement is not declared effective within the applicable time periods (or certain other actions are not taken), as described under the heading “Registration Rights,” is a “contingent payment.” If Additional Interest is so treated, unless the likelihood of the contingent payment is remote or the amount is incidental, the notes may be treated as contingent payment debt instruments. In that event, the timing, amount and character of income recognized may be different from that discussed above. We believe that the possibility of Additional Interest is remote and, accordingly, we do not intend to treat the notes as contingent payment debt instruments. Such determination by us is binding on all holders except a holder that discloses its differing position in a statement attached to its timely filed U.S. federal income tax return for the taxable year during which a note was acquired or other taxable disposition. The discussion above assumes that the notes will not be treated as contingent payment debt instruments.

Backup Withholding. A holder of notes may be subject to “backup withholding” at a current rate of 28% with respect to certain “reportable payments,” including interest payments and, under certain circumstances, principal payments on the notes. These backup withholding rules apply if the holder, among other things, (i) fails to furnish a social security number or other taxpayer identification number (“TIN”) certified under penalties of perjury within a reasonable time after the request therefor, (ii) furnishes an incorrect TIN, (iii) fails to report interest properly, or (iv) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such holder is not subject to backup withholding. A holder who does not provide us with its correct TIN also may be subject to penalties imposed by the IRS. Any amount withheld from a payment to a holder under the backup withholding rules is creditable against the holder’s federal income tax liability, provided that the required information is furnished to the IRS. Backup withholding will not apply, however, with respect to payments made to certain holders, including corporations, tax-exempt organizations and certain foreign persons (“exempt recipients”), provided their exemptions from backup withholding are properly established.

The amount of any “reportable payments” including interest made to the holders of notes (other than to holders that are exempt recipients) and the amount of tax withheld, if any, with respect to such payments will be reported to such holders and to the IRS for each calendar year.

Foreign Holders. The following discussion is a summary of certain U.S. federal income tax consequences to a foreign person that holds a note. The term “foreign person” means a nonresident alien individual or foreign corporation, but only if the income or gain on the note is not considered “effectively connected” with the conduct of a trade or business within the United States. If the income or gain on the note is effectively connected with the conduct of a trade or business within the United States, then the nonresident alien individual or foreign corporation will be subject to U.S. federal income tax on such income or gain in essentially the same manner as a U.S. citizen or resident or a domestic corporation, as discussed above, and in the case of a foreign corporation, may also be subject to the U.S. branch profits tax.

Under the portfolio interest exemption from withholding of U.S. tax on interest paid to a foreign person, a foreign person will not be subject to U.S. federal income tax (or to U.S. withholding) on interest payments on a note that is in registered form provided that (i) certain documentation requirements described below are satisfied and (ii) the foreign person is not a “disqualified person” as defined below. Subject to certain exceptions not applicable to a holder of the notes, a foreign person who either (i) does not satisfy the documentation requirements or (ii) is considered a disqualified person, would, under current law, be subject to U.S. federal withholding tax at a flat rate of 30% (or lower applicable treaty rate) on U.S. source interest payments. We expect that the notes will satisfy the registered form requirement as a result of DTC’s practices and procedures. The documentation requirements will be satisfied if we, our paying agent or the person who would otherwise be required to withhold tax receives, prior to the payment of any interest, either (i) from the beneficial owner of the note, a duly executed Form W-8BEN, Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding, or (ii) from the financial institution holding the note on behalf of the beneficial owner, a duly executed Form W-8IMY, Certificate of Foreign Intermediary, Foreign Flow-Through Entity, or Certain U.S. Branches for United States Tax Withholding, together with any required additional statements from the beneficial owner of the note. A foreign person will be considered a “disqualified person” (and unable to benefit from the portfolio interest exemption) if the foreign person (i) owns directly, indirectly or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote, (ii) is a bank and the interest is being paid on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business or (iii) is a controlled foreign corporation that is related (within the meaning of Section 864(d)(4) of the Code) to us.

Gain recognized by a non-resident foreign person upon the redemption, sale or exchange of a note (including any gain representing accrued market discount) will not be subject to U.S. federal income tax. However, a foreign person may be subject to U.S. federal income tax at a flat rate of 30% (unless exempt by an applicable treaty) on any such gain if the foreign person is an individual present in the United States for 183 days or more during the taxable year in which the note is redeemed, sold or exchanged, and certain other requirements are met. Because the exchange of the exchange notes for the old notes pursuant to the exchange offer will not be treated as an “exchange” for U.S. federal income tax purposes, there will be no U.S. federal income tax consequences to foreign persons exchanging the old notes for the exchange notes pursuant to the exchange offer.

In addition, a foreign person may be subject to backup withholding at a rate of 28% with respect to payments of interest or proceeds of a sale unless the foreign person (i) properly certifies as to its foreign status (for example, by executing Form W-8BEN, as described above) and certain other conditions are met or (ii) otherwise establishes entitlement to an exemption from backup withholding.

CERTAIN ERISA CONSIDERATIONS

The exchange notes, subject to satisfaction of certain conditions, may be acquired and held by an employee benefit plan subject to Title I of ERISA, or by an individual retirement account or employee benefit plan subject to section 4975 of the Code. A fiduciary of an employee benefit plan subject to ERISA must determine that the acquisition and holding of an exchange note is consistent with its fiduciary duties under ERISA. The fiduciary of an ERISA plan, as well as any other prospective investor subject to section 4975 of the Code, must also determine that its acquisition and holding of exchange notes does not result in a non-exempt prohibited transaction as defined in section 406 of ERISA or section 4975 of the Code. Each purchaser and transferee of exchange notes subject to ERISA and/or Section 4975 of the Code will be deemed to have made certain representations with respect to its acquisition and holding of the exchange notes.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account in exchange for old notes pursuant to the exchange offer must acknowledge that such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities and that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes.

Under existing interpretations of the SEC contained in several no-action letters to third parties, the exchange notes will be freely transferable by holders thereof (other than our affiliates) after the exchange offer without further registration under the Securities Act; provided, however, that each holder that wishes to exchange its old notes for exchange notes will be required to represent:

1. that any exchange notes to be received by such holder will be acquired in the ordinary course of its business;

2. that at the time of the consummation of the exchange offer such holder will have no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes in violation of the Securities Act;

3. that such holder is not our “affiliate” (as defined in Rule 405 promulgated under the Securities Act) or an “affiliate” of any of the guarantors;

4. if such holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of exchange notes; and

5. if such holder is a broker-dealer (a “Participating Broker-Dealer”), such holder will receive exchange notes for its own account in exchange for old notes that were acquired as a result of market making or other trading activities and that such holder will deliver a prospectus in connection with any resale of such exchange notes.

We will agree to make available, during the period required by the Securities Act, a prospectus meeting the requirements of the Securities Act for use by Participating Broker-Dealers and other persons, if any, with similar prospectus delivery requirements for use in connection with any resale of exchange notes.

If any holder is an affiliate of the Company or is engaged in or intends to engage in or has any arrangement or understanding with respect to the distribution of the exchange notes to be acquired pursuant to the exchange offer, such holder:

•	may not rely on the applicable interpretations of the staff of the SEC and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

The Company will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The Company has agreed, pursuant to the Registration Rights Agreement, to pay all expenses incident to the exchange offer (including the expenses of one counsel for all the holders of the old notes and exchange notes as a single class) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the old notes and exchange notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters relating to the exchange notes and the guarantees being offered hereby will be passed upon for us by Duane Morris LLP, Philadelphia, Pennsylvania.

EXPERTS

The consolidated financial statements of Radnor as of December 27, 2002 and December 26, 2003, and for years then ended, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The report of independent registered public accounting firm covering the December 27, 2002 and December 26, 2003 consolidated financial statements contains explanatory paragraphs that refer to a change in accounting for certain equity investments and accounting for stock-based compensation, as well as to KPMG LLP’s audit of the adjustments that were applied to revise the fiscal 2001 consolidated financial statements, as more fully described in Note 2 to the consolidated financial statements. However, they were not engaged to audit, review or apply any procedures to the fiscal 2001 consolidated financial statements other than with respect to such adjustments and disclosures.

The consolidated statements of operations, stockholders’ (deficit) equity and cash flows for the year ended December 28, 2001 included herein have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report appearing herein.

As a result of Arthur Andersen’s cessation of operations, Arthur Andersen is no longer in a position to reissue their audit report or to provide a consent to include financial statements reported on by them in our prospectus. The report covering our financial statements for the year ended December 28, 2001 was previously issued by Arthur Andersen, and has not been reissued by them. Because Arthur Andersen has not reissued their report and because we are unable to obtain a consent from Arthur Andersen, you will be unable to sue Arthur Andersen under Section 11 or 12 of the Securities Act for material misstatements or omissions, if any, in this prospectus, including the financial statements covered by their previously issued report. We believe that it is unlikely that you would be able to recover damages from Arthur Andersen for any claim against them.

On June 27, 2002, our board of directors decided to no longer engage Arthur Andersen as Radnor’s independent public accountants and engaged KPMG LLP to serve as Radnor’s independent registered public accounting firm for the fiscal year ended December 27, 2002.

Arthur Andersen’s report on Radnor’s consolidated financial statements for the two fiscal years in the period ended December 28, 2001 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. During Radnor’s two fiscal years ended December 29, 2000 and December 28, 2001 and through the date of our report on Form 8-K filed on June 28, 2002, there were no disagreements with Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure that, if not resolved to Arthur Andersen’s satisfaction, would have caused it to make reference to the subject matter in connection with its report on Radnor’s consolidated financial statements for such years. There were no reportable events as listed in Item 304(a)(1)(v) of Regulation S-K.

Radnor provided Arthur Andersen with a copy of the disclosure from our report on Form 8-K filed on June 28, 2002. We requested and received from Arthur Andersen a letter, dated June 27, 2002, stating its agreement with such statements and filed the same as Exhibit 16.1 to our report on Form 8-K filed on June 28, 2002.

During each of Radnor’s two fiscal years in the period ended December 28, 2001 and through the date of Radnor’s report on Form 8-K filed on June 28, 2002, Radnor did not consult with KPMG LLP with respect to the application of accounting principles to a specified transaction, either completed or posed, or the type of audit opinion that might be rendered on Radnor’s consolidated financial statements, or any other matters or reportable events listed in Items 304(a)(2)(i) and (ii) of Regulation S-K.

The financial statements of Radnor Investments, L.P. as of December 31, 2002, and for the year then ended, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of Polar Plastics Inc. as of March 27, 2003 and March 31, 2002 and for the years then ended have been included herein in reliance upon the report of Bessner Gallay Kreisman, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE TO FIND MORE INFORMATION

In connection with the exchange offer, we have filed with the SEC a registration statement on Form S-4 under the Securities Act relating to the exchange notes to be issued in the exchange offer. As permitted by SEC rules, this prospectus omits information included in the registration statement. For a more complete understanding of this exchange offer, you should refer to the registration statement, including its exhibits. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and, in each instance, if the contract or document is filed as an exhibit, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement.

We file reports and other information with the SEC. Our SEC filings are available over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the public reference room.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Radnor Holdings Corporation:

We have audited the accompanying consolidated balance sheets of Radnor Holdings Corporation and subsidiaries as of December 26, 2003 and December 27, 2002, and the related consolidated statements of operations, stockholders’ equity and cash flows for the fiscal years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The fiscal 2001 consolidated financial statements of Radnor Holdings Corporation and subsidiaries were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements, before the revision described in Note 2 to the consolidated financial statements, in their report dated March 13, 2002.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the fiscal 2003 and 2002 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Radnor Holdings Corporation and subsidiaries as of December 26, 2003 and December 27, 2002, and the results of their operations and their cash flows for the fiscal years then ended in conformity with U.S. generally accepted accounting principles.

As discussed above, the fiscal 2001 consolidated financial statements of Radnor Holdings Corporation and subsidiaries, were audited by other auditors who have ceased operations. As described in Note 2, these consolidated financial statements have been revised to reflect the Company’s change in reporting of sales and marketing rebates. We audited the adjustments described in Note 2 that were applied to revise the fiscal 2001 consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review or apply any procedures to the fiscal 2001 consolidated financial statements of Radnor Holdings Corporation and subsidiaries other than with respect to such adjustments and disclosures, and, accordingly, we do not express an opinion or any other form of assurance on the fiscal 2001 consolidated financial statements taken as a whole.

As described in Note 14, the Company’s consolidated financial statements for fiscal 2002 and consolidated balance sheet for fiscal 2003 have been restated to reflect the expensing of divestiture related costs that were originally accounted for as a prepaid expense.

As discussed in Note 2 in the consolidated financial statements, the Company changed its accounting for certain equity investments and its accounting for stock-based compensation.

/s/ KPMG LLP

Philadelphia, Pennsylvania

March 22, 2004, except as to Note 14, which is as of August 3, 2004, and except as to Note 15, which is as of November 3, 2004

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Radnor Holdings Corporation:

We have audited the accompanying consolidated balance sheets of Radnor Holdings Corporation (a Delaware corporation) and subsidiaries as of December 28, 2001 and December 29, 2000, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 28, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Radnor Holdings Corporation and subsidiaries as of December 28, 2001 and December 29, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP

Philadelphia, Pennsylvania

March 13, 2002

Above is a copy of the report previously issued by Arthur Andersen LLP in connection with Radnor Holdings Corporation’s filing on Form 10-K for the year ended December 28, 2001. This audit report has not been reissued by Arthur Andersen LLP in connection with Radnor Holdings Corporation’s filing on Form 10-K for the year ended December 26, 2003. In accordance with EITF 00-22, the Company has changed its reporting of sales and marketing rebates as discussed in Note 2.

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 26, 2003 and December 27, 2002

(In thousands, except share amounts)

	2003	2002
ASSETS
Current assets:
Cash	$6,896	$4,059
Accounts receivable, net	41,441	36,165
Inventories	52,202	37,715
Prepaid expenses and other	10,186	5,871
Deferred tax asset	2,889	2,261

	113,614	86,071

Property, plant, and equipment, at cost:
Land	7,034	6,956
Supplies and spare parts	6,044	4,282
Buildings and improvements	40,897	39,385
Machinery and equipment	236,820	198,794

	290,795	249,417
Less accumulated depreciation	(92,142)	(73,921)

	198,653	175,496
Investments	66,606	14,735
Intangible assets	5,790	—
Other assets	10,811	7,009

	$395,474	$283,311

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$45,993	$34,141
Accrued liabilities	26,913	15,154
Current portion of long-term debt	13,626	6,548
Current portion of capitalized lease obligations	2,324	1,141

	88,856	56,984

Long-term debt, net of current portion	237,478	205,928
Capitalized lease obligations, net of current portion	6,038	1,597
Deferred tax liability	3,552	7,816
Other non-current liabilities	3,608	1,746
Minority interest in consolidated subsidiary	48,934	—
Commitments and contingencies (Note 6)	—	—
Stockholders’ equity:
Voting and nonvoting common stock. Authorized 22,700 shares; issued and outstanding 6,245 shares	1	1
Additional paid-in capital	19,387	19,387
Retained earnings (deficit)	(15,267)	(5,484)
Cumulative translation adjustment	2,887	(4,664)

Total stockholders’ equity	7,008	9,240

	$395,474	$283,311

See accompanying notes to consolidated financial statements.

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Fiscal years ended December 26, 2003, December 27, 2002 and December 28, 2001

(In thousands)

	2003	2002	2001
Net sales	$341,664	$323,182	$325,734
Cost of goods sold	279,013	243,501	250,719

Gross profit	62,651	79,681	75,015

Operating expenses:
Distribution	23,335	22,621	25,176
Selling, general and administrative	31,567	33,124	32,464
Gain on sale of business	—	—	(10,493)
Other expenses (Notes 1 and 5)	1,838	1,244	—

	56,740	56,989	47,147

Income from operations	5,911	22,692	27,868

Interest, net	21,027	21,382	22,331
Income from unconsolidated affiliates	(3,623)	(6,165)	(1,160)
Other, net	902	1,146	2,657

	18,306	16,363	23,828

Income (loss) before income taxes and discontinued operations	(12,395)	6,329	4,040
Provision (benefit) for income taxes	(2,612)	2,455	2,150

Income (loss) before discontinued operations	(9,783)	3,874	1,890
Loss from discontinued operations, net of tax	—	48	247

Net income (loss)	$(9,783)	$3,826	$1,643

See accompanying notes to consolidated financial statements.

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Fiscal years ended December 26, 2003, December 27, 2002

and December 28, 2001

(In thousands, except share amounts)

	Voting and nonvoting common stock		Additional paid-in capital	Retained earnings (deficit)	Cumulative translation adjustment	Total
	Shares	Amount
Balance, December 29, 2000	6,245	$1	$19,387	$(10,953)	$(10,246)	$(1,811)
Comprehensive income:
Net income	—	—	—	1,643	—	1,643
Translation adjustment	—	—	—	—	285	285

Total comprehensive income						1,928

Balance, December 28, 2001	6,245	1	19,387	(9,310)	(9,961)	117
Comprehensive income:
Net income	—	—	—	3,826	—	3,826
Translation adjustment	—	—	—	—	5,297	5,297

Total comprehensive income						9,123

Balance, December 27, 2002	6,245	1	19,387	(5,484)	(4,664)	9,240
Comprehensive loss:
Net loss	—	—	—	(9,783)	—	(9,783)
Translation adjustment	—	—	—	—	7,551	7,551

Total comprehensive loss						(2,232)

Balance, December 26, 2003	6,245	$1	$19,387	$(15,267)	$2,887	$7,008

See accompanying notes to consolidated financial statements.

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Fiscal years ended December 26, 2003, December 27, 2002

and December 28, 2001

(In thousands)

	2003	2002	2001
Cash flows from operating activities:
Net income (loss)	$(9,783)	$3,826	$1,643
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	17,946	19,010	19,321
Gain on sale of business	—	—	(10,493)
Deferred income taxes	(3,163)	1,810	1,703
Income from unconsolidated affiliates	(3,623)	(6,165)	(1,160)
Discontinued operations	—	48	247
Changes in operating assets and liabilities, net of effects of acquisition and disposition of businesses:
Accounts receivable, net	1,852	(761)	(1,882)
Inventories	(7,180)	(5,817)	4,150
Prepaid expenses and other	(2,515)	804	1,623
Accounts payable	5,939	(825)	(14,924)
Accrued liabilities	2,393	(3,839)	(2,058)

Net cash provided by (used in) continuing operations	1,866	8,091	(1,830)
Net cash used in discontinued operations	—	(130)	(67)

Net cash provided by (used in) operating activities	1,866	7,961	(1,897)

Cash flows from investing activities:
Capital expenditures	(11,405)	(10,558)	(12,358)
Net cash proceeds from sale of business	—	—	30,935
Business acquisitions	(4,502)	—	—
Distributions from unconsolidated affiliates	6,611	6,767	380
Investments in unconsolidated affiliates	(5,930)	(4,939)	(747)
Increase in other assets	(2,852)	(1,364)	(1,478)

Net cash provided by (used in) investing activities	(18,078)	(10,094)	16,732

Cash flows from financing activities:
Proceeds from borrowings	206,163	7,583	7,158
Repayment of debt	(178,252)	(4,520)	(20,063)
Payments on capitalized lease obligations	(2,152)	(759)	(1,147)
Payments of financing fees	(6,092)	—	—

Net cash provided by (used in) financing activities	19,667	2,304	(14,052)

Effect of exchange rate changes on cash	(618)	(416)	(205)

Net increase (decrease) in cash	2,837	(245)	578
Cash, beginning of period	4,059	4,304	3,726

Cash, end of period	$6,896	$4,059	$4,304

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$16,698	$19,163	$21,031

Cash paid during the period for income taxes, net of refunds of $17 in 2001	$1,066	$648	$123

See accompanying notes to consolidated financial statements.

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION, SALE OF BUSINESS AND DISCONTINUED OPERATIONS

The Company

Radnor Holdings Corporation (“Radnor”) was incorporated in Delaware on November 6, 1991 to acquire the outstanding stock of Benchmark Holdings, Inc. (“Benchmark”) and WinCup Holdings, Inc. (“WinCup”). Radnor, through its WinCup subsidiary, is a leading manufacturer and distributor of disposable foodservice products and the second largest producer in the United States of foam cups and containers. In November 2003, the Company extended its product line to include thermoformed and injection molded products through the acquisition of certain thermoforming equipment and other assets of Polar Plastics Inc. and a subsidiary (collectively “Polar Plastics” or the “Acquisition”) (Note 3). Through its Radnor Chemical Corporation subsidiary, Radnor is the fifth largest worldwide producer of expandable polystyrene (“EPS”). Radnor and its subsidiaries (collectively the “Company”) sell their products primarily to national, institutional, retail, and wholesale customers throughout the U.S., Canada, Mexico, and Europe. The Company markets its products under a variety of brand and trade names, including “WinCup®,” “Handi-Kup®,” and “StyroChem®.”

The Company has a number of large national accounts and supplies products to a number of large foodservice distributors. The five largest accounts represented approximately 26% and 28% of the Company’s net sales for each of the fiscal years 2003 and 2002 respectively. Although the Company did not lose sales from its key customers in fiscal years 2003 and 2002, if any of such customers substantially reduces its level of purchases from the Company, the Company’s profitability could be adversely affected. Moreover, continued consolidation among distributors in the foodservice industry could result in an increasingly concentrated customer base or the loss of certain customers.

Divestiture of European Operations

On December 12, 2001 the Company completed the sale of its ThermiSol operations, which included seven manufacturing plants that convert EPS into insulation products for sale primarily to the Nordic construction industry, to CRH Europe B.V. and CRH Denmark A/S (collectively “CRH”). In accordance with the stock purchase agreement dated November 16, 2001, CRH purchased all of the stock of ThermiSol Finland Oy, ThermiSol Sweden AB and ThermiSol Denmark A/S from Radnor. In connection with the sale transaction, Radnor and its affiliates agreed not to engage in certain activities that would compete with the business for a period of two years following the closing (the “Competition Covenant”).

The consideration for the sale of the business and the Competition Covenant was $34.4 million in cash, and the assumption of net third party debt of $0.7 million. In connection with the sale of the business, Radnor realized a $10.5 million gain.

In addition to divesting its European insulation operations, the Company is also exploring the sale of its European specialty chemicals operations. In connection with this process, the Company incurred $1.2 million in costs, in 2002, primarily related to investment banking fees.

Discontinued Operations

Pursuant to an asset purchase agreement among Benchmark, WinCup and the Fort James Corporation, formerly James River Paper Company, Inc. (“Fort James”), dated October 31, 1995. Benchmark and WinCup sold to Fort James all of the assets of Benchmark’s cutlery and straws business and all of the assets of WinCup’s thermoformed cup business, except for cash, accounts receivable, and prepaid assets. The operations of Benchmark’s cutlery and straws business and WinCup’s thermoformed cup business were accounted for as discontinued operations. The loss in fiscal 2002 and 2001, net of tax benefits of $32,000 and $165,000, respectively, represents the settlement of a contingent liability related to the discontinued operations. The Company has no further exposure to this contingent liability.

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year

The Company’s fiscal year is the fifty-two or fifty-three week period that ends on the last Friday of December of each year. The fiscal years ended December 26, 2003, December 27, 2002 and December 28, 2001 were fifty-two week periods.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Radnor and all of its majority owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation. Beginning in the fourth quarter of the fiscal year ended December 26, 2003, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No.(“FIN”) 46, “Consolidation of Variable Interest Entities”, and began to consolidate Radnor Investments, L.P. Prior to the adoption of FIN 46, the Company utilized the equity method of accounting for Radnor Investments, L.P. The equity method of accounting is used when the Company has a 20% to 50% ownership interest in other companies. Certain reclassifications have been made to the prior years’ presentations to conform to the current year’s presentation.

Fair Value Accounting

The Company owns a 20% limited partner investment in Radnor Investments, L.P. (the “Partnership”). The Partnership accounts for its investments in accordance with the specialized accounting guidance in the American Institute of Certified Public Accountants (“AICPA”) Audit and Accounting Guide, Audits of Investment Companies and therefore (i) values its investments, which are generally subject to restrictions on resale and generally have no established market, at fair value, and (ii) does not consolidate the media programming company whose major operation is a basic tier arts and entertainment channel and is the primary investment of the Partnership. The Partnership determines fair value to be the amount for which an investment could be exchanged in an orderly disposition over a reasonable period of time between willing parties other than in a forced or liquidation sale. The Partnership’s valuation policy considers the fact that no ready market exists for substantially all of the entities in which it invests. The Partnership’s valuation policy is intended to provide a consistent basis for determining the fair value of the portfolio. The Partnership will record unrealized depreciation on investments when it believes that an investment has become other than temporarily impaired, including where collection of a loan or when the enterprise value of the company does not currently support the cost of the Partnership’s investments. Conversely, the Partnership will record unrealized appreciation if it believes that the underlying portfolio company has appreciated in value and, therefore, the Partnership’s investment has also appreciated in value. Because of the inherent uncertainty of such valuation, estimated values may differ significantly from the values that would have been used had a ready market for these investments existed and/or the Partnership liquidated its position and the differences could be material.

The Partnership’s primary investment is a 71.4% ownership in a media programming company whose major operation is a basic tier arts and entertainment channel. The fair value of this investment was determined on a discounted cash flow basis. The significant drivers of the fair value determination are the estimated number of subscribers to the channel, the estimated level of advertising shown on the channel, reliance on the contract through which the channel’s content is distributed and the assessed likelihood of renewal of the contract. While the estimates made by the Partnership with respect to these significant drivers taken as a whole remain valid, actual future results could differ from those estimates.

Accounts Receivable, Net

Accounts receivable are net of allowances for doubtful accounts of $149,000 and $205,000 at December 26, 2003 and December 27, 2002, respectively. Bad debt expense was $677,000, $294,000 and $565,000 for fiscal years 2003, 2002 and 2001, respectively. The related write-offs of accounts receivable were $733,000, $627,000 and $463,000 for those years, respectively.

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Inventories

Inventories are recorded at the lower of cost (first-in, first-out) or market. Inventories at December 26, 2003 and December 27, 2002, consisted of the following (in thousands):

	2003	2002
Raw materials	$14,003	$8,378
Work-in process	1,550	1,442
Finished goods	36,649	27,895

	$52,202	$37,715

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost and depreciated using the straight-line method over estimated useful lives, which range from 5 to 40 years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the term of the lease using the straight-line method. Maintenance and repairs are charged to operations currently, and replacements and significant improvements are capitalized. Depreciation expense in 2003, 2002 and 2001 was $15,311,000, $14,122,000 and $14,590,000, respectively.

Supplies and Spare Parts

Supplies and spare parts include maintenance parts maintained in central stores locations. When needed at the manufacturing facilities, parts are shipped and expensed.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. If the carrying amount of the assets are less than the sum of the future undiscounted cash flows such assets are considered to be impaired.

Intangible Assets

At December 26, 2003, intangible assets amounted to $5.8 million (net of accumulated amortization of $0.1 million) consisting of customer lists of $3.2 million and a non-competition agreement of $2.6 million, both in connection with the Acquisition (Note 3). The customer list is being amortized over ten years, its estimated useful life, while the non-competition agreement is being amortized over seven years, the term of the agreement. There are no expected residual values related to these intangible assets. The amortization expense for 2003 was $0.1 million. Estimated future amortization expense by fiscal year is as follows: 2004 - $0.7 million; 2005 - $0.7 million; 2006 - $0.7 million; 2007 - $0.7 million; 2008 - $0.7 million and $2.3 million thereafter.

Other Assets

Other assets include deferred financing costs of $4.4 million and $1.4 million as of December 26, 2003 and December 27, 2002, respectively, related to the financing arrangements and note offerings executed in 1996, 1997 and 2003. Such costs are being amortized over the terms of the related debt instruments. The 1996 and 1997 costs were written-off in connection with the debt refinancing (Note 5). Amortization of deferred costs of $891,000, $1,492,000 and $1,498,000 was included in interest expense for the years ended December 26, 2003, December 27, 2002 and December 28, 2001, respectively.

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income Taxes

The Company accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are recognized for the tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities using enacted tax law and statutory tax rates applicable to the periods in which the temporary differences are expected to affect taxable income.

Revenue Recognition

Revenue is recognized as risk of ownership and title to the product transfers to the customer, which occurs when goods are shipped.

In accordance with Emerging Issues Task Force Issue No. 00-22, the Company reports sales and marketing rebates as an offset to revenues. Prior to fiscal 2002, they were included in selling, general and administrative expenses. The consolidated statement of operations for fiscal 2001 has been adjusted to reflect this reclassification. The sales and marketing rebates were $6.6 million in fiscal 2001.

Currency Translation

The Company conducts business in a number of foreign countries and as a result is subject to the risk of fluctuations in foreign currency exchange rates and other political and economic risks associated with international business. The Company’s foreign entities report their assets, liabilities, and results of operations in the currency in which the entity primarily conducts its business. Foreign assets and liabilities are translated into U.S. dollars at the rates in effect at the end of the fiscal period. The revenue and expense accounts of foreign subsidiaries are translated into U.S. dollars at the average rates that prevailed during the period. Adjustments resulting from the translation of the financial statements are reflected as a currency translation adjustment in stockholders’ equity. Currency transaction losses were $1.0 million in fiscal 2003, while gains and losses in the prior year were not material.

Research and Development

Research and development costs are charged to expense as incurred and are included in cost of goods sold. These costs represented 0.5%, 0.8% and 0.8% of net sales in 2003, 2002 and 2001, respectively.

Stock Option Accounting

The Company applied the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations including FIN 44, “Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25,” issued in March 2000, to account for its stock options. In the third quarter of fiscal 2003, the Company adopted SFAS No. 148 and will account for all prospective option grants under the fair value method. No stock options have been issued by the Company subsequent to its adoption of SFAS No. 148.

If compensation cost for these plans had been determined using the fair-value method prescribed by SFAS No. 123, Accounting for Stock Based Compensation, the Company’s net income would have been reduced to the pro forma amounts indicated below.

	2003	2002	2001
	(In thousands)
Net income (loss):
As reported	$(9,783)	$3,826	$1,643
Deduct total stock option employee compensation expense determined under fair value-based method, net of related tax effects	—	(167)	(286)

Pro forma net income (loss)	$(9,783)	$3,659	$1,357

This pro forma impact may not be representative of the effects for future years and is likely to increase as additional options are granted and amortized over the vesting period. As the Company’s stock is not publicly traded, the fair value of each option was estimated on the grant date using the minimum value method (which excludes a volatility assumption), with the following assumptions: risk–free rate of interest – 6.31%; expected life - 10 years; and no dividends paid.

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Judgments and estimates of uncertainties are required in applying the Company’s accounting policies in certain areas. Following are some of the areas requiring significant judgments and estimates: determination of an asset’s useful life; estimates of allowances for bad debts; cash flow and valuation assumptions in performing asset impairment tests of long-lived assets; valuation assumption in determining the fair value of investments held by affiliates; and estimates of realizability of deferred tax assets.

Fair Value of Financial Instruments

The estimated fair value of financial instruments was determined by the Company using market quotes, if available, or discounted cash flows using market interest rates. The carrying values of cash, accounts receivable, accounts payable and accrued liabilities approximate fair value due to the short-term nature of these items. The carrying amounts of the Company’s bank term loans and the lines of credit approximate fair value because they have variable interest rates based on either the prime rate or the interbank offering rate of the currency in which the Company borrows. The fair value of the senior notes at December 26, 2003 approximate their carrying values.

Recently Issued Accounting Standards

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company adopted the provisions of this pronouncement on December 28, 2002. The adoption of this statement did not have an effect on the Company’s financial statements.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Company was required to adopt the provisions of this pronouncement in the beginning of fiscal 2002. The adoption had no effect on the Company’s financial statements.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” This Statement rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” and SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” The Statement requires gains and losses from debt extinguishments that are used as part of the Company’s risk management strategy to be classified as income from operations rather than as extraordinary items, net of tax. The Company adopted this Statement during the fourth quarter of its year ended December 27, 2002. The impact on the Company was to reclassify the extraordinary item recorded during the quarter ended March 29, 2002 to income from continuing operations.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” SFAS No. 148 amends the disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation,” to require more prominent and frequent disclosures in financial statements. Also, SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. The Company has included the interim disclosures prescribed by SFAS No. 148 and adopted the prospective method of adoption as prescribed in SFAS No. 148.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities an interpretation of ARB No. 51.” This Interpretation clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

additional subordinated financial support from other parties. The Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period ending after December 15, 2003, to variable interest entities in which an entity holds a variable interest that it acquired prior to February 1, 2003.

As a result of the adoption of FIN 46, the Company began to consolidate Radnor Investments, L.P. beginning in the fourth quarter of the year ended December 26, 2003. As discussed in Note 4 to the Company’s consolidated financial statements, the adoption of this interpretation resulted in an increase to the investment assets on its consolidated balance sheet to $65.3 million with a corresponding minority interest payable of $48.9 million. This transaction did not have a material effect on the Company’s consolidated net income or cash flows. Prior to the adoption of FIN 46, the Company utilized the equity method of accounting. Under the equity method, original investments were recorded at cost in other assets and adjusted for the Company’s share of undistributed earnings or losses of these companies. The effective date for applying the provisions of FIN 46(R) is deferred for investment companies, such as Radnor Investments, L.P., that are not subject to Rule 6-03(c)(1) promulgated by the Securities and Exchange Commission but are currently accounting for their investments in accordance with the specialized accounting guidance in the AICPA Audit and Accounting Guide, Audits of Investment Companies.

3.	POLAR PLASTICS ACQUISITION

On November 14, 2003, the Company purchased a business consisting of a state-of-the-art manufacturing facility, including thermoforming and injection molding machines capable of producing polypropylene and polystyrene products, raw material storage and handling equipment, as well as related production assets and net working capital. The Company assumed the long-term lease for a 342,000 square foot facility in Mooresville, North Carolina that includes manufacturing, warehouse and office space. The machinery and equipment in a smaller manufacturing and warehouse facility in Winston-Salem, North Carolina was also acquired. The Company also acquired the rights to the product lines currently manufactured at these facilities, which include a broad range of plastic cups, stemware, plates, bowls, containers and cutlery. The Company expects that this purchase will provide the manufacturing capacity to accelerate the development and marketing of new polypropylene foodservice packaging products, particularly disposable cold drink cups.

The Acquisition was recorded using the purchase method of accounting, and accordingly, results of its operations have been included in the Company’s consolidated financial statements since November 14, 2003, the effective date of the acquisition. The purchase price for the assets was approximately $22.3 million, consisting of $4.5 million in cash paid at closing, issuance of a six-year note in the amount of $10.0 million bearing interest at 6.0% (with interest but no principal payable until January 1, 2005), the assumption of $9.3 million in other long-term contractual liabilities, net of an estimated $1.5 million due from Polar Plastics based on working capital levels. Polar Plastics and certain of its affiliates and key management also entered into seven-year non-competition agreements that will require an additional $3.0 million in payments over five years. The Company negotiated the purchase price based on the cash flows expected to be derived from their operations after integration into the Company’s existing business. In connection with the acquisition, the Company plans to vacate the Winston-Salem facility and has accrued $1.3 million for the related estimated costs to be incurred. The facility is expected to be vacated in May 2004. The results of the acquired business have been included in the Company’s Packaging segment since the effective date of the acquisition.

The purchase price of the acquisition was allocated to the assets acquired and the liabilities assumed based on their estimated fair values at the date of the acquisition. Such allocations were based on preliminary estimates of fair value at the date of the acquisition, which may be revised at a later date based on final valuations. The purchase price allocation to each major asset and liability caption of the Acquisition is as follows (in thousands):

Current assets	$10,023
Property, plant and equipment	20,541
Intangible assets	3,228
Current liabilities	(11,542)

Total	$22,250

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pro Forma Operating Results

The following presents unaudited pro forma operating results as if the Acquisition had occurred on December 28, 2001. The pro forma results were prepared from financial information obtained during the due diligence process and have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisition been made as of December 28, 2001 or the results that may occur in the future.

	2003	2002
	(Unaudited) (In thousands)
Net sales	$372,015	$360,086
Net income (loss)	(12,311)	3,904

4.	INVESTMENTS

The Company’s investment partnership accounts for its investments by the fair value method of accounting as described in Note 2. The Partnership’s investments are generally subject to restriction on resale and generally have no established market. The Partnership values all of its investments at fair value as determined in good faith by Radnor Investment Advisors, L.P. (the General Partner) in accordance with the Partnership’s valuation policy.

The Partnership’s investments in, and advances to, affiliates totaled $64.8 million as of December 31, 2003. The Partnership’s largest investment, totaling $63.9 million, relates to interests in Creative Networks International (the Netherlands) B.V., a pay-television programming company that owns and operates a basic tier arts and entertainment channel on the British Sky Broadcasting satellite platform in Italy. In addition, the Partnership maintains a $0.9 million investment in SkinHealth, Inc., a Massachusetts-based firm that provides cosmetic, dermatology and skin rejuvenation products and procedures. The Partnership invested $5.8 million and $0.1 million during the fiscal year ended December 31, 2003, respectively, in Creative Networks International (the Netherlands) B.V. and SkinHealth, Inc.

Prior to the adoption of FIN 46, the Company recognized approximately $2,865,000, $5,987,000 and $780,000 of income during 2003, 2002 and 2001, respectively, related to the investment partnership prior to its consolidation during December 2003. A summary of financial information for the Partnership as of December 31, 2002 and 2001 and for each year in the two year period ended December 31, 2002, prior to its consolidation, follows (in thousands):

	December 31,
	2002	2001
		(Unaudited)
Total assets	$47,860	$7,283
Total liabilities	—	—

	Year Ended December 31,
	2002	2001
		(Unaudited)
Interest income	$65	$21

Net income (loss) before unrealized appreciation of investments	(561)	15
Net unrealized appreciation of investments	38,518	827

Net increase in partners’ capital from operations	$37,957	$842

The net increase in partners’ capital from operations resulted primarily from unrealized gains on investments for which there is no established market.

The following is a summary of cost versus fair value for the Partnership’s investment portfolio for the year ended December 31, 2003 (in thousands, except share amounts):

		2003
		Cost	Fair Value
Creative Networks International (the Netherlands) B.V.	Debt Securities	$851	$851
	Common Stock (30 shares)	997	63,055
SkinHealth, Inc.	Debt Securities	410	410
	Series A Preferred Stock (33,334 shares)	2,000	528
	Common Stock (79,711 shares)	92	1

		$4,350	$64,845

In addition, the Company holds an investment in a money management firm indirectly through equity investments in Maverick Partners, L.P. and Bobcat Partners, L.P. totaling $1,596,833, which were accounted for under the equity method of accounting at December 26, 2003. The following is a listing of each equity investment, the Company’s ownership percentage in these entities, and the amounts of income recognized from these unconsolidated investments during fiscal 2003, 2002 and 2001:

(amounts in thousands, except for ownership percentages)	Ownership %	2003	2002	2001
Maverick Partners, L.P.	25.63%	$743	$178	$380
Bobcat Partners, L.P.	15.16%	15	—	—

		$758	$178	$380

As of December 31, 2003 and 2002, Maverick Partners, L.P. had assets of $6.1 million and $5.1 million, respectively. In addition, for the years ended December 31, 2003, 2002 and 2001, Maverick Partners, L.P. experienced net increases in partners’ capital from operations of $2.3 million, $1.4 million and $1.9 million, respectively. All amounts reported for Maverick Partners, L.P. as asset and net increases in partners’ capital from operations for the periods presented are unaudited.

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.	LONG-TERM DEBT

Long-term debt consists of the following (in thousands):

	2003	2002
Series A and Series B Senior Notes bearing interest at 10.0%, interest payable semi-annually, due December 1, 2003, including a premium of $386 at December 27, 2002	$—	$159,886

Senior Notes bearing interest at 11.0%, interest payable semi-annually, due March 15, 2010	135,000	—

Term loan payable under the Amended Credit Agreement bearing interest at the Company’s option at a rate based upon various formulae as defined within the agreement. At December 26, 2003, the domestic rate was based upon LIBOR rates with various maturities (1.15%) plus 3.25% or at prime (4.0%) plus 0.25%, payable in quarterly principal installments (currently $2.4 million through December 2004) with final payment due March 4, 2008	46,625	—

Outstanding balance under the Fourth Amended and Restated Revolving Credit and Security Agreement (the “Amended Credit Agreement”), bearing interest at the Company’s option at a rate based upon various formulae as defined within the agreement. At December 26, 2003, the interest rate was based upon LIBOR rates with various maturities (1.16%) plus 3.00% or at U.S. prime (4.0%). The obligations of the Company under the Credit Agreement are secured by a lien on substantially all of the Company’s U.S. subsidiaries’ inventory, receivables, general intangibles, equipment and mortgages on two domestic facilities

	39,607	29,652

Promissory note payable with interest at 6.0% payable quarterly commencing on January 1, 2004 and twenty quarterly principal and interest payments commencing on January 1, 2005	10,000	—

Outstanding balance under the Canadian Revolving Credit Facility (borrowing capacity of $5.0 million Canadian including a letter of credit subfacility and a Foreign Exchange Future Contracts subfacility), with Canadian dollar advances bearing interest at Canadian prime (4.50%) at December 26, 2003. There were no U.S dollar advances outstanding at December 26, 2003. Loans under the Canadian Revolving Credit Facility are payable on demand and secured by substantially all of the assets of the Company’s Canadian subsidiary	3,712	2,568

Outstanding balances under Canadian term loans, bearing interest at Canadian prime (4.50% at December 26, 2003) plus 1.0%, secured by substantially all assets of the Company’s Canadian subsidiary, payable in monthly or quarterly installments of principal plus interest, over a maximum of five to seven years	271	393

Outstanding balance under Canadian term loan, bearing interest at 5.75% at December 26, 2003, collateralized by a mortgage agreement, payable in monthly installments of principal and interest of approximately $4.4 Canadian commencing January 2000 with final payment due December 2025	482	411

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2003	2002
Notes payable under the Finnish Credit Agreements with a combined borrowing capacity of 6.0 million Euros, bearing interest at the one month EURIBOR (2.12% at December 26, 2003) plus 1.5%. Loans under the Finnish Credit Agreements are secured by a floating charge over the Finnish assets, inventories and accounts	1,866	—

Outstanding balances under capital expenditure loans bearing interest at various rates between 8.36% and 9.86%, payable in quarterly principal and interest installments, due between February 2005 and December 2006, secured by equipment purchased with the proceeds	5,588	7,962

Outstanding balance under a term loan facility, bearing interest at a fixed rate (7.04% at December 26, 2003). The term loan is payable in monthly principal installments plus interest with final payment due June 2013 and is secured by a mortgage agreement	6,070	9,320

Outstanding balances under term loan facility, bearing interest at 3 month EURIBOR (2.14% at December 26, 2003) plus margin (1.00% at December 26, 2003) payable in quarterly principal installments plus interest with final payment due in March 2006	1,883	2,284

	251,104	212,476
Less current portion	(13,626)	(6,548)

	$237,478	$205,928

Effective in September 2003, in November 2003 in connection with the Acquisition and again in March 2004, we amended certain financial covenants in the Amended Credit Agreement to permit additional flexibility in operating our business and address compliance issues. The recent amendments caused changes to the following financial covenants: (i) the minimum fixed charge coverage ratios, (ii) the maximum ratio of funded indebtedness to earnings before interest, taxes, depreciation and amortization, (iii) the limitation of capital expenditures and (iv) the limitation of operating lease arrangements. As amended, the Amended Credit Agreement contains the following financial covenants:

•	a minimum fixed charge coverage ratio, which is 1.05 to 1.00 for the quarter ending December 31, 2003, tested for the two most recent fiscal quarters, 0.90 to 1.00 for the quarter ending March 31, 2004, tested for the three most recent quarters, and 1.10 to 1.00 thereafter until reaching 1.15 to 1.00 for quarters ending December 31, 2004 and thereafter, tested for the most recent four fiscal quarters;

•	a maximum ratio of funded indebtedness to earnings before interest, taxes, depreciation and amortization, which is 6.00 to 1.00 for the quarter ending December 31, 2003, tested for the two most recent fiscal quarters, and declines thereafter until reaching 3.75 to 1.00 for quarters ending March 31, 2006 and thereafter, tested for the most recent four fiscal quarters;

•	a minimum ratio of borrowers’ consolidated tangible assets to consolidated tangible assets of our domestic subsidiaries of 85%;

•	a minimum ratio of the borrowers’ consolidated earnings before interest, taxes, depreciation and amortization to consolidated earnings before interest, taxes, depreciation and amortization of our domestic subsidiaries of 85%;

•	limitation of capital expenditures to $25.0 million per year; and

•	limitation of operating lease arrangements to $11.0 million per year.

As a result of the amendments discussed above, we are in compliance with all covenants, including financial covenants, under all of our credit arrangements.

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As part of the March 2004 amendment, our obligations under the Amended Credit Agreement are further secured by mortgages on an additional seven of our U.S. manufacturing facilities. We also pledged our ownership interests in an unconsolidated affiliate and our President and Chief Executive Officer, who is also a director, agreed to guarantee our obligations under the Amended Credit Agreement up to an amount not exceeding $5.0 million. There were a number of other changes made as part of the seventh amendment as follows:

•	The $5.0 million supplemental term loan which was added by the 6th amendment effective November 17, 2003 was paid off early and the additional mortgages provided $6.0 million additional availability under the Revolving Credit.

•	A Mandatory Prepayment Event was defined by reference to a sale of certain non-core assets, an IPO, or any other transaction in which the borrowers raise equity capital or reduce outstanding shareholder loans, and upon receipt of proceeds from such an event, various paydowns of the term loan and revolving loans are required and upon certain paydowns, the pledge of the unconsolidated affiliate interest and the guaranty are released.

On March 11, 2003, the Company issued $135.0 million of 11.0% Senior Notes due 2010 and amended its domestic revolving credit facility to include a $45.0 million term loan and to increase the revolving credit commitment from $35.0 million to $45.0 million. The proceeds were used to repay the existing $159.5 million Series A and Series B Senior Notes and outstanding borrowings under the existing revolving credit facilities.

The Company recorded $1.8 million of other expenses related to the extinguishment of the long-term debt described above, which included the $1.0 million write-off of deferred financing costs and debt premium related to the Company’s 10% Series A and Series B Senior Notes due 2003, as well as $0.8 million of personnel costs directly related to the debt extinguishment.

The debt issuance premium on the Series B Notes was amortized over the life of the notes. During fiscal 2003, premium amortization of $105,000 was recorded as a reduction of interest expense.

Future debt maturities are as follows (in thousands):

2004	$13,626
2005	11,926
2006	11,850
2007	11,589
2008	55,738
2009 and thereafter	146,375

$251,104

6.	COMMITMENTS AND CONTINGENCIES

Leases

The Company leases certain of its manufacturing, warehouse and office facilities and transportation equipment under noncancellable operating and capital lease arrangements.

The future minimum payments under noncancellable operating leases are as follows (in thousands):

2004	$7,954
2005	6,195
2006	4,796
2007	5,165
2008	2,987
2009 and thereafter	24,573

$51,670

Rental expense for all operating leases was $7,265,000, $6,953,000 and $7,492,000 for 2003, 2002 and 2001, respectively.

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The future minimum payments under capital leases are as follows (in thousands):

2004	$2,760
2005	2,616
2006	2,162
2007	1,771

Total minimum lease payments	9,309
Less interest (at rates from 4.37% to 8.49%)	947

Present value of net minimum lease payments	8,362
Less current maturities	2,324

Capital lease obligations	$6,038

Litigation

The Company is involved in various legal actions arising in the normal course of business, none of which we believe will have a material effect on the Company’s financial position or results of operations.

Supply Agreements

In November 2003, the Company amended its primary North American styrene monomer supply contract. The initial term of the contract extends through December 2009. Under the amended contract, the Company is required to purchase from one supplier 150 million pounds of its annual North American styrene monomer requirements through December 2006, decreasing to 100 million pounds annually through December 2009, and has certain rights to purchase additional styrene monomer.

In connection with the 1997 acquisition of its European specialty chemicals operations, the Company negotiated a contract to provide a long-term supply of styrene monomer through December 2004 at a reduced price and with volume discounts to such operations.

7.	STOCKHOLDERS’ EQUITY

The Company is authorized to issue up to 11,650 shares of Voting Common Stock, 5,400 shares of Class B Nonvoting Common Stock, 5,650 shares of Nonvoting Common Stock and 2,000 shares of series preferred stock. At December 26, 2003, there were issued and outstanding 600 shares of Voting Common Stock, 5,400 shares of Class B Nonvoting Common Stock and 245 shares of Nonvoting Common Stock. All shares have a par value of $0.10 except for shares of Class B Nonvoting Common Stock, which have a par value of $0.01.

8.	INCOME TAXES

The components of income (loss) before taxes by source of income are as follows (in thousands):

	2003	2002	2001
United States	$(11,385)	$2,119	$4,394
Non U.S.	(1,010)	4,210	(354)

	$(12,395)	$6,329	$4,040

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The provision (benefit) for income taxes for each of the three years in the period ended December 26, 2003 is as follows (in thousands):

	2003	2002	2001
Current:
Federal	$—	$(105)	$—
State	55	82	25
Foreign	496	668	422
Deferred	928	528	5,405
Utilization (generation) of net operating loss carryforwards (excluding generation of net operating loss due to discontinued operations in 2003, 2002 and 2001)	(5,751)	1,234	(3,907)
Valuation allowance	1,660	48	205

	$(2,612)	$2,455	$2,150

The components of deferred taxes at December 26, 2003 and December 27, 2002 are as follows (in thousands):

	2003	2002
Deferred tax assets:
Net operating loss carryforwards including loss from discontinued operations	$31,822	$25,859
Vacation pay and compensation accruals	706	493
Bad debt, inventory, and returns and allowances	829	609
Other accruals	3,144	994
Valuation allowance	(2,027)	(367)

	34,474	27,588

Deferred tax liabilities:
Accelerated tax depreciation	27,972	27,924
Gain on sale of business	1,095	1,101
Investment in partnership	5,145	3,559
Other	1,219	559

	35,431	33,143

Net deferred tax liability	$957	$5,555

Net current deferred tax liabilities of $294,000 were included in accrued liabilities at December 26, 2003.

The provision (benefit) for income taxes varies from the amount determined by applying the United States Federal statutory rate to pre-tax income as a result of the following (in thousands):

	2003	2002	2001
United States federal statutory income tax	$(4,214)	$2,152	$1,366
State income taxes, net of federal benefit	(151)	228	176
Nondeductible expenses	92	133	108
Foreign tax rate differential	25	(106)	258
Other	(24)	—	37
Valuation allowance	1,660	48	205

	$(2,612)	$2,455	$2,150

As of December 26, 2003, the Company had approximately $81.1 million of net operating loss carryforwards for federal income tax purposes, which expire through 2022. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 26, 2003. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company has not recognized a deferred tax liability for the undistributed earnings of its foreign operations that arose in 2003 and prior years because the Company currently does not expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future. A deferred tax liability will be recognized when the Company is no longer able to demonstrate that it plans to permanently reinvest undistributed earnings. As of December 26, 2003 the undistributed earnings of these subsidiaries were approximately $10.7 million.

9.	STOCK OPTION PLAN

The 1992 Equity Incentive Plan (the “Plan”) provides for the grant of nonqualified options to purchase shares of the Nonvoting Common Stock subject to certain limitations. Nonqualified stock options are issuable only to eligible officers and employees of the Company. There are no shares reserved for issuance under the Company’s Plan.

The per share exercise price of a stock option may not be less than 75% of the fair market value of the Nonvoting Common Stock, as determined by the board of directors, on the date the option is granted. Such options may be exercised only if the option holder remains continuously associated with the Company from the date of grant to a date not less than three months prior to the date of exercise. The exercise date of an option granted under the plan cannot be later than ten years from the date of the grant. Any options that expire unexercised or that terminate upon an optionee’s ceasing to be employed by the Company become available once again for issuance.

The following summarizes the stock option activity under the Plan:

	2003	2002	2001
Options outstanding at beginning of period	736	1,051	1,109

Granted	—	—	—
Exercised	—	—	—
Canceled	(25)	(315)	(58)

Options outstanding at end of period	711	736	1,051

Options available for grant	—	—	198

Exercisable at end of period	711	736	963

10.	EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) savings and profit sharing plan, which covers all employees who have at least 1,000 hours of service during the year. The Company will match employee contributions up to 2.8% of an employee’s annual salary. The Company may also, at the discretion of the board of directors, elect to make a profit sharing contribution. There have been no profit sharing contributions for the three years in the period ended December 26, 2003. Employer matching contributions to the plan amounted to $625,000, $709,000 and $700,000 for each of the three years in the period ended December 26, 2003, respectively.

Certain of the Company’s European subsidiaries maintain defined contribution benefit plans. Pension expense related to these plans was $1,550,000, $1,299,000 and $1,795,000 in 2003, 2002 and 2001, respectively.

11.	RELATED PARTY TRANSACTIONS

A former director of the Company is of counsel to the law firm which serves as the Company’s primary legal counsel. During 2003, 2002 and 2001, the Company paid fees of $697,000, $472,000 and $203,000, respectively, to this firm.

The Company provides certain management services and rights to a related company. For the management services and rights, the Company receives fees and royalties and is reimbursed for all expenses advanced on behalf of the entity. During 2003, 2002 and 2001, the Company earned management fees, interest and royalties of $0.8 million, $0.5 million and $1.1 million, respectively. At December 26, 2003 and December 27, 2002, unpaid management fees, interest, royalties and expense advances totaled $0.4 million and $0.9 million, respectively.

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company has made interest-bearing advances to Michael T. Kennedy, the Company’s Chief Executive Officer. As of December 26, 2003, outstanding principal and interest from these advances totaled $4.3 million.

Michael T. Kennedy is also a director of SkinHealth, Inc. of which Paul M. Finigan, one of our directors, is a director. As discussed in Note 4, the Company has made investments in and advances to SkinHealth, Inc.

Michael T. Kennedy agreed to guarantee our obligations under the Amended Credit Agreement up to an amount not exceeding $5.0 million.

12.	SEGMENT INFORMATION

The Company has two business segments that operate within three distinct geographic regions. The packaging and insulation segment produces food packaging and insulation products for distribution to the foodservice, insulation, and packaging industries. The specialty chemicals segment produces EPS for internal consumption by the packaging and insulation segment in addition to selling to third-party manufacturers. Each of these segments operates in the United States, Canada, and Europe. Financial results for the periods presented are not fully comparable because of the December 2001 disposition of the Company’s European insulation operations and the November 2003 Acquisition, which has been included in the Company’s Packaging segment since the effective date of the acquisition.

The following tables summarize the Company’s financial information and results of operations by segment and geographic region for fiscal years 2001 through 2003 (in thousands):

Operating:

2003	Packaging and insulation	Specialty chemicals	Corporate and other	Eliminations	Consolidated
Sales to unaffiliated customers	$196,350	$145,314	$—	$—	$341,664
Transfers between operating segments	77	8,890	—	(8,967)	—
Income (loss) from operations	17,932	(499)	(11,522)	—	5,911
Total assets	210,091	103,680	81,703	—	395,474
Capital expenditures	8,953	2,298	154	—	11,405
Depreciation expense	9,184	5,918	209	—	15,311

2002	Packaging and insulation	Specialty chemicals	Corporate and other	Eliminations	Consolidated
Sales to unaffiliated customers	$195,328	$124,508	$3,346	$—	$323,182
Transfers between operating segments	79	9,804	—	(9,883)	—
Income (loss) from operations	29,707	4,353	(11,368)	—	22,692
Total assets	162,123	94,528	26,660	—	283,311
Capital expenditures	7,632	2,641	285	—	10,558
Depreciation expense	9,074	4,859	189	—	14,122

2001	Packaging and insulation	Specialty chemicals	Corporate and other	Eliminations	Consolidated
Sales to unaffiliated customers	$235,634	$88,013	$2,087	$—	$325,734
Transfers between operating segments	232	25,645	—	(25,877)	—
Income (loss) from operations	26,193	(3,228)	4,903	—	27,868
Total assets	167,063	79,645	27,478	—	274,186
Capital expenditures	5,851	6,216	291	—	12,358
Depreciation expense	9,582	4,706	302	—	14,590

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Geographic:

2003	United States	Canada	Europe	Eliminations	Consolidated
Sales to unaffiliated customers	$226,598	$25,661	$89,405	$—	$341,664
Transfers between geographic segments	77	8,890	—	(8,967)	—
Income (loss) from operations	3,516	2,670	(275)	—	5,911
Total assets	322,055	15,195	58,224	—	395,474

2002	United States	Canada	Europe	Eliminations	Consolidated
Sales to unaffiliated customers	$226,129	$21,712	$75,341	$—	$323,182
Transfers between geographic segments	79	9,804	—	(9,883)	—
Income from operations	15,243	4,691	2,758	—	22,692
Total assets	218,858	11,767	52,686	—	283,311

2001	United States	Canada	Europe	Eliminations	Consolidated
Sales to unaffiliated customers	$223,559	$16,516	$85,659	$—	$325,734
Transfers between geographic segments	232	9,845	—	(10,077)	—
Income from operations	21,753	3,971	2,144	—	27,868
Total assets	219,008	11,010	44,168	—	274,186

13.	SUPPLEMENTAL FINANCIAL INFORMATION

Radnor Holdings Corporation is a holding company that has no operations or assets separate from its investments in subsidiaries. The $135.0 million of 11.0% Senior Notes due 2010 are fully and unconditionally jointly and severally guaranteed by substantially all of the Company’s domestic subsidiaries, all of which are 100% owned by the Company.

As a holding company, the Company is dependent upon dividends and other payments from its subsidiaries to generate the funds necessary to meet its obligations. Subject to certain limitations, the Company is, and will continue to be, able to control its receipt of dividends and other payments from its subsidiaries.

There are no direct prohibitions on the ability of the Company or any guarantor to obtain funds from its respective subsidiaries by dividend or by loan, but certain of the Company’s foreign subsidiaries’ credit agreements contain covenants, such as minimum debt to equity and current assets to currents liabilities ratios, that indirectly limit the ability of these subsidiaries to transfer funds to the Company. As of December 26, 2003 and December 27, 2002, the net assets of these foreign subsidiaries totaled $29.8 million and $26.8 million, respectively.

The following condensed consolidating financial statements of Radnor Holdings Corporation and subsidiaries have been prepared pursuant to Rule 3-10 Regulation S-X:

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEET

December 26, 2003

(In thousands)

	Holding Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash	$—	$2,863	$4,033	$—	$6,896
Accounts receivable, net	—	24,634	23,905	(7,098)	41,441
Inventory	—	41,131	11,071	—	52,202
Intercompany receivable	—	270	21,409	(21,679)	—
Prepaid expenses and other	49	8,905	1,290	(58)	10,186
Deferred tax asset	(25)	2,914	—	—	2,889

	24	80,717	61,708	(28,835)	113,614

Property, plant, and equipment	—	230,506	60,289	—	290,795
Less accumulated depreciation	—	(71,509)	(20,633)	—	(92,142)

	—	158,997	39,656	—	198,653

Intercompany receivable	38,051	22,934	—	(60,985)	—
Investments in subsidiaries	106,153	25,078	—	(131,231)	—
Investments in unconsolidated affiliates	—	—	66,606	—	66,606
Other assets	4,669	11,380	552	—	16,601

	$148,897	$299,106	$168,522	$(221,051)	$395,474

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$—	$28,664	$17,675	$(346)	$45,993
Accrued liabilities	4,054	18,965	4,070	(176)	26,913
Intercompany payable	—	9,036	63	(9,099)	—
Current portion of long-term debt and capital lease obligations	—	14,933	1,017	—	15,950

	4,054	71,598	22,825	(9,621)	88,856

Long-term debt, net of current portion	135,000	111,841	7,197	(16,560)	237,478
Capital lease obligations, net of current portion	—	6,038	—	—	6,038
Intercompany payable	65,962	119	18,868	(84,949)	—
Deferred tax liability	(8,564)	7,113	4,884	119	3,552
Other non-current liabilities	—	3,571	37	—	3,608
Minority interest in consolidated subsidiary			48,934		48,934
Commitments and contingencies	—	—	—	—	—
Stockholders’ equity:
Voting and nonvoting common stock	1	4	22	(26)	1
Additional paid-in capital	9,164	97,604	22,620	(110,001)	19,387
Retained earnings (deficit)	(56,720)	4,308	37,138	7	(15,267)
Cumulative translation adjustment	—	(3,090)	5,997	(20)	2,887

Total stockholders’ equity	(47,555)	98,826	65,777	(110,040)	7,008

	$148,897	$299,106	$168,522	$(221,051)	$395,474

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF INCOME

Fiscal year ended December 26, 2003

(In thousands)

	Holding Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$226,675	$123,956	$(8,967)	$341,664
Cost of goods sold	—	183,238	104,742	(8,967)	279,013

Gross profit	—	43,437	19,214	—	62,651
Operating expenses:
Distribution	—	16,450	6,885	—	23,335
Selling, general and administrative	127	21,465	9,975	—	31,567
Other expenses (Note 5)	1,013	825	—	—	1,838

Income (loss) from operations	(1,140)	4,697	2,354	—	5,911
Interest, net	5,388	13,407	2,232	—	21,027
Income from unconsolidated affiliates	—	—	(3,623)	—	(3,623)
Other, net	—	(538)	1,440	—	902

Income (loss) before income taxes	(6,528)	(8,172)	2,305	—	(12,395)

Provision for income taxes:
Current	—	25	526	—	551
Deferred	(954)	(3,409)	1,200	—	(3,163)

	(954)	(3,384)	1,726	—	(2,612)

Net income (loss)	$(5,574)	$(4,788)	$579	$—	$(9,783)

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

Fiscal year ended December 26, 2003

(In thousands)

	Holding Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$(1,968)	$(4,573)	$6,550	$1,857	$1,866
Cash flows from investing activities:
Capital expenditures	—	(10,712)	(693)	—	(11,405)
Increase in other assets	(3,588)	(7,483)	4,398	—	(6,673)

Net cash provided by (used in) investing activities	(3,588)	(18,195)	3,705	—	(18,078)

Cash flows from financing activities:
Net borrowings on bank financed debt and unsecured notes payable	(24,500)	51,811	600	—	27,911
Net payments on capital lease obligations	—	(2,152)	—	—	(2,152)
Payment of financing fees	(4,870)	(1,222)	—	—	(6,092)
Change in intercompany, net	34,926	(22,269)	(10,800)	(1,857)	—

Net cash provided by (used in) financing activities	5,556	26,168	(10,200)	(1,857)	19,667

Effect of exchange rate changes on cash	—	(798)	180	—	(618)

Net increase (decrease) in cash	—	2,602	235	—	2,837
Cash, beginning of period	—	261	3,798	—	4,059

Cash, end of period	$—	$2,863	$4,033	$—	$6,896

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEET

December 27, 2002

(In thousands)

	Holding Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash	$—	$261	$3,798	$—	$4,059
Accounts receivable, net	—	21,390	20,188	(5,413)	36,165
Inventory	—	29,578	8,137	—	37,715
Intercompany receivable	—	(1,660)	10,791	(9,131)	—
Prepaid expenses and other	1,840	5,036	840	(1,845)	5,871
Deferred tax asset	—	2,261	—	—	2,261

	1,840	56,866	43,754	(16,389)	86,071

Property, plant, and equipment	—	199,253	50,164	—	249,417
Less accumulated depreciation	—	(59,742)	(14,179)	—	(73,921)

	—	139,511	35,985	—	175,496

Intercompany receivable	32,641	1,990	(266)	(34,365)	—
Investments in subsidiaries	106,153	24,235	843	(131,231)	—
Investments in unconsolidated affiliates	—	—	14,735	—	14,735
Other assets	1,809	4,408	792	—	7,009

	$142,443	$227,010	$95,843	$(181,985)	$283,311

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$—	$23,008	$11,601	$(468)	$34,141
Accrued liabilities	1,161	13,725	2,231	(1,963)	15,154
Intercompany payable	—	8,601	(3,171)	(5,430)	—
Current portion of long-term debt and capital lease obligations	—	6,811	878	—	7,689

	1,161	52,145	11,539	(7,861)	56,984

Long-term debt, net of current portion	159,886	57,824	4,778	(16,560)	205,928
Capital lease obligations, net of current portion	—	1,597	—	—	1,597
Intercompany payable	25,736	5,074	16,553	(47,363)	—
Deferred tax liability	(3,991)	7,521	4,167	119	7,816
Other non-current liabilities	—	1,745	1	—	1,746
Commitments and contingencies	—	—	—	—	—
Stockholders’ equity:
Voting and nonvoting common stock	1	4	22	(26)	1
Additional paid-in capital	9,164	96,761	23,463	(110,001)	19,387
Retained earnings (deficit)	(49,514)	10,107	34,216	(293)	(5,484)
Cumulative translation adjustment	—	(5,768)	1,104	—	(4,664)

Total stockholders’ equity	(40,349)	101,104	58,805	(110,320)	9,240

	$142,443	$227,010	$95,843	$(181,985)	$283,311

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF INCOME

Fiscal year ended December 27, 2002

(In thousands)

	Holding Company	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$226,208	$106,857	$(9,883)	$323,182
Cost of goods sold	—	167,290	86,094	(9,883)	243,501

Gross profit	—	58,918	20,763	—	79,681
Operating expenses:
Distribution	—	17,009	5,612	—	22,621
Selling, general and administrative	1	26,346	6,777	—	33,124
Other expenses	—	1,244	—	—	1,244

Income (loss) from operations	(1)	14,319	8,374	—	22,692
Interest, net	4,804	13,927	2,651	—	21,382
Income from unconsolidated affiliates	—	—	(6,165)	—	(6,165)
Other, net	6	(393)	1,533	—	1,146

Income (loss) before income taxes and discontinued operations	(4,811)	785	10,355	—	6,329

Provision for income taxes:
Current	(1,781)	2,019	407	—	645
Deferred	149	(733)	2,394	—	1,810

	(1,632)	1,286	2,801	—	2,455

Income (loss) before discontinued operations	(3,179)	(501)	7,554	—	3,874
Loss from discontinued operations, net of tax	48	—	—	—	48

Net income (loss)	$(3,227)	$(501)	$7,554	$—	$3,826

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS Fiscal year ended December 27, 2002 (In thousands)

	Holding Company	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$(5,014)	$11,896	$846	$233	$7,961
Cash flows from investing activities:
Capital expenditures	—	(10,000)	(558)	—	(10,558)
Increase in other assets	977	25	(608)	70	464

Net cash provided by (used in) investing activities	977	(9,975)	(1,166)	70	(10,094)

Cash flows from financing activities:
Net borrowings on bank financed debt and unsecured notes payable	(404)	4,283	(816)	—	3,063
Net payments on capital lease obligations	—	(759)	—	—	(759)
Change in intercompany, net	4,472	(7,195)	3,026	(303)	—
Change in deferred tax liability	(31)	(457)	488	—	—

Net cash provided by (used in) financing activities	4,037	(4,128)	2,698	(303)	2,304

Effect of exchange rate changes on cash	—	(552)	136	—	(416)

Net increase (decrease) in cash	—	(2,759)	2,514	—	(245)
Cash, beginning of period	—	3,020	1,284	—	4,304

Cash, end of period	$—	$261	$3,798	$—	$4,059

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF INCOME

Fiscal year ended December 28, 2001

(In thousands)

	Holding Company	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$226,817	$110,565	$(11,648)	$325,734
Cost of goods sold	—	177,835	84,532	(11,648)	250,719

Gross profit	—	48,982	26,033	—	75,015
Operating expenses:
Distribution	—	17,542	7,634	—	25,176
Selling, general, and administrative	—	21,069	11,395	—	32,464
Gain on sale of business	—	(10,493)	—	—	(10,493)

Income from operations	—	20,864	7,004	—	27,868
Interest, net	—	18,376	3,955	—	22,331
Income from unconsolidated affiliates	—	—	(1,160)	—	(1,160)
Other, net	—	670	1,987	—	2,657

Income before income taxes and discontinued operations	—	1,818	2,222	—	4,040

Provision (benefit) for income taxes:
Current	—	329	118	—	447
Deferred	—	1,993	(290)	—	1,703

	—	2,322	(172)	—	2,150

Income (loss) before discontinued operations	—	(504)	2,394	—	1,890
Loss from discontinued operations, net of tax	247	—	—	—	247

Net income (loss)	$(247)	$(504)	$2,394	$—	$1,643

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS Fiscal year ended December 28, 2001 (In thousands)

	Holding Company	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$(5,161)	$610	$2,654	$—	$(1,897)
Cash flows from investing activities:
Capital expenditures	—	(7,197)	(5,161)	—	(12,358)
Investment in subsidiary	—	(18,073)	—	18,073	—
Net cash proceeds from sale of business	—	30,935	—	—	30,935
Increase in other assets	949	(2,290)	(504)	—	(1,845)

Net cash provided by (used in) investing activities	949	3,375	(5,665)	18,073	16,732

Cash flows from financing activities:
Net borrowings on bank financed debt and unsecured notes payable	—	(9,933)	(2,972)	—	(12,905)
Net payments on capital lease obligations	—	(928)	(219)	—	(1,147)
Change in paid-in-capital	—	—	18,073	(18,073)	—
Change in intercompany, net	4,212	8,574	(12,786)	—	—

Net cash provided by (used in) financing activities	4,212	(2,287)	2,096	(18,073)	(14,052)

Effect of exchange rate changes on cash	—	428	(633)	—	(205)

Net increase (decrease) in cash	—	2,126	(1,548)	—	578
Cash, beginning of period	—	894	2,832	—	3,726

Cash, end of period	$—	$3,020	$1,284	$—	$4,304

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14.	RESTATEMENT

The Company restated its consolidated financial statements for the years ended December 27, 2002 and December 26, 2003. The restatement resulted from the reevaluation by the Company of its accounting for certain costs relating to its exploration of a possible sale of its European specialty chemicals operations. Historically, the Company’s management believed that the classification of such costs as prepaid expenses was appropriate. However, the Company’s management subsequently determined that those costs should have been expensed as operating costs in fiscal 2002 in accordance with U.S. generally accepted accounting principles. The restatement adjustment resulted in an increase in operating costs of $1.2 million, an increase in tax benefits of $423,000 and a decrease in net income of $821,000 for the year ended December 27, 2002. The restatement adjustment had the additional effect of reducing retained earnings by $821,000, reducing prepaid expenses and other current assets by $1.2 million and increasing deferred tax asset by $423,000 on the Company’s Consolidated Balance Sheets as of December 27, 2002 and December 26, 2003.

A summary of the effects of the restatement on our Consolidated Balance Sheets as of December 26, 2003 and December 27, 2002 is as follows:

	December 26, 2003		December 27, 2002
	As Previously Reported	As Restated	As Previously Reported	As Restated
	(In thousands)
Prepaid expenses and other	$11,430	$10,186	$7,115	$5,871
Deferred tax asset	2,466	2,889	1,838	2,261
Retained earnings (deficit)	(14,446)	(15,267)	(4,663)	(5,484)

A summary of the effects of the restatement on our Consolidated Statement of Operations for the year ended December 27, 2002 is as follows:

	December 27, 2002
	As Previously Reported	As Restated
	(In thousands)
Other expenses	$—	$1,244
Provision for income taxes	2,878	2,455
Net Income	4,647	3,826

15.	SUBSEQUENT EVENT

On April 27, 2004, the Company issued $70.0 million of Senior Secured Floating Rate Notes due 2009. The notes bear interest at a floating rate of LIBOR plus 6.75% per year. Interest on the notes is reset quarterly and is payable quarterly, with the first payment having been made on July 15, 2004. The notes will mature on April 15, 2009. The net proceeds were used to repay a then outstanding $40.5 million term loan and outstanding borrowings under the existing revolving credit facilities. The notes are fully and unconditionally jointly and severally guaranteed by substantially all of the Company’s domestic subsidiaries, all of which are 100% owned by the Company. See Note 13 for certain additional information about the guarantors, including certain condensed consolidating financial statements.

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

(Unaudited)

	June 25, 2004	December 26, 2003
ASSETS
Current assets:
Cash	$2,725	$6,896
Accounts receivable, net	52,373	41,441
Inventories, net	60,643	52,202
Prepaid expenses and other	12,749	10,186
Deferred tax asset	2,889	2,889

	131,379	113,614

Property, plant and equipment, at cost	294,756	290,795
Less accumulated depreciation	(100,159)	(92,142)

	194,597	198,653

Investments	65,951	66,606
Intangible assets	6,166	5,790
Other assets	18,177	10,811

	$416,270	$395,474

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$52,329	$45,993
Accrued liabilities	22,413	26,913
Current portion of long-term debt	4,176	13,626
Current portion of capitalized lease obligations	2,001	2,324

	80,919	88,856

Long-term debt, net of current portion	271,602	237,478
Capitalized lease obligations, net of current portion	5,779	6,038
Deferred tax liability	2,398	3,552
Other non-current liabilities	3,534	3,608
Minority interest in consolidated subsidiary	47,320	48,934
Commitments and contingencies	—	—
Stockholders’ equity:
Common stock	1	1
Additional paid-in capital	19,387	19,387
Retained deficit	(16,470)	(15,267)
Cumulative translation adjustment	1,800	2,887

Total stockholders’ equity	4,718	7,008

	$416,270	$395,474

The accompanying notes are an integral part of these condensed consolidated financial statements.

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)

(Unaudited)

	For the three months ended		For the six months ended
	June 25, 2004	June 27, 2003	June 25, 2004	June 27, 2003
Net sales	$108,105	$83,235	$204,405	$163,488
Cost of goods sold	87,158	71,421	164,785	134,876

Gross profit	20,947	11,814	39,620	28,612
Operating expenses:
Distribution	7,435	5,989	13,683	10,872
Selling, general and administrative	8,893	7,366	16,767	14,898
Other expenses (Note 5)	—	—	—	1,838

Income (loss) from operations	4,619	(1,541)	9,170	1,004
Interest, net	6,424	5,076	12,031	10,494
Income from unconsolidated affiliates	(151)	(684)	(310)	(1,512)
Other, net	167	224	357	414
Minority interest in operations of consolidated subsidiary	(806)	—	(1,612)	—

Loss before income taxes	(1,015)	(6,157)	(1,296)	(8,392)
Provision (benefit) for income taxes:
Current	660	(93)	1,119	271
Deferred	(643)	(2,247)	(1,212)	(3,460)

	17	(2,340)	(93)	(3,189)

Net loss	$(1,032)	$(3,817)	$(1,203)	$(5,203)

The accompanying notes are an integral part of these condensed consolidated financial statements.

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	For the six months ended
	June 25, 2004	June 27, 2003
Cash flows from operating activities:
Net loss	$(1,203)	$(5,203)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	9,754	9,134
Deferred income taxes	(1,212)	(3,460)
Income from unconsolidated affiliates	(310)	(1,512)
Minority interest in operations of consolidated subsidiary	(1,612)	—
Changes in operating assets and liabilities:
Accounts receivable, net	(11,716)	(5,025)
Inventories	(8,706)	(5,387)
Prepaid expenses and other	(2,589)	(2,783)
Accounts payable	6,740	3,149
Accrued liabilities and other	(5,334)	392

Net cash used in operating activities	(16,188)	(10,695)

Cash flows from investing activities:
Capital expenditures	(5,354)	(6,784)
Distributions from affiliates	3,056	2,809
Investments in affiliates	(2,073)	(2,456)
Increase in other assets	(4,505)	(466)

Net cash used in investing activities	(8,876)	(6,897)

Cash flows from financing activities:
Proceeds from borrowings	76,457	198,449
Repayment of debt	(51,562)	(177,126)
Payments on capitalized lease obligations	(1,401)	(413)
Payment of financing fees	(2,670)	(4,546)

Net cash provided by financing activities	20,824	16,364

Effect of exchange rate changes on cash	69	(1,101)

Net decrease in cash	(4,171)	(2,329)
Cash, beginning of period	6,896	4,059

Cash, end of period	$2,725	$1,730

Supplemental disclosure of cash flows information:
Cash paid during the period for interest	$10,345	$6,396

Cash paid during the period for income taxes	$111	$1,029

The accompanying notes are an integral part of these condensed consolidated financial statements.

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

SUMMARY OF OPERATING SEGMENTS

(In thousands)

(Unaudited)

	For the three months ended		For the six months ended
	June 25, 2004	June 27, 2003	June 25, 2004	June 27, 2003
Net Sales to Unaffiliated Customers:
Packaging	$60,373	$47,813	$116,271	$92,785
Specialty Chemicals	51,104	38,090	94,425	75,145
Corporate and Other	—	—	—	—
Transfers Between Operating Segments(1)	(3,372)	(2,668)	(6,291)	(4,442)

Consolidated	$108,105	$83,235	$204,405	$163,488

Income (Loss) From Operations:
Packaging	$4,914	$406	$10,236	$6,855
Specialty Chemicals	2,708	428	4,434	833
Corporate and Other	(3,003)	(2,375)	(5,500)	(6,684)

Consolidated	$4,619	$(1,541)	$9,170	$1,004

Income (Loss) Before Income Taxes:
Packaging	$1,285	$(3,413)	$3,070	$82
Specialty Chemicals	919	(1,373)	1,214	(2,392)
Corporate and Other	(3,219)	(1,371)	(5,580)	(6,082)

Consolidated	$(1,015)	$(6,157)	$(1,296)	$(8,392)

(1)	Transfers between operating segments reflect the sale of expandable polystyrene (“EPS”) from the specialty chemicals operating segment to the packaging operating segment.

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

SUMMARY BY GEOGRAPHIC REGION

(In thousands)

(Unaudited)

	For the three months ended		For the six months ended
	June 25, 2004	June 27, 2003	June 25, 2004	June 27, 2003
Net Sales to Unaffiliated Customers:
United States	$69,607	$53,843	$133,334	$107,502
Canada	10,624	8,368	19,924	17,553
Europe	31,246	23,692	57,438	42,875
Transfers Between Geographic Regions(1)	(3,372)	(2,668)	(6,291)	(4,442)

Consolidated	$108,105	$83,235	$204,405	$163,488

Income (Loss) From Operations:
United States	$1,213	$(2,593)	$3,161	$(1,084)
Canada	1,434	146	3,261	1,809
Europe	1,972	906	2,748	279

Consolidated	$4,619	$(1,541)	$9,170	$1,004

Income (Loss) Before Income Taxes:
United States	$(3,246)	$(6,214)	$(5,175)	$(8,610)
Canada	831	(326)	2,263	948
Europe	1,400	383	1,616	(730)

Consolidated	$(1,015)	$(6,157)	$(1,296)	$(8,392)

(1)	Transfers between geographic regions reflect the sale of EPS from the Company’s Canadian specialty chemicals operations to its domestic food packaging operations, as well as the sale of product from the Company’s domestic food packaging operations to its European food packaging operations.

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.	BASIS OF PRESENTATION

General

The condensed consolidated financial statements included herein have been prepared by Radnor Holdings Corporation and subsidiaries (collectively, “Radnor,” “we,” “us,” “our” or the “Company”) pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. In the opinion of the Company, the statements include all adjustments (which include only normal recurring adjustments) required for a fair statement of financial position, results of operations and cash flows for such periods. The results of operations for the interim periods are not necessarily indicative of the results for a full year, due to the seasonality inherent in some of the Company’s operations and the possibility for general economic changes.

Stock Option Accounting

At June 25, 2004, the Company had a stock-based compensation plan as described in Note 9 to the consolidated financial statements in the Company’s Form 10-K/A for fiscal 2003. The Company applied Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations in accounting for its stock option plan. As of June 25, 2004, all previously issued stock options were fully vested. Accordingly, no compensation expense has been recognized in the Company’s net loss for stock options, as options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. In the third quarter of fiscal 2003, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure” and will account for all prospective option grants under the fair value method. No stock options have been issued by the Company subsequent to its adoption of SFAS No. 148.

The following table illustrates the effect on net loss if the Company had applied the fair value recognition provisions of SFAS No. 123 to its stock option plan (in thousands):

	Three Months Ended		Six Months Ended
	June 25, 2004	June 27, 2003	June 25, 2004	June 27, 2003
Net Loss
As reported	$(1,032)	$(3,817)	$(1,203)	$(5,203)
Pro forma	(1,032)	(3,817)	(1,203)	(5,203)

2.	POLAR PLASTICS ACQUISITION

On November 14, 2003, the Company purchased a business consisting of a state-of-the-art manufacturing facility, including thermoforming and injection molding machines capable of producing polypropylene and polystyrene products, raw material storage and handling equipment, as well as related production assets and net working capital. The purchase price for the assets was approximately $22.3 million, consisting of $4.5 million in cash paid at closing, issuance of a six-year note in the amount of $10.0 million bearing interest at 6.0% (with interest but no principal payable until January 1, 2005), the assumption of $9.3 million in other long-term contractual liabilities, net of an estimated $1.5 million due from Polar Plastics based on working capital levels. Polar Plastics and certain of its affiliates and key management also entered into seven-year non-competition agreements that will require an additional $3.0 million in payments over five years.

If the Acquisition had occurred at the beginning of fiscal 2003, pro forma revenues and net loss for the second quarter and six months ended June 27, 2003 would have been approximately $91.6 million and $179.8 million and $4.3 million and $6.5 million, respectively. These pro forma disclosures are unaudited and are based on historical results, adjusted for the impact of certain acquisition-related items such as depreciation and amortization of property, plant and equipment and identified intangibles, increased interest expense on acquisition debt and the related income tax effects. This unaudited pro forma disclosure is presented for informational purposes only and

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

should not be construed to be indicative of the actual results of operations of the combined companies on the dates for the periods indicated or of the results that may be obtained in the future.

3.	INVENTORIES

The components of inventories were as follows (in thousands):

	June 25, 2004	December 26, 2003
Raw Materials	$15,651	$14,003
Work in Process	2,359	1,550
Finished Goods	42,633	36,649

	$60,643	$52,202

4.	INTANGIBLE ASSETS

Intangible assets consisted of (in thousands):

	June 25, 2004			December 26, 2003
	Gross Amount	Accum. Amort.	Net Amount	Gross Amount	Accum. Amort.	Net Amount
Customer Lists	$3,983	$(249)	$3,734	$3,228	$(61)	$3,167
Non-Compete Agreement	2,671	(239)	2,432	2,671	(48)	2,623

	$6,654	$(488)	$6,166	$5,899	$(109)	$5,790

The intangible assets are being amortized on a straight-line basis over the expected period of benefit. The aggregate amortization expense related to intangible assets for the three months and six months ended June 25, 2004 was $0.2 million and $0.4 million, respectively.

5.	LONG-TERM DEBT

On March 11, 2003, the Company issued $135.0 million of 11.0% Senior Notes due 2010 and amended its domestic revolving credit facility to include a $45.0 million term loan and to increase the revolving credit commitment from $35.0 million to $45.0 million. The Company recorded $1.8 million of other expenses related to extinguishment of long-term debt, which included the $1.0 million write-off of deferred financing costs and debt premium related to the repayment of the Company’s 10.0% Series A and Series B Senior Notes due 2003, as well as $0.8 million of personnel costs directly related to the debt extinguishment.

On April 27, 2004, the Company issued $70.0 million of Senior Secured Floating Rate Notes due 2009. The notes bear interest at a floating rate of LIBOR plus 6.75% per year. Interest on the notes is reset quarterly and is payable quarterly, with the first payment having been made on July 15, 2004. The notes will mature on April 15, 2009. The net proceeds were used to repay a then outstanding $40.5 million term loan and outstanding borrowings under the existing revolving credit facilities.

6.	INTEREST EXPENSE

Included in interest expense was $256,000 and $147,000 of amortization of deferred financing costs for the three months ended June 25, 2004 and June 27, 2003, respectively, and $428,000 and $521,000 of amortization of deferred financing costs for the six months ended June 25, 2004 and June 27, 2003, respectively. Interest expense also included premium amortization of $105,000 for the six months ended June 27, 2003 related to the issuance of the Company’s 10% Series B Senior Notes due 2003, which were repaid on March 11, 2003.

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

7.	COMPREHENSIVE INCOME

Comprehensive income is the total of net income (loss) and non-owner changes in equity. The Company had comprehensive losses as follows (in thousands):

	Three Months Ended		Six Months Ended
	June 25, 2004	June 27, 2003	June 25, 2004	June 27, 2003
Net Loss	$(1,032)	$(3,817)	$(1,203)	$(5,203)
Foreign Currency Translation Adjustment	31	2,410	(1,087)	3,782

Comprehensive Loss	$(1,001)	$(1,407)	$(2,290)	$(1,421)

8.	SUPPLEMENTAL FINANCIAL INFORMATION

Radnor Holdings Corporation is a holding company that has no operations separate from its investment in subsidiaries. The Company’s $135.0 million of 11.0% Senior Notes due 2010 and $70.0 million of Senior Secured Floating Rate Notes due 2009 are fully and unconditionally jointly and severally guaranteed by substantially all of the Company’s domestic subsidiaries, all of which are 100% owned by the Company.

As a holding company, the Company is dependent upon dividends and other payments from its subsidiaries to generate the funds necessary to meet its obligations. Subject to certain limitations, the Company is, and will continue to be, able to control its receipt of dividends and other payments from its subsidiaries.

There are no direct prohibitions on the ability of the Company or any guarantor to obtain funds from its respective subsidiaries by dividend or by loan, but certain of the Company’s foreign subsidiaries’ credit agreements contain covenants, such as minimum debt to equity and current assets to current liabilities ratios, that indirectly limit the ability of these subsidiaries to transfer funds to the Company. As of June 25, 2004 and December 26, 2003, the net assets of these foreign subsidiaries totaled $33.0 million and $29.8 million, respectively.

The following consolidating financial statements of Radnor Holdings Corporation and subsidiaries have been prepared pursuant to Rule 3-10 of Regulation S-X:

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEET

June 25, 2004

(In thousands)

	Holding Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash	$—	$210	$2,515	$—	$2,725
Accounts receivable, net	—	28,048	31,949	(7,624)	52,373
Inventories, net	—	49,957	10,686	—	60,643
Intercompany receivable	—	—	26,450	(26,450)	—
Prepaid expenses and other	53	11,467	1,287	(58)	12,749
Deferred tax asset	(25)	2,914	—	—	2,889

	28	92,596	72,887	(34,132)	131,379

Property, plant and equipment, at cost	—	235,129	59,627	—	294,756
Less accumulated depreciation	—	(78,148)	(22,011)	—	(100,159)

	—	156,981	37,616	—	194,597

Intercompany receivable	63,598	39,987	—	(103,585)	—
Investments in subsidiaries	106,153	—	—	(106,153)	—
Investments in unconsolidated affiliates	—	—	65,951	—	65,951
Other assets	6,973	16,878	492	—	24,343

	$176,752	$306,442	$176,946	$(243,870)	$416,270

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$—	$29,549	$23,393	$(613)	$52,329
Accrued liabilities and other	5,122	13,723	3,744	(176)	22,413
Intercompany payable	21,763	32,639	104	(54,506)	—
Current portion of long-term debt and capitalized lease obligations	—	5,236	941	—	6,177

	26,885	81,147	28,182	(55,295)	80,919

Long-term debt, net of current portion	205,000	73,269	9,893	(16,560)	271,602
Capital lease obligations, net of current portion	—	5,779	—	—	5,779
Intercompany payable	3,597	42,115	16,382	(62,094)	—
Deferred tax liability	(9,356)	5,969	5,666	119	2,398
Other non-current liabilities	—	3,530	4	—	3,534
Minority interest in consolidated subsidiary	—	—	47,320	—	47,320
Commitments and contingencies	—	—	—	—	—
Stockholders’ equity:
Common stock	1	4	22	(26)	1
Additional paid-in capital	9,164	97,604	22,620	(110,001)	19,387
Retained earnings (deficit)	(58,539)	508	41,554	7	(16,470)
Cumulative translation adjustment	—	(3,483)	5,303	(20)	1,800

Total stockholders’ equity (deficit)	(49,374)	94,633	69,499	(110,040)	4,718

	$176,752	$306,442	$176,946	$(243,870)	$416,270

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the three months ended June 25, 2004

(In thousands)

	Holding Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$69,607	$41,870	$(3,372)	$108,105
Cost of goods sold	—	55,835	34,695	(3,372)	87,158

Gross profit	—	13,772	7,175	—	20,947
Operating expenses:
Distribution	—	5,433	2,002	—	7,435
Selling, general and administrative	4	7,126	1,763	—	8,893

Income (loss) from operations	(4)	1,213	3,410	—	4,619
Interest, net	1,630	4,029	765	—	6,424
Income from unconsolidated affiliates	—	—	(151)	—	(151)
Other, net	—	(236)	403	—	167
Minority interest in operations of consolidated subsidiary	—	—	(806)	—	(806)

Income (loss) before income taxes	(1,634)	(2,580)	3,199	—	(1,015)
Provision (benefit) for income taxes:
Current	—	4	656	—	660
Deferred	(510)	(561)	428	—	(643)

	(510)	(557)	1,084	—	17

Net income (loss)	$(1,124)	$(2,023)	$2,115	$—	$(1,032)

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the six months ended June 25, 2004

(In thousands)

	Holding Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$133,334	$77,362	$(6,291)	$204,405
Cost of goods sold	—	107,312	63,764	(6,291)	164,785

Gross profit	—	26,022	13,598	—	39,620
Operating expenses:
Distribution	—	9,731	3,952	—	13,683
Selling, general and administrative	6	13,068	3,693	—	16,767

Income (loss) from operations	(6)	3,223	5,953	—	9,170
Interest, net	2,955	7,720	1,356	—	12,031
Income from unconsolidated affiliates	—	—	(310)	—	(310)
Other, net	—	(392)	749	—	357
Minority interest in operations of consolidated subsidiary	—	—	(1,612)	—	(1,612)

Income (loss) before income taxes	(2,961)	(4,105)	5,770	—	(1,296)
Provision (benefit) for income taxes:
Current	—	10	1,109	—	1,119
Deferred	(792)	(665)	245	—	(1,212)

	(792)	(655)	1,354	—	(93)

Net income (loss)	$(2,169)	$(3,450)	$4,416	$—	$(1,203)

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the six months ended June 25, 2004

(In thousands)

	Holding Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$(1,746)	$(16,460)	$1,759	$259	$(16,188)
Cash flows from investing activities:
Capital expenditures	—	(4,560)	(794)	—	(5,354)
Change in other assets	215	(5,438)	1,813	(112)	(3,522)

Net cash provided by (used in) investing activities	215	(9,998)	1,019	(112)	(8,876)

Cash flows from financing activities:
Net borrowings (payments) on bank financed debt and unsecured notes payable	70,000	(47,946)	2,993	(152)	24,895
Net payments on capitalized lease obligations	—	(1,400)	(265)	264	(1,401)
Payment of financing costs	(2,670)	—	—	—	(2,670)
Dividends paid	350	(350)	—	—	—
Change in intercompany, net	(66,149)	73,430	(7,022)	(259)	—

Net cash provided by (used in) financing activities	1,531	23,734	(4,294)	(147)	20,824

Effect of exchange rate changes on cash	—	71	(2)	—	69

Net decrease in cash	—	(2,653)	(1,518)	—	(4,171)
Cash, beginning of period	—	2,863	4,033	—	6,896

Cash, end of period	$—	$210	$2,515	$—	$2,725

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEET

December 26, 2003

(In thousands)

	Holding Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash	$—	$2,863	$4,033	$—	$6,896
Accounts receivable, net	—	24,634	23,905	(7,098)	41,441
Inventories, net	—	41,131	11,071	—	52,202
Intercompany receivable	—	270	21,409	(21,679)	—
Prepaid expenses and other	49	8,905	1,290	(58)	10,186
Deferred tax asset	(25)	2,914	—	—	2,889

	24	80,717	61,708	(28,835)	113,614

Property, plant and equipment, at cost	—	230,506	60,289	—	290,795
Less accumulated depreciation	—	(71,509)	(20,633)	—	(92,142)

	—	158,997	39,656	—	198,653

Intercompany receivable	38,051	22,934	—	(60,985)	—
Investments in subsidiaries	106,153	25,078	—	(131,231)	—
Investments in unconsolidated affiliates	—	—	66,606	—	66,606
Other assets	4,669	11,380	552	—	16,601

	$148,897	$299,106	$168,522	$(221,051)	$395,474

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$—	$28,664	$17,675	$(346)	$45,993
Accrued liabilities and other	4,054	18,965	4,070	(176)	26,913
Intercompany payable	—	9,036	63	(9,099)	—
Current portion of long-term debt and capitalized lease obligations	—	14,933	1,017	—	15,950

	4,054	71,598	22,825	(9,621)	88,856

Long-term debt, net of current portion	135,000	111,841	7,197	(16,560)	237,478
Capital lease obligations, net of current portion	—	6,038	—	—	6,038
Intercompany payable	65,962	119	18,868	(84,949)	—
Deferred tax liability	(8,564)	7,113	4,884	119	3,552
Other non-current liabilities	—	3,571	37	—	3,608
Minority interest in consolidated subsidiary	—	—	48,934	—	48,934
Commitments and contingencies	—	—	—	—	—
Stockholders’ equity:
Common stock	1	4	22	(26)	1
Additional paid-in capital	9,164	97,604	22,620	(110,001)	19,387
Retained earnings (deficit)	(56,720)	4,308	37,138	7	(15,267)
Cumulative translation adjustment	—	(3,090)	5,997	(20)	2,887

Total stockholders’ equity (deficit)	(47,555)	98,826	65,777	(110,040)	7,008

	$148,897	$299,106	$168,522	$(221,051)	$395,474

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the three months ended June 27, 2003

(In thousands)

	Holding Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$54,345	$32,060	$(3,170)	$83,235
Cost of goods sold	—	47,661	26,930	(3,170)	71,421

Gross profit	—	6,684	5,130	—	11,814
Operating expenses:
Distribution	—	4,398	1,591	—	5,989
Selling, general and administrative	1	4,875	2,490	—	7,366

Income (loss) from operations	(1)	(2,589)	1,049	—	(1,541)
Interest, net	119	4,384	573	—	5,076
Income from unconsolidated affiliates	—	—	(684)	—	(684)
Other, net	—	(198)	422	—	224

Income (loss) before income taxes	(120)	(6,775)	738	—	(6,157)
Provision (benefit) for income taxes:
Current	—	26	(119)	—	(93)
Deferred	(349)	(2,101)	203	—	(2,247)

	(349)	(2,075)	84	—	(2,340)

Net income (loss)	$229	$(4,700)	$654	$—	$(3,817)

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the six months ended June 27, 2003

(In thousands)

	Holding Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$108,708	$60,428	$(5,648)	$163,488
Cost of goods sold	—	89,913	50,911	(5,948)	134,876

Gross profit	—	18,795	9,517	300	28,612
Operating expenses:
Distribution	—	7,681	3,191	—	10,872
Selling, general and administrative	5	10,665	4,228	—	14,898
Other expenses (Note 5)	1,013	825	—	—	1,838

Income (loss) from operations	(1,018)	(376)	2,098	300	1,004
Interest, net	1,768	7,664	1,062	—	10,494
Income from unconsolidated affiliates	—	—	(1,512)	—	(1,512)
Other, net	—	(394)	808	—	414

Income (loss) before income taxes	(2,786)	(7,646)	1,740	300	(8,392)
Provision (benefit) for income taxes:
Current	—	8	263	—	271
Deferred	(1,293)	(2,423)	256	—	(3,460)

	(1,293)	(2,415)	519	—	(3,189)

Net income (loss)	$(1,493)	$(5,231)	$1,221	$300	$(5,203)

RADNOR HOLDINGS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the six months ended June 27, 2003

(In thousands)

	Holding Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$655	$(9,905)	$(3,078)	$1,663	$(10,695)
Cash flows from investing activities:
Capital expenditures	—	(6,348)	(436)	—	(6,784)
Change in other assets	(3,188)	2,722	353	—	(113)

Net cash used in investing activities	(3,188)	(3,626)	(83)	—	(6,897)

Cash flows from financing activities:
Net borrowings (payments) on bank financed debt and unsecured notes payable	(24,500)	42,052	3,771	—	21,323
Net payments on capitalized lease obligations	—	(413)	—	—	(413)
Payment of financing costs	—	(4,546)	—	—	(4,546)
Change in intercompany, net	27,033	(22,802)	(2,598)	(1,633)	—

Net cash provided by (used in) financing activities	2,533	14,291	1,173	(1,633)	16,364

Effect of exchange rate changes on cash	—	(899)	(202)	—	(1,101)

Net decrease in cash	—	(139)	(2,190)	—	(2,329)
Cash, beginning of period	—	261	3,798	—	4,059

Cash, end of period	$—	$122	$1,608	$—	$1,730

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Partners

Radnor Investments, L.P.:

We have audited the accompanying statement of assets, liabilities and partners’ capital of Radnor Investments, L.P. (the Partnership), including the statement of investments, as of December 31, 2002, and the related statements of operations, changes in partners’ capital and cash flows for the year then ended. These financial statements are the responsibility of the management of the Partnership. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets, liabilities and partners’ capital of Radnor Investments, L.P. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Philadelphia, Pennsylvania

August 26, 2003

RADNOR INVESTMENTS, L.P.

STATEMENTS OF ASSETS, LIABILITIES AND PARTNERS’ CAPITAL

December 31, 2002 and 2001

	2002	2001
		(Unaudited)
ASSETS
Cash	$3,232	$3,478
Interest receivable	60,248	34,586
Other receivables	9,632	6,428
Investments, at fair value	47,786,512	7,238,262

	$47,859,624	$7,282,754

LIABILITIES AND PARTNERS’ CAPITAL
Partners’ capital:
General partner	$34,551,134	$2,580,900
Limited partner	13,308,490	4,701,854

Total partners’ capital	47,859,624	7,282,754

	$47,859,624	$7,282,754

See accompanying notes to financial statements.

RADNOR INVESTMENTS, L.P.

STATEMENTS OF OPERATIONS

Years ended December 31, 2002 and 2001

	2002	2001
		(Unaudited)
Revenue:
Interest income	$65,121	$21,326
Operating expenses:
Selling, general and administrative	626,503	6,438

Total operating expenses	626,503	6,438

Net income (loss) before unrealized appreciation of investments	(561,382)	14,888
Net unrealized appreciation of investments	38,518,467	826,638

Net increase in partners’ capital from operations	$37,957,085	$841,526

See accompanying notes to financial statements.

RADNOR INVESTMENTS, L.P.

STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

Years ended December 31, 2002 and 2001

	General partner	Limited partner	Total
Balance, December 31, 2000 (Unaudited)	$2,519,506	$3,175,091	$5,694,597
Contributions (Unaudited)	—	746,631	746,631
Distributions (Unaudited)	—	—	—
Net increase in partners’ capital from operations (Unaudited)	61,394	780,132	841,526

Balance, December 31, 2001	$2,580,900	$4,701,854	$7,282,754
Contributions	—	7,591,725	7,591,725
Distributions	—	(4,971,940)	(4,971,940)
Net increase in partners’ capital from operations	31,970,234	5,986,851	37,957,085

Balance, December 31, 2002	$34,551,134	$13,308,490	$47,859,624

See accompanying notes to financial statements.

RADNOR INVESTMENTS, L.P.

STATEMENTS OF CASH FLOWS

Years ended December 31, 2002 and 2001

	2002	2001
		(Unaudited)
Cash flows from operating activities:
Net increase in partners’ capital from operations	$37,957,085	$841,526
Adjustments to reconcile net income to net cash used in operating activities:
Unrealized appreciation of investments	(38,518,467)	(826,638)
Increase in other receivables	(3,205)	(6,427)
Increase in interest receivable	(25,661)	(21,326)

Net cash used in operating activities	(590,248)	(12,865)

Cash flows from investing activities:
Purchase of investments	(1,998,001)	(734,008)
Repayment of investment principal	5,010,598	—

Net cash provided by (used in) investing activities	3,012,597	(734,008)

Cash flows from financing activities:
Cash contributions	2,549,345	746,631
Cash distributions	(4,971,940)	—

Net cash provided by (used in) financing activities	(2,422,595)	746,631

Net decrease in cash	(246)	(242)
Cash, beginning of period	3,478	3,720

Cash, end of period	$3,232	$3,478

See accompanying notes to financial statements.

RADNOR INVESTMENTS, L.P.

STATEMENTS OF INVESTMENTS

December 31, 2002 and 2001

		2002
		Cost	Fair Value
Creative Networks International (the Netherlands) B.V.	Debt Securities	$1,071,084	$1,071,084
	Common Stock (30 shares)	996,811	45,639,000
SkinHealth, Inc.	Debt Securities	210,000	210,000
	Series A Preferred stock (33,334 shares)	2,000,000	716,944
	Common Stock (79,711 shares)	92,388	797
Radnor Ventures, LLC	1.5 member units	150,000	23,687
Prism e-Solutions, LLC	140 member units	125,000	125,000

		$4,645,283	$47,786,512

		2001
		Cost	Fair Value
		(Unaudited)
Creative Networks International (the Netherlands) B.V.	Common Stock (30 shares)	$55,000	$5,613,000
SkinHealth, Inc.	Debt Securities	200,000	200,000
	Series A Preferred stock (33,334 shares)	2,000,000	1,229,909
	Common Stock (50,000 shares)	80,500	500
Radnor Ventures, LLC	1.5 member units	150,000	94,853
Prism e-Solutions, LLC	115 member units	100,000	100,000

		$2,585,500	$7,238,262

RADNOR INVESTMENTS, L.P.

NOTES TO FINANCIAL STATEMENTS

1.	ORGANIZATION AND BUSINESS

Radnor Investments, L.P. (the Partnership), a Delaware limited partnership, was formed pursuant to an Agreement of Limited Partnership (the Partnership Agreement) for the purpose of making investments generally in privately-held companies in a variety of industries.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared on the value method of accounting in accordance with accounting principles generally accepted in the United States of America for investment companies.

Valuation of Investments

The Partnership’s investments are generally subject to restrictions on resale and generally have no established market. The Partnership values substantially all of its investments at fair value as determined in good faith by Radnor Investment Advisors, L.P. (the General Partner) in accordance with the Partnership’s valuation policy. The Partnership determines fair value to be the amount for which an investment could be exchanged in an orderly disposition over a reasonable period of time between willing parties other than in a forced or liquidation sale. The Partnership’s valuation policy considers the fact that no ready market exists for substantially all of the entities in which it invests. The Partnership’s valuation policy is intended to provide a consistent basis for determining the fair value of the portfolio. The Partnership will record unrealized depreciation on investments when it believes that an investment has become impaired, including where collection of a loan or when the enterprise value of the company does not currently support the cost of the Partnership’s investments. Conversely, the Partnership will record unrealized appreciation if it believes that the underlying portfolio company has appreciated in value and, therefore, the Partnership’s investment has also appreciated in value. Because of the inherent uncertainty of such valuation, estimated values may differ significantly from the values that would have been used had a ready market for these investments existed and/or the Partnership liquidated its position and the differences could be material.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Partnership itself is not subject to income taxes; each partner is severally liable for income taxes, if any, on his, her or its proportionate share of the Partnership’s net taxable income.

Capital Calls

The Partnership calls capital from certain of its partners in connection with proposed portfolio investments and to provide for partnership and organizational expenses specified by the Partnership Agreement. At the time the capital is called it is recorded as a capital contribution.

Recently Issued Accounting Standards

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, “Consolidation of Variable Interest Entities an interpretation of ARB No. 51.” This Interpretation clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an entity holds a variable interest

RADNOR INVESTMENTS, L.P.

NOTES TO FINANCIAL STATEMENTS—(Continued)

that it acquired prior to February 1, 2003. The Partnership continues to evaluate the impact, if any, that adopting FASB Interpretation No. 46 may have on its financial statements.

3.	PARTNERSHIP AGREEMENT

The following summarizes certain matters related to the organization of the Partnership. Partners should refer to the Partnership Agreement for a more complete description of the Partnership terms.

The Partnership ceases to exist on December 31, 2047, unless earlier terminated in accordance with the Partnership Agreement.

The General Partner is not required to contribute capital to the Partnership. The General Partner must notify the limited partner when additional capital contributions to the Partnership are required. Within ten days thereafter, the limited partner shall notify the General Partner as to whether it agrees to make such additional capital contributions.

A Capital Account, as defined in the Partnership Agreement, is maintained on the books of the Partnership for each partner. The balance in each partner’s Capital Account is adjusted by the partner’s allocable share of net profit or loss, capital contributions and the amount of cash distributed to such partner, as set forth in the Partnership Agreement. Allocations of income, gains, losses and deductions of the Partnership are allocated among the capital accounts of the Partners, as set forth in the Partnership Agreement.

4.	RELATED-PARTY TRANSACTIONS

The Partnership has paid certain administrative expenses on behalf of SkinHealth, Inc. and is entitled to reimbursement of these amounts. At December 31, 2002, $9,632 in advances was included in other receivables in the accompanying balance sheet.

5.	COMMITMENTS AND CONTINGENCIES

During fiscal 2002, the Partnership committed to fund an additional $1,500,000 to Creative Networks International (the Netherlands) B.V. At December 31, 2002, $535,297 had been advanced to the company and was included in investments in the accompanying balance sheet.

6.	INVESTMENTS

Creative Networks International (the Netherlands) B.V.

Creative Networks International (the Netherlands) B.V. and subsidiaries is a pay-television programming company whose major operation is a basic tier arts and entertainment channel on the Sky satellite platform in Italy. Sky, which is owned by Rupert Murdoch’s The News Corporation Limited and is akin to BSkyB in the United Kingdom, is currently one of two pay-television platforms in Italy and merged with its only competitor, Vivendi Universal’s Telepiu, on July 15, 2003.

In September 1997, the Partnership invested approximately $55,000 to acquire 16 Class A Shares and 14 Class B Shares, representing 55.6% of the total outstanding shares and approximately 40.0% of the voting interest of Creative Networks International (the Netherlands) B.V. In July 2002, the Partnership converted its Class B shares into an equal number of Class A Shares, thereby increasing its total voting interest in Creative Networks International (the Netherlands) B.V. to approximately 55.6%. The total cost of the conversion, including the capital contribution and legal and accounting fees, totaled $941,811.

The Partnership’s investment at cost in Creative Networks International (the Netherlands) B.V. and its subsidiaries as of December 31, 2001 was $55,000. The Partnership’s investment was valued at $5,613,000 in the accompanying balance sheet, which approximated fair market value as of December 31, 2001.

RADNOR INVESTMENTS, L.P.

NOTES TO FINANCIAL STATEMENTS—(Continued)

The Partnership’s investment at cost in Creative Networks International (the Netherlands) B.V. and its subsidiaries as of December 31, 2002 was $996,811. The Partnership’s investment was valued at $45,639,000 in the accompanying balance sheet, which approximated fair market value as of December 31, 2002.

During fiscal 2002, the limited partner contributed a $5,042,380 debt security due from Creative Networks International (the Netherlands) B.V. to the Partnership. The Partnership subsequently established a revolving line of credit with Creative Networks International (the Netherlands) B.V., which enables Creative Networks International (the Netherlands) B.V. to borrow up to a maximum of $1,500,000. Interest accrues on the outstanding principle amount at an annual rate equal to the prime rate plus 2.50% and compounds monthly. As of December 31, 2002, the outstanding principal balance under both the debt security and the line of credit was $1,071,084 and was included in investments in the accompanying balance sheet.

SkinHealth, Inc.

SkinHealth, Inc. is an operator of retail, self-pay cosmetic dermatology and skin rejuvenation centers based inside dermatology practices. The company partners with respected dermatologists and offers its clients cosmetic and aesthetic services as well as a full line of skin care products. The company has targeted the Boston, Massachusetts region for its first market.

Since July 1999, the Partnership invested $2,092,388 to acquire approximately 31.1% of the issued and outstanding shares of common and preferred stock of SkinHealth, Inc.

The Partnership’s investment at cost in SkinHealth, Inc. as of December 31, 2001 was $2,080,500. The Partnership’s investment was valued at $1,230,409 in the accompanying balance sheet, which approximated fair market value as of December 31, 2001.

The Partnership’s investment at cost in SkinHealth, Inc. as of December 31, 2002 was $2,092,388. The Partnership’s investment was valued at $717,741 in the accompanying balance sheet, which approximated fair market value as of December 31, 2002.

On May 4, 2000, the Partnership advanced SkinHealth, Inc. $200,000 under a promissory note. Interest accrues on the outstanding principle at a rate of 10.0% and compounds annually. All interest accrued from inception through the third anniversary date shall be added to the principal and repaid in 16 equal principal installments on the first day of each calendar quarter commencing on April 1, 2003. As of December 31, 2002, the original $200,000 was included in investments while the $58,198 of accrued interest was included in interest receivable in the accompanying balance sheet.

On August 20, 2002, the Partnership established a grid note with SkinHealth, Inc., which enables SkinHealth, Inc. to borrow up to a maximum of $25,000. Interest accrues on the outstanding principal amount at an annual rate equal to the prime rate as published from time to time by Bank of America plus 1.0%. As of December 31, 2002, the outstanding principal balance under the grid note was $10,000 and was included in investments in the accompanying balance sheet.

Radnor Ventures, LLC

Radnor Ventures, LLC was formed for the sole purpose of investing, through e-Healthcare Partners, LLC, in healthcare-related companies—Internet Healthcare Group (“IHCG”) and Lumenos, Inc. (“Lumenos”), respectively.

IHCG is a holding company partnered with Internet Capital Group of Wayne, Pennsylvania and is focused exclusively on healthcare and insurance. By acquiring stakes in partner companies and integrating them into a collaborative network, IHCG seeks to exploit technology enhanced opportunities within the healthcare segment of the U.S. economy.

In April 2000, the Partnership invested $150,000 to acquire approximately 11.3% of the member units of Radnor Ventures, LLC.

RADNOR INVESTMENTS, L.P.

NOTES TO FINANCIAL STATEMENTS—(Continued)

The Partnership’s investment at cost in Radnor Ventures, LLC as of December 31, 2001 was $150,000. The Partnership’s investment was valued at $94,853 in the accompanying balance sheet, which approximated fair market value as of December 31, 2001.

The Partnership’s investment at cost in Radnor Ventures, LLC as of December 31, 2002 was $150,000. The Partnership’s investment was valued at $23,687 in the accompanying balance sheet, which approximated fair market value as of December 31, 2002.

Prism e-Solutions, LLC

Prism e-Solutions, LLC is a start-up software company that plans to deliver a variety of software products to end users via the internet.

Since inception, the Partnership invested $125,000 to acquire 140 member units of Prism e-Solutions, LLC.

The Partnership’s investment in Prism e-Solutions, LLC as of December 31, 2001 was $100,000. The Partnership’s investment was valued at cost as of December 31, 2001.

The Partnership’s investment in Prism e-Solutions, LLC as of December 31, 2002 was $125,000. The Partnership’s investment was valued at cost as of December 31, 2002.

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Polar Plastics Inc

We have audited the accompanying consolidated balance sheet of Polar Plastics Inc and subsidiaries (the “Company”) as of March 27, 2003 and March 31, 2002 and the related consolidated statements of operations, retained earnings and cash flows for the years then ended. Our audits also included the supplemental schedules listed in the contents starting on page F-65. These financial statements and supplemental schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 27, 2003 and March 31, 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related supplemental schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ BESSNER GALLAY KREISMAN
Chartered Accountants

Montreal, Quebec

June 10, 2003 except for Note 10 which is as of November 11, 2003

POLAR PLASTICS INC

CONSOLIDATED BALANCE SHEETS

AT MARCH 27, 2003 AND MARCH 31, 2002

	2003	2002
	$	$
ASSETS
CURRENT ASSETS
Accounts receivable —Trade	3,811,753	4,020,920
—Affiliated company	1,399,723	525,518
Inventories (Note 2)	9,852,613	10,268,558
Deferred income taxes (Note 7)	527,000	560,000

Total current assets	15,591,089	15,374,996

PROPERTY, PLANT, AND EQUIPMENT (Notes 3 and 5)	8,395,241	21,395,238
OTHER ASSETS	12,088	12,770

TOTAL ASSETS	23,998,418	36,783,004

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank indebtedness (Note 4)	313,594	229,210
Accounts payable —Trade	3,031,934	3,734,548
—Affiliated company	736,385	1,991,883
Accrued expenses and other liabilities	1,260,356	1,664,032
Income taxes	601,963	1,644
Current portion of long-term debt (Note 4)	3,066,361	600,000
Current portion of capital leases (Note 5)	22,355	78,024

Total current liabilities	9,032,948	8,299,341

LONG-TERM DEBT (Note 4)	2,380,000	18,177,960
CAPITAL LEASE OBLIGATIONS (Note 5)	71,399	45,941
DEFERRED INCOME TAXES (Note 7)	594,000	2,001,000
DEFERRED GAIN ON SALE-LEASEBACK (Note 3)	2,787,450	—

Total Long Term Liabilities	5,832,849	20,224,901

Total Liabilities	14,865,797	28,524,242

STOCKHOLDERS’ EQUITY:
Capital Stock (Note 9)	7,000,000	4,600,000
Retained earnings	2,132,621	3,658,762

Total stockholders’ equity	9,132,621	8,258,762

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	23,998,418	36,783,004

Subsequent Events (Note 10)

See accompanying notes

POLAR PLASTICS INC

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

FOR THE YEARS ENDED MARCH 27, 2003 AND MARCH 31, 2002

	2003	2002
	$	$
BALANCE, BEGINNING OF YEAR, AS PREVIOUSLY REPORTED	4,822,762	1,234,428
Adjustment to prior year’s income relating to correction of calculation error of deferred income taxes (Note 7)	(1,164,000)	—

AS RESTATED	3,658,762	1,234,428
Net Income (Loss)	(1,526,141)	2,424,334

BALANCE, END OF YEAR	2,132,621	3,658,762

See accompanying notes

POLAR PLASTICS INC

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED MARCH 27, 2003 AND MARCH 31, 2002

	2003	2002
	$	$
NET SALES	36,903,744	45,777,854
COST OF GOODS SOLD	32,210,835	36,460,204

GROSS PROFIT	4,692,909	9,317,650

EXPENSES:
Selling	2,386,534	2,149,702
General and administrative	2,662,959	2,410,505
Financial	999,553	1,253,643
Depreciation and amortization	130,337	115,673

TOTAL	6,179,383	5,929,523

INCOME (LOSS) FROM OPERATIONS	(1,486,474)	3,388,127

OTHER EXPENSES (INCOME):
Interest income	(2,136)	(960)
Interest—Long term debt	408,786	473,690
—Other	348,375	502,007
Loss on disposal of property, plant and equipment	5,207	2,456
Other expenses (income)	39,377	(1,472,282)

TOTAL	799,609	(495,089)

INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	(2,286,083)	3,883,216
Provision for income taxes (Benefit) (Note 7)	(759,942)	1,458,882

NET INCOME (LOSS)	(1,526,141)	2,424,334

See accompanying notes

POLAR PLASTICS INC

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 27, 2003 AND MARCH 31, 2002

	2003	2002
	$	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	(1,526,141)	2,424,334
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,495,607	1,492,934
Deferred income taxes	(1,374,000)	1,441,000
Loss on sale of property, plant and equipment	5,207	2,456
Amortization of deferred gain	(6,993)	—

	(1,406,320)	(5,360,724)

Changes in assets and liabilities which provided (used) cash:
Accounts receivable	(665,038)	1,418,601
Inventories	415,945	(2,166,969)
Income taxes receivable	600,319	(8,876)
Grant receivable, current	—	100,000
Accounts payable	(1,958,112)	(2,687,621)
Accrued expenses and other liabilities	(403,676)	318,171

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(3,416,882)	2,334,030

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(796,548)	(3,567,691)
Proceeds from sale of property, plant and equipment	15,090,174	—
Other assets	682	31,655

NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	14,294,308	(3,536,036)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from (Repayments on) long-term debt, net of debt converted to capital stock	(7,600,000)	377,960
Repayment on line of credit	(3,331,599)	(500,000)
Net proceeds from long-term borrowings, affiliates	—	1,002,425
Additional capital lease obligations, net of repayments	(30,211)	(330,470)
Cash overdraft	84,384	229,210

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(10,877,426)	779,125

NET DECREASE IN CASH	—	(422,881)
CASH AND CASH EQUIVALENTS:
Beginning of year	—	422,881

End of year	—	—

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest	649,481	1,151,199

Income taxes	27,433	18,788

See accompanying notes

POLAR PLASTICS INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 27, 2003 AND MARCH 31, 2002

1.	NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business—Polar Plastics Inc and subsidiaries (the “Company”) is engaged in the manufacturing and sale of plastic cutlery, tumblers and injection moulded custom plastic products. The Company’s customers are located throughout the United States and Canada.

Principles of Consolidation—The consolidated financial statements include the accounts of Polar Plastics Inc and its wholly owned subsidiaries, Polar Plastics (NC) Inc. and Polar Plastics Equipment Corp. During the year, Polar Plastics Equipment Corp. was wound-up and its net assets were distributed to Polar Plastics Inc. All significant inter-company transactions have been eliminated on consolidation.

Concentration of Credit Risk—Financial instruments which subject the Company and its subsidiaries to concentrations of credit risk principally consist of cash balances in excess of FDIC limits and trade receivables. The Company sells its products to a large number of customers who are wholesale distributors and retailers in the United States and Canada. To reduce credit risk, the Company performs ongoing credit evaluations of its customers’ financial condition. Additionally, the Company does not generally require collateral for its trade receivables. The Company has provided for doubtful accounts in the following amounts: 2003 – $412,608; 2002 – $897,978.

Cash and Cash Equivalents—Cash and cash equivalents include cash on hand and short-term investments with original maturities of three months or less.

Inventory Valuation—Inventories are valued at the lower of first-in; first-out (“FIFO”) cost or market.

Property, Plant and Equipment—Property, Plant and equipment are stated at cost. Depreciation is computed on both the straight-line and double-declining balance methods over the estimated useful lives of 40 years for buildings, 10 years for machinery and equipment, 5 years for moulds, 10 years for office equipment and 5 to 10 years for computer equipment and programs.

Amortization expense on assets acquired under capital leases is included with depreciation expense on owned assets.

Long-Lived Assets—Long-lived assets and certain identifiable intangibles held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company estimates the future cash flows expected to result from the use of the assets and its eventual disposition, and recognizes an impairment loss if the expected future cash flows are less than the carrying amount of the asset. Management has reviewed all long-lived assets as of March 27, 2003 and believes that the carrying amounts reported in the balance sheets represent the amounts expected to be recovered over the remaining useful lives of those assets.

Advertising Costs—The Company expenses advertising as incurred. Advertising expenses were $152,944 and $71,979 for the years ended March 27, 2003 and March 31, 2002, respectively.

Leases—Leases which are, in substance, financing of assets are classified as capital leases. Assets and liabilities are recorded at amounts equal to the present value of the future minimum lease payments at the beginning of the lease terms. Interest expense relating to the capitalized lease liabilities is recorded to produce constant rates of interest over the terms of the leases. Amortization relating to capitalized leases is calculated using primarily accelerated methods over the lease terms.

Leases which do not meet the criteria for capitalized leases are classified as operating leases and related rentals are charged to expense as incurred.

Income Taxes—The Company and its subsidiaries file a consolidated federal income tax return. Polar Plastics Inc reimburses its subsidiaries for the benefit of losses utilized by the consolidated group and subsidiaries pay Polar Plastics Inc for income taxes paid on their share of taxable income.

POLAR PLASTICS INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 27, 2003 AND MARCH 31, 2002

Deferred taxes are provided using the asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.	INVENTORIES

Inventories consist of the following components:

	2003	2002
	$	$
Raw materials	1,934,934	1,486,280
Work-in-process	272,159	171,344
Finished goods	7,908,386	8,373,243
Obsolescence reserve	(849,298)	(392,335)

Subtotal	9,266,181	9,638,532
Parts inventory	586,432	630,026

Total	9,852,613	10,268,558

3.	PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment at March 27, 2003 and March 31, 2002 are as follows:

	Cost	Accumulated Depreciation	Net Book Value
			2003	2002
	$	$	$	$
Land	25,026	—	25,026	610,374
Land improvements	59,058	17,010	42,048	634,448
Building	892,311	339,093	553,218	8,824,548
Railroad appurtenance	—	—	—	24,870
Machinery and equipment	13,614,741	6,350,244	7,264,497	10,224,258
Moulds, tools and mandrels	476,983	166,210	310,773	869,204
Office and computer equipment	697,697	533,712	163,985	136,093
Computer Programs	178,747	143,053	35,694	71,443

Total	15,944,563	7,549,322	8,395,241	21,395,238

POLAR PLASTICS INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 27, 2003 AND MARCH 31, 2002

During the year the Company sold property consisting of a building, land and equipment as follows:

$
Cost of assets sold	14,327,069
Accumulated depreciation thereon	(2,684,938)

Net Book Value of assets sold	11,642,131
Net proceeds	14,436,574

Gain on Sale of Assets	2,794,443

Immediately thereafter, the Company entered into a 20 year lease, followed by two 10 year options, for the entire property sold, at an annual rental of $1,460,200, payable quarterly.

In accordance with current accounting practice for transactions of this type (Sale-Leaseback) the gain on sale is being deferred and amortized on a straight line basis against future lease expense over the term of the lease.

4.	FINANCING ARRANGEMENTS

Long-term Debt

The Company’s financing arrangements at March 27, 2003 and March 31, 2002 consist of the following:

		2003	2002
		$	$
Revolving line of credit—On September 29, 2000 the Company negotiated a revolving line of credit not to exceed $10,000,000 for a term of 3 years with its principal bank lender. Interest is payable at the Prime Rate plus a Prime Rate Margin (4.25% as at March 27, 2003). The line of credit has certain conditions attached to it which are described below		2,668,401	5,500,000
Bonds—Repaid during the year		—	8,000,000
Notes Payable—Secured by specific machinery and equipment having a total cost of $4,512,282, bearing interest at 1% above the published LIBOR rate (1.34% as at March 27, 2003), due as follows:		777,960	877,960
June 28, 2003	$207,960
December 28, 2003	$190,000
June 28, 2004	$190,000
December 28, 2004	$190,000
Loan from Canadian affiliate—During the year, this loan was converted into 2,400 preferred shares		—	2,400,000

Total		3,446,361	16,777,960
Less current portion of long-term debt		(3,066,361)	(600,000)

		380,000	16,177,960
Subordinated Debt
Payable to a Canadian affiliate under common control, bearing interest at 5.5% per annum which was waived for the year ended March 31, 2002. There are no specific terms for repayment of capital		2,000,000	2,000,000

Total Long-term Debt		2,380,000	18,177,960

Future minimum payments due on debt are as follows:

$
2005	380,000
Thereafter	2,000,000

2,380,000

POLAR PLASTICS INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 27, 2003 AND MARCH 31, 2002

The agreements with the Company’s banker contain the following provisions:

a)	The Company’s Canadian affiliate has guaranteed the revolving line of credit to the extent of the Company’s receivable from the affiliate. The Company will limit its aggregate accounts receivable from the affiliate to no more than $2,000,000. The Canadian affiliate has also agreed not to offset its trade receivables against its payables to the Company.

b)	As security for the revolving line of credit, the Company has provided a perfected first security interest on all existing and future tangible and intangible assets of the Company, except for the Land and Building.

c)	The loan advances are limited to (1) up to 85% of eligible accounts receivable not more than 90 days from invoice date, excluding amounts owing from the Company’s Canadian affiliate; plus (2) up to 65% of eligible raw material inventory, 40% of eligible work-in progress and up to 60% of eligible finished goods inventory, subject to maximums of $5,000,000, $200,000 and $150,000 respectively.

d)	The long term debt owing to Canadian affiliate is to be subordinated to the bank, with interest thereon continuing to be paid, but no capital repayments before March 31, 2001, and subject to limitations.

The line of credit requires the maintenance of certain financial ratio covenants. At March 27, 2003, the Company was not in compliance with certain of the covenants.

The Company’s current credit facility expires on September 29, 2003 and will not be renewed. As such, the Company is currently negotiating with another bank to secure a replacement to its credit facility. Management are confident that they will be successful in securing a credit facility necessary to enable the Company to continue to finance its operations and repay the outstanding balance to its current bank. (See Note 10)

5.	LEASES

At March 27, 2003, the Company had equipment leased under both operating and capital leases which required the maintenance of certain financial ratios. At March 27, 2003, the Company was in compliance with these covenants.

Capital Leases – The Company leases machinery and equipment under capital leases expiring in 2008. As of March 27, 2003, the future minimum lease payments under these lease agreements having an initial term or remaining in excess of one year are as follows:

$
2004	28,227
2005	28,227
2006	28,227
2007	22,195
2008	2,292

Total minimum lease payments	109,168
Less amount representing interest	15,414

Present value of net minimum lease payments	93,754
Less current portion	22,355

Long-term Portion	71,399

Assets recorded under capital leases are amortized on a double-declining balance basis. Included in property, plant and equipment in the accompanying balance sheets are the following assets held under capital leases:

	2003	2002
	$	$
Equipment under capital leases	118,215	1,389,458
Accumulated depreciation	(23,002)	(762,443)

Net Book Value	95,213	627,015

Operating Leases—The Company is party to various equipment operating leases which expire through August 2007. These leases contain various renewal and purchase options. In addition, the Company entered into a 20 year lease on the property sold during

POLAR PLASTICS INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 27, 2003 AND MARCH 31, 2002

the year. This lease expires on December 31, 2022, and contains two 10 year renewal options. The basic quarterly rent is adjustable for increases in the consumer price index, commencing on the third anniversary date of the lease and every three years thereafter.

In support of the obligations by the Company under the lease, a letter of credit has been issued by the Company’s banker in the amount of $730,100 which is subject to the banking conditions described in Note 4.

The following is a schedule of future minimum lease payments under operating leases:

$
2004	4,224,350
2005	4,224,350
2006	3,543,853
2007	1,929,781
2008	1,616,726
Thereafter	21,781,317

Total	37,320,377

Total rent expense under operating leases totaled $3,752,604 and $3,622,683 for fiscal 2003 and 2002 respectively.

6.	RELATED PARTY TRANSACTIONS

In the normal course of business, the Company is involved in the following transactions with its Canadian affiliate which is under common ownership and management.

	2003	2002
	$	$
Sales	5,048,011	3,887,363
Purchases	1,419,694	1,302,643
Interest Expense	110,000	—
Sale of capital assets	653,529	—
Lease of capital assets	988,453	639,217

7.	INCOME TAXES

Components of the provision for income taxes for 2003 and 2002 include:

	2003	2002
	$	$
Current provision	793,058	864,882
Deferred provision (benefit)	(1,374,000)	1,441,000
Reduction of current taxes upon application of losses carried forward	(179,000)	(847,000)

Total income tax provision	(759,942)	1,458,882

At March 27, 2003 and March 31, 2002, the Company had net deferred tax liabilities (assets) of $73,000 and $1,441,000, respectively. The principal temporary differences comprising the deferred tax liability were:

•	Depreciation differences between financial reporting and income taxes.

•	Certain reserves taken for financial reporting purposes not currently deductible.

•	The deferred gain on the sale-leaseback transaction.

At March 27, 2003, the Company had state net operating loss and state tax credit carry forwards of approximately $9,946,000 and $210,000 respectively. The state net operating loss carry forwards expire between fiscal year 2013 and 2015. The state tax credits expire between 2004 and 2008. Due to the uncertainty of utilization of the state tax credits and a portion of the state net operating loss carry forwards, a full valuation allowance has been recorded at March 27, 2003 and March 31, 2002. At March 27, 2003, the Company has an alternative minimum tax (AMT) credit carry forward of approximately $292,700. AMT credits carry forward indefinitely.

POLAR PLASTICS INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 27, 2003 AND MARCH 31, 2002

During 2003, the Company uncovered an error in the calculation of the 2002 deferred income taxes amounting to $1,164,000, all of which pertained to the 2002 year end. As such, the comparative figures presented herein as well as the previously reported retained earnings balance as at March 31, 2002 have been restated to reflect this correction.

8.	EMPLOYEE BENEFIT PLAN

The Company has a qualified defined contribution plan covering substantially all of its employees. Participation in the plan requires the employee be 18 years of age and have three months of eligible service. Employees can contribute to the plan up to a maximum of 20 percent of their respective compensation. The Company matches employee contributions at a rate of 25 percent up to a maximum employer contribution of 6 percent of compensation. Employer contributions to the plan totaled $33,760 and $54,227 for fiscal 2003 and 2002 respectively.

9.	CAPITAL STOCK

The authorized capital stock of the Company consists of common stock and non-cumulative, non-voting preferred stock. Dividends on preferred stock are payable semi-annually at a rate of 10 percent per annum, and are payable in priority to payment of any dividend on common stock. Upon voluntary or involuntary liquidation, dissolution, or winding-up of affairs of the Company, holders of the preferred stock will be entitled to receive the par value for each share, plus any dividends declared and unpaid before any amount shall be paid to the holders of the common stock. The Company, at the option of the Board of Directors, may at any time redeem in whole, or in part, preferred stock outstanding by paying cash for the par value plus any dividends declared or unpaid.

During the year $2,400,000 of debt was converted into 2,400 shares of preferred stock.

The capital stock consists of the following:

	2003	2002
	$	$
Preferred stock, par value $1,000 per share; 10% non-cumulative; authorized 6,900 shares; issued and outstanding 6,900 (2002 – 4,500) shares	6,900,000	4,500,000
Common Stock, no par value; authorized 3,000 shares; issued and outstanding 1,000 shares	100,000	100,000

	7,000,000	4,600,000

10.	SUBSEQUENT EVENTS

Sale of Business

On November 11, 2003, the company entered into an agreement which provides for the sale of substantially all of the company’s assets and the assumption of all of the company’s liabilities and contracts pertaining to its active business operations and the company shall cease active business operations thereafter, effective November 15, 2003.

The purchase price of approximately $28,725,284 will be satisfied as follows:

$
At closing[1]	6,822,685
6% Promissory note payable quarterly over 6 years, commencing on the first anniversary after closing	10,000,000
Maximum liabilities to be assumed by purchaser	11,902,599

28,725,284

In addition, an amount of $3,000,000 will be paid to key management of the company, its parent and affiliates over a 5 year period.

[1]	Reduced by a $2,000,000 Working Capital Holdback which will be payable 90 days after closing providing the Net Working Capital as defined in the agreement is not less than $4,701,905.

POLAR PLASTICS INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MARCH 27, 2003 AND MARCH 31, 2002

The agreement of sale also provides for the purchase by the company of certain assets from its Canadian affiliate which are currently under lease by the company.

The effect of this sale agreement on the non-current assets and liabilities of the company has not been reflected in the accompanying financial statements nor has the resulting gain or loss been determined.

Bank Indebtedness

In view of the above transaction, the company’s Canadian affiliate advanced the necessary funds to repay its banker and a letter of credit from the affiliate’s banker was exchanged for the letter of credit described in note 5.

POLAR PLASTICS INC

SCHEDULE OF COST OF GOODS SOLD

FOR THE YEARS ENDED MARCH 27, 2003 AND MARCH 31, 2002

	2003	2002
	$	$
BEGINNING INVENTORY	9,638,532	7,589,814
PURCHASES:
Raw Materials	10,635,135	15,792,460
Finished Goods	1,565,404	1,575,111
Affiliated Company	1,419,694	1,302,643
DIRECT LABOR	3,564,987	4,972,919
OUTSIDE LABOR	870,103	1,063,938
EMPLOYEE BENEFITS	998,196	1,218,365
PLANT OVERHEAD:
Expense	4,785,414	4,458,361
Depreciation	299,676	303,827
EQUIPMENT AND TOOLING:
Repair and maintenance	2,881,677	3,125,180
Depreciation and amortization	1,065,594	1,073,435
Lease expense	3,752,604	3,622,683

TOTAL	41,477,016	46,098,736
LESS—ENDING INVENTORY	(9,266,181)	(9,638,532)

COST OF GOODS SOLD	32,210,835	36,460,204

See accompanying notes

POLAR PLASTICS INC

SCHEDULE OF EXPENSES

FOR THE YEARS ENDED MARCH 27, 2003 AND MARCH 31, 2002

	2003	2002
	$	$
PLANT OVERHEAD EXPENSES:
Plant supervision	176,917	173,036
Plant management fees	80,001	55,900
Indirect labor	1,083,686	1,098,146
Bonus allowance	7,000	6,050
Employee benefits	315,151	229,577
Building costs	226,517	207,111
Building rent	132,073	—
Outside storage	328,876	33,066
Heating	13,560	11,562
Water and sewer	10,526	13,660
Electricity	1,746,087	1,954,398
General plant expenses	281,180	393,136
Business taxes	190,557	156,696
Insurance	180,163	113,441
Waste disposal expenses	13,120	12,582

TOTAL PLANT OVERHEAD EXPENSES	4,785,414	4,458,361

REPAIRS AND MAINTENANCE EXPENSES:
Machinery	1,097,598	1,092,574
Molds and tooling	220,157	255,949
Labor and benefits	1,563,922	1,776,657

TOTAL REPAIRS AND MAINTENANCE EXPENSES	2,881,677	3,125,180

SELLING:
Sales managers salaries	829,737	1,051,908
Bonus allowance	18,550	30,275
Employee benefits	184,616	167,833
Sales commissions	822,696	334,422
Advertising, brochures and shows	152,944	71,979
Samples	51,547	36,817
Salesmen expenses	245,176	334,027
Promotion	56,976	92,351
Plates and artwork	24,292	30,090

TOTAL SELLING EXPENSES	2,386,534	2,149,702

GENERAL AND ADMINISTRATIVE EXPENSES:
Administrative salaries	1,568,782	1,419,910
Bonus allowance	3,160	12,290
Employee benefits	316,900	240,580
Office supplies and postage	82,898	69,800
Telephone	80,435	64,034
Travel	80,925	43,575
Office equipment expenses	168,422	133,300
General and administrative expenses	20,759	59,736
State capital taxes	13,228	2,689
Auto expenses	7,200	7,200
Professional fees	320,250	357,391

TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	2,662,959	2,410,505

FINANCIAL EXPENSES:
Bank charges	349,945	449,436
Bad debt expense	275,632	296,782
Cash discount, net	373,976	507,425

TOTAL FINANCIAL EXPENSES	999,553	1,253,643

See accompanying notes

POLAR PLASTICS INC

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	Sep 30, 2003	Sep 30, 2002
	$	$
ASSETS
CURRENT ASSETS
Accounts receivable—Trade	3,244,459	2,584,751
—Affiliated company	802,434	1,741,523
Inventories (Note 2)	9,595,175	12,852,162
Deferred income taxes (Note 7)	—	543,000

Total current assets	13,642,068	17,721,436

PROPERTY, PLANT AND EQUIPMENT (Notes 3, 5 and 10)	16,231,882	30,100,901
Less: Accumulated Depreciation	8,079,295	9,724,017

NET PROPERTY, PLANT AND EQUIPMENT	8,152,587	20,376,884

OTHER ASSETS	15,813	12,238

TOTAL ASSETS	21,810,468	38,110,558

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank indebtedness (Note 4)	54,427	281,664
Accounts payable—Trade	2,880,494	2,622,500
—Affiliated Company	1,254,701	1,727,246
Accrued expenses and other liabilities	2,788,044	2,285,079
Loan Payable—Affiliated company	2,000,000	—
Income taxes	—	1,422
Current portion of long-term debt (Note 4)	1,498,512	600,000
Current portion of capital leases (Note 5)	22,912	21,347

Total current liabilities	10,499,090	7,539,258

LONG-TERM DEBT (Note 4)	2,190,000	17,255,282
CAPITAL LEASE OBLIGATIONS (Note 5)	60,044	82,879
DEFERRED INCOME TAXES (Note 7)	—	2,208,000
DEFERRED GAIN ON SALE-LEASEBACK (Note 3)	2,752,522	—

Total Long Term Liabilities	5,002,566	19,546,161

Total Liabilities	15,501,656	27,085,419

STOCKHOLDERS’ EQUITY
Capital stock (Note 9)	7,000,000	7,000,000
Retained earnings (Deficit)	(691,188)	4,025,139

Total stockholders’ equity	6,308,812	11,025,139

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	21,810,468	38,110,558

Subsequent Event (Note 10)

See accompanying notes

POLAR PLASTICS INC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	9 Mos Sep 30, 2003	9 Mos Sep 30, 2002	6 Mos Sep 30, 2003	6 Mos Sep 30, 2002
	$	$	$	$
NET SALES	25,411,819	30,799,329	17,461,367	20,563,315
COST OF GOODS SOLD	25,326,585	23,435,177	17,115,249	16,214,846

GROSS PROFIT	85,234	7,364,152	346,118	4,348,469

EXPENSES
Selling	2,285,043	1,806,358	1,641,174	1,251,373
General and administrative	1,754,327	1,797,202	1,150,264	1,475,314
Financial	402,942	799,597	205,740	493,203
Depreciation and amortization	100,620	94,369	70,724	65,700

TOTAL	4,542,932	4,497,526	3,067,902	3,285,590

INCOME (LOSS) FROM OPERATIONS	(4,457,698)	2,866,626	(2,721,784)	1,062,879
OTHER (INCOME) EXPENSES:
Interest Income	(1,771)	(345)	—	(268)
Interest—Long Term Debt	124,589	333,530	64,819	238,094
Interest—Other	170,560	387,371	104,228	177,038
Loss (Gain) on disposal of capital assets	(22)	7,662	(22)	5,206
Other expenses	—	39,376	—	39,376

	293,356	767,594	169,025	459,446

INCOME (LOSS) BEFORE INCOME TAXES	(4,751,054)	2,099,032	(2,890,809)	603,433
PROVISION FOR INCOME TAXES (BENEFIT):
Current	631,661	479,938	—	147,056
Deferred	(1,185,000)	779,000	(67,000)	224,000
Recovery of income taxes upon application of prior years’ losses	(31,000)	(449,000)	—	(134,000)

	(584,339)	809,938	(67,000)	237,056

NET INCOME (LOSS)	(4,166,715)	1,289,094	(2,823,809)	366,377
RETAINED EARNINGS, Beginning of period	3,475,527	2,736,045	2,132,621	3,658,762

RETAINED EARNINGS (DEFICIT), end of period	(691,188)	4,025,139	(691,188)	4,025,139

See accompanying notes

POLAR PLASTICS INC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	9 Months Sep 30, 2003	6 Months Sep 30, 2003
	$	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(4,166,715)	(2,823,809)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	903,300	531,297
Deferred income taxes	(1,185,000)	(67,000)
Gain on sale of property, plant and equipment	(22)	(22)
Amortization of deferred gain	(41,922)	(34,928)

	(4,490,359)	(2,394,462)

Changes in assets and liabilities which provided (used) cash:
Accounts receivable	407,352	868,690
Inventories, net	1,435,069	257,438
Income taxes receivable	(1,533)	(601,963)
Accounts payable	(304,203)	366,876
Accrued liabilities and other	928,462	1,527,688

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(2,025,212)	24,267

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(373,270)	(291,620)
Proceeds from sale of property, plant and equipment	14,439,574	3,000
Other assets	(3,841)	(3,725)

NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	14,062,463	(292,345)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long term debt	(13,867,225)	(1,757,849)
Repayment of capital lease	(37,056)	(10,798)
Loan payable – Affiliated Company	2,000,000	2,000,000
Cash overdraft	(132,970)	36,725

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(12,037,251)	268,078

NET INCREASE (DECREASE) IN CASH	—	—

CASH AND CASH EQUIVALENTS:
Beginning of year	—	—

End of year	—	—

See accompanying notes

POLAR PLASTICS INC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003 AND 2002

(Unaudited)

1.	NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business—Polar Plastics Inc. and subsidiaries (the “Company”) is engaged in the manufacturing and sale of plastic cutlery, tumblers, and injection molded custom plastic products. The Company’s customers are located throughout the United States and Canada.

Principles of Consolidation—The consolidated financial statements include the accounts of Polar Plastics Inc. and its wholly owned subsidiaries, Polar Plastics (NC) Inc. and Polar Plastics Equipment Corp. During fiscal 2003, Polar Plastics Equipment Corp. was wound-up and its net assets were distributed to Polar Plastics Inc. All significant inter-company transactions have been eliminated on consolidation.

Concentration of Credit Risk—Financial instruments which subject the Company and its subsidiaries to concentrations of credit risk principally consist of cash balances in excess of FDIC limits and trade receivables. The Company sells its products to a large number of customers who are wholesale distributors and retailers in the United States and Canada. To reduce credit risk, the Company performs ongoing credit evaluations of its customers’ financial condition. Additionally, the Company does not generally require collateral for its trade receivables.

Cash and Cash Equivalents—Cash and cash equivalents include cash on hand and short-term investments with original maturities of three months or less.

Inventory Valuation—Inventories are valued at the lower of first-in; first-out (“FIFO”) cost or market.

Property, Plant and Equipment—Property, Plant and equipment are stated at cost. Depreciation is computed on both the straight-line and double-declining balance methods over the estimated useful lives of 40 years for buildings, 10 years for machinery and equipment, 5 years for molds, 10 years for office equipment and 5 to 10 years for computer equipment and programs.

Amortization expense on assets acquired under capital leases is included with depreciation expense on owned assets.

Long-Lived Assets—Long-lived assets and certain identifiable intangibles held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company estimates in the future cash flows expected to result from the use of the assets and its eventual disposition, and recognizes an impairment loss of the expected future cash flows are less than the carrying amount of the asset. Management has reviewed all long-lived assets as of September 30, 2003 and believes that the carrying amounts reported in the balance sheets represent the amounts expected to be recovered over the remaining useful lives of those assets.

Advertising Costs—The Company expenses advertising as incurred. Advertising expenses were $117,113 and $78,157 for the six months ended September 2003 and 2002, respectively, $144,576 and $107,713 for the nine months ended September 2003 and September 2002 respectively.

Leases—Leases which are, in substance, financing of assets are classified as capital leases. Assets and liabilities are recorded at amounts equal to the present value of the future minimum lease payments at the beginning of the lease terms. Interest expense relating to the capitalized lease liabilities is recorded to produce constant rates of interest over the terms of the leases. Amortization relating to capitalized leases is calculated using primarily accelerated methods over the lease terms.

Leases which do not meet the criteria for capitalized leases are classified as operating leases and related rentals are charged to expense as incurred.

Income Taxes—The Company and its subsidiaries file a consolidated federal income tax return. Polar Plastics Inc. reimburses its subsidiaries for the benefit of losses utilized by the consolidated group and subsidiaries pay Polar Plastics Inc. for income taxes paid on their share of taxable income.

POLAR PLASTICS INC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SEPTEMBER 30, 2003 AND 2002

(Unaudited)

Deferred taxes are provided using the asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.	INVENTORIES

Inventories consist of the following components:

	September 30,
	2003	2002
	$	$
Raw materials	1,584,565	1,752,285
Work-in-process	321,583	482,884
Finished goods	7,889,146	10,806,372
Obsolescence reserve	(859,543)	(952,742)

Subtotal	8,935,751	12,088,799
Parts inventory	659,424	763,363

Total	9,595,175	12,852,162

3.	PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment are as follows:

	September 30, 2003		September 30 Net Book Value
	Cost	Accumulated Depreciation	2003	2002
	$	$	$	$
Land	25,026	—	25,026	610,374
Land improvements	59,059	18,486	40,573	613,958
Building	892,311	350,247	542,064	8,725,997
Railroad appurtenance			—	24,068
Machinery and equipment	13,809,666	6,717,455	7,092,211	9,835,283
Molds, tools and mandrels	553,313	246,225	307,088	303,403
Office and computer equipment	716,690	588,413	128,277	210,284
Computer programs	175,817	158,469	17,348	53,517

Total	16,231,882	8,079,295	8,152,587	20,376,884

POLAR PLASTICS INC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SEPTEMBER 30, 2003 AND 2002

(Unaudited)

In February 2003, the Company sold property consisting of a building, land and equipment as follows:

$
Cost of assets sold	14,327,069
Accumulated depreciation thereon	(2,684,938)

Net Book Value of assets sold	11,642,131
Net proceeds	14,436,574

Gain on Sale of Assets	2,794,443

Immediately thereafter, the Company entered into a 20-year lease, followed by two 10-year options, for the entire property sold, at an annual rental of $1,460,200, payable quarterly.

In accordance with current accounting practice for transactions of this type (Sale-Leaseback) the gain on sale is being deferred and amortized on a straight-line basis against future lease expense over the term of the lease.

4.	FINANCIAL ARRANGEMENTS

Long-term Debt

The Company’s financing arrangements consist of the following:

		September,
		2003	2002
		$	$
Revolving line of credit—On September 29, 2000 the Company negotiated a revolving line of credit not to exceed $10,000,000 for a term of 3 years with its principal bank lender. Interest is payable at the Prime Rate plus a Prime Rate margin (7.50% as at September 30, 2003). The line of credit has certain conditions attached to it which are described below		1,118,512	7,477,322
Bonds—Repaid		—	7,500,000
Notes Payable—Secured by specific machinery and equipment having a total cost of $4,512,282, bearing interest at 1% above the published LIBOR rate (1.29% as at September 30, 2003), due as follows:		570,000	877,960
December 28, 2003	$190,000
June 28, 2004	$190,000
December 28, 2004	$190,000

Total		1,688,512	15,855,282
Less current portion of long-term debt		(1,498,512)	(600,000)

		190,000	15,255,282
Subordinated Debt—Payable to a Canadian affiliate under common control, bearing interest at 5.5% per annum which was waived for the year ended March 31, 2002. There are no specific terms for repayment of capital		2,000,000	2,000,000

Total Long-term Debt		2,190,000	17,255,282

Future minimum payments due on debt are as follows:

$
2005	190,000
Thereafter	2,000,000

2,190,000

The agreements with the Company’s banker contain the following provisions:

a)	The Company’s Canadian affiliate has guaranteed the revolving line of credit to the extent of the Company’s receivable from the affiliate. The Company will limit its aggregate accounts receivable from

POLAR PLASTICS INC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SEPTEMBER 30, 2003 AND 2002

(Unaudited)

the affiliate to no more than $2,000,000. The Canadian affiliate has also agreed not to offset its trade receivables against its payable to the Company.

b)	As security for the revolving line of credit, the Company has provided a perfected first security interest on all existing and future tangible and intangible assets of the Company, except for the Land and Building.

c)	The loan advances are limited to (1) up to 85% of eligible accounts receivable not more than 90 days from invoice date, including advances against amounts owing from the Company’s Canadian affiliate, limited to $1,500,000; plus (2) up to 65% of eligible raw material inventory, 40% of eligible work-in-progress and up to 60% of eligible finished goods inventory, subject to maximums of $5,000,000, $200,000 and $150,000 respectively.

d)	The long-term debt owing to the Canadian affiliate is to be subordinated to the bank, with interest thereon continuing to be paid, but no capital repayments before March 31, 2001, and subject to limitations.

The Company’s credit facility expired on September 29, 2003. In October 2003, the Company’s Canadian affiliate advanced the necessary funds to repay its banker and a letter of credit from the affiliate’s banker was exchanged for the letter of credit described in note 5.

5.	LEASES

At September 30, 2003, the Company had equipment leased under both operating and capital leases which required the maintenance of certain financial ratios. At September 30, 2003, the Company was in default of these covenants.

Capital Leases—The Company leases machinery and equipment under capital leases expiring in 2008. As of September 30, 2003, the future minimum lease payments under these lease agreements having an initial term or remaining in excess of one year are as follows:

$
2004	28,227
2005	28,227
2006	28,227
2007	10,375

Total minimum lease payments	95,056
Less amount representing interest	12,100

Present value of net minimum lease payments	82,956
Less current portion	22,912

Long-term Portion	60,044

Assets recorded under capital leases are amortized on a double-declining balance basis. Included in property, plant and equipment in the accompanying balance sheets are the following assets held under capital leases:

	2003	2002
	$	$
Equipment under capital leases	118,215	1,507,673
Accumulated depreciation	(34,823)	(836,136)

Net Book Value	83,392	671,537

Operating Leases—The Company is party to various equipment operating leases which expire through August 2007. These leases contain various renewal and purchase options. In addition, the Company entered into a 20-year lease on the property sold during the year. This lease expires on December 31, 2022, and contains two 10-year

POLAR PLASTICS INC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SEPTEMBER 30, 2003 AND 2002

(Unaudited)

renewal options. The basic quarterly rent is adjustable for increases in the consumer price index, commencing on the third anniversary date of the lease and every three years thereafter.

In support of the obligations by the Company under the lease, a letter of credit has been issued by the Company’s banker in the amount of $730,100 which is subject to the banking conditions described in Note 4.

The following is a schedule of future minimum lease payments under operating leases:

$
2004	4,224,350
2005	4,224,350
2006	2,381,557
2007	1,851,517
2008	1,460,200
Thereafter	20,807,850

Total	34,949,824

Total expense under operating leases were $1,917,847 and $1,876,301 for the six months ended September 2003 and 2002, respectively and $2,855,999 and $2,802,099 for the nine months ended September 2003 and September 2002 respectively.

6.	RELATED PARTY TRANSACTIONS

In the normal course of business, the Company is involved in the following transactions with its Canadian affiliate which is under common ownership and management.

	For the Nine Months Ended September 30,		For the Six Months Ended September 30,
	2003	2002	2003	2002
	$	$	$	$
Sales	3,082,059	3,917,446	2,047,418	3,073,812
Purchases	1,453,622	1,333,309	1,202,408	987,272
Interest expense	82,500	45,833	55,000	45,833
Sale of capital assets	415,050	318,089	3,000	241,552
Lease of capital assets	783,056	727,270	535,772	494,567
Amount included in accounts receivable	818,117	2,180,125	818,117	2,180,125
Amount included in accounts payable	1,270,384	2,165,848	1,270,384	2,165,848

7.	INCOME TAXES

At September 30, 2003 and 2002 the Company had net deferred tax liabilities of $NIL and $1,665,000 respectively. The principal temporary differences comprising the deferred tax liability were:

•	Depreciation differences between financial reporting and income taxes.

•	Certain reserves taken for financial reporting purposes not currently deductible.

•	The deferred gain on the sale-leaseback transaction.

At September 30, 2003, the Company had state net operating loss and state tax credit carry forwards of approximately $8,120,307 and $230,000 respectively. The state net operating loss carry forwards expire between fiscal year 2013 and 2015. The state tax credits expire between 2004 and 2008. Due to the uncertainty of utilization of the state tax credits and the state net operating loss carry forwards, a full valuation allowance has been recorded at

POLAR PLASTICS INC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SEPTEMBER 30, 2003 AND 2002

(Unaudited)

September 30, 2003 and 2002. At September 30, 2003, the Company has an alternative minimum tax (AMT) credit carry forward of approximately $292,700. AMT credits carry forward indefinitely.

8.	EMPLOYEE BENEFIT PLAN

The Company has a qualified defined contribution plan covering substantially all of its employees. Participation in the plan requires the employee be 18 years of age and have three months of eligible service. Employees can contribute to the plan up to a maximum of 20 percent of their respective compensation. The Company matches employee contributions at a rate of 25 percent up to a maximum employer contribution of 6 percent of compensation. Employer contributions to the plan for the nine months ended September 30, 2003 and 2002 were $35,983 and $40,914 respectively and for the six months ended September 30, 2003 and 2002 were $23,402 and $24,647 respectively.

9.	CAPITAL STOCK

The authorized capital stock of the Company consists of common stock and non-cumulative, non-voting preferred stock. Dividends on preferred stock are payable semi-annually at a rate of 10 percent per annum, and are payable in priority to payment of any dividend on common stock. Upon voluntary or involuntary liquidation, dissolution, or winding-up of affairs of the Company, holders of the preferred stock will be entitled to receive the par value for each share, plus any dividends declared and unpaid before any amount shall be paid to the holders of the common stock. The Company, at the option of the Board of Directors, may at any time redeem in whole, or in part, preferred stock outstanding by paying cash for the par value plus any dividends declared or unpaid.

The capital stock consists of the following:

$
Preferred stock, par value $1,000 per share; 10% non-cumulative; authorized 6,900 shares; issued and outstanding 6,900	6,900,000
Common stock, no par value; authorized 3,000 shares; issued and outstanding 1,000 shares	100,000

7,000,000

10.	SUBSEQUENT EVENTS

Sale of Business

On November 11, 2003, the Company entered into an agreement which provides for the sale of substantially all of the Company’s assets and the assumption of all of the Company’s liabilities and contracts pertaining to its active business operations and the Company shall cease active business operations thereafter, effective November 15, 2003.

POLAR PLASTICS INC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SEPTEMBER 30, 2003 AND 2002

(Unaudited)

The purchase price of $28,725,284 will be satisfied as follows:

$
At closing[1]	6,822,685
6% Promissory note payable quarterly over 6 years, commencing on the first anniversary after closing	10,000,000
Maximum liabilities to be assumed by purchaser	11,902,599

28,725,284

[1]	Reduced by a $2,000,000 Working Capital Holdback which will be payable 90 days after closing providing the Net Working Capital as defined in the agreement is not less than $4,701,905.

In addition, an amount of $3,000,000 will be paid to key management of the Company, its parent and affiliates over a 5 year period.

The agreement of sale also provides for the purchase by the Company of certain assets from its Canadian affiliate which are currently under lease by the Company.

The effect of this sale agreement on the non-current assets and liabilities of the Company has not been reflected in the accompanying financial statements nor has the resulting gain or loss been determined.

Bank Indebtedness

In view of the above transaction, the Company’s Canadian affiliate advanced the necessary funds to repay its banker and a letter of credit from the affiliate’s banker was exchanged for the letter of credit described in note 5.

Each broker-dealer that receives the exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. The letter of transmittal delivered with this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the Expiration Date (as defined herein), we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

Offer to Exchange $70,000,000

aggregate principal amount of its

Senior Secured Floating Rate

Notes due 2009

that have been registered under

the Securities Act of 1933

for any and all of its outstanding

Senior Secured Floating Rate

Notes due 2009

The Exchange Agent

for the Exchange Offer is:

WACHOVIA BANK, NATIONAL

ASSOCIATION

By Facsimile:

(704) 590-7628

Confirmation by Telephone:

(704) 590-7413

By Mail:

Wachovia Bank, National Association

Corporate Actions – NC1153

1525 West W.T. Harris Blvd., 3C3

Charlotte, NC 28288-1153

Attention: Marsha Rice

By Overnight Delivery:

Wachovia Bank, National Association

Corporate Actions – NC1153

1525 West W.T. Harris Blvd., 3C3

Charlotte, NC 28262-1153

Attention: Marsha Rice

November 5, 2004